UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
FORM 10
GENERAL FORM FOR REGISTRATION OF
SECURITIES
Pursuant to Section 12(g) of the Securities Exchange Act of 1934
CARDIOVASCULAR SYSTEMS, INC.
(Name of Registrant as specified in its charter)

Minnesota	41-1698056
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
651 Campus Drive
St. Paul, Minnesota 55112-3495
(Address of principal executive offices)
(651) 259-1600
(Registrant’s Telephone Number)
David L. Martin
President and Chief Executive Officer
Cardiovascular Systems, Inc.
651 Campus Drive
St. Paul, Minnesota 55112-3495
(651) 259-1600
With a copy to:
Robert K. Ranum
Alexander Rosenstein
Fredrikson & Byron, P.A.
200 South 6th Street, Suite 4000
Minneapolis, Minnesota 55402
(612) 492-7341
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value per share
(Title of Class)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
     This Form 10 contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our results or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on their interpretation of currently available information.
     These important factors that may cause actual results to differ from our forward-looking statements include those that we discuss under the heading “Risk Factors.” You should read these risk factors and the other cautionary statements made in this Form 10 as being applicable to all related forward-looking statements wherever they appear in this Form 10. We cannot assure you that the forward-looking statements in this Form 10 will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. You should read this Form 10 completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.
     This Form 10 also contains industry and market data obtained through surveys and studies conducted by third parties and industry publications. Industry publications and reports cited in this Form 10 generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.
MARKET AND INDUSTRY DATA
     Information and management estimates contained in this Form 10 concerning the medical device industry, including our general expectations and market position, market opportunity and market share, are based on publicly available information, such as clinical studies, academic research reports and other research reports, as well as information from industry reports provided by third-party sources, such as Millennium Research Group. The management estimates are also derived from our internal research, using assumptions made by us that we believe to be reasonable and our knowledge of the industry and markets in which we operate and expect to compete. Other than Millennium Research Group, none of the sources cited in this Form 10 has consented to the inclusion of any data from its reports, nor have we sought their consent. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. In addition, while we believe the market position, market opportunity and market share information included in this Form 10 is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

ITEM 1. BUSINESS
Our Corporate Information
     Cardiovascular Systems, Inc. (also referred to in this Form 10 as “we,” “us,” “our,” “the Company” or “CSI”) was formed in 1989 as Shturman Cardiology Systems, Inc. and incorporated in Minnesota. From 1989 to 1997, we engaged in research and development on several different product concepts that were later abandoned. Since 1997, we have devoted substantially all of our resources to the development of the Diamondback 360°. In 2003, we changed our name to Cardiovascular Systems, Inc.
     Our principal executive office is located at 651 Campus Drive, Saint Paul, Minnesota 55112. Our telephone number is (651) 259-1600, and our website is www.csi360.com. The information contained in or connected to our website is not incorporated by reference into, and should not be considered part of, this Form 10.
     We have applied for federal registration of certain marks, including “Diamondback 360°” and “ViperWire.” All other trademarks, trade names and service marks appearing in this Form 10 are the property of their respective owners.
Proposed Merger with Replidyne, Inc.
     On November 3, 2008, CSI entered into an Agreement and Plan of Merger and Reorganization, referred to herein as the merger agreement, with Replidyne, Inc., or Replidyne, and Responder Merger Sub, Inc., a Minnesota corporation and wholly-owned subsidiary of Replidyne, or Merger Sub, pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub will be merged with and into CSI, with CSI surviving the merger as a wholly-owned subsidiary of Replidyne. Immediately prior to the effective time of the merger, each share of CSI preferred stock outstanding at such time will be converted into shares of CSI common stock at the conversion ratio determined pursuant to CSI’s articles of incorporation in accordance with an agreement entered into among certain of CSI’s stockholders. At the effective time of the merger, each share of CSI common stock outstanding immediately prior to the effective time of the merger (excluding certain shares to be canceled pursuant to the merger agreement, and shares held by stockholders who have exercised and perfected dissenters’ rights) will be converted into the right to receive approximately 6.460 shares of Replidyne common stock, assuming that the net assets of Replidyne are between $37 million and $40 million as calculated in accordance with the terms of the merger agreement and that the number of shares of Replidyne and CSI common stock outstanding on a fully diluted basis using the treasury stock method of accounting for options and warrants immediately prior to the effective time of the merger has not changed from the number of such shares as of October 31, 2008, subject to adjustment to account for the effect of a reverse stock split of Replidyne common stock to be implemented prior to the consummation of the merger, which is referred to as the reverse stock split. As a result of the merger, holders of CSI stock, options and warrants are expected to own or have the right to acquire in the aggregate approximately 83% of the combined company and the holders of Replidyne stock, options and warrants are expected to own or have the right to acquire in the aggregate approximately 17% of the combined company. At the effective time of the merger, Replidyne will change its corporate name to “Cardiovascular Systems, Inc.” as required by the merger agreement. The merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended.
     To consummate the merger, Replidyne stockholders must approve the issuance of shares of Replidyne common stock in the merger and a certificate of amendment to the restated certificate of incorporation of Replidyne and CSI stockholders must approve and adopt the merger agreement and the merger contemplated therein. Consummation of the merger is also subject to additional closing conditions, including among other things, the filing by Replidyne with the Securities and Exchange Commission, or SEC, of a registration statement on Form S-4 with respect to the registration of the shares of Replidyne common stock to be issued in the merger and a declaration of its effectiveness by the SEC, and conditional approval for the listing of Replidyne common stock to be issued in the merger on the Nasdaq Global Market.
     Several CSI stockholders have agreed with Replidyne to vote shares representing approximately 20% of the outstanding capital stock of CSI in favor of the merger and the other actions contemplated by the merger agreement. These stockholders represented the maximum number of the outstanding shares of CSI capital stock that could be made subject to these voting agreements under Minnesota corporate law. In addition, several Replidyne stockholders, who beneficially own approximately 52% of the outstanding common stock of Replidyne, have agreed with CSI to vote shares representing approximately 35% of the outstanding common stock of Replidyne in favor of the issuance of the shares of Replidyne common stock pursuant to the merger and the other actions contemplated by the merger agreement.
     The merger agreement contains certain termination rights for both Replidyne and CSI, and further provides that, upon termination of the merger agreement under specified circumstances, Replidyne or CSI may be required to pay the other party a termination fee of $1,500,000 plus reimbursement to the applicable party of all actual out-of-pocket legal, accounting and investment advisory fees paid or payable by such party in connection with the merger agreement and the transactions contemplated thereby.
     Replidyne has agreed to appoint directors designated by CSI to Replidyne’s Board of Directors, specified current directors of Replidyne will resign from the Board of Directors and Replidyne will appoint new officers designated by CSI.
     As used in this Form 10, references to the “combined company” refer to Replidyne following the proposed merger described above.
     On December 3, 2008, Replidyne filed a registration statement on Form S-4 to register with the SEC the offer and sale of the shares of Replidyne common stock to be issued to CSI stockholders in the merger, which constitutes a prospectus of Replidyne and a proxy statement of Replidyne and CSI.
Business Overview
     We are a medical device company focused on developing and commercializing interventional treatment systems for vascular disease. Our initial product, the Diamondback 360° Orbital Atherectomy System, is a minimally invasive catheter system for the treatment of peripheral arterial disease, or PAD. PAD affects approximately eight to 12 million people in the United States, as cited by the authors of the PARTNERS study published in the Journal of the American Medical Association in 2001. PAD is caused by the accumulation of plaque in peripheral arteries, most commonly occurring in the pelvis and legs. However, as reported in an article published in Podiatry Today in 2006, only approximately 2.5 million of those eight to 12 million people are treated. PAD is a progressive disease, and if left untreated can lead to limb amputation or death. In August 2007, the U.S. Food and Drug Administration, or FDA, granted us 510(k) clearance for use of the Diamondback 360° as a therapy in patients with PAD. We commenced a limited commercial introduction of the Diamondback 360° in the United States in September 2007. This limited commercial introduction intentionally limited the size of our sales force and the number of customers each member of the sales force served in order to focus on obtaining quality and timely product feedback on initial product usages. During the quarter ended March 31, 2008, we began our full commercial launch.
     The Diamondback 360°’s single-use catheter incorporates a flexible drive shaft with an offset crown coated with diamond grit. Physicians position the crown with the aid of fluoroscopy at the site of an arterial plaque lesion and remove the plaque by causing the crown to orbit against it, creating a smooth lumen, or channel, in the vessel. The Diamondback 360° is designed to differentiate between plaque and compliant arterial tissue, a concept that we refer to as “differential sanding.” The particles of plaque resulting from differential sanding are generally smaller than red blood cells and are carried away by the blood stream. The small size of the particles avoids the need for plaque collection reservoirs and the delay involved in removing the collection reservoir when it fills up during the procedure. Physicians are able to keep the Diamondback 360° in the artery until the desired vessels have been treated, potentially reducing the overall procedure time. As the physician increases the rotational speed of the drive shaft, the crown not only rotates faster but also, due to centrifugal force, begins to orbit with an increasing circumference. The Diamondback 360° can create a lumen that is approximately 100% larger than the actual diameter of the device, for a device-to-lumen ratio of 1.0 to 2.0. By giving physicians the ability to create different lumen diameters with a change in rotational speed, the Diamondback 360° can reduce the need to use multiple catheters of different sizes to treat a single lesion.
     We have conducted three clinical trials involving 207 patients to demonstrate the safety and efficacy of the Diamondback 360° in treating PAD. In particular, our pivotal OASIS clinical trial was a prospective 20-center study that involved 124 patients with 201 lesions and met FDA targets. We were the first, and so far the only, company to conduct a prospective multi-center clinical trial with a prior investigational device exemption, or IDE, in support of a 510(k) clearance for an atherectomy device. We believe that the Diamondback 360° provides a platform that can be leveraged across multiple market segments. In the future, we expect to launch additional products to treat lesions in larger vessels, provided that we obtain appropriate 510(k) clearance from the FDA. We also plan to seek premarket approval (PMA) from the FDA to use the Diamondback 360° to treat patients with coronary artery disease.

Market Overview
     Peripheral Artery Disease
     PAD is a circulatory problem in which plaque deposits build up on the walls of arteries, reducing blood flow to the limbs. The most common early symptoms of PAD are pain, cramping or tiredness in the leg or hip muscles while walking. Symptoms may progress to include numbness, tingling or weakness in the leg and, in severe cases, burning or aching pain in the leg, foot or toes while resting. As PAD progresses, additional signs and symptoms occur, including cooling or color changes in the skin of the legs or feet, and sores on the legs or feet that do not heal. If untreated, PAD may lead to critical limb ischemia, a condition in which the amount of oxygenated blood being delivered to the limb is insufficient to keep the tissue alive. Critical limb ischemia often leads to large non-healing ulcers, infections, gangrene and, eventually, limb amputation or death.
     PAD affects approximately eight to 12 million people in the United States, as cited by the authors of the PARTNERS study published in the Journal of the American Medical Association in 2001. According to 2007 statistics from the American Heart Association, PAD becomes more common with age and affects approximately 12% to 20% of the population over 65 years old. An aging population, coupled with increasing incidence of diabetes and obesity, is likely to increase the prevalence of PAD. In many older PAD patients, particularly those with diabetes, PAD is characterized by hard, calcified plaque deposits that have not been successfully treated with existing non-invasive treatment techniques. PAD may involve arteries either above or below the knee. Arteries above the knee are generally long, straight and relatively wide, while arteries below the knee are shorter and branch into arteries that are progressively smaller in diameter.
     Despite the severity of PAD, it remains relatively underdiagnosed. According to an article published in Podiatry Today in 2006, only approximately 2.5 million of the eight to 12 million people in the United States with PAD are diagnosed. Although we believe the rate of diagnosis of PAD is increasing, underdiagnosis continues due to patients failing to display symptoms or physicians misinterpreting symptoms as normal aging. Recent emphasis on PAD education from medical associations, insurance companies and other groups, coupled with publications in medical journals, is increasing physician and patient awareness of PAD risk factors, symptoms and treatment options. The PARTNERS study advocated increased PAD screening by primary care physicians.
     Physicians treat a significant portion of the 2.5 million people in the United States who are diagnosed with PAD using medical management, which includes lifestyle changes, such as diet and exercise and drug treatment. For instance, within a reference group of over 1,000 patients from the PARTNERS study, 54% of the patients with a prior diagnosis of PAD were receiving antiplatelet medication treatment. While medications, diet and exercise may improve blood flow, they do not treat the underlying obstruction and many patients have difficulty maintaining lifestyle changes. Additionally, many prescribed medications are contraindicated, or inadvisable, for patients with heart disease, which often exists in PAD patients. As a result of these challenges, many medically managed patients develop more severe symptoms that require procedural intervention.
     Conventional Interventional Treatments for PAD and Their Limitations
     According to the Millennium Research Group, in 2006 there were approximately 1.3 million procedural interventions for the treatment of PAD in the United States, including 227,400 surgical bypass procedures, and 1,080,000 endovascular-based interventions, such as angioplasty and stenting.
•	Surgical Procedures. Bypass surgery and amputation are the most common surgical interventions that are used to treat PAD. In bypass surgery, the surgeon reroutes blood around a lesion using a vessel from another part of the body or a tube made of synthetic fabric. Bypass surgery has a high risk of procedure-related complications from blood loss, post-procedural infection or reaction to general anesthesia. Due to these complications, patients may have to remain hospitalized for several days and are exposed to mortality risk. According to clinical research published by EuroIntervention in 2005, bypass surgery has a five year survival rate of 60%. Amputation of all or a portion of a limb may be necessary as critical limb ischemia progresses to an advanced state, which results in approximately 160,000 to 180,000 amputations per year in the United States, according to an article published in Podiatry Today in July 2007.

•	Catheter-Based Interventions. Minimally invasive catheter-based interventions include angioplasty, stenting and atherectomy procedures. Angioplasty involves inserting a catheter with a balloon tip into the site of arterial blockage and then inflating the balloon to compress plaque and expand the artery wall. Stenting involves implanting and expanding a cylindrical metal tube into the diseased artery to hold the arterial wall open. Both angioplasty and stenting can improve blood flow in plaque-lined arteries by opening lumens and are relatively fast and inexpensive compared to surgical procedures. However, these techniques are not as effective in long or calcified lesions or in lesions located below the knee, nor do they remove any plaque from the artery. Moreover, most stents are not FDA-approved for use in arteries in the lower extremities. Additional concerns include the potential to damage the artery when the balloon is expanded in angioplasty and the potential for stent fracture during normal leg movement. Both angioplasty and stenting have also been associated with high rates of restenosis, or re-narrowing of the arteries, in the months following the procedure.
     A third category of catheter-based interventions is atherectomy, which involves removing plaque from the arterial wall by using cutting technologies or energy sources, such as lasers, or by sanding with a diamond grit coated crown. Atherectomy techniques that preceded the introduction of the Diamondback 360° include cutting atherectomy, laser atherectomy and rotational atherectomy. Cutting atherectomy devices are guided into an artery along a catheter to the target lesion, where the device is manipulated to remove plaque by cutting the tissue when the device is advanced. However, there is a risk that when plaque is cut away from a vessel wall, the removed plaque will flow into other parts of the body, where it will block the blood flow by obstructing the lumen, known as embolization. Laser atherectomy devices remove plaque through vaporization. Rotational atherectomy devices remove plaque by abrading the lesion with a spinning, abrasive burr, but lack the Diamondback 360°’s ability to create larger lumen diameters by increasing rotational speed. These earlier catheter-based treatments also require the extensive use of fluoroscopy, which is an imaging technique to capture real-time images of an artery, but results in potentially harmful radiological exposure for the physician and patient.
     The atherectomy technologies that preceded the introduction of the Diamondback 360° have significant drawbacks, including one or more of the following:
•	potential safety concerns, as these methods of plaque removal do not always discriminate between compliant arterial tissue and plaque, thus potentially damaging the arterial wall;

•	difficulty treating calcified lesions, diffuse disease and lesions located below the knee;

•	an inability to create lumens larger than the catheter itself in a single insertion (resulting in device-to-lumen ratios of 1.00 to 1.00 or worse), necessitating the use of multiple catheters, which increases the time, complexity and expense of the procedure;

•	the creation of rough, uneven lumens with deep grooves, which may impact blood flow dynamics following the procedure;

•	the potential requirement for greater physician skill, specialized technique or multiple operators to deliver the catheter and remove plaque;

•	the potential requirement for reservoirs or aspiration to capture and remove plaque, which often necessitates larger catheters and adds time, complexity and expense to the procedure;

•	the potential need for ancillary distal embolization protection devices to prevent large particles of dislodged plaque from causing distal embolisms or blockages downstream;

•	the potential requirement for large, expensive capital equipment used in conjunction with the procedure; and

•	the potential requirement for extensive use of fluoroscopy and increased emitted radiation exposure for physicians and patients during the procedure.
     We believe that there is a significant market opportunity for a technology that opens lumens, similar to the lumen sizes achieved with angioplasty and stenting, in a simple, fast, cost-effective procedure that avoids the risks and potential restenosis associated with those procedures and addresses the historical limitations of atherectomy technologies.
Our Solution
     The Diamondback 360° represents a new approach to the treatment of PAD that provides physicians and patients with a procedure that addresses many of the limitations of traditional treatment alternatives. The Diamondback 360°’s single-use catheter incorporates a flexible drive shaft with an offset crown coated with diamond grit. Physicians position the crown at the site of an arterial plaque lesion and remove the plaque by causing the crown to orbit against it, creating a smooth lumen, or channel, in the vessel. The Diamondback 360° is a rotational atherectomy catheter designed to differentiate between plaque and compliant arterial tissue, a concept that we refer to as “differential sanding.” The particles of plaque resulting from differential sanding are generally smaller than red blood cells and are carried away by the blood stream. As the physician increases the rotational speed of the drive shaft, the crown not only rotates faster but also, due to centrifugal force, begins to orbit with an increasing circumference. The Diamondback 360° can create a lumen that is approximately 100% larger than the actual diameter of the device, for a device-to-lumen ratio of 1.0 to 2.0. By giving physicians the ability to create different lumen diameters with a change in rotational speed, the Diamondback 360° can reduce the need to use multiple catheters of different sizes to treat a single lesion, thus reducing hospital inventory costs and procedure times.

     We believe that the Diamondback 360° offers the following key benefits:
     Strong Safety Profile

•	Differential Sanding Reduces Risk of Adverse Events. The Diamondback 360° is designed to differentiate between plaque and compliant arterial tissue. The diamond grit coated offset crown engages and removes plaque from the artery wall with minimal likelihood of penetrating or damaging the fragile, internal elastic lamina layer of the arterial wall because compliant tissue flexes away from the crown. Furthermore, the Diamondback 360° rarely penetrates even the middle inside layer of the artery and the two elastic layers that border it. The Diamondback 360°’s perforation rates were 2.4% during our pivotal OASIS trial. Analysis by an independent pathology laboratory of more than 436 consecutive cross sections of porcine arteries treated with the Diamondback 360° revealed there was minimal to no damage, on average, to the medial layer, which is typically associated with restenosis. In addition, the safety profile of the Diamondback 360° was found to be non-inferior to that of angioplasty, which is often considered the safest of interventional methods. This was demonstrated in our OASIS trial, which had a 4.0% rate of device-related serious adverse events, or SAEs.

•	Reduces the Risk of Distal Embolization. The Diamondback 360° sands plaque away from artery walls in a manner that produces particles of such a small size — generally smaller than red blood cells — that they are carried away by the blood stream. The small size of the particles avoids the need for plaque collection reservoirs on the catheter and reduces the need for ancillary distal protection devices, commonly used with directional cutting atherectomy, and also significantly reduces the risk that larger pieces of removed plaque will block blood flow downstream.

•	Allows Continuous Blood Flow During Procedure. The Diamondback 360° allows for continuous blood flow during the procedure, except when used in chronic total occlusions. Other atherectomy devices may restrict blood flow due to the size of the catheter required or the use of distal protection devices, which could result in complications such as excessive heat and tissue damage.
     Proven Efficacy

•	Efficacy Demonstrated in a 124-Patient Clinical Trial. Our pivotal OASIS clinical trial was a prospective 20-center study that involved 124 patients with 201 lesions and performance targets established cooperatively with the FDA before the trial began. Despite 55% of the lesions consisting of calcified plaque and 48% of the lesions having a length greater than three centimeters, the performance of the device in the OASIS trial met the FDA’s study endpoints.

•	Treats Difficult and Calcified Lesions. The Diamondback 360° enables physicians to remove plaque from long, calcified or bifurcated lesions in peripheral arteries both above and below the knee. Existing PAD devices have demonstrated limited effectiveness in treating calcified lesions.

•	Orbital Motion Improves Device-to-Lumen Ratio. The orbiting action of the Diamondback 360° can create a lumen of approximately 2.0 times the diameter of the crown. The variable device-to-lumen ratio allows the continuous removal of plaque as the opening of the lumen increases during the operation of the device. Other rotational atherectomy catheters remove plaque by abrading the lesion with a spinning, abrasive burr, which acts in a manner similar to a drill and only creates a lumen the same size or slightly smaller than the size of the burr.

•	Differential Sanding Creates Smooth Lumens. The differential sanding of the Diamondback 360° creates a smooth surface inside the lumen. This feature reduces the need to introduce a balloon after treatment to improve the surface of the artery, which is commonly done after cutting atherectomy. We believe that the smooth lumen created by the Diamondback 360° increases the velocity of blood flow and decreases the resistance to blood flow which may decrease potential for restenosis, or renarrowing of the arteries.
     Ease of Use
•	Utilizes Familiar Techniques. Physicians using the Diamondback 360° employ techniques similar to those used in angioplasty, which are familiar to interventional cardiologists, vascular surgeons and interventional radiologists who are trained in endovascular techniques. The Diamondback 360°’s simple user interface requires minimal additional training and technique. The system’s ability to differentiate between diseased and compliant tissue reduces the risk of complications associated with user error and potentially broadens the user population beyond those currently using atherectomy devices.

•	Single Insertion to Complete Treatment. The Diamondback 360°’s orbital technology and differential sanding process in most cases allows for a single insertion to treat lesions. Because the particles of plaque sanded away are of such small sizes, the Diamondback 360° does not require a collection reservoir that needs to be repeatedly emptied or cleaned during the procedure. Rather, the Diamondback 360° allows for multiple passes of the device over the lesion until plaque is removed and a smooth lumen is created.

•	Limited Use of Fluoroscopy. The relative simplicity of our process and predictable crown location allows physicians to significantly reduce fluoroscopy use, thus limiting radiation exposure.
     Cost and Time Efficient Procedure
•	Single Crown Can Create Various Lumen Sizes Limiting Hospital Inventory Costs. The Diamondback 360°’s orbital mechanism of action allows a single-sized device to create various diameter lumens inside the artery. Adjusting the rotational speed of the crown changes the orbit to create the desired lumen diameter, thereby potentially avoiding the need to use multiple catheters of different sizes. The Diamondback 360° can create a lumen that is 100% larger than the actual diameter of the device, for a device-to-lumen ratio of approximately 1.0 to 2.0.

•	Less Expensive Capital Equipment. The control unit used in conjunction with the Diamondback 360° has a current retail list price of $19,995, significantly less than the cost of capital equipment used with laser atherectomy, which may cost from $125,000 to more than $150,000.

•	Single Insertion Reduces Procedural Time. Since the physician does not need to insert and remove multiple catheters or clean a plaque collection reservoir to complete the procedure, there is a potential for decreased procedure time.
Our Strategy
     Our goal is to be the leading provider of minimally invasive solutions for the treatment of vascular disease. The key elements of our strategy include:

•	Drive Adoption with Key Opinion Leaders Through Direct Sales Organization. We expect to continue to drive adoption of the Diamondback 360° through our direct sales force, which targets interventional cardiologists, vascular surgeons and interventional radiologists. Initially, we plan to focus primarily on key opinion leaders who are early adopters of new technology and can assist in peer-to-peer selling. We commenced a limited commercial introduction in September 2007 and broadened our commercialization efforts to a full commercial launch in the quarter ended March 31, 2008. As of October 31, 2008, we had a 108 person direct sales force. As a key element of our strategy, we focus on educating and training physicians on the Diamondback 360° through seminars where industry leaders discuss case studies and treatment techniques using the Diamondback 360°.

•	Collect Additional Clinical Evidence on Benefits of the Diamondback 360°. We are focused on using clinical evidence to demonstrate the advantages of our system and drive physician acceptance. We have conducted three clinical trials to demonstrate the safety and efficacy of the Diamondback 360° in treating PAD, involving 207 patients, including our pivotal OASIS trial. We have requested clinical data from each subsequent use of the system following these clinical trials. These data are tabulated and disseminated internally to our sales, marketing and research and development departments in an effort to better understand the system’s performance, identify any potential trends in the data, and drive product improvements. The data are also presented to groups of physicians for their education, comments and feedback. We are considering other clinical studies to further demonstrate the advantages of the Diamondback 360° but have not yet undertaken any additional studies.

•	Expand Product Portfolio within the Market for Treatment of Peripheral Arteries. We are currently developing a new product generation to further reduce treatment times and allow treatment of larger vessels.

•	Leverage Technology Platform into Coronary Market. We have initiated preclinical studies investigating the use of the Diamondback 360° in the treatment of coronary artery disease. We believe that the key product attributes of the Diamondback 360° will also provide substantial benefits in treating the coronary arteries, subject to FDA approval.

•	Pursue Strategic Acquisitions and Partnerships. In addition to adding to our product portfolio through internal development efforts, we intend to explore the acquisition of other product lines, technologies or companies that may leverage our sales force or complement our strategic objectives. We may also evaluate distribution agreements, licensing transactions and other strategic partnerships.

Our Product
     Components of the Diamondback 360°
     The Diamondback 360° consists of a single-use, low-profile catheter that travels over our proprietary ViperWire guidewire. The system is used in conjunction with an external control unit.
     Catheter. The catheter consists of:
•	a control handle, which allows precise movement of the crown and predictable crown location;

•	a flexible drive shaft with a diamond grit coated offset crown, which tracks and orbits over the guidewire; and

•	a sheath, which covers the drive shaft and permits delivery of saline or medications to the treatment area.
     The crown is available in multiple sizes, including 1.25, 1.50, 1.75, 2.00 and 2.25 mm diameters. The catheter is available in two lengths, 95 cm and 135 cm, to address procedural approach and target lesion location.
     ViperWire Guidewire. The ViperWire, which is located within the catheter, maintains device position in the vessel and is the rail on which the catheter operates. The ViperWire is available in three levels of firmness.
     Control Unit. The control unit incorporates a touch-screen interface on an easily maneuverable, lightweight pole. Using an external air supply, the control unit regulates air pressure to drive the turbine located in the catheter handle to speeds ranging up to 200,000 revolutions per minute. Saline, delivered by a pumping mechanism on the control unit, bathes the device shaft and crown. The constant flow of saline reduces the risk of heat generation.
     The following diagram depicts the components of the Diamondback 360°:
     Technology Overview
     The two technologies used in the Diamondback 360° are orbital atherectomy and differential sanding.
     Orbital Atherectomy. The system operates on the principles of centrifugal force. As the speed of the crown’s rotation increases, it creates centrifugal force, which increases the crown’s orbit and presses the diamond grit coated offset crown against the lesion or plaque, removing a small amount of plaque with each orbit. The characteristics of the orbit and the resulting lumen size can be adjusted by modifying three variables:
•	Speed. An increase in speed creates a larger lumen. Our current system allows the user to choose between three rotational speeds. The fastest speed can result in a device-to-lumen ratio of 1.0 to 2.0, for a lumen that is approximately 100% larger than the actual diameter of the device.

•	Crown Characteristics. The crown can be designed with various weights (as determined by different materials and density) and coated with diamond grit of various width, height and configurations. Our current system offers the choice between a hollow, lightweight crown and a solid, heavier crown, which could potentially increase the device-to-lumen ratio.

•	Drive Shaft Characteristics. The drive shaft can be designed with various shapes and degrees of rigidity. We are developing a drive shaft that we call the “Sidewinder,” which is a heat-set, pre-bent shaft. When the guidewire is inserted into the Sidewinder, the shaft is straightened, allowing for deliverability to the lesion. However, the propensity of the Sidewinder’s pre-bent shaft to return to its bent shape creates a larger diameter orbit, which will potentially allow for the creation of a larger lumen. We are also developing a version of our shaft that has a diamond grit coated tip for ease of penetrating a chronic total occlusion.

     We view the Diamondback 360° as a platform that can be used to develop additional products by adjusting one or more of the speed, crown and shaft variables.
     Differential Sanding. The Diamondback 360°’s design allows the device to differentiate between compliant and diseased arterial tissue. This property is common with sanding material such as the diamond grit used in the Diamondback 360o. The diamond preferentially engages and sands harder material. The Diamondback 360° also treats soft plaque, which is less compliant than a normal vessel wall. Arterial lesions tend to be harder and stiffer than compliant, undiseased tissue, and they often are calcified, and the Diamondback 360o sands the lesion but does not damage more compliant parts of the artery. The mechanism is a function of the centrifugal force generated by the Diamondback 360o as it rotates. As the crown moves outward, the centrifugal force is offset by the counterforce exerted by the arterial wall. If the tissue is compliant, it flexes away, rather than generating an opposing force that would allow the Diamondback 360o to engage and sand the wall. Diseased tissue, particularly heavily calcified lesions, provides resistance and is able to generate an opposing force that allows the Diamondback 360o to engage and sand the plaque. The sanded plaque is broken down into particles generally smaller than circulating red blood cells that are washed away downstream with the patient’s natural blood flow. Of 36 consecutive experiments that we performed in carbon blocks, animal and cadaver models:
•	93.1% of particles were smaller than a red blood cell, with a 99% confidence interval; and

•	99.3% of particles were smaller than the lumen of the capillaries (which provide the connection between the arterial and venous system), with a 99% confidence interval.
     The small particle size minimizes the risk of vascular bed overload, or a saturation of the peripheral vessels with large particles, which may cause slow or reduced blood flow to the foot. We believe that the small size of the particle also allows it to be managed by the body’s natural cleansing of the blood, whereby various types of white blood cells eliminate worn-out cells and other debris in the bloodstream.
     One of our competitors claims that its rotational atherectomy catheter is also able to differentiate between compliant and diseased tissue.
     Applications
     The Diamondback 360° can be delivered to the lesion by a single physician, and on average required three minutes to treat a lesion in our OASIS trial.
     Below-the-Knee Peripheral Artery Disease. Arteries below the knee have small diameters and may be diffusely diseased, calcified or both, limiting the effectiveness of traditional atherectomy devices. The Diamondback 360° is effective in both diffuse and calcified vessels as demonstrated in the OASIS trial, where 94.5% of lesions treated were below the knee.
     Above-the-Knee Peripheral Artery Disease. Plaque in arteries above the knee may also be diffuse and calcific; however, these arteries are longer, straighter and wider than below-the-knee vessels. While effective in difficult-to-treat below-the-knee vessels, and indicated for vessels up to four millimeters in diameter, our product is also being used to treat lesions above the knee, in particular, calcified lesions. We intend to seek expanded labeling from the FDA for treatment of vessels larger than four millimeters in diameter before the end of 2009. The Millennium Research Group estimates that there will be approximately 258,600 procedures to treat above-the-knee PAD in 2008 and that there will be approximately 71,220 procedures to treat below-the-knee PAD in 2008.
     Coronary Artery Disease. Given the many similarities between peripheral and coronary artery disease, we have developed and are completing pre-clinical testing of a modified version of the Diamondback 360° to treat coronary arteries. We have conducted numerous bench studies and four pre-clinical animal studies to evaluate the Diamondback 360o in coronary artery disease. In the bench studies, we evaluated the system for conformity to specifications and patient safety, and under conditions of expected clinical use no safety issues were observed. In three of the animal studies, the system was used to treat a large number of stented and non-stented arterial lesions. The system was able to safely debulk lesions without evidence or observations of significant distal embolization, and the treated vessels in the animal studies showed only minimal to no damage. The fourth animal study evaluated the safety of the system for the treatment of coronary stenosis. There were no device-related adverse events associated with system treatment during this study, with some evidence of injury observed in 17% of the tissue sections analyzed, although 75% of these injuries were minimal or mild. A coronary application would require us to conduct a clinical trial and receive PMA from the FDA. We participated in three pre-IDE meetings with the FDA and completed the human feasibility portion of a coronary trial in the summer of 2008 in India, enrolling 50 patients. The FDA has agreed to accept the data from the India trial to support an IDE submission should we determine to proceed with an IDE submission based on the results of this trial.

Clinical Trials and Studies for our Products
     We have conducted three clinical trials to demonstrate the safety and efficacy of the Diamondback 360° in treating PAD, enrolling a total of 207 patients in our PAD I and PAD II pilot trials and our pivotal OASIS trial.
     The common metrics used to evaluate the efficacy of atherectomy devices for PAD include:

Metric	Description
Absolute Plaque Reduction	Absolute plaque reduction is the difference between the pre-treatment percent stenosis, or the narrowing of the vessel, and the post-treatment percent stenosis as measured angiographically.

Target Lesion Revascularization	Target lesion revascularization rate, or TLR rate, is the percentage of patients at follow-up who have another peripheral intervention precipitated by their worsening symptoms, such as an angioplasty, stenting or surgery to reopen the treated lesion site.

Ankle Brachial Index	The Ankle Brachial Index, or ABI, is a measurement that is useful to evaluate the adequacy of circulation in the legs and improvement or worsening of leg circulation over time. The ABI is a ratio between the blood pressure in a patient’s ankle and a patient’s arm, with a ratio above 0.9 being normal.
     The common metrics used to evaluate the safety of atherectomy devices for PAD include:

Metric	Description
Serious Adverse Events	Serious adverse events, or SAEs, include any experience that is fatal or life-threatening, is permanently disabling, requires or prolongs hospitalization, or requires intervention to prevent permanent impairment or damage. SAEs may or may not be related to the device.

Perforations	Perforations occur when the artery is punctured during atherectomy treatment. Perforations may be nonserious or an SAE depending on the treatment required to repair the perforation.
     Inclusion criteria for trials often limit size of lesion and severity of disease, as measured by the Rutherford Class, which utilizes a scale of I to VI, with I being mild and VI being most severe, and the Ankle Brachial Index.
     PAD I Feasibility Trial
     Our first trial was a two-site, 17-patient feasibility clinical trial in Europe, which we refer to as PAD I, that began in March 2005. Patients enrolled in the trial had lesions that were less than 10 cm in length in arteries between 1.5 mm and 6.0 mm in diameter, with Rutherford Class scores of IV or lower. Patients were evaluated at the time of the procedure and at 30 days following treatment. The purpose of PAD I was to obtain the first human clinical experience and evaluate the safety of the Diamondback 360°. This was determined by estimating the cumulative incidence of patients experiencing one or more SAEs within 30 days post-treatment.
     The results of PAD I were presented at the Transcatheter Therapeutics conference, or TCT, in 2005 and published in American Journal of Cardiology. Results confirmed that the Diamondback 360° and orbital atherectomy were safe and established that the Diamondback 360° could be used to treat vessels in the range of 1.5 mm to 4.0 mm, which are found primarily below the knee. Also, PAD I showed that effective debulking, or removal of plaque, could be accomplished and the resulting device-to-lumen ratio was approximately 1.0 to 2.0. The SAE rate in PAD I was 6% (one of 17 patients).
     PAD II Feasibility Trial
     After being granted the CE Mark in May 2005, we began a 66-patient European clinical trial at seven sites, which we refer to as PAD II, in August 2005. All patients had stenosis in vessels below the femoral artery of between 1.5 mm and 4.0 mm in diameter, with at least 50% blockage. The primary objectives of this study were to evaluate the acute (30 days or less) risk of experiencing an SAE post procedure and provide evidence of device effectiveness. Effectiveness was confirmed angiographically and based on the percentage of absolute plaque reduction.
     The PAD II results demonstrated safe and effective debulking in vessels with diameters ranging from 1.5 mm to 4.0 mm with a mean absolute plaque reduction of 55%. The SAE rate in PAD II was 9% (six of 66 patients), which did not differ significantly from existing non-invasive treatment options.
     OASIS Pivotal Trial
     We received an IDE to begin our pivotal United States trial, OASIS, in September 2005. OASIS was a 124-patient, 20-center, prospective trial that began enrollment in January 2006.
     Patients included in the trial had:
•	an ABI of less than 0.9;

•	a Rutherford Class score of V or lower; and

•	treated arteries of between 1.5 mm and 4.0 mm or less in diameter via angiogram measurement, with a well-defined lesion of at least 50% diameter stenosis and lesions of no greater than 10.0 cm in length.
     The primary efficacy study endpoint was absolute plaque reduction of the target lesions from baseline to immediately post procedure. The primary safety endpoint was the cumulative incidence of SAEs at 30 days.
     In the OASIS trial, 94.5% of lesions treated were below the knee, an area where lesions have traditionally gone untreated until they require bypass surgery or amputation. Of the lesions treated in OASIS, 55% were comprised of calcified plaque which presents a challenge to proper expansion and apposition of balloons and stents, and 48% were diffuse, or greater then 3 cm in length, which typically requires multiple balloon expansions or stent placements. Competing atherectomy devices are often ineffective with these difficult to treat lesions.
     The average time of treatment in the OASIS trial was three minutes per lesion, which compares favorably to the treatment time required by other atherectomy devices. We believe physicians using other atherectomy devices require approximately ten to 20 minutes of treatment time to achieve desired results, although treatment times may vary depending upon the nature of the procedure, the condition of the patient and other factors. The following table is a summary of the OASIS trial results:

Item	FDA Target	OASIS Result
Absolute Plaque Reduction	55%	59.4%
SAEs at 30 days	8% mean, with an upper bound of 16%	4.0% mean, device-related 9.7% mean, overall
TLR	20% or less	2.4%
Perforations	N/A	1 serious perforation
ABI at baseline	N/A	0.68 ± 0.2*
ABI at 30 days	N/A	0.9 ± 0.18*
ABI at 6 months	N/A	0.83 ± 0.23*

*	Mean ± Standard Deviation
     We submitted our OASIS data and received 510(k) clearance from the FDA for use of the Diamondback 360°, including the initial version of the control unit, with a hollow crown as a therapy for patients with PAD in August 2007. The FDA’s labeling requirements reflected the inclusion criteria for the OASIS trial listed above. We received 510(k) clearances in October 2007 for the updated control unit used with the Diamondback 360° and in November 2007 for the Diamondback 360° with a solid crown. In May 2005, we received the CE mark, allowing for the commercial use of the Diamondback 360° within the European Union; however, our current plans are to focus sales in the United States.
Sales and Marketing
     We market and sell the Diamondback 360° through a direct sales force in the United States. As of October 31, 2008, we had a 108-person direct sales force, including our Vice President of Sales, 15 associate sales managers, 72 district sales managers, 12 regional sales managers, four sales directors, a national training manager, a director of customer operations, and two customer service specialists. Upon receiving 510(k) clearance from the FDA on August 30, 2007, we began limited commercialization of the Diamondback 360° in September 2007. We commenced our full commercial launch in the quarter ended March 31, 2008.

     While we sell directly to hospitals, we have targeted our initial sales and marketing efforts to thought-leading interventional cardiologists, vascular surgeons and interventional radiologists with experience using similar catheter-based procedures, such as angioplasty and cutting or laser atherectomy. Physician referral programs and peer-to-peer education are other key elements of our sales strategy. Patient referrals come from general practitioners, podiatrists, nephrologists and endocrinologists.
     We target our marketing efforts to practitioners through physician education, medical conferences, seminars, peer reviewed journals and marketing materials. Our sales and marketing program focuses on:
•	educating physicians regarding the proper use and application of the Diamondback 360°;

•	developing relationships with key opinion leaders; and

•	facilitating regional referral marketing programs.
     We are not marketing our products internationally and we do not expect to do so in the near future; however, we will continue to evaluate international opportunities.
Research and Development
     As of October 31, 2008, we had 32 employees in our research and development department, comprised primarily of scientists, engineers and physicians, all of whom report to our Executive Vice President. Our research and development efforts are focused in the development of products to penetrate our three key target markets: below-the-knee, above-the-knee and coronary vessels. Research and development expenses for fiscal 2006, fiscal 2007 and fiscal 2008 were $3.2 million, $8.4 million and $16.1 million, respectively, and for the three months ended September 30, 2007 and 2008 were $3.3 million and $5.0 million, respectively.
Manufacturing
     We use internally-manufactured and externally-sourced components to manufacture the Diamondback 360°. Most of the externally-sourced components are available from multiple suppliers; however, a few key components, including the diamond grit coated crown, are single sourced. We assemble the shaft, crown and handle components on-site, and test, pack, seal and label the finished assembly before sending the packaged product to a contract sterilization facility. The sterilization facility sends samples to an independent laboratory to test for sterility. Upon return from the sterilizer, product is held in inventory prior to shipping to our customers.
     The current floor plan at our manufacturing facility allows for finished goods of approximately 8,000 units of the Diamondback 360° and for approximately 50 control units. The manufacturing areas, including the shaft manufacturing and the controlled-environment assembly areas, are equipped to accommodate approximately 30,000 units per shift annually.
     We are registered with the FDA as a medical device manufacturer. We have opted to maintain quality assurance and quality management certifications to enable us to market our products in the member states of the European Union, the European Free Trade Association and countries that have entered into Mutual Recognition Agreements with the European Union. We are ISO 13485:2003 certified, and our renewal is due by December 2009. During our time of commercialization, we have not had any instances requiring consideration of a recall.
Third-Party Reimbursement and Pricing
     Third-party payors, including private insurers, and government insurance programs, such as Medicare and Medicaid, pay for a significant portion of patient care provided in the United States. The single largest payor in the United States is the Medicare program, a federal governmental health insurance program administered by the Centers for Medicare and Medicaid Services, or CMS. Medicare covers certain medical care expenses for eligible elderly and disabled individuals, including a large percentage of the population with PAD who could be treated with the Diamondback 360°. In addition, private insurers often follow the coverage and reimbursement policies of Medicare. Consequently, Medicare’s coverage and reimbursement policies are important to our operations.
     CMS has established Medicare reimbursement codes describing atherectomy products and procedures using atherectomy products, and many private insurers follow these policies. We believe that physicians and hospitals that treat PAD with the Diamondback 360° will generally be eligible to receive reimbursement from Medicare and private insurers for the cost of the single-use catheter and the physician’s services.

     The continued availability of insurance coverage and reimbursement for newly approved medical devices is uncertain. The commercial success of our products in both domestic and international markets will be dependent on whether third-party coverage and reimbursement is available for patients that use our products and our monitoring services. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not continue to provide adequate payment for our products. To position our device for acceptance by third-party payors, we may have to agree to a lower net sales price than we might otherwise charge. The continuing efforts of governmental and commercial third-party payors to contain or reduce the costs of healthcare may limit our revenue.
     In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs.
Competition
     The medical device industry is highly competitive, subject to rapid change and significantly affected by new product introductions and other activities of industry participants. The Diamondback 360° competes with a variety of other products or devices for the treatment of vascular disease, including stents, balloon angioplasty catheters and atherectomy catheters, as well as products used in vascular surgery. Large competitors in the stent and balloon angioplasty market segments include Abbott Laboratories, Boston Scientific, Cook, Johnson & Johnson and Medtronic. We also compete against manufacturers of atherectomy catheters including, among others, ev3, Spectranetics, Boston Scientific and Pathway Medical Technologies, as well as other manufacturers that may enter the market due to the increasing demand for treatment of vascular disease. Several other companies provide products used by surgeons in peripheral bypass procedures. Other competitors include pharmaceutical companies that manufacture drugs for the treatment of mild to moderate PAD and companies that provide products used by surgeons in peripheral bypass procedures. We are not aware of any competing catheter systems either currently on the market or in development that also use an orbital motion to create lumens larger than the catheter itself.
     Because of the size of the peripheral and coronary market opportunities, competitors and potential competitors have historically dedicated significant resources to aggressively promote their products. We believe that the Diamondback 360° competes primarily on the basis of:
•	safety and efficacy;

•	predictable clinical performance;

•	ease of use;

•	price;

•	physician relationships;

•	customer service and support; and

•	adequate third-party reimbursement.
Patents and Intellectual Property
     We rely on a combination of patent, copyright and other intellectual property laws, trade secrets, nondisclosure agreements and other measures to protect our proprietary rights. As of October 31, 2008, we held 20 issued U.S. patents and have 24 U.S. patent applications pending, as well as 33 issued or granted foreign patents and 20 foreign patent applications, each of which corresponds to aspects of our U.S. patents and applications. Our issued U.S. patents expire between 2010 and 2022, and our most important patent, U.S. Patent No. 6,494,890, is due to expire in 2017. Our issued patents and patent applications relate primarily to the design and operation of certain interventional atherectomy devices, including the Diamondback 360°. These patents and applications include claims covering key aspects of certain rotational atherectomy devices including the design, manufacture and therapeutic use of certain atherectomy abrasive heads, drive shafts, control systems, handles and couplings. As we continue to research and develop our atherectomy technology, we intend to file additional U.S. and foreign patent applications related to the design, manufacture and therapeutic uses of atherectomy devices. In addition, we hold two registered U.S. trademarks and have three U.S. trademark applications pending.

     We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us. We also require confidentiality or material transfer agreements from third parties that receive our confidential data or materials.
Government Regulation of Medical Devices
     Governmental authorities in the United States at the federal, state and local levels and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of medical devices such as the Diamondback 360°. Failure to obtain approval to market our products under development and to meet the ongoing requirements of these regulatory authorities could prevent us from marketing and continuing to market our products.
     United States
     The Federal Food, Drug, and Cosmetic Act, or FDCA, and the FDA’s implementing regulations govern medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Medical devices and their manufacturers are also subject to inspection by the FDA. The FDCA, supplemented by other federal and state laws, also provides civil and criminal penalties for violations of its provisions. We manufacture and market medical devices that are regulated by the FDA, comparable state agencies and regulatory bodies in other countries.
     Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization are premarket notification (also called 510(k) clearance) and premarket approval (also called PMA approval). The type of marketing authorization applicable to a device — 510(k) clearance or PMA approval — is generally linked to classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk FDA determines to be associated with a device and the extent of control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to the FDA’s current good manufacturing practice requirements, as reflected in its Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or postmarket surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls, and include life-sustaining, life-supporting or implantable devices, and devices not “substantially equivalent” to a device that is already legally marketed.
     Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval prior to commercial marketing. The PMA approval process is generally more stringent, time-consuming and expensive than the 510(k) clearance process.
     510(k) Clearance. To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a predicate device legally marketed in the United States. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.
     After a device has received 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, will require a new 510(k) clearance or PMA approval (if the device as modified is not substantially equivalent to a legally marketed predicate device). The determination as to whether new authorization is needed is initially left to the manufacturer; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.
     We received 510(k) clearance for use of the Diamondback 360° as a therapy in patients with PAD in the United States on August 22, 2007. We received additional 510(k) clearances for the control unit used with the Diamondback 360° on October 25, 2007 and for the solid crown version of the Diamondback 360° on November 9, 2007.
     Premarket Approval. A PMA application requires the payment of significant user fees and must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device. A PMA application must also include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the FDA’s Quality System Regulations, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.
     FDA review of a PMA application is required by statute to take no longer than 180 days, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
•	the systems may not be safe or effective to the FDA’s satisfaction;

•	the data from preclinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities used may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.
     If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for certain indications. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Even if a PMA application is approved, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The agency can also impose restrictions on the sale, distribution or use of the device as a condition of approval, or impose post approval requirements such as continuing evaluation and periodic reporting on the safety, efficacy and reliability of the device for its intended use.
     New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA approval supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.
     We plan to seek PMA to use the Diamondback 360° as a therapy in treating patients with coronary artery disease.
     Clinical Trials. Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites.

     FDA approval of an IDE allows clinical testing to go forward but does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria. With certain exceptions, changes made to an investigational plan after an IDE is approved must be submitted in an IDE supplement and approved by FDA (and by governing institutional review boards when appropriate) prior to implementation.
     All clinical trials must be conducted in accordance with regulations and requirements collectively known as good clinical practice. Good clinical practices include the FDA’s IDE regulations, which describe the conduct of clinical trials with medical devices, including the recordkeeping, reporting and monitoring responsibilities of sponsors and investigators, and labeling of investigation devices. They also prohibit promotion, test marketing or commercialization of an investigational device and any representation that such a device is safe or effective for the purposes being investigated. Good clinical practices also include the FDA’s regulations for institutional review board approval and for protection of human subjects (such as informed consent), as well as disclosure of financial interests by clinical investigators.
     Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a premarket notification for numerous reasons, including, but not limited to, the following:
•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial (or a change to a previously approved protocol or trial that requires approval), or place a clinical trial on hold;

•	patients do not enroll in clinical trials or follow up at the rate expected;

•	patients do not comply with trial protocols or experience greater than expected adverse side effects;

•	institutional review boards and third-party clinical investigators may delay or reject the trial protocol or changes to the trial protocol;

•	third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, investigator agreements, good clinical practices or other FDA requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of the clinical trials or manufacturing facilities, which may, among other things, require corrective action or suspension or termination of the clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	the FDA concludes that the trial design is inadequate to demonstrate safety and efficacy.
     Continuing Regulation. After a device is approved and placed in commercial distribution, numerous regulatory requirements continue to apply. These include:
•	establishment registration and device listing upon the commencement of manufacturing;

•	the QSR, which requires manufacturers, including third-party manufacturers, to follow design, testing, control, documentation and other quality assurance procedure during medical device design and manufacturing processes;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if malfunctions were to recur;

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections; and

product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health.
     In addition, the FDA may require a company to conduct postmarket surveillance studies or order it to establish and maintain a system for tracking its products through the chain of distribution to the patient level.
     Failure to comply with applicable regulatory requirements, including those applicable to the conduct of clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:
•	warning letters or untitled letters;

•	fines, injunctions and civil penalties;

•	product recall or seizure;

•	unanticipated expenditures;

•	delays in clearing or approving or refusal to clear or approve products;

•	withdrawal or suspension of FDA approval;

•	orders for physician notification or device repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production or clinical trials; and

•	criminal prosecution.
     We and our contract manufacturers, specification developers and suppliers are also required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR.
The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing and record keeping. The FDA enforces the QSR through periodic announced and unannounced inspections that may include the manufacturing facilities of subcontractors. If the FDA believes that we or any of our contract manufacturers or regulated suppliers is not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to clear or approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business.
     Fraud and Abuse
     Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the FDCA, federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, these laws require us to screen individuals and other companies, suppliers and vendors in order to ensure that they are not “debarred” by the federal government and therefore prohibited from doing business in the healthcare industry.
     The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

     The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Various states have also enacted laws modeled after the federal False Claims Act.
     In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
     Voluntary industry codes, federal guidance documents and a variety of state laws address the tracking and reporting of marketing practices relative to gifts given and other expenditures made to doctors and other healthcare professionals. In addition to impacting our marketing and educational programs, internal business processes will be affected by the numerous legal requirements and regulatory guidance at the state, federal and industry levels.
     International Regulation
     International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ. For example, the primary regulatory environment in Europe with respect to medical devices is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout European Union, although actual implementation of the these directives may vary on a country-by-country basis. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of submission of a design dossier, self-assessment by the manufacturer, a third-party assessment and, review of the design dossier by a “Notified Body.” This third-party assessment generally consists of an audit of the manufacturer’s quality system and manufacturing site, as well as review of the technical documentation used to support application of the CE mark to one’s product and possibly specific testing of the manufacturer’s product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. We obtained CE marking approval for sale of the Diamondback 360° in May 2005.
Employees
     As of October 31, 2008, we had 224 employees, including 50 employees in manufacturing, 108 employees in sales, 11 employees in marketing, five employees in clinicals, 18 employees in general and administrative, and 32 employees in research and development. None of our employees are represented by a labor union or parties to a collective bargaining agreement, and we believe that our employee relations are good.

ITEM 1A. RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all other information in this Form 10 before making an investment decision. The risks described below are not the only ones facing our company.
     Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.
Risks Relating to Our Business and Operations
Negative conditions in the global credit markets have impaired the liquidity of our auction rate securities, and these securities have experienced an other-than-temporary decline in value, which has adversely affected our income. These circumstances, along with our history of incurring substantial operating losses and negative cash flows from operations, raise substantial doubt about our ability to continue as a going concern.
     As of September 30, 2008, our investments included $23.0 million of AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program. These auction rate securities are debt instruments with a long-term maturity and with an interest rate that is reset in short intervals, primarily every 28 days, through auctions. The recent conditions in the global credit markets have prevented us from liquidating our holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. In February 2008, we were informed that there was insufficient demand for auction rate securities, resulting in failed auctions for $23.0 million in auction rate securities held at June 30, 2008 and September 30, 2008. Currently, these affected securities are not liquid and will not become liquid until a future auction for these investments is successful or they are redeemed by the issuer or they mature. In the event that we need to access the funds of our auction rate securities that have experienced insufficient demand at auctions, we will not be able to do so without the possible loss of principal, until a future auction for these investments is successful or they are redeemed by the issuer or they mature. If we are unable to sell these securities in the market or they are not redeemed, then we may be required to hold them to maturity and we may have insufficient funds to operate our business. For the year ended June 30, 2008, we recorded an other-than-temporary impairment loss of $1.3 million relating to these securities in our statement of operations, and for the three months ended September 30, 2008, we recorded an unrealized loss of $0.3 million relating to these securities in other comprehensive income (loss). We will continue to monitor and evaluate the value of our investments each reporting period for further possible impairment or unrealized loss. Although we currently do not intend to do so, we may consider selling our auction rate securities in the secondary markets in the future, which may require a sale at a substantial discount to the stated principal value of these securities.
     In addition, because we have incurred substantial operating losses and negative cash flows from operations, all of which will require us to obtain additional funding to continue our operations, management has concluded that there is substantial doubt about our ability to continue as a going concern. Based on the factors described above, our independent registered public accountants have included an explanatory paragraph in their report for our fiscal year ended June 30, 2008 with respect to our ability to continue as a going concern. On March 28, 2008, we obtained a margin loan from UBS Financial Services, Inc., the entity through which we originally purchased our auction rate securities, for up to $12.0 million, which was secured by the $23.0 million par value of our auction rate securities. On August 21, 2008, we replaced this loan with a margin loan from UBS Bank USA, which increased maximum borrowings available to $23.0 million, and on September 12, 2008, we obtained additional debt financing from Silicon Valley Bank with maximum available borrowings of $13.5 million. Based on anticipated operating requirements, combined with limited capital resources, financing our operations will require that we raise additional equity or debt capital prior to or during the quarter ending September 30, 2009. We have entered into the merger agreement with Replidyne to obtain the working capital necessary to execute our business plan. If the merger is not completed or we fail to raise sufficient equity or debt capital through other means, management would implement cost reduction measures, including workforce reductions, as well as reductions in overhead costs and capital expenditures. There can be no assurance that these sources will provide sufficient cash flows to enable us to continue as a going concern. We currently have no commitments for additional debt or equity financing and may experience difficulty in obtaining additional financing on favorable terms, if at all, if the merger is not consummated.
     The existence of the explanatory paragraph may adversely affect our relationships with current and prospective customers, suppliers and investors, and therefore could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have a history of net losses and anticipate that we will continue to incur losses.
     We are not profitable and have incurred net losses in each fiscal year since our formation in 1989. In particular, we had net losses of $3.5 million in fiscal 2005, $4.9 million in fiscal 2006, $15.6 million in fiscal 2007, and $39.2 million in fiscal 2008, and $13.7 million for the three months ended September 30, 2008. As of September 30, 2008, we had an accumulated deficit of approximately $132.0 million. We only commenced commercial sales of the Diamondback 360° Orbital Atherectomy System in September 2007, and our short commercialization experience makes it difficult for us to predict future performance. We also expect to incur significant additional expenses for sales and marketing and manufacturing as we continue to commercialize the Diamondback 360° and additional expenses as we seek to develop and commercialize future versions of the Diamondback 360° and other products. Additionally, we expect that our general and administrative expenses will increase as our business grows and we incur the legal and regulatory costs associated with being a public company. As a result, we expect to continue to incur significant operating losses.
We have a very limited history selling the Diamondback 360°, which is currently our only product, and our inability to market this product successfully would have a material adverse effect on our business and financial condition.
     The Diamondback 360° is our only product, and we are wholly dependent on it. The Diamondback 360° received 510(k) clearance from the FDA in the United States for use as a therapy in patients with PAD in August 2007. We initiated a limited commercial introduction of the Diamondback 360° in the United States in September 2007 and we therefore have very limited experience in the commercial manufacture and marketing of this product. Our ability to generate revenue will depend upon our ability to successfully commercialize the Diamondback 360° and to develop, manufacture and receive required regulatory clearances and approvals and patient reimbursement for treatment with future versions of the Diamondback 360°. As we seek to commercialize the Diamondback 360°, we will need to expand our sales force significantly to reach our target market. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. Thus, we may not be able to expand our sales and marketing capabilities on a timely basis or at all. If we are unable to adequately increase these capabilities, we will need to contract with third parties to market and sell the Diamondback 360° and any other products that we may develop. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services on our behalf, our product revenues could be lower than if we marketed and sold our products on a direct basis. Furthermore, any revenues resulting from co-promotion or other marketing and sales arrangements with other companies will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Some of these companies may have current products or products under development that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products. If we fail to successfully develop, commercialize and market the Diamondback 360° or any future versions of this product that we develop, our business will be materially adversely affected.
The Diamondback 360° and future products may never achieve market acceptance.
     The Diamondback 360° and future products we may develop may never gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of any of our products will depend on a number of factors, including:
•	the actual and perceived effectiveness and reliability of our products;

•	the prevalence and severity of any adverse patient events involving our products, including infection, perforation or dissection of the artery wall, internal bleeding, limb loss and death;

•	the results of any long-term clinical trials relating to use of our products;

•	the availability, relative cost and perceived advantages and disadvantages of alternative technologies or treatment methods for conditions treated by our systems;

•	the degree to which treatments using our products are approved for reimbursement by public and private insurers;

•	the strength of our marketing and distribution infrastructure; and

•	the level of education and awareness among physicians and hospitals concerning our products.
     Failure of the Diamondback 360° to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

     If longer-term or more extensive clinical trials performed by us or others indicate that procedures using the Diamondback 360° or any future products are not safe, effective and long lasting, physicians may choose not to use our products. Furthermore, unsatisfactory patient outcomes or injuries could cause negative publicity for our products. Physicians may be slow to adopt our products if they perceive liability risks arising from the use of these products. It is also possible that as our products become more widely used, latent defects could be identified, creating negative publicity and liability problems for us, thereby adversely affecting demand for our products. If the Diamondback 360° and our future products do not achieve an adequate level of acceptance by physicians, patients and the medical community, our overall business and profitability would be harmed.
Our future growth depends on physician adoption of the Diamondback 360°, which requires physicians to change their screening and referral practices.
     We believe that we must educate physicians to change their screening and referral practices. For example, although there is a significant correlation between PAD and coronary artery disease, many physicians do not routinely screen for PAD while screening for coronary artery disease. We target our sales efforts to interventional cardiologists, vascular surgeons and interventional radiologists because they are often the primary care physicians diagnosing and treating both coronary artery disease and PAD. However, the initial point of contact for many patients may be general practitioners, podiatrists, nephrologists and endocrinologists, each of whom commonly treats patients experiencing complications resulting from PAD. If we do not educate referring physicians about PAD in general and the existence of the Diamondback 360° in particular, they may not refer patients to interventional cardiologists, vascular surgeons or interventional radiologists for the procedure using the Diamondback 360°, and those patients may instead be surgically treated or treated with an alternative interventional procedure. If we are not successful in educating physicians about screening for PAD or referral opportunities, our ability to increase our revenue may be impaired.
Our customers may not be able to achieve adequate reimbursement for using the Diamondback 360°, which could affect the acceptance of our product and cause our business to suffer.
     The availability of insurance coverage and reimbursement for newly approved medical devices and procedures is uncertain. The commercial success of our products is substantially dependent on whether third-party insurance coverage and reimbursement for the use of such products and related services are available. We expect the Diamondback 360° to generally be purchased by hospitals and other providers who will then seek reimbursement from various public and private third-party payors, such as Medicare, Medicaid and private insurers, for the services provided to patients. We can give no assurance that these third-party payors will provide adequate reimbursement for use of the Diamondback 360° to permit hospitals and doctors to consider the product cost-effective for patients requiring PAD treatment. In addition, the overall amount of reimbursement available for PAD treatment could decrease in the future. Failure by hospitals and other users of our product to obtain sufficient reimbursement could cause our business to suffer.
     Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement, and, as a result, they may not cover or provide adequate payment for use of the Diamondback 360°. In order to position the Diamondback 360° for acceptance by third-party payors, we may have to agree to lower prices than we might otherwise charge. The continuing efforts of governmental and commercial third-party payors to contain or reduce the costs of healthcare may limit our revenue.
     We expect that there will continue to be federal and state proposals for governmental controls over healthcare in the United States. Governmental and private sector payors have instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require demonstrated superiority, on the basis of randomized clinical trials, or pre-approval of coverage, for new or innovative devices or procedures before they will reimburse healthcare providers who use such devices or procedures. Also, the trend toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in necessary price reductions for our products or the exclusion of our products from reimbursement programs. It is uncertain whether the Diamondback 360° or any future products we may develop will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.
     If third-party coverage and reimbursement for the Diamondback 360° is limited or not available, the acceptance of the Diamondback 360° and, consequently, our business will be substantially harmed.

We have limited data and experience regarding the safety and efficacy of the Diamondback 360°. Any long-term data that is generated may not be positive or consistent with our limited short-term data, which would affect market acceptance of this product.
     Our success depends on the acceptance of the Diamondback 360° by the medical community as safe and effective. Because our technology is relatively new in the treatment of PAD, we have performed clinical trials only with limited patient populations. The long-term effects of using the Diamondback 360° in a large number of patients are not known and the results of short-term clinical use of the Diamondback 360° do not necessarily predict long-term clinical benefit or reveal long-term adverse effects. For example, we do not have sufficient experience with the Diamondback 360° to evaluate its relative effectiveness in different plaque morphologies, including hard, calcified lesions and soft, non-calcified lesions. If the results obtained from any future clinical trials or clinical or commercial experience indicate that the Diamondback 360° is not as safe or effective as other treatment options or as current short-term data would suggest, adoption of this product may suffer and our business would be harmed. Even if we believe that the data collected from clinical trials or clinical experience indicate positive results, each physician’s actual experience with our device will vary. Clinical trials conducted with the Diamondback 360° have involved procedures performed by physicians who are very technically proficient. Consequently, both short and long-term results reported in these studies may be significantly more favorable than typical results achieved by physicians, which could negatively impact market acceptance of the Diamondback 360°.
We will face significant competition and may be unable to sell the Diamondback 360° at profitable levels.
     We compete against very large and well-known stent and balloon angioplasty device manufacturers, including Abbott Laboratories, Boston Scientific, Cook, Johnson & Johnson and Medtronic. We may have difficulty competing effectively with these competitors because of their well-established positions in the marketplace, significant financial and human capital resources, established reputations and worldwide distribution channels. We also compete against manufacturers of atherectomy catheters including, among others, ev3, Spectranetics, Boston Scientific and Pathway Medical Technologies, as well as other manufacturers that may enter the market due to the increasing demand for treatment of vascular disease. Several other companies provide products used by surgeons in peripheral bypass procedures. Other competitors include pharmaceutical companies that manufacture drugs for the treatment of mild to moderate PAD and companies that provide products used by surgeons in peripheral bypass procedures.
     Our competitors may:
•	develop and patent processes or products earlier than we will;

•	obtain regulatory clearances or approvals for competing medical device products more rapidly than we will;

•	market their products more effectively than we will; or

•	develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive.
     We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. If we are unable to compete successfully, our revenue will suffer. Increased competition might lead to price reductions and other concessions that might adversely affect our operating results. Competitive pressures may decrease the demand for our products and could adversely affect our financial results.
Our ability to compete depends on our ability to innovate successfully. If our competitors demonstrate the increased safety or efficacy of their products as compared to ours, our revenue may decline.
     The market for medical devices is highly competitive, dynamic and marked by rapid and substantial technological development and product innovations. Our ability to compete depends on our ability to innovate successfully, and there are few barriers that would prevent new entrants or existing competitors from developing products that compete directly with our products. Demand for the Diamondback 360° could be diminished by equivalent or superior products and technologies offered by competitors. Our competitors may produce more advanced products than ours or demonstrate superior safety and efficacy of their products. If we are unable to innovate successfully, the Diamondback 360° could become obsolete and our revenue would decline as our customers purchase competitor products.

We have limited commercial manufacturing experience and could experience difficulty in producing the Diamondback 360° or will need to depend on third parties to manufacture the product.
     We have limited experience in commercially manufacturing the Diamondback 360° and have no experience manufacturing this product in the volume that we anticipate will be required if we achieve planned levels of commercial sales. As a result, we may not be able to develop and implement efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture the Diamondback 360° or future products in significant volumes, while meeting the legal, regulatory, quality, price, durability, engineering, design and production standards required to market our products successfully. If we fail to develop and implement these manufacturing capabilities and processes, we may be unable to profitably commercialize the Diamondback 360° and any future products we may develop because the per unit cost of our products is highly dependent upon production volumes and the level of automation in our manufacturing processes. There are technical challenges to increasing manufacturing capacity, including equipment design and automation capabilities, material procurement, problems with production yields and quality control and assurance. Increasing our manufacturing capacity will require us to invest substantial additional funds and to hire and retain additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity in a timely manner or at all. If we are unable to manufacture a sufficient supply of our products, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.
     Since we have little actual commercial experience with the Diamondback 360°, the forecasts of demand we use to determine order quantities and lead times for components purchased from outside suppliers may be incorrect. Lead times for components may vary significantly depending on the type of component, the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components and subassemblies. Failure to obtain required components or subassemblies when needed and at a reasonable cost would adversely affect our business.
     In addition, we may in the future need to depend upon third parties to manufacture the Diamondback 360° and future products. We also cannot assure you that any third-party contract manufacturers will have the ability to produce the quantities of our products needed for development or commercial sales or will be willing to do so at prices that allow the products to compete successfully in the market. In addition, we can give no assurance that even if we do contract with third-party manufacturers for production that these manufacturers will not experience manufacturing difficulties or experience quality or regulatory issues. Any difficulties in locating and hiring third-party manufacturers, or in the ability of third-party manufacturers to supply quantities of our products at the times and in the quantities we need, could have a material adverse effect on our business.
We depend upon third-party suppliers, including single source suppliers to us and our customers, making us vulnerable to supply problems and price fluctuations.
     We rely on third-party suppliers to provide us certain components of our products and to provide key components or supplies to our customers for use with our products. We rely on single source suppliers for the following components of the Diamondback 360°: diamond grit coated crowns, ABS molded products, components within the brake assembly and the turbine assembly, and the air-and-saline cable assembly. We purchase components from these suppliers on a purchase order basis and carry only very limited levels of inventory for these components. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and loss of revenue. Our customers depend on a single source supplier for the catheter lubricant used with our Diamondback 360° system. If our customers are unable to obtain adequate supplies of this lubricant, our customers may reduce or cease purchases of our product. We depend on these suppliers to provide us and our customers with materials in a timely manner that meet our and their quality, quantity and cost requirements. These suppliers may encounter problems during manufacturing for a variety of reasons, including unanticipated demand from larger customers, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction, quality or yield problems, and environmental factors, any of which could delay or impede their ability to meet our demand and our customers’ demand. Our reliance on these outside suppliers also subjects us to other risks that could harm our business, including:
•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from defects, reliability issues or changes in components from suppliers;

•	price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;

•	our suppliers may make errors in manufacturing components, which could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;

•	our suppliers may discontinue production of components, which could significantly delay our production and sales and impair operating margins;

•	we and our customers may not be able to obtain adequate supplies in a timely manner or on commercially acceptable terms;

•	we and our customers may have difficulty locating and qualifying alternative suppliers for our and their sole-source supplies;

•	switching components may require product redesign and new regulatory submissions, either of which could significantly delay production and sales;

•	we may experience production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us or our customers in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our or our customers’ demand for components or other products, which could inhibit their ability to fulfill orders and meet requirements.
     Other than existing, unfulfilled purchase orders, our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of our supplies. Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components used in our products would limit our ability to manufacture our products and could have a material adverse effect on our business, financial condition and results of operations. We have no reason to believe that any of our current suppliers could not be replaced if they were unable to deliver components to us in a timely manner or at an acceptable price and level of quality. However, if we lost one of these suppliers and were unable to obtain an alternate source on a timely basis or on terms acceptable to us, our production schedules could be delayed, our margins could be negatively impacted, and we could fail to meet our customers’ demand. Our customers rely upon our ability to meet committed delivery dates and any disruption in the supply of key components would adversely affect our ability to meet these dates and could result in legal action by our customers, cause us to lose customers or harm our ability to attract new customers, any of which could decrease our revenue and negatively impact our growth. In addition, to the extent that our suppliers use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials or components from alternative sources.
     Manufacturing operations are often faced with a supplier’s decision to discontinue manufacturing a component, which may force us or our customers to make last time purchases, qualify a substitute part, or make a design change which may divert engineering time away from the development of new products.
We will need to increase the size of our organization and we may experience difficulties managing growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.
     The growth we may experience in the future will provide challenges to our organization, requiring us to rapidly expand our sales and marketing personnel and manufacturing operations. Our sales and marketing force has increased from six employees on January 1, 2007 to 119 employees on October 31, 2008, and we expect to continue to grow our sales and marketing force. We also expect to significantly expand our manufacturing operations to meet anticipated growth in demand for our products. Rapid expansion in personnel means that less experienced people may be producing and selling our product, which could result in unanticipated costs and disruptions to our operations. If we cannot scale and manage our business appropriately, our anticipated growth may be impaired and our financial results will suffer.

We anticipate future losses and will require additional financing, and our failure to obtain additional financing when needed could force us to delay, reduce or eliminate our product development programs or commercialization efforts.
     We anticipate significant future losses and are therefore dependent on additional financing to execute our business plan. We expect that the merger with Replidyne will provide additional working capital for our business operations that, together with funds available under our debt financing arrangements and from operations, will be sufficient to satisfy our working capital needs for the foreseeable future. If, however, the merger is not completed or delays in our business plan reduce the amount of cash available from operations, we will require additional financing in order to satisfy our capital requirements. In particular, we may require additional capital in order to continue to conduct the research and development and obtain regulatory clearances and approvals necessary to bring any future products to market and to establish effective marketing and sales capabilities for existing and future products. Our operating plan may change, and we may need additional funds sooner than anticipated to meet our operational needs and capital requirements for product development, clinical trials and commercialization. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may terminate or delay the development of one or more of our products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our products.
     Our future capital requirements will depend on many factors, including:

•	whether the merger with Replidyne is completed and, if so, Replidyne’s level of net assets at the effective time of the merger;

•	the costs of expanding our sales and marketing infrastructure and our manufacturing operations;

•	the degree of success we experience in commercializing the Diamondback 360°;

•	the number and types of future products we develop and commercialize;

•	the costs, timing and outcomes of regulatory reviews associated with our future product candidates;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•	the extent and scope of our general and administrative expenses.
Raising additional capital may cause dilution to our shareholders or restrict our operations.
     To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and have a material adverse effect on our business, financial condition and results of operations.
We do not currently intend to market the Diamondback 360° internationally, which will limit our potential revenue from this product.
     As a part of our product development and regulatory strategy, we do not currently intend to market the Diamondback 360° internationally in order to focus our resources and efforts on the U.S. market, as international efforts would require substantial additional sales and marketing, regulatory and personnel expenses. Our decision to market this product only in the United States will limit our ability to reach all of our potential markets and will limit our potential sources of revenue. In addition, our competitors will have an opportunity to further penetrate and achieve market share abroad until such time, if ever, that we market the Diamondback 360° or other products internationally.
We are dependent on our senior management team and scientific personnel, and our business could be harmed if we are unable to attract and retain personnel necessary for our success.
     We are highly dependent on our senior management, especially David L. Martin, our President and Chief Executive Officer. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel and to integrate current and additional personnel in all departments. Competition for senior management personnel, as well as scientists, clinical and regulatory specialists, engineers and sales personnel, is intense and we may not be able to retain our personnel. The loss of members of our senior management, scientists, clinical and regulatory specialists, engineers and sales personnel could prevent us from achieving our objectives of continuing to grow our company. The loss of a member of our senior management or our professional staff would require the remaining senior executive officers to divert immediate and substantial attention to seeking a replacement. In particular, we expect to substantially increase the size of our sales force, which will require management’s attention. In that regard, ev3 Inc., ev3 Endovascular, Inc., and FoxHollow Technologies, Inc. have brought an action against us that, if successful, could limit our ability to retain the services of certain sales personnel that were formerly employed by those companies and make it more difficult to recruit and hire such sales and other personnel in the future. We do not carry key person life insurance on any of our employees, other than Michael J. Kallok, our Chief Scientific Officer and former Chief Executive Officer.
We have a new management team and may experience instability in the short term as a result.
     Since July 2006, we have added six new executives to our management team, including our Chief Executive Officer, who joined us in February 2007, and our Chief Financial Officer, who joined us in April 2008. During the preparation for our initial public offering, which was abandoned due to unfavorable market conditions in order to proceed with the merger with Replidyne, our board of directors determined that it would be in our best interests to replace James Flaherty in his role as Chief Financial Officer due to his consent to a court order enjoining him from any violation of certain provisions of federal securities law in connection with events that occurred while he was the Chief Financial Officer of Zomax Incorporated. The board of directors desired to retain Mr. Flaherty as a member of our executive team, and, accordingly, Mr. Flaherty became our Chief Administrative Officer, giving him responsibility over non-financial operations matters, and Mr. Martin became Interim Chief Financial Officer until the hiring of Laurence L. Betterley as our Chief Financial Officer. Our new executives lack long-term experience with us. We may experience instability in the short term as our new executives become integrated into our company. Competition for qualified employees is intense and the loss of service of any of our executive officers or certain key employees could delay or curtail our research, development, commercialization and financial objectives.
We may incur significant costs due to the application of Section 409A of the Internal Revenue Code.
     The estimated fair value of the common stock underlying our stock options was originally estimated in good faith by our board of directors based upon the best information available regarding us on the dates of grant, including financing activity, development of our business, the FDA process and launch of our product, the initial public offering process and our financial results. During the fiscal years ended June 30, 2007 and June 30, 2008, we did not obtain valuations from an independent valuation firm contemporaneously with each option grant date. As further discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Significant Judgments and Estimates,” we hired an independent valuation firm to determine the estimated fair value of our common stock for financial reporting purposes as of various dates, including June 29, 2007, September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008. Our board considered these estimates when estimating the fair market value of our common stock on each option grant date that followed the board’s receipt of an estimate from the valuation firm, but certain grants were later deemed to have been made at less than fair market value when such valuation estimates were retrospectively applied. With respect to options granted from June 12, 2007 through February 14, 2008, the estimated fair value of the common stock determined by the independent valuation firm was higher than the exercise price of stock options we had previously granted at or near such dates by a weighted average per share amount of approximately $0.79.
     If the Internal Revenue Service were to determine that the fair market value of our common stock was higher than the exercise price of any of our stock options as of the grant date of such options, either in accordance with our financial reporting valuations or under a different methodology, and if we take no remedial action, then we and our optionholders may experience adverse tax consequences under Section 409A of the Internal Revenue Code and related provisions, including the imposition of future tax liabilities and penalties based on the spread between the fair market value and the exercise price at the time of option vesting and on future increases (if any) in the value of the stock of us or the combined company after the vesting date. These liabilities may be significant.
     The imposition of such liabilities may affect a significant portion of our employees and could adversely affect employee morale and our business operations. As a result, we may take remedial action to address this risk. Such action may include an offer to amend or replace affected options or other possibilities. We cannot predict whether it will take such remedial actions, the costs of the remedial actions if we do take them or the costs to satisfy any associated liabilities.
Becoming a public company will cause us to incur increased costs and demands on our management.
     As a public reporting company, we will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the SEC, including expanded disclosures, accelerated reporting requirements, more complex accounting rules and internal control requirements. These obligations will require significant additional expenditures, place additional demands on our management and divert management’s time and attention away from our core business. These additional obligations will also require us to hire additional personnel. For example, we are evaluating our internal controls systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management’s time and attention, may have a material adverse effect on our business, financial condition and results of operations.
     Additionally, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
We may be subject to damages or other remedies as a result of pending litigation.
     On December 28, 2007, ev3 Inc., ev3 Endovascular, Inc. and FoxHollow Technologies, Inc. filed a complaint against us and certain of our employees alleging, among other things, misappropriation and use of their confidential information by us and certain of our employees who were formerly employees of FoxHollow. The complaint also alleges that certain of our employees violated their employment agreements with FoxHollow requiring them to refrain from soliciting FoxHollow employees. This litigation is in an early stage and there can be no assurance as to its outcome. We are defending this litigation vigorously. If we are not successful in defending it, we could be required to pay substantial damages and be subject to equitable relief that could include a requirement that we terminate the employment of certain employees, including certain key sales personnel who were formerly employed by FoxHollow. In any event, the defense of this litigation, regardless of the outcome, could result in substantial legal costs and diversion of our management’s time and efforts from the operation of our business. If the plaintiffs in this litigation are successful, it could have a material adverse effect on our business, operations and financial condition.

     In addition, we are currently involved in a dispute with our founder, Dr. Leonid Shturman. Although we settled certain claims we had against Dr. Shturman in September 2008, Dr. Shturman raised counterclaims with regard to two shaft winding machines that we imported from Russia, which have not been resolved. Dr. Shturman is seeking monetary damages, which he believes to be in excess of $1.0 million. In an attempted settlement of these counterclaims, the parties entered into a settlement conditioned upon our agreement to pay Dr. Shturman $50,000 by November 14, 2008, and in connection with Dr. Shturman’s desire to sell 22,000 shares of our common stock held by him by November 14, 2008 at a fixed price, we agreed to refer to Dr. Shturman the names of parties that may be interested in purchasing such shares in private transactions. As of November 19, 2008, we had referred Dr. Shturman names of parties that were interested in purchasing these shares and had also paid Dr. Shturman $50,000. In addition, CSI and Dr. Shturman have executed a settlement agreement, and pending execution of the settlement agreement by all co-defendants in the lawsuit, CSI anticipates that Dr. Shturman’s counterclaim against it will be dismissed. If Dr. Shturman’s counterclaims against us have not been settled, it is possible that we may incur substantial costs as a result of this litigation. The technology that is the subject of these disputes is not used in the Diamondback 360° and the shaft winding machines represent obsolete technology that we will likely never use.
Risks Related to Government Regulation
Our ability to market the Diamondback 360° in the United States is limited to use as a therapy in patients with PAD, and if we want to expand our marketing claims, we will need to file for additional FDA clearances or approvals and conduct further clinical trials, which would be expensive and time-consuming and may not be successful.
     The Diamondback 360° received FDA 510(k) clearance in the United States for use as a therapy in patients with PAD. This general clearance restricts our ability to market or advertise the Diamondback 360° beyond this use and could affect our growth. While off-label uses of medical devices are common and the FDA does not regulate physicians’ choice of treatments, the FDA does restrict a manufacturer’s communications regarding such off-label use. We will not actively promote or advertise the Diamondback 360° for off-label uses. In addition, we cannot make comparative claims regarding the use of the Diamondback 360° against any alternative treatments without conducting head-to-head comparative clinical trials, which would be expensive and time consuming. If our promotional activities fail to comply with the FDA’s regulations or guidelines, we may be subject to FDA warnings or enforcement action.
     If we determine to market the Diamondback 360° in the United States for other uses, for instance, use in the coronary arteries, we will need to conduct further clinical trials and obtain premarket approval from the FDA. Clinical trials are complex, expensive, time consuming, uncertain and subject to substantial and unanticipated delays. Before we may begin clinical trials, we must submit and obtain approval for an investigational device exemption, or IDE, that describes, among other things, the manufacture of, and controls for, the device and a complete investigational plan. Clinical trials generally involve a substantial number of patients in a multi-year study. We may encounter problems with our clinical trials, and any of those problems could cause us or the FDA to suspend those trials, or delay the analysis of the data derived from them.
     A number of events or factors, including any of the following, could delay the completion of our clinical trials in the future and negatively impact our ability to obtain FDA clearance or approval for, and to introduce, a particular future product:
•	failure to obtain approval from the FDA or any foreign regulatory authority to commence an investigational study;

•	conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining or maintaining required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our future product candidates or other materials necessary to conduct our clinical trials;

•	difficulties in enrolling patients in our clinical trials;

•	negative or inconclusive results from clinical trials, results that are inconsistent with earlier results, or the likelihood that the part of the human anatomy involved is more prone to serious adverse events, necessitating additional clinical trials;

•	serious or unexpected side effects experienced by patients who use our future product candidates; or

•	failure by any of our third-party contractors or investigators to comply with regulatory requirements or meet other contractual obligations in a timely manner.

     Our clinical trials may not begin as planned, may need to be redesigned, and may not be completed on schedule, if at all. Delays in our clinical trials may result in increased development costs for our future product candidates, which could cause our stock price to decline and limit our ability to obtain additional financing. In addition, if one or more of our clinical trials are delayed, competitors may be able to bring products to market before we do, and the commercial viability of our future product candidates could be significantly reduced.
     Even if we believe that a clinical trial demonstrates promising safety and efficacy data, such results may not be sufficient to obtain FDA clearance or approval. Without conducting and successfully completing further clinical trials, our ability to market the Diamondback 360° will be limited and our revenue expectations may not be realized.
We may become subject to regulatory actions if we are found to have promoted the Diamondback 360° for unapproved uses.
     If the FDA determines that our promotional materials, training or other activities constitute promotion of our product for an unapproved use, it could request that we cease use of or modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of an untitled or warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional, training or other materials to constitute promotion of our product for an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.
The Diamondback 360° may in the future be subject to product recalls that could harm our reputation.
     The FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. We have not had any instances requiring consideration of a recall, although as we continue to grow and develop our products, including the Diamondback 360°, we may see instances of field performance requiring a recall. Any recalls of our product would divert managerial and financial resources, harm our reputation with customers and have an adverse effect on our financial condition and results of operations.
If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems, our products could be subject to restrictions or withdrawal from the market.
     The Diamondback 360° and related manufacturing processes, clinical data, adverse events, recalls or corrections and promotional activities, are subject to extensive regulation by the FDA and other regulatory bodies. In particular, we and our component suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing clearance or approval. The FDA enforces the QSR through announced and unannounced inspections. We and certain of our third-party manufacturers have not yet been inspected by the FDA. Failure by us or one of our component suppliers to comply with the QSR requirements or other statutes and regulations administered by the FDA and other regulatory bodies, or failure to adequately respond to any observations, could result in, among other things:

•	warning or other letters from the FDA;

•	fines, injunctions and civil penalties;

•	product recall or seizure;

•	unanticipated expenditures;

•	delays in clearing or approving or refusal to clear or approve products;

•	withdrawal or suspension of approval or clearance by the FDA or other regulatory bodies;

•	orders for physician notification or device repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production or clinical trials; and

•	criminal prosecution.
     If any of these actions were to occur, it would harm our reputation and cause our product sales to suffer.
     Furthermore, any modification to a device that has received FDA clearance or approval that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, design or manufacture, requires a new clearance or approval from the FDA. If the FDA disagrees with any determination by us that new clearance or approval is not required, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties.
     Regulatory clearance or approval of a product may also require costly post-marketing testing or surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.
The use, misuse or off-label use of the Diamondback 360° may increase the risk of injury, which could result in product liability claims and damage to our business.
     The use, misuse or off-label use of the Diamondback 360° may result in injuries that lead to product liability suits, which could be costly to our business. The Diamondback 360° is not FDA-cleared or approved for treatment of the carotid arteries, the coronary arteries, within bypass grafts or stents, of thrombus or where the lesion cannot be crossed with a guidewire or a significant dissection is present at the lesion site. We cannot prevent a physician from using the Diamondback 360° for off-label applications. The application of the Diamondback 360° to coronary or carotid arteries, as opposed to peripheral arteries, is more likely to result in complications that have serious consequences, including heart attacks or strokes which could result, in certain circumstances, in death.
We will face risks related to product liability claims, which could exceed the limits of available insurance coverage.
     If the Diamondback 360° is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to costly litigation by our customers or their patients. The medical device industry is subject to substantial litigation, and we face an inherent risk of exposure to product liability claims in the event that the use of our product results or is alleged to have resulted in adverse effects to a patient. In most jurisdictions, producers of medical products are strictly liable for personal injuries caused by medical devices. We may be subject in the future to claims for personal injuries arising out of the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. A product liability claim against us, even if ultimately unsuccessful, could have a material adverse effect on our financial condition, results of operations and reputation. While we have product liability insurance coverage for our products and intend to maintain such insurance coverage in the future, there can be no assurance that we will be adequately protected from the claims that will be brought against us.
Compliance with environmental laws and regulations could be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.
     Our operations are subject to regulatory requirements relating to the environment, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of hazardous substances. Although we are currently classified as a Very Small Quantity Hazardous Waste Generator within Ramsey County, Minnesota, we cannot ensure that we will maintain our licensed status as such, nor can we ensure that we will not incur material costs or liability in connection with our operations, or that our past or future operations will not result in claims or injury by employees or the public. Environmental laws and regulations could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations.
We and our distributors must comply with various federal and state anti-kickback, self-referral, false claims and similar laws, any breach of which could cause a material adverse effect on our business, financial condition and results of operations.
     Our relationships with physicians, hospitals and the marketers of our products are subject to scrutiny under various federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws.

Healthcare fraud and abuse laws are complex, and even minor, inadvertent violations can give rise to claims that the relevant law has been violated. If our operations are found to be in violation of these laws, we, as well as our employees, may be subject to penalties, including monetary fines, civil and criminal penalties, exclusion from federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs, workers’ compensation programs and TRICARE (the healthcare system administered by or on behalf of the U.S. Department of Defense for uniformed services beneficiaries, including active duty and their dependents, retirees and their dependents), and forfeiture of amounts collected in violation of such prohibitions. Individual employees may need to defend such suits on behalf of us or themselves, which could lead to significant disruption in our present and future operations. Certain states in which we intend to market our products have similar fraud and abuse laws, imposing substantial penalties for violations. Any government investigation or a finding of a violation of these laws would likely have a material adverse effect on our business, financial condition and results of operations.

     Anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for the referral of an individual or the ordering or recommending of the use of a product or service for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare programs. In addition, the cost of non-compliance with these laws could be substantial, since we could be subject to monetary fines and civil or criminal penalties, and we could also be excluded from federally funded healthcare programs, including Medicare and Medicaid, for non-compliance.
     We have entered into consulting agreements with physicians, including some who may make referrals to us or order our product. One of these physicians was one of 20 principal investigators in our OASIS clinical trial at the same time he was acting as a paid consultant for us. In addition, some of these physicians own our stock, which they purchased in arm’s-length transactions on terms identical to those offered to non-physicians, or received stock options from us as consideration for consulting services performed by them. We believe that these consulting agreements and equity investments by physicians are common practice in our industry, and while these transactions were structured with the intention of complying with all applicable laws, including the federal ban on physician self-referrals, commonly known as the “Stark Law,” state anti-referral laws and other applicable anti-kickback laws, it is possible that regulatory or enforcement agencies or courts may in the future view these transactions as prohibited arrangements that must be restructured or for which we would be subject to other significant civil or criminal penalties, or prohibit us from accepting referrals from these physicians. Because our strategy relies on the involvement of physicians who consult with us on the design of our product, we could be materially impacted if regulatory or enforcement agencies or courts interpret our financial relationships with our physician advisors who refer or order our product to be in violation of applicable laws and determine that we would be unable to achieve compliance with such applicable laws. This could harm our reputation and the reputations of our clinical advisors.
     The scope and enforcement of all of these laws is uncertain and subject to rapid change, especially in light of the lack of applicable precedent and regulations. There can be no assurance that federal or state regulatory or enforcement authorities will not investigate or challenge our current or future activities under these laws. Any investigation or challenge could have a material adverse effect on our business, financial condition and results of operations. Any state or federal regulatory or enforcement review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether these changes are retroactive or will have effect on a going-forward basis only.
Risks Relating to Intellectual Property
Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.
     Our success and ability to compete depends, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patents, copyrights and trademarks, as well as trade secrets and nondisclosure agreements, to protect our intellectual property. As of October 31, 2008, we had a portfolio of 16 issued U.S. patents and 33 issued or granted non-U.S. patents covering aspects of our core technology, which expire between 2017 and 2022. However, our issued patents and related intellectual property may not be adequate to protect us or permit us to gain or maintain a competitive advantage. The issuance of a patent is not conclusive as to its scope, validity or enforceability. The scope, validity or enforceability of our issued patents can be challenged in litigation or proceedings before the U.S. Patent and Trademark Office, or the USPTO. In addition, our pending patent applications include claims to numerous important aspects of our products under development that are not currently protected by any of our issued patents. We cannot assure you that any of our pending patent applications will result in the issuance of patents to us. The USPTO may deny or require significant narrowing of claims in our pending patent applications. Even if any patents are issued as a result of pending patent applications, they may not provide us with significant commercial protection or be issued in a form that is advantageous to us. Proceedings before the USPTO could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. Further, if any patents we obtain or license are deemed invalid and unenforceable, or have their scope narrowed, it could impact our ability to commercialize or license our technology.
     Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. For instance, the U.S. Supreme Court has recently modified some tests used by the USPTO in granting patents during the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of challenge of any patents we obtain or license. In addition, the USPTO has adopted new rules of practice (the application of which has been enjoined as a result of litigation) that limit the number of claims that may be filed in a patent application and the number of continuation or continuation-in-part applications that may be filed. These new rules may result in patent applicants being unable to secure all of the rights that they would otherwise have been entitled to in the absence of the new rules and, therefore, may negatively affect our ability to obtain comprehensive patent coverage. The laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, if at all.

     To protect our proprietary rights, we may, in the future, need to assert claims of infringement against third parties to protect our intellectual property. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition, reputation and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could order us to pay third-party attorneys’ fees. Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. In addition, we may not have sufficient resources to litigate, enforce or defend our intellectual property rights. Additionally, third parties may be able to design around our patents.
     We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. In this regard, we seek to protect our proprietary information and other intellectual property by requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us. We also require confidentiality or material transfer agreements from third parties that receive our confidential data or materials. However, trade secrets are difficult to protect. We cannot provide any assurance that employees and third parties will abide by the confidentiality or assignment terms of these agreements, or that we will be effective securing necessary assignments from these third parties. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our products or obtain and use information that we regard as proprietary. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Finally, others may independently discover trade secrets and proprietary information, and this would prevent us from asserting any such trade secret rights against these parties.
     Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.
Claims of infringement or misappropriation of the intellectual property rights of others could prohibit us from commercializing products, require us to obtain licenses from third parties or require us to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief.
     The medical technology industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. The likelihood that patent infringement or misappropriation claims may be brought against us increases as we achieve more visibility in the marketplace and introduce products to market. All issued patents are entitled to a presumption of validity under the laws of the United States. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Our competitors may assert that our products are covered by U.S. or foreign patents held by them. We are aware of numerous patents issued to third parties that relate to the manufacture and use of medical devices for interventional cardiology. The owners of each of these patents could assert that the manufacture, use or sale of our products infringes one or more claims of their patents. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that we infringe. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings can be substantial, and it is possible that such efforts would be unsuccessful if unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. There could also be existing patents of which we are unaware that one or more aspects of our technology may inadvertently infringe. In some cases, litigation may be threatened or brought by a patent-holding company or other adverse patent owner who has no relevant product revenues and against whom our patents may provide little or no deterrence.
     Any infringement or misappropriation claim could cause us to incur significant costs, place significant strain on our financial resources, divert management’s attention from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. If the relevant patents were upheld in litigation as valid and enforceable and we were found to infringe, we could be prohibited from commercializing any infringing products unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign any infringing products to avoid infringement. Further, any redesign may not receive FDA clearance or approval or may not receive such clearance or approval in a timely manner. Any such license could impair operating margins on future product revenue. A court could also order us to pay compensatory damages for such infringement, and potentially treble damages, plus prejudgment interest and third-party attorneys’ fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling, offering to sell or importing infringing products, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a significant adverse impact on our business.
Risks Relating to Ownership of Our Common Stock
Because there has not been a public market for our common stock, you may not be able to resell your shares.
     Currently, there is no public market for any of our common stock and no public market will develop as a result of the filing of this registration statement on Form 10. To date, we have not registered or qualified the offer or sale, or resale, of our common stock under federal or state securities laws and, if you buy any such shares, you may not resell them unless such sale is registered or qualified under federal and state securities laws or exemptions from federal and state registration and qualification are available. In addition, our stockholders agreement places certain transfer restrictions upon the holders of our stock party thereto. Any investor in our common stock must be prepared to bear the economic risk of investing in our common stock for an indefinite period of time.
     We cannot predict the extent to which an active trading market for our common stock will develop or whether, if a trading market does develop, the market price of our common stock will be volatile. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The risks related to our company discussed above, as well as decreases in market valuations of similar companies, could cause the price of our common stock to decrease significantly.
     In addition, the volatility of medical technology company stocks often does not correlate to the operating performance of the companies represented by such stocks. Some of the factors that may cause the price of our common stock to fluctuate include:
•	our ability to develop, obtain regulatory clearances or approvals for and market new and enhanced products on a timely basis;

•	changes in governmental regulations or in the status of our regulatory approvals, clearances or future applications;

•	our announcements or our competitors’ announcements regarding new products, product enhancements, significant contracts, number of hospitals and physicians using our products, acquisitions or strategic investments;

•	announcements of technological or medical innovations for the treatment of vascular disease;

•	delays or other problems with the manufacturing of the Diamondback 360°;

•	volume and timing of orders for the Diamondback 360° and any future products, if and when commercialized;

•	changes in the availability of third-party reimbursement in the United States and other countries;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	failure to meet estimates or recommendations by securities analysts, if any, who cover our stock;

•	changes in healthcare policy;

•	product liability claims or other litigation involving us;

•	product recalls;

•	accusations that we have violated a law or regulation;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant shareholders;

•	disputes or other developments with respect to intellectual property rights;

•	changes in accounting principles; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
     In addition, if securities class action litigation is initiated against us, we would incur substantial costs and our management’s attention would be diverted from our operations. All of these factors could cause the price of our stock to decline, and you may lose some or all of your investment.
If equity research analysts do not publish research or reports about our business or if they issue unfavorable research or downgrade our common stock, the price of our common stock could decline.
     As a public company, investors may look to reports of equity research analysts for additional information regarding our industry and operations. Therefore, any trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. Equity research analysts may elect not to provide research coverage of our common stock, which may adversely affect the market price of our common stock. If equity research analysts do provide research coverage of our common stock, the price of our common stock could decline if one or more of these analysts downgrade our common stock or if they issue other unfavorable commentary about us or our business. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.
Our directors and executive officers and our preferred shareholders have substantial control over us and could limit your ability to influence the outcome of key transactions, including changes of control.
     Our executive officers and directors and entities affiliated with them, in the aggregate, beneficially owned 21.6% of our outstanding common stock as of September 30, 2008. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other significant corporate transactions. In addition, our preferred shareholders have approval rights under our articles of incorporation over certain transactions in which we may wish to engage. These shareholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock and preferred stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. This concentration of ownership of our common stock and preferred stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our shareholders.
The rights of our preferred shareholders are superior to the rights of our common shareholders.
     The holders of our outstanding preferred stock have certain rights that are superior to the rights of holders of our common stock, including dividend and liquidation preferences over our common stock. For example, the holders of our preferred stock will be entitled to receive dividends at the rate of 8% of the original purchase price of their preferred shares, and the holders of the preferred stock have the right to participate in dividends with the common shareholders on an as converted basis. We are also required to pay a preferential liquidating distribution to the holder of preferred stock before any distributions can be made to the holders of our common stock in the case of our liquidation, dissolution or winding up. Under the terms of the preferred stock, a liquidation may be deemed to occur upon other circumstances, such as certain mergers and business combination transaction.

Certain provisions of Minnesota law and our articles of incorporation and bylaws may make a takeover of our company more difficult, depriving shareholders of opportunities to sell shares at above-market prices.
     Certain provisions of Minnesota law and our bylaws may have the effect of discouraging attempts to acquire us without the approval of our board of directors. Section 302A.671 of the Minnesota Statutes, with certain exceptions, requires approval of any acquisition of the beneficial ownership of 20% or more of our voting stock then outstanding by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then fair market value within 30 days after the acquiring person failed to give a timely information statement to us or the date our shareholders voted not to grant voting rights to the acquiring person’s shares. Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by us with an interested shareholder, which includes any shareholder that purchases 10% or more of our voting shares, within four years following such interested shareholder’s share acquisition date, unless the business combination or share acquisition is approved by a committee of one or more disinterested members of our board of directors before the interested shareholder’s share acquisition date. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Consequently, holders of our common stock may lose opportunities to sell their stock for a price in excess of the prevailing market price due to these statutory protective measures. Please see “Description of Capital Stock — Potential Anti-Takeover Effects of Certain Provisions of Minnesota State Law and Our Articles of Incorporation and Bylaws” for a more detailed description of these provisions.
We do not intend to declare dividends on our stock.
     We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividends from shares of our common stock.

Risks Relating to the Proposed Merger with Replidyne
If any of the events described in “Risks Relating to Our Business and Operations” occur, those events could cause the potential benefits of the merger with Replidyne not to be realized.
     Following the effective time of the merger with Replidyne, current CSI officers and directors will direct the business and operations of the combined company. Additionally, CSI’s business is expected to constitute all of the business of the combined company following the merger. As a result, the risks described above in the section entitled “Risks Relating to Our Business and Operations” are among the most significant risks to the combined company if the merger is completed. To the extent any of the events in the risks described above in the section entitled “Risks Relating to Our Business and Operations” occur, those events could cause the market price of the combined company’s common stock to decline.
In the event that Replidyne’s level of net assets at the effective time of the merger, as calculated pursuant to the merger agreement, is lower than $37 million, the combined company will have less working capital for future operations.
     Subject to the terms of the merger agreement with Replidyne, at the effective time of the merger, each share of CSI common stock issued and outstanding immediately prior to the merger will be canceled, extinguished and automatically converted into the right to receive that number of shares of Replidyne common stock as determined pursuant to the conversion factor described in the merger agreement. The conversion factor depends on Replidyne’s level of net assets as of the effective time of the merger. Under the merger agreement, Replidyne’s net assets is defined as Replidyne’s total current assets minus all of its liabilities and other outstanding and future obligations as of the effective time of the merger, subject to certain adjustments. Replidyne currently anticipates that its level of net assets as of the effective time of the merger will be at or above $37 million, which would result in Replidyne’s current stockholders, together with holders of its options and warrants, owning approximately 17% of the common stock of the combined company on a fully diluted basis as calculated in accordance with the merger agreement. However, if any of the following circumstances arise, Replidyne’s level of net assets will be lower than Replidyne expects and Replidyne stockholders would hold a smaller percentage ownership of the combined company following the consummation of the merger than is currently anticipated, thus making the merger less attractive to Replidyne stockholders:

•	Replidyne is unable to generate any proceeds from the sale of its REP3123 and DNA replication inhibition programs;

•	Replidyne is unable to terminate, sublease or otherwise assign to a third party its remaining obligations under the lease for its headquarters in Louisville, Colorado;

•	Replidyne does not receive reimbursement from Forest Laboratories for certain decontamination costs incurred by Replidyne under its former supply agreement with MEDA Manufacturing GmbH;

•	the costs associated with the winding up of Replidyne’s business are greater than anticipated; or

•	Replidyne expends more resources than is currently anticipated as a result of a delay in the closing of the merger or otherwise.

     In addition, if Replidyne’s net assets are lower than expected, the combined company will have less working capital for future operations, which could adversely affect the ability of the combined company to achieve its business plan.
The costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined company.
     Replidyne and CSI estimate that they will incur aggregate direct transaction costs of approximately $5.7 million associated with the merger, and additional costs associated with the commencement of CSI’s operation as a public company, which cannot be estimated accurately at this time. The costs associated with the merger may increase if any CSI stockholders elect to dissent from the merger and seek payment of the fair value of their shares as permitted by Minnesota law. If the total costs of the merger exceed Replidyne’s and CSI’s estimates, the combined company will have less working capital for future operations, which will adversely affect the ability of the combined company to achieve its business plan.
Nasdaq considers the anticipated merger a reverse merger and therefore requires the combined company to submit a new listing application, which will require certain actions by the combined company and may not be successful, which would result in you having difficulty selling your shares.
     Nasdaq considers the merger to be a reverse merger and requires the combined company to submit a new listing application. Nasdaq may not approve the combined company’s new listing application. If this occurs and the merger is still consummated, you may have difficulty selling your shares.
     Additionally, as part of the new listing application, the combined company will be required to submit, among other things, a plan for the combined company to conduct a reverse stock split. A reverse stock split would increase the per share trading price by a yet undetermined multiple. The change in share price may affect the volatility and liquidity of the combined company’s stock, as well as the marketplace’s perception of the stock. As a result, the relative price of the combined company’s stock may decline and/or fluctuate more than in the past, and you may have trouble converting your investments in the combined company into cash effectively.
The market price of Replidyne common stock has fallen significantly since the public announcement of the proposed merger. If the merger is completed, the market price of the combined company’s common stock may decline further.

     On November 3, 2008, the last day prior to the public announcement of the proposed merger, the closing price per share of Replidyne common stock as reported on The Nasdaq Global Market was $1.12. On December 12, 2008, the closing price per share of Replidyne common stock as reported on The Nasdaq Global Market was $0.75, which represents a 33% decrease from the closing price on November 3, 2008. This decrease may increase the risk that Replidyne would become subject to securities class action litigation, which could result in substantial costs and a delay in the completion of the merger. If the merger is completed, the market price of the combined company’s common stock may decline further for a number of reasons, including if:

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	investors react negatively to the effect on the combined company’s business and prospects from the merger.

Because the lack of a public market for CSI’s outstanding shares makes it difficult to evaluate the fairness of the merger, CSI stockholders may receive consideration in the merger that is greater than or less than the fair market value of the CSI shares.
     The outstanding capital stock of CSI is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of CSI. Since the percentage of Replidyne’s equity to be issued to CSI stockholders was determined based on negotiations between the parties, it is possible that the value of the Replidyne common stock to be issued in connection with the merger will be greater than the fair market value of CSI. Alternatively, it is possible that the value of the shares of Replidyne common stock to be issued in connection with the merger will be less than the fair market value of CSI.
Replidyne and CSI executive officers and directors may have interests in the merger that are different from, or in addition to, those of Replidyne and CSI stockholders generally.
     The executive officers and directors of Replidyne and CSI may have interests in the merger that are different from, or are in addition to, those of Replidyne and CSI stockholders generally. The directors of the combined company will consist of two directors from Replidyne’s board and eight directors from CSI’s board. Further, certain Replidyne executive officers will receive change in control payments in connection with the merger.
Replidyne and CSI may not be able to complete the merger or may elect to pursue a different strategic transaction, which may not occur on commercially reasonably terms or at all.
     Neither Replidyne nor CSI can assure you that they will close the pending merger in a timely manner or at all. The merger agreement is subject to many closing conditions and termination rights. If Replidyne and CSI do not complete the pending merger, Replidyne’s and CSI’s board of directors may elect to attempt to complete a different strategic transaction. Attempting to complete a different strategic transaction would prove to be costly and time consuming, and neither Replidyne nor CSI can make any assurances that a future strategic transaction will occur on commercially reasonable terms or at all.
Failure to complete the merger could adversely affect CSI’s future business and operations.

     The merger is subject to the satisfaction of closing conditions, including approval by Replidyne and CSI stockholders, and neither Replidyne nor CSI can assure you that the merger will be completed. In the event that the merger is not completed, Replidyne and CSI may be subject to many significant costs, including legal, accounting and advisory fees related to the merger, which must be paid even if the merger is not completed, and the payment of a termination fee and certain expenses under certain circumstances. If the merger is not completed, the market price of Replidyne common stock could decline as a result. If the merger is not completed, CSI will need additional debt or equity financing to carry out its business plan and there is no assurance that such debt or equity financing will be available on acceptable terms or at all.
During the pendency of the merger, Replidyne and CSI may not be able to enter into a business combination with another party because of restrictions in the merger agreement.
     The merger agreement restricts the ability of Replidyne and CSI to make acquisitions or complete other transactions. While the merger agreement is in effect, subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to such party entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of common stock, a tender offer for capital stock or a merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to Replidyne or CSI stockholders.
The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.
     In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party between November 3, 2008, the date of the merger agreement, and the closing of the merger. However, some types of changes do not permit either party to refuse to complete the merger, even if such changes would have a material adverse effect on Replidyne or CSI. If adverse changes occur but Replidyne and CSI must still complete the merger, the combined company’s stock price may suffer.
Because there has not been a public market for CSI common stock, the combined company’s stock price is expected to be volatile and you may not be able to resell your shares in the combined company.
     The market price of the combined company’s common stock could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, medical device, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
•	difficulties in integrating Replidyne and CSI following the merger;

•	its ability to develop, obtain regulatory clearances or approvals for and market new and enhanced products on a timely basis;

•	changes in governmental regulations or in the status of its regulatory approvals, clearances or future applications;

•	its announcements or its competitors’ announcements regarding new products, product enhancements, significant contracts, number of hospitals and physicians using CSI’s products, acquisitions or strategic investments;

•	announcements of technological or medical innovations for the treatment of vascular disease;

•	delays or other problems with the manufacturing of the Diamondback 360°;

•	volume and timing of orders for the Diamondback 360° and any future products, if and when commercialized;

•	changes in the availability of third-party reimbursement in the United States and other countries;

•	quarterly variations in the combined company’s or its competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover the combined company’s common stock;

•	failure to meet estimates or recommendations by securities analysts, if any, who cover the combined company’s stock;

•	changes in healthcare policy;

•	product liability claims or other litigation involving CSI or the combined company;

•	product recalls;

•	accusations that CSI or the combined company has violated a law or regulation;

•	sales of large blocks of the combined company’s common stock, including sales by CSI’s executive officers, directors and significant stockholders;

•	disputes or other developments with respect to intellectual property rights;

•	changes in accounting principles; and

•	general market conditions and other factors, including factors unrelated to the combined company’s operating performance or the operating performance of its competitors.

     In addition, if securities class action litigation is initiated against the combined company, it would incur substantial costs and its management’s attention would be diverted from operations. All of these factors could cause the price of the combined company’s stock to decline, and you may lose some or all of your investment.
     Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.
     In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such company. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.
Replidyne and CSI do not expect the combined company to pay cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment in the combined company.
     Replidyne and CSI anticipate that the combined company will retain its earnings, if any, for future growth and therefore do not anticipate that the combined company will pay cash dividends in the future. As a result, appreciation of the price of the combined company’s common stock is the only potential source of return to stockholders. Investors seeking cash dividends should not invest in the combined company’s common stock.
If equity research analysts do not publish research or reports about the combined company’s business or if they issue unfavorable research or downgrade the combined company’s common stock, the price of its common stock could decline.
     Investors may look to reports of equity research analysts for additional information regarding the combined company’s industry and operations. Therefore, any trading market for the combined company’s common stock will rely in part on the research and reports that equity research analysts publish about the combined company and its business. The combined company does not control these analysts. Equity research analysts may elect not to provide research coverage of the combined company’s common stock, which may adversely affect the market price of its common stock. If equity research analysts do provide research coverage of the combined company’s common stock, the price of its common stock could decline if one or more of these analysts downgrade the common stock or if they issue other unfavorable commentary about the combined company or its business. If one or more of these analysts ceases coverage of the combined company, it could lose visibility in the market, which in turn could cause its stock price to decline.
The combined company will not be able to utilize Replidyne’s net operating loss carryforwards.

     Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Further, if the “continuity of business requirement” defined in Section 382 is not met in a change of control transaction, the pre-transaction net operating loss carryforward deductions become substantially reduced or unavailable for use by the surviving corporation in the transaction. An ownership change will occur as a result of the merger and there will not be a continuation of Replidyne’s business following completion of the merger, which will substantially reduce or eliminate the ability of the combined company to utilize Replidyne’s net operating loss carryforwards.
Some provisions of the charter documents of the combined company and Delaware law may have anti-takeover effects that could discourage an acquisition of the combined company by others, even if an acquisition would be beneficial to the combined company’s stockholders.
     Provisions in Replidyne’s restated certificate of incorporation and bylaws, which will be the charter documents of the combined company, as well as provisions of Delaware law, could make it more difficult for a third party to acquire the combined company, even if doing so would benefit the combined company’s stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

     In addition, the combined company will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by such corporation’s board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to the combined company’s stockholders.
Future sales and issuances of the combined company’s common stock or rights to purchase common stock, including pursuant to equity incentive plans, could result in additional dilution of the percentage ownership of the combined company’s stockholders and could cause the stock price to fall.
     Sales of a substantial number of shares of the combined company’s common stock in the public market or the perception that these sales might occur, could depress the market price of the combined company’s common stock and could impair its ability to raise capital through the sale of additional equity securities. Replidyne and CSI are unable to predict the effect that sales may have on the prevailing market price of the common stock.
     To the extent the combined company raises additional capital by issuing equity securities, including in a debt financing where the combined company issues convertible notes or notes with warrants, the combined company’s stockholders may experience substantial dilution. The combined company may sell common stock in one or more transactions at prices and in a manner it determines from time to time. If the combined company sells common stock in more than one transaction, existing stockholders may be materially diluted. In addition, new investors could gain rights superior to existing stockholders, such as liquidation and other preferences. In connection with the merger, the combined company will assume the equity incentive plans of CSI as well as all outstanding options and warrants to purchase shares of CSI common stock that will become exercisable for shares of the combined company’s common stock. In addition, the number of shares available for future grant under the equity incentive plans that the combined company will be assuming in connection with the merger will be increased. In addition, Replidyne and CSI also have warrants outstanding to purchase shares of capital stock. The combined company’s stockholders will incur dilution upon exercise of any outstanding stock options or warrants.
     All of Replidyne’s outstanding shares of common stock are, and any shares that are issued in the merger will be, freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, except for any shares subject to lock-up agreements executed in connection with the merger and any shares held by affiliates, as defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the combined company and would include persons such as the combined company’s directors and executive officers.

ITEM 2. FINANCIAL INFORMATION
SELECTED CONSOLIDATED FINANCIAL DATA
     The following table presents our selected historical consolidated financial data. We derived the selected statements of operations data for the years ended June 30, 2006, 2007 and 2008 and balance sheet data as of June 30, 2007 and 2008 from our audited consolidated financial statements and related notes that are included elsewhere in this Form 10. We derived the selected consolidated statements of operations data for the years ended June 30, 2004 and 2005 and the balance sheet data as of June 30, 2004, 2005, and 2006 from our audited consolidated financial statements that do not appear in this Form 10. We derived the consolidated statements of operations data for the three months ended September 30, 2007 and 2008 and the balance sheet data as of September 30, 2008 from our unaudited consolidated financial statements and related notes that are included elsewhere in this Form 10. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such period. We have prepared the unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, and the rules and regulations of the SEC for interim financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended September 30, 2008 are not necessarily indicative of the results for the full year. You should read this data together with our consolidated financial statements and related notes included elsewhere in this Form 10 and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended June 30,					Three Months Ended September 30,
	2004	2005	2006	2007(1)	2008(1)	2007(1)	2008(1)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenues	$—	$—	$—	$—	$22,177	$—	$11,646
Cost of goods sold	—	—	—	—	8,927	(539)	3,881

Gross profit	—	—	—	—	13,250	(539)	7,765

Expenses(1):
Selling, general and administrative	984	1,177	1,735	6,691	35,326	3,552	16,424
Research and development	3,246	2,371	3,168	8,446	16,068	3,328	4,955

Total expenses	4,230	3,548	4,903	15,137	51,394	6,880	21,379

Loss from operations	(4,230)	(3,548)	(4,903)	(15,137)	(38,144)	(7,419)	(13,614)
Other income (expense):
Interest expense	—	—	(48)	(1,340)	(923)	(300)	(227)
Interest income	18	37	56	881	1,167	278	142
Impairment on investments	—	—	—	—	(1,267)	—	—

Total other income (expense)	18	37	8	(459)	(1,023)	(22)	(85)

Net loss	(4,212)	(3,511)	(4,895)	(15,596)	(39,167)	(7,441)	(13,699)
Accretion of redeemable convertible preferred stock(2)	—	—	—	(16,835)	(19,422)	(4,853)	—

Net loss available to common shareholders	$(4,212)	$(3,511)	$(4,895)	$(32,431)	$(58,589)	$(12,294)	$(13,699)

Loss per common share:
Basic and diluted(3)	$(0.78)	$(0.61)	$(0.79)	$(5.22)	$(8.57)	$(1.95)	$(1.78)

Weighted average common shares used in computation:
Basic and diluted(3)	5,375,795	5,779,942	6,183,715	6,214,820	6,835,126	6,291,512	7,692,248

(1)	Operating expenses in the years ended June 30, 2007 and 2008 and three months ended September 30, 2007 and 2008 include stock-based compensation expense as a result of the adoption of SFAS No. 123(R), Share-Based Payment on July 1, 2006, as follows:

	Years Ended June 30,		Three Months Ended September 30,
	2007	2008	2007	2008
Cost of goods sold	$—	$232	$—	$176
Selling, general and administrative	327	6,852	277	1,384
Research and development	63	297	73	112

(2)	See Notes 1 and 10 of the notes to our consolidated financial statements for a discussion of the accretion of redeemable convertible preferred stock.

(3)	See Note 12 of the notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per common share and basic and diluted weighted-average number of shares used in per common share calculations.

	As of June 30,					As of September 30,
	2004	2005	2006	2007	2008	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,144	$1,780	$1,554	$7,908	$7,595	$14,727
Short-term investments	—	—	—	11,615	—	—
Working capital(1)	2,868	1,349	(1,240)	18,171	(3,118)	(11,144)
Total current assets	3,166	2,116	2,424	20,828	18,204	24,914
Total assets	4,031	2,874	3,296	22,025	41,958	48,612
Redeemable convertible preferred stock warrants	—	—	—	3,094	3,986	4,047
Total liabilities	298	767	3,723	5,830	25,408	42,605
Redeemable convertible preferred stock	—	—	—	48,498	98,242	98,242
Total shareholders’ (deficiency) equity	3,733	2,107	(427)	(32,303)	(81,692)	(92,235)

(1)	Working capital is calculated as total current assets less total current liabilities as of the balance sheet date indicated.
Quarterly Results of Operations
     The following table presents our unaudited quarterly results of operations for each of our last nine quarters ended September 30, 2008. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this Form 10. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. These interim financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly the results of our operations for the interim periods. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2006	2006	2007	2007	2007	2007	2008	2008	2008
	(in thousands)
Consolidated Statements of Operations Data:
Revenues	$—	$—	$—	$—	$—	$4,631	$7,654	$9,892	$11,646
Gross profit (loss)	—	—	—	—	(539)	2,438	5,142	6,209	7,765
Loss from operations	(1,571)	(2,964)	(3,984)	(6,618)	(7,419)	(10,187)	(9,291)	(11,247)	(13,614)
Net loss	(1,328)	(3,139)	(4,187)	(6,942)	(7,441)	(9,768)	(10,611)	(11,347)	(13,699)
Net loss available to common shareholders (1)	(5,207)	(7,266)	(8,584)	(11,374)	(12,294)	(10,121)	(24,827)	(11,347)	(13,699)

(1)	Net loss available to common shareholders includes accretion of redeemable convertible preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion and analysis of financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Form 10. This discussion and analysis contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under “Risk Factors” and elsewhere in this Form 10.
Overview
     We are a medical device company focused on developing and commercializing interventional treatment systems for vascular disease. Our initial product, the Diamondback 360° Orbital Atherectomy System, is a minimally invasive catheter system for the treatment of peripheral arterial disease, or PAD.
     We were incorporated in Minnesota in 1989. From 1989 to 1997, we engaged in research and development on several different product concepts that were later abandoned. Since 1997, we have devoted substantially all of our resources to the development of the Diamondback 360°.
     From 2003 to 2005, we conducted numerous bench and animal tests in preparation for application submissions to the FDA. We initially focused our testing on providing a solution for coronary in-stent restenosis but later changed the focus to PAD. In 2006, we obtained an investigational device exemption from the FDA to conduct our pivotal OASIS clinical trial, which was completed in January 2007. The OASIS clinical trial was a prospective 20-center study that involved 124 patients with 201 lesions.
     In August 2007, the FDA granted us 510(k) clearance for the use of the Diamondback 360° as a therapy in patients with PAD. We commenced a limited commercial introduction of the Diamondback 360° in the United States in September 2007. This limited commercial introduction intentionally limited the size of our sales force and the number of customers each member of the sales force served in order to focus on obtaining quality and timely product feedback on initial product usages.
     We market the Diamondback 360° in the United States through a direct sales force and commenced a full commercial launch in the quarter ended March 31, 2008. We plan to expend significant capital to increase the size of our sales and marketing efforts to expand our customer base as we implement full commercialization of the Diamondback 360°. We manufacture the Diamondback 360° internally at our facilities.
     As of September 30, 2008, we had an accumulated deficit of $132.0 million. We expect our losses to continue as we continue our commercialization activities, develop additional product enhancements and make further regulatory submissions. To date, we have financed our operations primarily through the private placement of equity securities.
     Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since our inception, we have experienced substantial operating losses and negative cash flows from operations. We had cash and cash equivalents of $14.7 million at September 30, 2008. During the year ended June 30, 2008 and three months ended September 30, 2008, net cash used in operations amounted to $31.9 million and $12.0 million, respectively. In February 2008, we were notified that recent conditions in the global credit markets have caused insufficient demand for auction rate securities, resulting in failed auctions for $23.0 million of our auction rate securities held at June 30, 2008 and September 30, 2008. These securities are currently not liquid, as we have an inability to sell the securities due to continued failed auctions. As a result, we recorded an other-than-temporary impairment loss of $1.3 million relating to these securities in our statement of operations for the year ended June 30, 2008. On March 28, 2008, we obtained a margin loan from UBS Financial Services, Inc., the entity through which we originally purchased our auction rate securities, for up to $12.0 million, which was secured by the $23.0 million par value of our auction rate securities. The outstanding balance on this loan at June 30, 2008 was $11.9 million. On August 21, 2008, we replaced this loan with a margin loan from UBS Bank USA, which increased maximum borrowings available to $23.0 million. This maximum borrowing amount is not set forth in the written agreement for the loan and may be adjusted from time to time by UBS Bank in its sole discretion. The margin loan has a floating interest rate equal to 30-day LIBOR, plus 1.0%. The loan is due on demand and UBS Bank will require us to repay it in full from the proceeds received from a public equity offering where net proceeds exceed $50.0 million. In addition, if at any time any of our auction rate securities may be sold, exchanged, redeemed, transferred or otherwise conveyed for no less than their par value, then we must immediately effect such a transfer and the proceeds must be used to pay down outstanding borrowings under this loan. The margin requirements are determined by UBS Bank but are not included in the written loan agreement and are therefore subject to change. From August 21, 2008, the date this loan was initially funded, through the date of this Form 10, the margin requirements included maximum borrowings, including interest, of $23.0 million. If these margin requirements are not maintained, UBS Bank may require us to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. We have maintained the margin requirements under the loans from both UBS entities. The outstanding balance on this loan at September 30, 2008 was $22.9 million.
     In addition, on September 12, 2008, we entered into a loan and security agreement with Silicon Valley Bank with maximum available borrowings of $13.5 million. The agreement includes a $3.0 million term loan, a $5.0 million accounts receivable line of credit, and two term loans for an aggregate of $5.5 million that are guaranteed by certain of our affiliates. See “Liquidity and Capital Resources” for further information regarding this loan.
     Our ability to continue as a going concern ultimately depends on our ability to either complete the merger with Replidyne or raise additional debt or equity capital prior to or during the quarter ending September 30, 2009. If the merger is not consummated or we are unable to raise additional debt or equity financing on terms acceptable to us, there will continue to be substantial doubt about our ability to continue as a going concern.
     During fiscal year 2009, we plan to continue to expand our sales and marketing efforts, conduct research and development of product improvements and increase our manufacturing capacity to support anticipated future growth.
Financial Overview
     Revenues. We expect to derive substantially all of our revenues for the foreseeable future from the sale of the Diamondback 360°. The system consists of a disposable, single-use, low-profile catheter that travels over our proprietary ViperWire guidewire and an external control unit that powers the system. Initial hospital orders usually include ten single-use catheters and guidewires, along with a control unit. Reorders for single-use catheters and guidewires occur as hospitals utilize the single-use catheters.
     We apply Emerging Issues Task Force Bulletin (EITF) No. 00-21, Revenue Arrangements with Multiple Deliverables, the primary impact of which is to treat the Diamondback 360° as a single unit of accounting for initial customer orders until such time as we have sufficient sales history to satisfy the criteria for separate units of accounting. As such, revenues are deferred until the title and risk of loss of all Diamondback 360° components pass to the customer. Many initial shipments to customers included a loaner control unit, which we provided, until the new control unit received clearance from the FDA and was subsequently available for sale. The loaner control units were company-owned property and we maintained legal title to these units. The loaner control units were held in inventory at the time they were loaned to the various accounts under our limited commercial launch. The net inventory value of the loaner control units was $20,246 at June 30, 2007. At June 30, 2008, the loaner control units were fully reserved, as we had received FDA clearance on the new control unit and began shipping our new control unit during the quarter ended December 31, 2007. However, we could not meet the production demands of the new control units and, as a result, we continued to ship loaner control units during the quarter ended December 31, 2007. As of June 30, 2008, we had deferred revenue of $116,000, reflecting all disposable component shipments to customers pending receipt of a customer purchase order and shipment of a new control unit. We are currently meeting production demands for the new control units and all deferred revenue was recognized during the quarter ended September 30, 2008.
     Cost of Goods Sold. We assemble the single-use catheter with components purchased from third-party suppliers, as well as with components manufactured in-house. The control unit and guidewires are purchased from third-party suppliers. Our cost of goods sold consists primarily of direct labor, manufacturing overhead, purchased raw materials and manufactured components. With the anticipated benefits of future cost reduction initiatives and increased volume and related economies of scale, we anticipate that gross margin percentages on single-use catheters that we assemble will be higher than those achieved on the control unit and guidewires that we purchase from third parties.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses include compensation for executive, sales, marketing, finance, information technology, human resources and administrative personnel, including stock-based compensation. Other significant expenses include travel and marketing costs, professional fees, and patent prosecution expenses.
     Research and Development. Research and development expenses include costs associated with the design, development, testing, enhancement and regulatory approval of our products. Research and development expenses include employee compensation including stock-based compensation, supplies and materials, consulting expenses, travel and facilities overhead. We also incur significant expenses to operate our clinical trials, including trial design, third-party fees, clinical site reimbursement, data management and travel expenses. All research and development expenses are expensed as incurred.

     Interest Income. Interest income is attributed to interest earned on deposits in investments that consist of money market funds, U.S. government securities, commercial paper and auction rate securities.
     Interest Expense. Interest expense results from outstanding debt balances and the change in value of convertible preferred stock warrants and the issuance of convertible promissory notes in 2006. Convertible preferred stock warrants are classified as a liability under Financial Accounting Standards Board (FASB) Statement of Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity and are subject to remeasurement at each balance sheet date with any change in value recognized as a component of interest expense. Immediately prior to the effective time of the merger with Replidyne, the convertible preferred stock warrants will convert into common stock warrants, thereby eliminating the preferred stock warrant liability.
     Accretion of Redeemable Convertible Preferred Stock. Accretion of redeemable convertible preferred stock reflects the change in the current estimated fair market value of the preferred stock on a quarterly basis, as determined by management and the board of directors. Accretion is recorded as an increase to redeemable convertible preferred stock in the consolidated balance sheet and an increase to the loss attributable to common shareholders in the consolidated statement of operations. The redeemable convertible preferred stock will be converted into common stock immediately prior to the effective time of the merger with Replidyne. As such, the preferred stockholders will forfeit their liquidation preferences and we will no longer record accretion.
     Net Operating Loss Carryforwards. We have established valuation allowances to fully offset our deferred tax assets due to the uncertainty about our ability to generate the future taxable income necessary to realize these deferred assets, particularly in light of our historical losses. The future use of net operating loss carryforwards is dependent on our attaining profitable operations and will be limited in any one year under Internal Revenue Code Section 382 due to significant ownership changes (as defined in Section 382) resulting from our equity financings. At June 30, 2008, we had net operating loss carryforwards for federal and state income tax reporting purposes of approximately $69.0 million, which will expire at various dates through fiscal 2028.
Critical Accounting Policies and Significant Judgments and Estimates
     Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect amounts reported in those statements. Our estimates, assumptions and judgments, including those related to revenue recognition, excess and obsolete inventory, stock-based compensation, preferred stock and preferred stock warrants are updated as appropriate, which, in most cases, is at least quarterly. We use authoritative pronouncements, our technical accounting knowledge, cumulative business experience, judgment and other factors in the selection and application of our accounting policies. While we believe that the estimates, assumptions and judgments that we use in preparing our consolidated financial statements are appropriate, these estimates, assumptions and judgments are subject to factors and uncertainties regarding their outcome. Therefore, actual results may materially differ from these estimates.
     Our significant accounting policies are described in Note 1 to our consolidated financial statements included elsewhere in this Form 10. Some of those significant accounting policies require us to make subjective or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (1) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, results of operations, or cash flows. We believe that the following are our critical accounting policies and estimates:
     Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition and EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) shipment of all components has occurred or delivery of all components has occurred if the terms specify that title and risk of loss pass when products reach their destination; (3) the sales price is fixed or determinable; and (4) collectability is reasonably assured. We have no additional post-shipment or other contractual obligations or performance requirements and do not provide any credits or other pricing adjustments affecting revenue recognition once these criteria have been met. The customer has no right of return on any component once the above criteria have been met. Payment terms are generally set at 30 days.
     We derive our revenue through the sale of the Diamondback 360°, which includes single-use catheters, guidewires and control units used in the atherectomy procedure. Initial orders from all new customers require the customer to purchase the entire Diamondback 360° system, which includes multiple single-use catheters and guidewires and one control unit. Due to delays in the final FDA clearance of the new control unit and early production constraints of the new control unit, we were not able to deliver all components of the initial order. For these initial orders, we shipped and billed only for the single-use catheters and guidewires. In addition, we sent an older version of our control unit as a loaner unit with the customer’s expectation that we would deliver and bill for a new control unit once it became available. As we had not delivered each of the individual components to all customers, we had deferred the revenue for the entire amount billed for single-use catheters and guidewires shipped to the customers that had not received the new control unit. Those billings totaled $116,000 at June 30, 2008, which amount had been deferred pending receipt of a customer purchase order and shipment of a new control unit. After the initial order, customers are not required to purchase any additional disposable products from us. Once we had delivered the new control unit to a customer, we recognized revenue that was previously deferred and revenue for subsequent reorders of single-use catheters, guidewires and additional new control units when the criteria of SAB No. 104 were met. We are currently meeting production demands for the new control units and all deferred revenue was recognized during the quarter ended September 30, 2008.
     Investments. We classify all investments as “available-for-sale.” Investments are recorded at fair value and unrealized gains and losses are recorded as a separate component of shareholders’ deficiency until realized. Realized gains and losses are accounted for on the specific identification method. We have historically placed our investments primarily in auction rate securities, U.S. government securities, and commercial paper. These investments, a portion of which had original maturities beyond one year, were classified as short-term based on their liquid nature. The securities that had stated maturities beyond one year had certain economic characteristics of short-term investments due to a rate-setting mechanism and the ability to sell them through a Dutch auction process that occurred at pre-determined intervals, primarily every 28 days. For the year ended June 30, 2008 and three months ended September 30, 2008, the amount of gross realized gains and losses related to sales of investments were insignificant.
     In February 2008, we were informed that there was insufficient demand for auction rate securities, resulting in failed auctions for $23.0 million of our auction rate securities held at June 30, 2008 and September 30, 2008. Currently, these affected securities are not liquid and will not become liquid until a future auction for these investments is successful, they are redeemed by the issuer, they mature, or they are repurchased by UBS. As a result, at June 30, 2008 and September 30, 2008, we have classified the fair value of the auction rate securities as a long-term asset. Starting in February 2008, interest rates on all auction rate securities were reset to temporary predetermined “penalty” or “maximum” rates. These maximum rates are generally limited to a maximum amount payable over a 12 month period equal to a rate based on the trailing 12-month average of 90-day treasury bills, plus 120 basis points. These maximum allowable rates range from 2.7% to 4.0% of par value per year. We have collected all interest due on our auction rate securities and have no reason to believe that we will not collect all interest due in the future. We do not expect to receive the principal associated with our auction rate securities until the earlier of a successful auction, their redemption by the issuer or their maturity. On March 28, 2008, we obtained a margin loan from UBS Financial Services, Inc., the entity through which we originally purchased our auction rate securities, for up to $12.0 million, which was secured by the $23.0 million par value of our auction rate securities. The outstanding balance on this loan at June 30, 2008 was $11.9 million. On August 21, 2008, we replaced this loan with a margin loan from UBS Bank USA, which increased maximum borrowings available to $23.0 million. This maximum borrowing amount is not set forth in the written agreement for the loan and may be adjusted from time to time by UBS Bank in its sole discretion. The margin loan has a floating interest rate equal to 30-day LIBOR, plus 1.0%. The loan is due on demand and UBS Bank will require us to repay it in full from the proceeds received from a public equity offering where net proceeds exceed $50.0 million. In addition, if at any time any of our auction rate securities may be sold, exchanged, redeemed, transferred or otherwise conveyed for no less than their par value, then we must immediately effect such a transfer and the proceeds must be used to pay down outstanding borrowings under this loan. The margin requirements are determined by UBS Bank but are not included in the written loan agreement and are therefore subject to change. From August 21, 2008, the date this loan was initially funded, through the date of this Form 10, the margin requirements included maximum borrowings, including interest, of $23.0 million. If these margin requirements are not maintained, UBS Bank may require us to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. We have maintained the margin requirements under the loans from both UBS entities. The outstanding balance on this loan at September 30, 2008 was $22.9 million.
     In accordance with EITF 03-01 and FSP FAS 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” we review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (1) the length of time a security is in an unrealized loss position, (2) the extent to which fair value is less than cost, (3) the financial condition and near term prospects of the issuer, and (4) our intent and ability to hold the security for a period of time sufficient to allow for any unanticipated recovery in fair value.
     We recorded an other-than-temporary impairment loss of $1.3 million relating to our auction rate securities in our statement of operations for the year ended June 30, 2008 and recorded an unrealized loss of $0.3 million relating to our auction rate securities in other comprehensive income (loss) for the three months ended September 30, 2008. We determined the fair value of our auction rate securities and quantified the other-than-temporary impairment loss and the unrealized loss with the assistance of ValueKnowledge LLC, an independent third party valuation firm, which utilized various valuation methods and considered, among other factors, estimates of present value of the auction rate securities based upon expected cash flows, the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value, the likelihood of a return of liquidity to the market for these securities and the potential to sell the securities in secondary markets.
     At June 30, 2008, we concluded that no weight should be given to the value indicated by the secondary markets for student loan-backed auction rate securities similar to those we hold because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure, transactions may not be representative of the actions of typically-motivated buyers and sellers and we do not currently intend to sell in the secondary markets. However, we did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to CSI’s auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that we hold and, accordingly, attributed no weight to the values of these mortgage-backed securities indicated by the secondary markets.
     At June 30, 2008, we attributed a weight of 66.7% to estimates of present value of the auction rate securities based upon expected cash flows and a weight of 33.3% to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or willingness of third parties to provide financing in the market against the par value of those securities. The attribution of these weights required the exercise of valuation judgment. A measure of liquidity is available from borrowing, which led to the 33.3% weight attributed to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or the willingness of third parties to provide financing in the market against the par value of those securities. However, borrowing does not eliminate exposure to the risk of holding the securities, so the weight of 66.7% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation that the securities are likely to be held for an uncertain period. We focused on these methodologies because no certainty exists regarding how the auction rate securities will be eventually converted to cash and these methodologies represent the most likely possible outcomes. To derive estimates of the present value of the auction rate securities based upon expected cash flows, we used the securities’ expected annual interest payments, ranging from 2.7% to 4.0% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 4.5% to 5.8%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between June 15 and June 30, 2008; and a range of expected terms to liquidity.
     At June 30, 2008, our weighting of the valuation methods indicates an implied term to liquidity of approximately 3.5 years. The implied term to liquidity of approximately 3.5 years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to the range of zero to five years. Several sources were consulted but no individual source of information was relied upon to arrive at our estimate of the range of possible timing to convert the auction rate securities to cash or the implied term to liquidity of approximately 3.5 years. The primary reason for the fair value being less than cost related to a lack of liquidity of the securities, rather than the financial condition and near term prospects of the issuer.
     At September 30, 2008, we concluded that no weight should be given to the value indicated by the secondary markets for student loan backed auction rate securities similar to those we hold because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure and transactions may not be representative of the actions of typically-motivated buyers and sellers and we do not currently intend to sell in the secondary markets. However, we did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to our auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that we hold and, accordingly, attributed no weight to the values of these mortgage-backed securities indicated by the secondary markets.
     At September 30, 2008, we concluded that no weight should be given to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value based on low issuer call activity, so we attributed a weight of 100.0% to estimates of present value of the auction rate securities based upon expected cash flows. The attribution of weights to the valuation factors required the exercise of valuation judgment. The selection of a weight of 100.0% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation, in absence of the Auction Rate Securities Rights Prospectus discussed below, that no certainty exists regarding how the auction rate securities will be eventually converted to cash and this methodology represents the possible outcome. To derive estimates of the present value of the auction rate securities based upon expected cash flows, we used the securities’ expected annual interest payments, ranging from 2.1% to 5.4% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 3.9% to 5.4%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between September 29 and September 30, 2008; certain mortgage-backed securities and indices; and a range of expected terms to liquidity.
     Our weighting of the valuation methods as of September 30, 2008 indicates an implied term to liquidity of approximately five years in absence of the Auction Rate Securities Rights Prospectus discussed below. The implied term to liquidity of approximately five years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to five years. UBS issued a comprehensive settlement, which was confirmed by an Auction Rate Securities Rights Prospectus issued by UBS on October 7, 2008, in which there is a possibility of redemption by UBS at par value for the auction rate securities held by us between June 30, 2010 and July 2, 2012. Under the comprehensive settlement, UBS has committed to purchase a total of $8.3 billion of auction rate securities at par value from most private clients during the two-year period beginning January 1, 2009. Private clients and charities holding less than $1.0 million in household assets at UBS were able to avail themselves of this relief beginning October 31, 2008. From mid-September 2008, UBS began to provide loans at no cost to its clients for the par value of their auction rate security holdings. In addition, UBS has also committed to provide liquidity solutions to institutional investors and has agreed to purchase all or any of a remaining $10.3 billion in auction rate securities at par value from its institutional clients beginning June 10, 2010. These auction rate security rights are not transferable, tradable or marginable. We have not considered the liquidity potentially generated by UBS’s comprehensive settlement or the UBS loan in our valuation of the 19 auction rate certificates held by us because the settlement rights were not enforceable at September 30, 2008. The repurchase arrangement and lending arrangement may represent separate contracts, securities or other assets that have not been considered in the valuation of the auction rate securities.
     Our auction rate securities include AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program. These auction rate securities continue to be AAA rated auction rate securities subsequent to the failed auctions that began in February 2008.
     In addition to the valuation procedures described above, we considered (i) our current inability to hold these securities for a period of time sufficient to allow for an unanticipated recovery in fair value based on our current liquidity, history of operating losses, and management’s estimates of required cash for continued product development and sales and marketing expenses, and (ii) failed auctions and the anticipation of continued failed auctions for all of our auction rate securities.
     Based on the factors described above, we recorded the entire amount of impairment loss identified for the year ended June 30, 2008 of $1.3 million as other-than-temporary and recorded the decrease in fair value of $0.3 million as an unrealized loss for the three months ended September 30, 2008. We did not identify or record any additional realized or unrealized gains or losses for the year ended June 30, 2008 or the three months ended September 30, 2008. We will continue to monitor and evaluate the value of our investments each reporting period for further possible impairment or unrealized loss. Although we currently do not intend to do so, we may consider selling our auction rate securities in the secondary markets in the future, which may require a sale at a substantial discount to the stated principal value of these securities.
     Excess and Obsolete Inventory. We have inventories that are principally comprised of capitalized direct labor and manufacturing overhead, raw materials and components, and finished goods. Due to the technological nature of our products, there is a risk of obsolescence to changes in our technology and the market, which is impacted by exogenous technological developments and events. Accordingly, we write down our inventories as we become aware of any situation where the carrying amount exceeds the estimated realizable value based on assumptions about future demands and market conditions. The evaluation includes analyses of inventory levels, expected product lives, product at risk of expiration, sales levels by product and projections of future sales demand.
     Stock-Based Compensation. Effective July 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, as interpreted by SAB No. 107, using the prospective application method, to account for stock-based compensation expense associated with the issuance of stock options to employees and directors on or after July 1, 2006. The unvested compensation costs at July 1, 2006, which relate to grants of options that occurred prior to the date of adoption of SFAS No. 123(R), will continue to be accounted for under Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires us to recognize stock-based compensation expense in an amount equal to the fair value of share-based payments computed at the date of grant. The fair value of all employee and director stock options is expensed in the consolidated statements of operations over the related vesting period of the options. We calculated the fair value on the date of grant using a Black-Scholes option pricing model.
     To determine the inputs for the Black-Scholes option pricing model, we are required to develop several assumptions, which are highly subjective. These assumptions include:

•	our common stock’s volatility;

•	the length of our options’ lives, which is based on future exercises and cancellations;

•	the number of shares of common stock pursuant to which options which will ultimately be forfeited;

•	the risk-free rate of return; and

•	future dividends.
     We use comparable public company data to determine volatility, as our common stock has not yet been publicly traded. We use a weighted average calculation to estimate the time our options will be outstanding as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment. We estimate the number of options that are expected to be forfeited based on our historical experience. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. We use our judgment and expectations in setting future dividend rates, which is currently expected to be zero.
     The absence of an active market for our common stock also requires our management and board of directors to estimate the fair value of our common stock for purposes of granting options and for determining stock-based compensation expense. In response to these requirements, our management and board of directors estimate the fair market value of common stock at each date at which options are granted based upon stock valuations and other qualitative factors. We have conducted stock valuations using two different valuation methods: the option pricing method and the probability weighted expected return method, or PWERM. The option pricing method assumes a liquidation of a company and treats common and preferred stock as call options on the enterprise value. The option pricing method is often used when the possible outcomes for a liquidity event are deemed to have equal likelihood and when valuing securities with a high degree of uncertainty regarding potential future values. We used the option pricing method for valuations of our common stock as of July 19, 2006, December 31, 2006, June 29, 2007 and September 30, 2007, as we deemed all liquidity events to have equal likelihood at those dates. All of these valuations were conducted retrospectively. We began using the PWERM in contemporaneous valuations of our common stock as of December 31, 2007, March 31, 2008 and June 30, 2008, and September 30, 2008, as of which time we had commenced significant efforts in connection with our initial public offering process and the probability of a public offering or other specific liquidation event, including the merger with Replidyne, had increased. Accordingly, management and the board of directors determined that the PWERM would be more appropriate than the option pricing method. For the PWERM, we estimated the likely return to stockholders based upon our becoming a public company through the merger with Replidyne or an initial public offering, being acquired or remaining a private company, and employed comparable public company, merger and acquisition transaction, and discounted cash flow analysis. These values were adjusted and weighted based on probability of occurrence. As of September 30, 2008, we assumed a 70% probability of completing the merger with Replidyne, a 10% probability of completing an initial public offering, a 15% probability of being acquired, and a 5% probability of remaining a private company.
     Both the option pricing method and the PWERM have taken into consideration the following factors:
•	Financing Activity: Between July 19, 2006 and October 3, 2006, we sold $27.0 million in Series A convertible preferred stock at $5.71 per share; between May 16, 2007 and September 19, 2007, we sold $18.6 million in Series A-1 convertible preferred stock at $8.50 per share; and between November 13, 2007 and December 17, 2007, we sold $20.0 million in Series B convertible preferred stock at $9.25 per share. New and existing investors participated in the convertible preferred stock offerings, while certain existing investors declined the opportunity to participate. As of each valuation date, management and the board of directors considered the differences between the valuation of the common stock and the most recent price of our preferred stock and determined that such differences were reasonable and accurately reflected the anticipated time until a liquidity event.

•	Preferred Stock Rights and Preferences: The holders of preferred stock are entitled to receive cash dividends at the rate of 8% of the original purchase price, which dividends accrue, whether or not earned or declared, and whether or not we have legally available funds. Holders of preferred stock have the right to require us to redeem in cash 30% of the original amount on the fifth year anniversary of the purchase agreement for the applicable series of preferred stock, 30% after the sixth year and 40% after the seventh year. The price we would pay for the redeemed shares would be the greater of (i) the price per share paid for the preferred stock, plus all accrued and unpaid dividends, or (ii) the fair market value of the preferred stock at the time of redemption as determined by a professional appraiser. The holders of the preferred stock have the right to convert, at their option, their shares into common stock on a share for share basis. The holders of preferred stock also have the right to designate, and have designated, two individuals to our board of directors. Finally, in the event of our liquidation or winding up, the holders of preferred stock are entitled to receive an amount equal to (i) the price paid for the preferred shares, plus (ii) all dividends accrued and unpaid before any payments are made to holders of stock junior to the preferred stock. Our remaining net assets, if any, would be distributed to the holders of preferred and common stock based on their ownership amounts assuming the conversion of the preferred stock, except the total amount to be distributed to the preferred stock is subject to certain return on investment limitations. The aggregate liquidation preferences of our preferred stock at the dates listed below are as follows:

Aggregate
Liquidation
Date	Preference
September 30, 2006	$25.4 million
December 31, 2006	$27.9 million
March 31, 2007	$28.4 million
June 30, 2007	$37.3 million
September 30, 2007	$48.3 million
December 31, 2007	$69.3 million
March 31, 2008	$70.6 million
June 30, 2008	$72.0 million
September 30, 2008	$73.3 million
•	Growth of Executive Management Team: Management and the board of directors considered the development and growth of our executive management team, including the hiring of our Vice President of Sales and Vice President of Business Development to build our sales organization, our Vice President of Marketing to build our sales and marketing function, and our Chief Executive Officer.

•	OASIS Clinical Trial: The progress of our OASIS clinical trial, which began enrollment in January 2006 and was completed in January 2007.

•	FDA Process: In May 2007, we applied for 510(k) clearance from the FDA for the Diamondback 360° system. We received 510(k) clearance for use of the Diamondback 360° with a hollow crown as a therapy for patients with PAD in August 2007, and we received 510(k) clearances in October 2007 for the updated control unit used with the Diamondback 360° and in November 2007 for the Diamondback 360° with a solid crown.

•	Commercial Launch: Upon receiving FDA 510(k) clearance, we began shipping product to customers under our limited commercial launch plan. During the quarter ended March 31, 2008, we began a full commercial launch of the Diamondback 360°.

•	Merger and Acquisition Process: During the period from July 2007 through September 2007, we engaged investment bankers to explore potential merger and acquisition opportunities. CSI began its discussions with Replidyne in August 2008.

•	Offering Process: Beginning in the quarter ended June 30, 2007, we began discussions with investment bankers concerning our initial public offering process, and the organizational meeting for our initial public offering occurred in October 2007. We filed a registration statement on January 22, 2008 and filed several amendments. As a result of the volatile equity markets, as of September 30, 2008 it was probable that we would not complete the initial public offering process during the quarter ending December 31, 2008. Therefore, previously capitalized offering costs of approximately $1.7 million were expensed during the quarter ended September 30, 2008. On November 4, 2008, we withdrew the registration statement in conjunction with the announcement of the execution of the merger agreement with Replidyne.

•	Revenues: We recognized $22.2 million and $11.6 million in revenues for the year ended June 30, 2008 and three months ended September 30, 2008, respectively.

     Our management and board of directors also considered the valuations of comparable public companies, our cash and working capital amounts, and additional objective and subjective factors relating to our business. For each valuation, our management and board of directors considered all of the factors that they considered to be relevant at the time and did not rely exclusively on any particular factors. Certain factors described with respect to each valuation represented progress in the development of our business, which reduced risk and improved the probability that we would achieve our business plan. In addition, the order in which we have described these factors in this Form 10 does not represent the relative importance or weight given to any of the factors.
     The following highlights key milestones that contributed to the valuation of our common stock in each of our valuations:
     Valuation as of July 19, 2006
     This valuation estimated that the fair market value of our common stock as of July 19, 2006 was $2.43 per share, taking into consideration the sale of Series A convertible preferred stock at $5.71 per share and the hiring of our Vice President of Sales and Vice President of Business Development to begin the process of building a sales organization in the period from July 2006 through September 2006.

     Valuation as of December 31, 2006
     This valuation estimated that the fair market value of our common stock as of December 31, 2006 was $2.79 per share, taking into consideration the sale of Series A convertible preferred stock at $5.71 per share, changes in the value of comparable public companies, the substantial completion of enrollment for the OASIS clinical trial, and the hiring of our Vice President of Marketing to continue building our sales and marketing function.
     Valuation as of June 29, 2007
     This valuation estimated that the fair market value of our common stock as of June 29, 2007 was $5.95 per share, taking into consideration the sale of Series A-1 convertible preferred stock at $8.50 per share, the completion of the OASIS clinical trial, the hiring of our Chief Executive Officer, our application for FDA 510(k) clearance for the Diamondback 360°, and the commencement of discussions with investment bankers regarding the initial public offering process.
     Valuation as of September 30, 2007
     This valuation estimated that the fair market value of our common stock as of September 30, 2007 was $7.36 per share, taking into consideration the sale of Series A-1 convertible preferred stock at $8.50 per share, expectation of the sale of Series B convertible preferred stock at $9.25 per share, receipt of FDA 510(k) clearance for the Diamondback 360°, continued discussions with investment bankers regarding the initial public offering process, the engagement of investment bankers to explore potential merger and acquisition opportunities, and the limited commercial launch of the Diamondback 360°.
     Valuation as of December 31, 2007
     This valuation estimated that the fair market value of our common stock as of December 31, 2007 was $8.44 per share, taking into consideration the sale of Series B convertible preferred stock at $9.25 per share, receipt of FDA 510(k) clearances for the updated control unit for the Diamondback 360° and for the Diamondback 360° with a solid crown, revenues of $4.6 million in revenue for the quarter ended December 31, 2007, and the holding of preparatory meetings as part of the initial public offering process.
     Valuation as of March 31, 2008
     This valuation estimated that the fair market value of our common stock as of March 31, 2008 was $10.27 per share, taking into consideration the sale of Series B convertible preferred stock at $9.25 per share during the quarter ending December 31, 2007, initiation of the full commercial launch of the Diamondback 360°, revenues of $12.3 million for the nine months ended March 31, 2008, and substantial completion of some of the milestones in the initial public offering process.
     Valuation as of June 30, 2008
     This valuation estimated that the fair market value of our common stock as of June 30, 2008 was $10.22 per share, taking into consideration revenues of $22.2 million for the year ended June 30, 2008 and substantial completion of additional milestones in the initial public offering process. This valuation also considered uncertain conditions in the public markets, which resulted in a slightly lower valuation of our common stock than the March 31, 2008 valuation.
     Valuation as of September 30, 2008
     This valuation estimated that the fair market value of our common stock as of September 30, 2008 was $10.25 per share, taking into consideration revenues of $11.6 million for the three months ended September 30, 2008, along with the estimated valuations associated with various liquidation scenarios considered under the PWERM method including the proposed merger with Replidyne.
     Our management and board of directors set the exercise prices for option grants based upon their best estimate of the fair market value of our common stock at the time they made such grants, taking into account all information available at those times. In some cases, management and the board of directors made retrospective assessments of the valuation of our common stock at later dates and determined that the fair market value of our common stock at the times the grants were made was different than the exercise prices established for those grants. In cases in which the fair market value was higher than the exercise price, we recognized stock-based compensation expense for the excess of the fair market value of the common stock over the exercise price.
     The following table sets forth the exercise prices of options granted during fiscal year 2008 and three months ended September 30, 2008, and the fair market value of our common stock, as determined by our management and board of directors, on the dates of the option grants:

			Fair Market Value Per Share
			Assigned by Management and
Date of Option Grant	Number of Shares	Exercise Price	Board of Directors
August 7, 2007	402,500	5.11	5.95
October 9, 2007	331,083	5.11	7.36
November 13, 2007	154,917	7.36	7.90
December 12, 2007	775,000	7.86	8.44
December 31, 2007	1,056,234	7.86	8.44
February 14, 2008	172,213	9.04	9.36

     We also have granted restricted stock awards with vesting terms ranging from 12 to 36 months. The following table sets forth the number of shares of restricted stock awarded and the fair market value of our common stock, as determined by our management and board of directors, on the dates of the restricted stock award grants:

		Fair Market Value per Share
		Assigned by Management and
Date of Restricted Stock Award Grant	Number of Shares	Board of Directors
December 12, 2007	204,338	$8.44
February 14, 2008	307,200	$9.36
April 14, 2008	75,000	$10.27
April 22, 2008	253,600	$10.27
July 22, 2008	161,823	$10.22
     Preferred Stock. Effective in fiscal 2007, with the sale of our Series A and A-1 convertible preferred stock, we began recording the current estimated fair value of our convertible preferred stock on a quarterly basis based on the fair market value of that stock as determined by our management and board of directors. In accordance with Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” and EITF Abstracts, Topic D-98, Classification and Measurement of Redeemable Securities, we record changes in the current fair value of our redeemable convertible preferred stock in the consolidated statements of changes in shareholders’ (deficiency) equity and comprehensive (loss) income and consolidated statements of operations as accretion of redeemable convertible preferred stock.
     In connection with the preparation of our financial statements, our management and board of directors established what they believe to be the fair value of our Series A convertible preferred stock, Series A-1 convertible preferred stock and Series B convertible preferred stock. This determination was based on concurrent significant stock transactions with third parties and a variety of factors, including our business milestones achieved and future financial projections, our position in the industry relative to our competitors, external factors impacting the value of our stock in the marketplace, the stock volatility of comparable companies in our industry, general economic trends and the application of various valuation methodologies. The following table shows the fair market value of one share of our Series A convertible preferred stock, Series A-1 convertible preferred stock and Series B convertible preferred stock at the dates noted during the fiscal year ended June 30, 2008 and three months ended September 30, 2008:

	Series A	Series A-1	Series B
Date	Convertible Preferred Stock	Convertible Preferred Stock	Convertible Preferred Stock
September 30, 2007	9.20	9.20	—
December 31, 2007	9.25	9.25	9.25
March 31, 2008	10.81	10.81	10.81
June 30, 2008	10.81	10.81	10.81
September 30, 2008	10.81	10.81	10.81
     Preferred Stock Warrants. Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and its related interpretations. Under SFAS No. 150, the freestanding warrant that is related to our redeemable convertible preferred stock is classified as a liability on the balance sheet as of June 30, 2008 and September 30, 2008. The warrant is subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of interest expense. Fair value is measured using the Black-Scholes option pricing model. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant or the completion of a liquidation event, including the completion of an initial public offering with gross cash proceeds to us of at least $40.0 million, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to equity.

Results of Operations
     The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands), and, for certain line items, the changes between the specified periods expressed as percent increases or decreases:

	Years Ended June 30,			Years Ended June 30,			Three Months Ended September 30,
			Percent			Percent			Percent
	2006	2007	Change	2007	2008	Change	2007	2008	Change
Revenues	$—	$—		$—	$22,177	100.0%	$—	$11,646	100.0%
Cost of goods sold	—	—		—	8,927	100.0	539	3,881	620.0

Gross profit	—	—		—	13,250	100.0	(539)	7,765	1,540.6

Expenses:
Selling, general and administrative	1,735	6,691	285.6%	6,691	35,326	428.0	3,552	16,424	362.4
Research and development	3,168	8,446	166.6	8,446	16,068	90.2	3,328	4,955	48.9

Total expenses	4,903	15,137	208.7	15,137	51,394	239.5	6,880	21,379	210.7

Loss from operations	(4,903)	(15,137)	208.7	(15,137)	(38,144)	152.0	(7,419)	(13,614)	83.5
Other income (expense):
Interest expense	(48)	(1,340)	2,691.7	(1,340)	(923)	31.1	(300)	(227)	24.3
Interest income	56	881	1,473.2	881	1,167	32.5	278	142	48.9
Impairment on investments	—	—		—	(1,267)		—	—

Total other income (expense)	8	(459)	5,837.5	(459)	(1,023)	122.9	(22)	(85)	286.4

Net loss	(4,895)	(15,596)	218.6	(15,596)	(39,167)	151.1	(7,441)	(13,699)	84.1
Accretion of redeemable convertible preferred stock	—	(16,835)		(16,835)	(19,422)	15.4	(4,853)	—

Net loss available to common shareholders	$(4,895)	$(32,431)	562.5%	$(32,431)	$(58,589)	80.7%	$(12,294)	$(13,699)	11.4%

     Comparison of the Three Months Ended September 30, 2007 with the Three Months Ended September 30, 2008
     Revenues. We generated revenues of $11.6 million during the three months ended September 30, 2008 attributable to sales of the Diamondback 360°. Since September 2007, we have expanded our sales and marketing efforts and have shipped more than 10,000 single-use catheters through September 30, 2008. We expect our revenue to increase as we continue to expand our sales and marketing teams to increase penetration of the U.S. PAD market and introduce new and improved products.
     We have applied EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, the primary impact of which was to treat the Diamondback 360° as a single unit of accounting for initial customer orders. As such, revenues were deferred until the title and risk of loss of each Diamondback 360° component, consisting of catheters, guidewires, and a control unit, were transferred to the customer based on the shipping terms. Many initial shipments to customers also included a loaner control unit, which we provided, until the new control unit received clearance from the FDA and was subsequently available for sale. The loaner control units were company-owned property and we maintained legal title to these units. Accordingly, we had deferred revenue of $1.4 million as of September 30, 2007, reflecting all component shipments to customers pending receipt of a customer purchase order and shipment of a new control unit. We had deferred revenue of $116,000 as of June 30, 2008, all of which was recognized during the quarter ended September 30, 2008.
     Cost of Goods Sold. Cost of goods sold increased by $3.4 million, from $539,000 for the three months ended September 30, 2007 to $3.9 million for the three months ended September 30, 2008. These amounts represent the cost of materials, labor and overhead for single-use catheters, guidewires and control units, and the increase reflects our increased sales. Cost of goods sold for the three months ended September 30, 2007 and 2008 includes $27,000 and $176,000, respectively, for stock-based compensation. We expect that cost of goods sold as a percentage of revenues will continue to decrease as we implement cost reduction initiatives and benefit from increased volume and related economies of scale.
     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $12.8 million, from $3.6 million for the three months ended September 30, 2007 to $16.4 million for the three months ended September 30, 2008. The primary reasons for the increase included the continued building of our sales and marketing team, contributing $9.6 million, and significant consulting and professional services, contributing $2.5 million, which includes $1.7 million in previously capitalized offering costs. In addition, stock-based compensation increased from $277,000 for the three months ended September 30, 2007 to $1.4 million for the three months ended September 30, 2008. We expect our selling, general and administrative expenses to increase significantly due primarily to the costs associated with expanding our sales and marketing organization to further commercialize our products.
     Research and Development Expenses. Our research and development expenses increased by $1.6 million, from $3.3 million for the three months ended September 30, 2007 to $5.0 million for the three months ended September 30, 2008. Research and development spending increased as we continued projects to improve our product, such as the development of a new control unit, shaft designs and crown designs, and continued human feasibility trials in the coronary market. In addition, stock-based compensation increased from $73,000 for the three months ended September 30, 2007 to $112,000 for the three months ended September 30, 2008. We expect our research and development expenses to increase as we attempt to expand our product portfolio within the market for the treatment of peripheral arteries and leverage our core technology into the coronary market.
     Interest Income. Interest income decreased by $136,000, from $278,000 for the three months ended September 30, 2007 to $142,000 for the three months ended September 30, 2008. The decrease was primarily due to lower average cash and cash equivalents and investment balances. Average cash and cash equivalent and investment balances were $21.6 million and $10.0 million for the three months ended September 30, 2007 and 2008, respectively.
     Interest Expense. Interest expense decreased by $73,000, from $300,000 for the three months ended September 30, 2007 to $227,000 for the three months ended September 30, 2008. Interest expense during the three months ended September 30, 2007 was due to the change in the fair value of convertible preferred stock warrants. Interest expense during the three months ended September 30, 2008 was due to outstanding debt balances.
     Accretion of Redeemable Convertible Preferred Stock. There was no accretion of redeemable convertible preferred stock for the three months ended September 30, 2008, as compared to accretion of redeemable convertible preferred stock of $4.9 million for the three months ended September 30, 2007. Accretion of redeemable convertible preferred stock reflects the change in estimated fair value of preferred stock at the balance sheet dates, and there was no change in the estimated fair value as of September 30, 2008 compared to June 30, 2008.
     Comparison of the Fiscal Year Ended June 30, 2007 with the Fiscal Year Ended June 30, 2008
     Revenues. We generated revenues of $22.2 million during the year ended June 30, 2008 attributable to sales of the Diamondback 360° to customers following FDA clearance in August 2007. We commenced a limited commercial introduction of the Diamondback 360° in the United States in September 2007, followed by a full commercial launch in the quarter ended March 31, 2008. We shipped more than 6,800 single-use catheters through June 30, 2008.
     We have applied EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, the primary impact of which was to treat the Diamondback 360° as a single unit of accounting for initial customer orders. As such, revenues are deferred until the title and risk of loss of each Diamondback 360° component, consisting of catheters, guidewires, and a control unit, are transferred to the customer based on the shipping terms. Many initial shipments to customers also included a loaner control unit, which we provided, until the new control unit received clearance from the FDA and was subsequently available for sale. The loaner control units were company-owned property and we maintained legal title to these units. Accordingly, we had deferred revenue of $116,000 as of June 30, 2008, reflecting all component shipments to customers pending receipt of a customer purchase order and shipment of a new control unit. All deferred revenue was recognized during the quarter ended September 30, 2008.
     Cost of Goods Sold. For the year ended June 30, 2008, cost of goods sold was $8.9 million. This amount represents the cost of materials, labor and overhead for single-use catheters, guidewires and control units shipped subsequent to obtaining FDA clearance for the Diamondback 360° in August 2007. Cost of goods sold for the year ended June 30, 2008 includes $232,000 for stock based compensation.
     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $28.6 million, from $6.7 million for the year ended June 30, 2007 to $35.3 million for the year ended June 30, 2008. The primary reasons for the increase included the building of our sales and marketing team, contributing $18.6 million, and significant consulting and professional services, contributing $2.1 million. In addition, stock based compensation increased from $327,000 for the year ended June 30, 2007 to $6.9 million for the year ended June 30, 2008.
     Research and Development Expenses. Our research and development expenses increased by $7.7 million, from $8.4 million for the year ended June 30, 2007 to $16.1 million for the year ended June 30, 2008. Research and development spending increased as we initiated projects to improve our product, such as the development of a new control unit, shaft designs and crown designs, and began human feasibility trials in the coronary market. In addition, stock based compensation increased from $63,000 for the year ended June 30, 2007 to $297,000 for the year ended June 30, 2008.

     Interest Income. Interest income increased by $286,000, from $881,000 for the year ended June 30, 2007 to $1.2 million for the year ended June 30, 2008. The increase was primarily due to higher average cash and cash equivalents and investment balances and higher rates of return. Average cash and cash equivalent and investment balances were $18.5 million and $20.4 million for the years ended June 30, 2007 and 2008, respectively.
     Interest Expense. Interest expense decreased by $417,000, from $1.3 million for the year ended June 30, 2007 to $923,000 for the year ended June 30, 2008. The decrease was due to the smaller increase in the fair value of convertible preferred stock warrants from fiscal 2007 to fiscal 2008.
     Impairment of investments. Due to the recent conditions in the global credit markets that have prevented us from liquidating our holdings of auction rate securities, we recorded an other-than-temporary impairment loss of $1.3 million relating to these auction rate securities in our statement of operations for the year ended June 30, 2008 and recorded an unrealized loss of $0.3 million relating to our auction rate securities in other comprehensive income (loss) for the three months ended September 30, 2008. We determined the fair value of our auction rate securities and quantified the other-than-temporary impairment loss and the unrealized loss with the assistance of ValueKnowledge LLC, an independent third party valuation firm, which utilized various valuation methods and considered, among other factors, estimates of present value of the auction rate securities based upon expected cash flows, the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value, the likelihood of a return of liquidity to the market for these securities and the potential to sell the securities in secondary markets.
     At June 30, 2008, we concluded that no weight should be given to the value indicated by the secondary markets for student loan-backed auction rate securities similar to those we hold because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure, transactions may not be representative of the actions of typically-motivated buyers and sellers and we do not currently intend to sell in the secondary markets. However, we did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to our auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that we hold and, accordingly, attributed no weight to the values of these mortgage-backed securities indicated by the secondary markets.
     At June 30, 2008, we attributed a weight of 66.7% to estimates of present value of the auction rate securities based upon expected cash flows and a weight of 33.3% to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or willingness of third parties to provide financing in the market against the par value of those securities. The attribution of these weights required the exercise of valuation judgment. A measure of liquidity is available from borrowing, which led to the 33.3% weight attributed to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or the willingness of third parties to provide financing in the market against the par value of those securities. However, borrowing does not eliminate exposure to the risk of holding the securities, so the weight of 66.7% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation that the securities are likely to be held for an uncertain period. We focused on these methodologies because no certainty exists regarding how the auction rate securities will be eventually converted to cash and these methodologies represent the most likely possible outcomes. To derive estimates of the present value of the auction rate securities based upon expected cash flows, we used the securities’ expected annual interest payments, ranging from 2.7% to 4.0% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 4.5% to 5.8%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between June 15 and June 30, 2008; and a range of expected terms to liquidity.
     At June 30, 2008, our weighting of the valuation methods indicates an implied term to liquidity of approximately 3.5 years. The implied term to liquidity of approximately 3.5 years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to the range of zero to five years. Several sources were consulted but no individual source of information was relied upon to arrive at our estimate of the range of possible timing to convert the auction rate securities to cash or the implied term to liquidity of approximately 3.5 years. The primary reason for the fair value being less than cost related to a lack of liquidity of the securities, rather than the financial condition and near term prospects of the issuer.
     At September 30, 2008, we concluded that no weight should be given to the value indicated by the secondary markets for student loan backed auction rate securities similar to those we hold because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure and transactions may not be representative of the actions of typically-motivated buyers and sellers and we do not currently intend to sell in the secondary markets. However, we did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to our auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that we hold and, accordingly, attributed no weight to the values of these mortgage-backed securities indicated by the secondary markets.
     At September 30, 2008, we concluded that no weight should be given to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value based on low issuer call activity, so we attributed a weight of 100.0% to estimates of present value of the auction rate securities based upon expected cash flows. The attribution of weights to the valuation factors required the exercise of valuation judgment. The selection of a weight of 100.0% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation, in absence of the Auction Rate Securities Rights Prospectus discussed below, that no certainty exists regarding how the auction rate securities will be eventually converted to cash and this methodology represents the possible outcome. To derive estimates of the present value of the auction rate securities based upon expected cash flows, we used the securities’ expected annual interest payments, ranging from 2.1% to 5.4% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 3.9% to 5.4%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between September 29 and September 30, 2008; certain mortgage-backed securities and indices; and a range of expected terms to liquidity.
     Our weighting of the valuation methods as of September 30, 2008 indicates an implied term to liquidity of approximately five years in absence of the Auction Rate Securities Rights Prospectus discussed below. The implied term to liquidity of approximately five years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to five years. UBS issued a comprehensive settlement, which was confirmed by an Auction Rate Securities Rights Prospectus issued by UBS on October 7, 2008, in which there is a possibility of redemption by UBS at par value for the auction rate securities held by us between June 30, 2010 and July 2, 2012. Under the comprehensive settlement, UBS has committed to purchase a total of $8.3 billion of auction rate securities at par value from most private clients during the two-year period beginning January 1, 2009. Private clients and charities holding less than $1.0 million in household assets at UBS were able to avail themselves of this relief beginning October 31, 2008. From mid-September 2008, UBS began to provide loans at no cost to its clients for the par value of their auction rate security holdings. In addition, UBS has also committed to provide liquidity solutions to institutional investors and has agreed to purchase all or any of a remaining $10.3 billion in auction rate securities at par value from its institutional clients beginning June 10, 2010. These auction rate security rights are not transferable, tradable or marginable. We have not considered the liquidity potentially generated by UBS’s comprehensive settlement or the UBS loan in our valuation of the 19 auction rate certificates held by us because the settlement rights were not enforceable at September 30, 2008. The repurchase arrangement and lending arrangement may represent separate contracts, securities or other assets that have not been considered in the valuation of the auction rate securities.
     Our auction rate securities include AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program. These auction rate securities continue to be AAA rated auction rate securities subsequent to the failed auctions that began in February 2008.
     In addition to the valuation procedures described above, we considered (i) our current inability to hold these securities for a period of time sufficient to allow for an unanticipated recovery in fair value based on our current liquidity, history of operating losses, and management’s estimates of required cash for continued product development and sales and marketing expenses, and (ii) failed auctions and the anticipation of continued failed auctions for all of our auction rate securities.
     Based on the factors described above, we recorded the entire amount of impairment loss identified for the year ended June 30, 2008 of $1.3 million as other-than-temporary and recorded the decrease in fair value of $0.3 million as an unrealized loss for the three months ended September 30, 2008. We did not identify or record any additional realized or unrealized gains or losses for the year ended June 30, 2008 or the three months ended September 30, 2008. We will continue to monitor and evaluate the value of our investments each reporting period for further possible impairment or unrealized loss. Although we currently do not intend to do so, we may consider selling our auction rate securities in the secondary markets in the future, which may require a sale at a substantial discount to the stated principal value of these securities.
     Accretion of Redeemable Convertible Preferred Stock. Accretion of redeemable convertible preferred stock was $16.8 million for the year ended June 30, 2007, as compared to $19.4 million for the year ended June 30, 2008. Accretion of redeemable convertible preferred stock reflects the change in estimated fair value of preferred stock at the balance sheet dates.
     Comparison of the Fiscal Year Ended June 30, 2006 with the Fiscal Year Ended June 30, 2007
     Revenues. We did not generate any revenues during the fiscal years ended June 30, 2006 or 2007.
     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $5.0 million, from $1.7 million in fiscal 2006 to $6.7 million in fiscal 2007. The primary reasons for the increase included the addition of four officers to our executive management team, contributing $1.1 million, the development of our sales and marketing team, contributing $2.6 million, and consulting services, contributing $300,000. We recorded stock-based compensation of $327,000 during the fiscal year ended June 30, 2007, while none was recorded in 2006. The balance of the increase was spread among our general and administrative accounts and reflected the overall growth in the business.
     Research and Development Expenses. Our research and development expenses increased by $5.2 million, from $3.2 million in fiscal 2006 to $8.4 million in fiscal 2007. Both clinical and regulatory spending increased substantially as we completed European and U.S. clinical trials and submitted our 510(k) clearance application to the FDA. In addition, we incurred significant research and development costs for projects expected to improve our product, such as the development of a new control unit and shaft designs. We recorded stock-based compensation of $63,000 during the fiscal year ended June 30, 2007.
     Interest Income. Interest income increased by $825,000, from $56,000 in fiscal 2006 to $881,000 in fiscal 2007. The increase was due to higher average cash, cash equivalents and short-term investment balances. Average cash, cash equivalent and short-term investment balances were $1.6 million and $18.5 million during fiscal 2006 and 2007, respectively.
     Interest Expense. Interest expense increased by $1.3 million, from $48,000 for the fiscal year ended June 30, 2006 to $1.3 million for the fiscal year ended June 30, 2007. The increase was due to the change in the estimated fair value of convertible preferred stock warrants.
     Accretion of Redeemable Convertible Preferred Stock. Accretion of redeemable convertible preferred stock was $16.8 million for the fiscal year ended June 30, 2007. Accretion of redeemable convertible preferred stock reflects the change in estimated fair value of preferred stock at the balance sheet dates.
Liquidity and Capital Resources
     Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We had cash and cash equivalents of $14.7 million at September 30, 2008. During the years ended June 30, 2008 and three months ended September 30, 2008, net cash used in operations amounted to $31.9 million and $12.0 million, respectively. As of September 30, 2008, we had an accumulated deficit of $132.0 million. We have historically funded our operating losses primarily from the issuance of common and preferred stock and convertible promissory notes. We have incurred negative cash flows and net losses since inception. In addition, in February 2008, we were notified that recent conditions in the global credit markets have caused insufficient demand for auction rate securities, resulting in failed auctions for $23.0 million of our auction rate securities held at June 30, 2008 and September 30, 2008. These securities are currently not liquid, as we have an inability to sell the securities due to continued failed auctions. On March 28, 2008, we obtained a margin loan from UBS Financial Services, Inc., the entity through which we originally purchased our auction rate securities, for up to $12.0 million, which was secured by the $23.0 million par value of our auction rate securities. The outstanding balance on this loan at June 30, 2008 was $11.9 million. On August 21, 2008, we replaced this loan with a margin loan from UBS Bank USA, which increased maximum borrowings available to $23.0 million. This maximum borrowing amount is not set forth in the written agreement for the loan and may be adjusted from time to time by UBS Bank in its sole discretion The margin loan has a floating interest rate equal to 30-day LIBOR, plus 1.0%. The loan is due on demand and UBS Bank will require us to repay it in full from the proceeds received from a public equity offering where net proceeds exceed $50.0 million. In addition, if at any time any of our auction rate securities may be sold, exchanged, redeemed, transferred or otherwise conveyed for no less than their par value, then we must immediately effect such a transfer and the proceeds must be used to pay down outstanding borrowings under this loan. The margin requirements are determined by UBS Bank but are not included in the written loan agreement and are therefore subject to change. From August 21, 2008, the date this loan was initially funded, through the date of this Form 10, the margin requirements included maximum borrowings, including interest, of $23.0 million. If these margin requirements are not maintained, UBS Bank may require us to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. We have maintained the margin requirements under the loans from both UBS entities. The outstanding balance on this loan at September 30, 2008 was $22.9 million.
          In addition, on September 12, 2008, we entered into a loan and security agreement with Silicon Valley Bank with maximum available borrowings of $13.5 million. The agreement includes a $3.0 million term loan, a $5.0 million accounts receivable line of credit, and two term loans for an aggregate of $5.5 million that are guaranteed by certain of our affiliates. The terms of each of these loans is as follows:

•	The $3.0 million term loan has a fixed interest rate of 10.5% and a final payment amount equal to 3.0% of the loan amount due at maturity. This term loan has a 36 month maturity, with repayment terms that include interest only payments during the first six months followed by 30 equal principal and interest payments. This term loan also includes an acceleration provision that requires us to pay the entire outstanding balance, plus a penalty ranging from 1.0% to 6.0% of the principal amount, upon prepayment or the occurrence and continuance of an event of default. As part of the term loan agreement, we granted Silicon Valley Bank a warrant to purchase 13,000 shares of Series B redeemable convertible preferred stock at an exercise price of $9.25 per share. This warrant is immediately exercisable and has a term of ten years, and was assigned an accounting value of $75,000. The balance outstanding on the term loan at September 30, 2008 was $3.0 million.

•	The accounts receivable line of credit has a two year maturity and a floating interest rate equal to the prime rate, plus 2.0%, with an interest rate floor of 7.0%. Interest on borrowings is due monthly and the principal balance is due at maturity. Borrowings on the line of credit are based on 80% of eligible domestic receivables, which is defined as receivables aged less than 90 days from the invoice date along with specific exclusions for contra-accounts, concentrations, and government receivables. Our accounts receivable receipts will be deposited into a lockbox account in the name of Silicon Valley Bank. The accounts receivable line of credit is subject to non-use fees, annual fees and cancellation fees. There was no balance outstanding on the line of credit at September 30, 2008.

•	One of the guaranteed term loans is for $3.0 million and the other guaranteed term loan is for $2.5 million, each with a one year maturity. Each of the guaranteed term loans has a floating interest rate equal to the prime rate, plus 2.25%, with an interest rate floor of 7.0% (effective rate of 7.0% at September 30, 2008). Interest on borrowings is due monthly and the principal balance is due at maturity. One of our directors and two entities affiliated with two of our directors agreed to act as guarantors of these term loans. In consideration for the guarantees, we issued the guarantors warrants to purchase an aggregate of 458,333 shares of our common stock at an exercise price of $6.00 per share. The balance outstanding on the guaranteed term loans at September 30, 2008 was $5.5 million (excluding debt discount of $1.8 million).

The guaranteed term loans and common stock warrants were allocated using the relative fair value method. Under this method, we estimated the fair value of the term loans without the guarantees and calculated the fair value of the common stock warrants using the Black-Scholes method. The relative fair value of the loans and warrants were applied to the loan proceeds of $5.5 million, resulting in an assigned value of $3.7 million for the loans and $1.8 million for the warrants. The assigned value of the warrants of $1.8 million is treated as a debt discount and amortized over the one year maturity of the loan.

          Borrowings from Silicon Valley Bank are secured by all of our assets, other than our auction rate securities and intellectual property, and the investor guarantees. The borrowings are subject to prepayment penalties and financial covenants, including our maintaining a minimum liquidity ratio and our achievement of minimum monthly net revenue goals. Any non-compliance by us under the terms of our debt arrangements could result in an event of default under the Silicon Valley Bank loan, which, if not cured, could result in the acceleration of this debt.
     Based on current operating levels, combined with limited capital resources, financing our operations will require that we either complete the merger with Replidyne or raise additional equity or debt capital prior to or during the quarter ending September 30, 2009. If we fail to complete the merger with Replidyne or raise sufficient equity or debt capital, management would implement cost reduction measures, including workforce reductions, as well as reductions in overhead costs and capital expenditures. These factors raise substantial doubt about our ability to continue as a going concern. Our independent registered public accountants have included an explanatory paragraph in their report for our fiscal year ended June 30, 2008 with respect to our ability to continue as a going concern.
     The reported changes in cash and cash equivalents and investments for the years ended June 30, 2006, 2007 and 2008 and for the three months September 30, 2007 and 2008 are summarized below.

     Cash and Cash Equivalents. Cash and cash equivalents increased by $11.4 million, from $3.3 million at September 30, 2007 to $14.7 million at September 30, 2008. Cash and cash equivalents decreased by $0.3 million, from $7.9 million at June 30, 2007 to $7.6 million at June 30, 2008.
     Investments. Short-term investments decreased by $18.5 million, from $18.5 million at September 30, 2007 to $0 at September 30, 2008. Short-term investments decreased by $11.6 million, from $11.6 million at June 30, 2007 to $0 at June 30, 2008.
     Our investments include AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program, or FFELP. The federal government insures loans in the FFELP so that lenders are reimbursed at least 97% of the loan’s outstanding principal and accrued interest if a borrower defaults. Approximately 99.2% of the par value of our auction rate securities is supported by student loan assets that are guaranteed by the federal government under the FFELP.
     In February 2008, we were informed that there was insufficient demand for auction rate securities, resulting in failed auctions for $23.0 million of our auction rate securities held at June 30, 2008 and September 30, 2008. Currently, these affected securities are not liquid and will not become liquid until a future auction for these investments is successful, they are redeemed by the issuer, they mature, or they are repurchased by UBS. As a result, at June 30, 2008 and September 30, 2008, we have classified the fair value of our auction rate securities as a long-term asset. We have recorded an other-than-temporary impairment loss of $1.3 million relating to these auction rate securities in our statement of operations for the year ended June 30, 2008 and recorded an unrealized loss of $0.3 million relating to our auction rate securities in other comprehensive income (loss) for the three months ended September 30, 2008. We determined the fair value of our auction rate securities and quantified the other-than-temporary impairment loss and the unrealized loss with the assistance of ValueKnowledge LLC, an independent third party valuation firm, which utilized various valuation methods and considered, among other factors, estimates of present value of the auction rate securities based upon expected cash flows, the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value, the likelihood of a return of liquidity to the market for these securities and the potential to sell the securities in secondary markets.
     At June 30, 2008, we concluded that no weight should be given to the value indicated by the secondary markets for student loan-backed auction rate securities similar to those we hold because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure, transactions may not be representative of the actions of typically-motivated buyers and sellers and we do not currently intend to sell in the secondary markets. However, we did consider the secondary markets for certain mortgage-backed securities but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that we hold and, accordingly, attributed no weight to the values of these mortgage-backed securities to estimate the market yields attributable to our auction rate securities, indicated by the secondary markets.
     At June 30, 2008, we attributed a weight of 66.7% to estimates of present value of the auction rate securities based upon expected cash flows and a weight of 33.3% to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or willingness of third parties to provide financing in the market against the par value of those securities. The attribution of these weights required the exercise of valuation judgment. A measure of liquidity is available from borrowing, which led to the 33.3% weight attributed to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or the willingness of third parties to provide financing in the market against the par value of those securities. However, borrowing does not eliminate exposure to the risk of holding the securities, so the weight of 66.7% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation that the securities are likely to be held for an uncertain period. We focused on these methodologies because no certainty exists regarding how the auction rate securities will be eventually converted to cash and these methodologies represent the most likely possible outcomes. To derive estimates of the present value of the auction rate securities based upon expected cash flows, we used the securities’ expected annual interest payments, ranging from 2.7% to 4.0% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 4.5% to 5.8%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between June 15 and June 30, 2008; and a range of expected terms to liquidity.
     At June 30, 2008, our weighting of the valuation methods indicates an implied term to liquidity of approximately 3.5 years. The implied term to liquidity of approximately 3.5 years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to the range of zero to five years. Several sources were consulted but no individual source of information was relied upon to arrive at our estimate of the range of possible timing to convert the auction rate securities to cash or the implied term to liquidity of approximately 3.5 years. The primary reason for the fair value being less than cost related to a lack of liquidity of the securities, rather than the financial condition and near term prospects of the issuer.
     At September 30, 2008, we concluded that no weight should be given to the value indicated by the secondary markets for student loan backed auction rate securities similar to those we hold because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure and transactions may not be representative of the actions of typically-motivated buyers and sellers and we do not currently intend to sell in the secondary markets. However, we did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to our auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that we hold and, accordingly, attributed no weight to the values of these mortgage-backed securities indicated by the secondary markets.
      At September 30, 2008, we concluded that no weight should be given to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value based on low issuer call activity, so we attributed a weight of 100.0% to estimates of present value of the auction rate securities based upon expected cash flows. The attribution of weights to the valuation factors required the exercise of valuation judgment. The selection of a weight of 100.0% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation, in absence of the Auction Rate Securities Rights Prospectus discussed below, that no certainty exists regarding how the auction rate securities will be eventually converted to cash and this methodology represents the possible outcome. To derive estimates of the present value of the auction rate securities based upon expected cash flows, we used the securities’ expected annual interest payments, ranging from 2.1% to 5.4% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 3.9% to 5.4%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between September 29 and September 30, 2008; certain mortgage-backed securities and indices; and a range of expected terms to liquidity.
     Our weighting of the valuation methods as of September 30, 2008 indicates an implied term to liquidity of approximately five years in absence of the Auction Rate Securities Rights Prospectus discussed below. The implied term to liquidity of approximately five years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to five years. UBS issued a comprehensive settlement, which was confirmed by an Auction Rate Securities Rights Prospectus issued by UBS on October 7, 2008, in which there is a possibility of redemption by UBS at par value for the auction rate securities held by us between June 30, 2010 and July 2, 2012. Under the comprehensive settlement, UBS has committed to purchase a total of $8.3 billion of auction rate securities at par value from most private clients during the two-year period beginning January 1, 2009. Private clients and charities holding less than $1.0 million in household assets at UBS were able to avail themselves of this relief beginning October 31, 2008. From mid-September 2008, UBS began to provide loans at no cost to its clients for the par value of their auction rate security holdings. In addition, UBS has also committed to provide liquidity solutions to institutional investors and has agreed to purchase all or any of a remaining $10.3 billion in auction rate securities at par value from its institutional clients beginning June 10, 2010. These auction rate security rights are not transferable, tradable or marginable. We have not considered the liquidity potentially generated by UBS’s comprehensive settlement or the UBS loan in our valuation of the 19 auction rate certificates held by us because the settlement rights were not enforceable at September 30, 2008. The repurchase arrangement and lending arrangement may represent separate contracts, securities or other assets that have not been considered in the valuation of the auction rate securities.
     Our auction rate securities include AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program. These auction rate securities continue to be AAA rated auction rate securities subsequent to the failed auctions that began in February 2008.
     In addition to the valuation procedures described above, we considered (i) our current inability to hold these securities for a period of time sufficient to allow for an unanticipated recovery in fair value based on our current liquidity, history of operating losses, and management’s estimates of required cash for continued product development and sales and marketing expenses, and (ii) failed auctions and the anticipation of continued failed auctions for all of our auction rate securities.
Based on the factors described above, we recorded the entire amount of impairment loss identified for the year ended June 30, 2008 of $1.3 million as other-than-temporary and recorded the decrease in fair value of $0.3 million as an unrealized loss for the three months ended September 30, 2008. We did not identify or record any additional realized or unrealized losses for the year ended June 30, 2008 or the three months ended September 30, 2008. We will continue to monitor and evaluate the value of our investments each reporting period for further possible impairment or unrealized loss. Although we currently do not intend to do so, we may consider selling our auction rate securities in the secondary markets in the future, which may require a sale at a substantial discount to the stated principal value of these securities.
For additional discussion of liquidity issues relating to our auction rate securities, see “Quantitative and Qualitative Disclosures About Market Risk.”
     Operating Activities. Net cash used in operating activities was $5.0 million, $12.3 million and $31.9 million in fiscal 2006, 2007 and 2008, respectively, and $8.0 million and $12.0 million for the three months ended September 30, 2007 and 2008, respectively. For fiscal 2006, 2007, and 2008, we had a net loss of $4.9 million, $15.6 million, and $39.2 million, respectively, and for the three months ended September 30, 2007 and 2008, we had a net loss of $7.4 million and $13.7 million, respectively. Changes in working capital accounts also contributed to the net cash used in fiscal 2006, 2007, and 2008 and the three months ended September 30, 2007 and 2008.
     Investing Activities. Net cash used in investing activities was $228,000, $11.9 million and $12.4 million in fiscal 2006, 2007 and 2008, respectively, and $7.0 million and $382,000 for the three months ended September 30, 2007 and 2008, respectively. For the years ended June 30, 2007 and 2008 and three months ended September 30, 2007, we purchased investments in the amount of $23.2 million, $31.3 million and $12.7 million, respectively. For the year ended June 30, 2008, we purchased and sold investments in the amount of $11.8 million, $20.0 million and $5.9 million, respectively. The balance of cash used in investing activities primarily related to the purchase of property and equipment. Purchases of property and equipment used cash of $235,000, $465,000 and $721,000 in fiscal 2006, 2007 and 2008, respectively, and $207,000 and $201,000 in the three months ended September 30, 2007 and 2008, respectively.
     Financing Activities. Net cash provided by financing activities was $5.0 million, $30.5 million and $44.0 million in fiscal 2006, 2007 and 2008, respectively, and $10.4 million and $19.6 million in the three months ended September 30, 2007 and 2008, respectively. Cash provided by financing activities during these periods included:
•	net proceeds from the sale of common stock of $2.3 million in fiscal 2006;

•	proceeds from the issuance of convertible promissory notes of $3.1 million in fiscal 2006;

•	net proceeds from the issuance of convertible preferred stock of $30.3 million in each of fiscal 2007 and 2008 and $10.3 million in the three months ended September 30, 2007;

•	issuance of convertible preferred stock warrants of $1.8 million in fiscal 2007;

•	proceeds from a long-term debt of $16.4 million and $19.6 million during the year ended June 30, 2008 and three months ended September 30, 2008, respectively; and

•	exercise of stock options and warrants of $1.9 million during the year ended June 30, 2008.
     Cash used in financing activities in these periods included:

•	repayment of a note payable to a stockholder of $350,000 in fiscal 2006;

•	payment of redeemable convertible preferred stock offering costs of $1.8 million in the year ended June 30, 2007; and

•	payment on a loan payable of $4.5 million during the year ended June 30, 2008.
     Our future capital requirements will depend on many factors, including our sales growth, market acceptance of our existing and future products, the amount and timing of our research and development expenditures, the timing of our introduction of new products, the expansion of our sales and marketing efforts and working capital needs. We expect our long-term liquidity needs to consist primarily of working capital and capital expenditure requirements. Based on current operating levels, combined with limited capital resources, financing our operations will require that we either complete the merger with Replidyne raise additional equity or debt capital prior to or during the quarter ending September 30, 2009. If the merger is not consummated or we are unable to raise additional debt or equity financing on terms acceptable to us, there will continue to be substantial doubt about our ability to continue as a going concern. If we are unable to obtain additional financing or successfully market our products on a timely basis, we would need to slow our product development, sales, and marketing efforts and may be unable to continue our operations.
     Contractual Cash Obligations. Our contractual obligations and commercial commitments as of June 30, 2008 are summarized below:

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Operating leases(1)	$2,088	$464	$946	$678	$0
Purchase commitments(2)	5,328	5,328	—	—	—

Total	$7,416	$5,792	$946	$678	$0

(1)	The amounts reflected in the table above for operating leases represent future minimum payments under a non-cancellable operating lease for our office and production facility along with equipment.

(2)	This amount reflects open purchase orders.
     On September 12, 2008, we entered into a loan and security agreement with Silicon Valley Bank with maximum available borrowings of $13.5 million. The agreement includes a $3.0 million term loan, a $5.0 million accounts receivable line of credit, and two term loans for an aggregate of $5.5 million that are guaranteed by certain of our affiliates. As of September 30, 2008, the balance outstanding under the Silicon Valley Bank debt totaled $8.5 million. Repayment terms of these borrowings include $6.1 million due in less than one year, and $2.4 million due in one to three years.
Related Party Transactions
     For a description of our related party transactions, see the discussion under the heading “Certain Relationships and Related Transactions, and Director Independence.”
Off-Balance Sheet Arrangements
     Since inception, we have not engaged in any off-balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop these assumptions. On February 12, 2008, the FASB issued FASB Staff Position, or FSP, FAS 157-2, Effective Date of FASB Statement No. 157, or FSP FAS 157-2. FSP FAS 157-2 defers the implementation of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities. The portion of SFAS No. 157 that has been deferred by FSP FAS 157-2 will be effective for us beginning in the first quarter of fiscal year 2010. SFAS No. 157 was adopted for financial assets and liabilities on July 1, 2008, and did not have a material impact on our financial position or consolidated results of operations during the three months ended September 30, 2008.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 was adopted on July 1, 2008, and did not have a material impact on our financial position or consolidated results of operations during the three months ended September 30, 2008.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. The revised standards continue the movement toward the greater use of fair values in financial reporting. SFAS No. 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods, including the accounting for contingent consideration. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 141(R) and SFAS No. 160 are effective for fiscal years beginning on or after December 15, 2008, with SFAS No. 141(R) to be applied prospectively while SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. Early adoption is prohibited for both standards. We are currently evaluating the impact of these statements but expect that the adoption of SFAS No. 141(R) will have a material impact on how we will identify, negotiate and value any future acquisitions and a material impact on how an acquisition will affect our consolidated financial statements, and that SFAS No. 160 will not have a material impact on our financial position or consolidated results of operations.
Inflation
     We do not believe that inflation has had a material impact on our business and operating results during the periods presented.
Quantitative and Qualitative Disclosures About Market Risk
     The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk or availability. To achieve these objectives, our investment policy, as amended in April 2008, allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including money market funds and U.S. government securities. Our cash and cash equivalents as of September 30, 2008 include liquid money market accounts. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk.
     Our investments include AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program, or FFELP. The federal government insures loans in the FFELP so that lenders are reimbursed at least 97% of the loan’s outstanding principal and accrued interest if a borrower defaults. Approximately 99.2% of the par value of our auction rate securities is supported by student loan assets that are guaranteed by the federal government under the FFELP.
     Our auction rate securities are debt instruments with a long-term maturity and with an interest rate that is reset in short intervals, primarily every 28 days, through auctions. The recent conditions in the global credit markets have prevented us from liquidating our holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. When auctions for these securities fail, the investments may not be readily convertible to cash until a future auction of these investments is successful or they are redeemed by the issuer or they mature.
     In February 2008, we were informed that there was insufficient demand for auction rate securities, resulting in failed auctions for $23.0 million of our auction rate securities held at June 30, 2008 and September 30, 2008. Currently, these affected securities are not liquid and will not become liquid until a future auction for these investments is successful, they are redeemed by the issuer, they mature, or they are repurchased by UBS. As a result, at June 30, 2008 and September 30, 2008, we have classified the fair value of the auction rate securities as a long-term asset. Starting in February 2008, interest rates on all auction rate securities were reset to temporary predetermined “penalty” or “maximum” rates. These maximum rates are limited to a maximum amount payable over a 12 month period generally equal to a rate based on the trailing 12-month average of 90-day treasury bills, plus 120 basis points. These maximum allowable rates range from 2.7% to 4.0% of par value per year. We have collected all interest due on our auction rate securities and have no reason to believe that we will not collect all interest due in the future. We do not expect to receive the principal associated with our auction rate securities until the earlier of a successful auction, their redemption by the issuer or their maturity. On March 28, 2008, we obtained a margin loan from UBS Financial Services, Inc., the entity through which we originally purchased our auction rate securities, for up to $12.0 million, which was secured by the $23.0 million par value of our auction rate securities. The outstanding balance on this loan at June 30, 2008 was $11.9 million. On August 21, 2008, we replaced this loan with a margin loan from UBS Bank USA, which increased maximum borrowings available to $23.0 million. This maximum borrowing amount is not set forth in the written agreement for the loan and may be adjusted from time to time by UBS Bank in its sole discretion The margin loan has a floating interest rate equal to 30-day LIBOR, plus 1.0%. The loan is due on demand and UBS Bank will require us to repay it in full from the proceeds received from a public equity offering where net proceeds exceed $50.0 million. In addition, if at any time any of our auction rate securities may be sold, exchanged, redeemed, transferred or otherwise conveyed for no less than their par value, then we must immediately effect such a transfer and the proceeds must be used to pay down outstanding borrowings under this loan. The margin requirements are determined by UBS Bank but are not included in the written loan agreement and are therefore subject to change. From August 21, 2008, the date this loan was initially funded, through the date of this Form 10, the margin requirements included maximum borrowings, including interest, of $23.0 million. If these margin requirements are not maintained, UBS Bank may require us to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. We have maintained the margin requirements under the loans from both UBS entities. The outstanding balance on this loan at September 30, 2008 was $22.9 million.
     We have recorded an other-than-temporary impairment loss of $1.3 million relating to our auction rate securities in our statement of operations for the year ended June 30, 2008 and recorded an unrealized loss of $0.3 million relating to our auction rate securities in other comprehensive income (loss) for the three months ended September 30, 2008. We determined the fair value of our auction rate securities and quantified the other-than-temporary impairment loss with the assistance of ValueKnowledge LLC, an independent third party valuation firm, which utilized various valuation methods and considered, among other factors, estimates of present value of the auction rate securities based upon expected cash flows, the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value, the likelihood of a return of liquidity to the market for these securities and the potential to sell the securities in secondary markets.
      At June 30, 2008, we concluded that no weight should be given to the value indicated by the secondary markets for student loan-backed auction rate securities similar to those we hold because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure, transactions may not be representative of the actions of typically-motivated buyers and sellers and we do not currently intend to sell in the secondary markets. However, we did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to our auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that we hold and, accordingly, attributed no weight to the values of these mortgage-backed securities indicated by the secondary markets.
      At June 30, 2008, we attributed a weight of 66.7% to estimates of present value of the auction rate securities based upon expected cash flows and a weight of 33.3% to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or willingness of third parties to provide financing in the market against the par value of those securities. The attribution of these weights required the exercise of valuation judgment. A measure of liquidity is available from borrowing, which led to the 33.3% weight attributed to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or the willingness of third parties to provide financing in the market against the par value of those securities. However, borrowing does not eliminate exposure to the risk of holding the securities, so the weight of 66.7% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation that the securities are likely to be held for an uncertain period. We focused on these methodologies because no certainty exists regarding how the auction rate securities will be eventually converted to cash and these methodologies represent the most likely possible outcomes. To derive estimates of the present value of the auction rate securities based upon expected cash flows, we used the securities’ expected annual interest payments, ranging from 2.7% to 4.0% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 4.5% to 5.8%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between June 15 and June 30, 2008; and a range of expected terms to liquidity.
      At June 30, 2008, our weighting of the valuation methods indicates an implied term to liquidity of approximately 3.5 years. The implied term to liquidity of approximately 3.5 years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to the range of zero to five years. Several sources were consulted but no individual source of information was relied upon to arrive at our estimate of the range of possible timing to convert the auction rate securities to cash or the implied term to liquidity of approximately 3.5 years. The primary reason for the fair value being less than cost related to a lack of liquidity of the securities, rather than the financial condition and near term prospects of the issuer.
      At September 30, 2008, we concluded that no weight should be given to the value indicated by the secondary markets for student loan backed auction rate securities similar to those we hold because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure and transactions may not be representative of the actions of typically-motivated buyers and sellers and we do not currently intend to sell in the secondary markets. However, we did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to our auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that we hold and, accordingly, attributed no weight to the values of these mortgage-backed securities indicated by the secondary markets.
      At September 30, 2008, we concluded that no weight should be given to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value based on low issuer call activity, so we attributed a weight of 100.0% to estimates of present value of the auction rate securities based upon expected cash flows. The attribution of weights to the valuation factors required the exercise of valuation judgment. The selection of a weight of 100.0% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation, in absence of the Auction Rate Securities Rights Prospectus discussed below, that no certainty exists regarding how the auction rate securities will be eventually converted to cash and this methodology represents the possible outcome. To derive estimates of the present value of the auction rate securities based upon expected cash flows, we used the securities’ expected annual interest payments, ranging from 2.1% to 5.4% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 3.9% to 5.4%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between September 29 and September 30, 2008; certain mortgage-backed securities and indices; and a range of expected terms to liquidity.
      Our weighting of the valuation methods as of September 30, 2008 indicates an implied term to liquidity of approximately five years in absence of the Auction Rate Securities Rights Prospectus discussed below. The implied term to liquidity of approximately five years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to five years. UBS issued a comprehensive settlement, which was confirmed by an Auction Rate Securities Rights Prospectus issued by UBS on October 7, 2008, in which there is a possibility of redemption by UBS at par value for the auction rate securities held by us between June 30, 2010 and July 2, 2012. Under the comprehensive settlement, UBS has committed to purchase a total of $8.3 billion of auction rate securities at par value from most private clients during the two-year period beginning January 1, 2009. Private clients and charities holding less than $1.0 million in household assets at UBS were able to avail themselves of this relief beginning October 31, 2008. From mid-September 2008, UBS began to provide loans at no cost to its clients for the par value of their auction rate security holdings. In addition, UBS has also committed to provide liquidity solutions to institutional investors and has agreed to purchase all or any of a remaining $10.3 billion in auction rate securities at par value from its institutional clients beginning June 10, 2010. These auction rate security rights are not transferable, tradable or marginable. We have not considered the liquidity potentially generated by UBS’s comprehensive settlement or the UBS loan in our valuation of the 19 auction rate certificates held by us because the settlement rights were not enforceable at September 30, 2008. The repurchase arrangement and lending arrangement may represent separate contracts, securities or other assets that have not been considered in the valuation of the auction rate securities.
     Our auction rate securities include AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program. These auction rate securities continue to be AAA rated auction rate securities subsequent to the failed auctions that began in February 2008.
      In addition to the valuation procedures described above, we considered (i) our current inability to hold these securities for a period of time sufficient to allow for an unanticipated recovery in fair value based on our current liquidity, history of operating losses, and management’s estimates of required cash for continued product development and sales and marketing expenses, and (ii) failed auctions and the anticipation of continued failed auctions for all of our auction rate securities.
      Based on the factors described above, we recorded the entire amount of impairment loss identified for the year ended June 30, 2008 of $1.3 million as other-than-temporary and recorded the decrease in fair value of $0.3 million as an unrealized loss for the three months ended September 30, 2008. We did not identify or record any additional realized or unrealized gains or losses for the year ended June 30, 2008 or the three months ended September 30, 2008. We will continue to monitor and evaluate the value of our investments each reporting period for further possible impairment or unrealized loss. Although we currently do not intend to do so, we may consider selling our auction rate securities in the secondary markets in the future, which may require a sale at a substantial discount to the stated principal value of these securities.
     In the event that we need to access the funds of our auction rate securities that have experienced insufficient demand at auctions, we will not be able to do so without the possible loss of principal, until a future auction for these investments is successful, they are redeemed by the issuer, they mature, or they are repurchased by UBS. If we are unable to sell these securities in the market or they are not redeemed, then we may be required to hold them to maturity.

ITEM 3. PROPERTIES
Our principal executive offices are located in a 47,000 square foot facility located in St. Paul, Minnesota. We have leased this facility through November 2012 with an option to renew through November 2017. This facility accommodates our research and development, sales, marketing, manufacturing, finance and administrative activities. We believe that our current premises are substantially adequate for our current and anticipated future needs through the next 12 months and that sufficient facilities are available for any limited expansion we would need to make in that time.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth information regarding the beneficial ownership of our common stock and preferred stock as of October 31, 2008 for:
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock or preferred stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.
     The percentage ownership information shown in the table is based upon 7,724,137 shares of common stock and 9,088,136 shares of preferred stock outstanding as of October 31, 2008.
     Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock or preferred stock. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock and preferred stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before December 30, 2008, which is 60 days after October 31, 2008. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
     Unless otherwise noted below, the address for each person or entity listed in the table is c/o Cardiovascular Systems, Inc., 651 Campus Drive, Saint Paul, Minnesota 55112-3495.

	Common Stock		Preferred Stock
	Number of	Percentage of	Number of	Percentage of
	Shares	Shares	Shares	Shares
	Beneficially	Beneficially	Beneficially	Beneficially
Beneficial Owner	Owned	Owned(1)	Owned	Owned(2)
Named Executive Officers and Directors
David L. Martin(3)	532,667	6.5%	—	*
Laurence L. Betterley(4)	75,000	1.0%	—	*
James E. Flaherty(5)	144,333	1.8%	—	*
Michael J. Kallok, Ph.D.(6)	688,715	8.2%	—	*
John Borrell(7)	151,469	1.9%	11,764	*
Paul Tyska(8)	114,982	1.5%	—	*
Robert J. Thatcher(9)	147,378	1.9%	12,000	*
John H. Friedman(10)	70,000	*	—	*
Geoffrey O. Hartzler, M.D.(11)	380,472	4.8%	—	*
Roger J. Howe, Ph.D.(12)	327,275	4.1%	—	*
Brent G. Blackey(13)	41,135	*	10,900	*
Glen D. Nelson, M.D.(14)	618,112	7.5%	245,968	2.7%
Gary M. Petrucci(15)	910,957	11.0%	41,245	*
Christy Wyskiel(16)	70,000	*	—	*
All Directors and Executive Officers as a Group (16 individuals)	4,375,215	39.4%	325,670	3.6%
5% Shareholders
Easton Capital Investment Group(17)	1,644,059	17.5%	1,400,000	15.1%
ITX International Equity Corp.(18)	778,186	9.2%	771,404	8.4%
Maverick Capital, Ltd.(19)	2,640,882	25.5%	2,343,501	25.1%
Mitsui & Co. Venture Partners II, L.P.(20)	896,449	10.4%	888,666	9.7%
Whitebox Hedged High Yield Partners, LP (21)	948,748	10.9%	939,517	10.3%

*	Less than 1% of the outstanding shares.

(1)	Based on 7,724,137 shares of common stock outstanding as of October 31, 2008. Unless otherwise indicated, each person or entity listed has sole investment and voting power with respect to the shares listed.

(2)	Based on an aggregate of 9,088,136 shares of preferred stock outstanding as of October 31, 2008, consisting of 4,737,561 shares of Series A convertible preferred stock, 2,188,425 shares of Series A-1 convertible preferred stock and 2,162,150 shares of Series B convertible preferred stock. Unless otherwise indicated, each person or entity listed has sole investment and voting power with respect to the shares listed.

(3)	Consists of 76,000 shares of our common stock and options to acquire a total of 456,667 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Mr. Martin.

(4)	Consists of 75,000 shares of restricted stock that are subject to a risk of forfeiture.

(5)	Consists of 45,500 shares of our common stock and options to acquire a total of 98,833 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Mr. Flaherty.

(6)	Consists of 5,500 shares of our common stock and options to acquire a total of 683,215 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Dr. Kallok.

(7)	Consists of 23,000 shares of our common stock, 11,764 shares of our Series A-1 convertible preferred stock currently convertible into 12,135 shares of our common stock, and options to acquire a total of 116,334 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Mr. Borrell.

(8)	Consists of 9,982 shares of our common stock held by Mr. Tyska and options to acquire a total of 105,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Mr. Tyska.

(9)	Consists of 12,000 shares of our Series A-1 convertible preferred stock currently convertible into 12,378 shares of our common stock held by Mr. Thatcher and options to acquire a total of 135,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Mr. Thatcher.

(10)	Consists of options to acquire a total of 70,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Mr. Friedman. These options are held for the benefit of entities affiliated with Easton Capital Investment Group.

(11)	Consists of 180,663 shares of our common stock and options to acquire a total of 199,809 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Dr. Hartzler.

(12)	Consists of 41,500 shares of our common stock and warrants to acquire a total of 13,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Sonora Web LLLP, of which Dr. Howe is the general partner, and options to acquire a total of 272,775 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Dr. Howe.

(13)	Consists of 5,900 shares of our Series A-1 convertible preferred stock currently convertible into 6,086 shares of our common stock, 5,000 shares of our Series B convertible preferred stock currently convertible into 5,049 shares of our common stock, and options to acquire a total of 30,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Mr. Blackey.

(14)	Consists of (i) 149,167 shares of our common stock, 131,349 shares of our Series A convertible preferred stock currently convertible into 132,042 shares of our common stock, 41,913 shares of our Series A-1 convertible preferred stock currently convertible into 43,235 shares of our common stock, 54,054 shares of our Series B convertible preferred stock currently convertible into 54,585 shares of our common stock, warrants to acquire a total of 85,333 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008, and currently exercisable warrants to acquire a total of 18,652 shares of our Series A convertible preferred stock currently convertible into 18,750 shares of our common stock held by GDN Holdings, LLC; and (ii) options to acquire a total of 135,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Dr. Nelson.

(15)	Consists of (i) 50,000 shares held by Applecrest Partners LTD Partnership, of which Mr. Petrucci is the General Partner, and (ii) 355,699 shares of our common stock, 36,124 shares of our Series A convertible preferred stock currently convertible into 36,314 shares of our common stock, options to acquire a total of 476,161 shares and warrants to acquire a total of 23,750 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008, and currently exercisable warrants to acquire a total of 5,130 shares of our Series A convertible preferred stock currently convertible into 5,157 shares of our common stock held by Mr. Petrucci.

(16)	Consists of options to acquire a total of 70,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Ms. Wyskiel. These options are held for the benefit of Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd.

(17)	Consists of (i) 612,960 shares of our Series A convertible preferred stock currently convertible into 616,197 shares of our common stock, currently exercisable warrants to acquire a total of 166,667 shares of our common stock and currently exercisable warrants to purchase 87,040 shares of our Series A convertible preferred stock currently convertible into 87,499 shares of our common stock, held by Easton Hunt Capital Partners, L.P., (ii) 612,960 shares of Series A convertible preferred stock currently convertible into 616,197 shares of our common stock, and currently exercisable warrants to purchase 87,040 shares of our Series A convertible preferred stock currently convertible into 87,499 shares of our common stock, held by Easton Capital Partners, LP, and (iii) options to acquire a total of 70,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Mr. Friedman, one of our directors. Investment decisions of Easton Hunt Capital Partners, L.P. are made by EHC GP, LP through its general partner, EHC, Inc. Mr. Friedman is the President and Chief Executive Officer of EHC, Inc. Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. Mr. Friedman is the President and Chief Executive Officer of EHC, Inc. and ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP. Mr. Friedman disclaims beneficial ownership of the shares held by entities affiliated with Easton Capital Investment Group, except to the extent of his pecuniary interest therein. The address for the entities affiliated with Easton Capital Investment Group is 767 Third Avenue, 7th Floor, New York, New York 10017.

(18)	Consists of 350,263 shares of our Series A convertible preferred stock currently convertible into 352,112 shares of our common stock, 47,079 shares of our Series A-1 convertible preferred stock currently convertible into 48,564 shares of our common stock, 324,325 shares of our Series B convertible preferred stock currently convertible into 327,511 shares of our common stock and currently exercisable warrants to purchase 49,737 shares of our Series A convertible preferred stock currently convertible into 49,999 shares of our common stock, held by ITX International Equity Corp. Mr. Takehito Jimbo is the President, Chief Executive Officer and a member of the board of directors of ITX International Equity Corp. and may be deemed to have sole voting and dispositive power with respect to the shares held by ITX International Equity Corp. The address of ITX International Equity Corp. is c/o ITX International Holdings, Inc., 700 E. El Camino Real, Suite 200, Mountain View, California 94040.

(19)	Consists of (i) 770,212 shares of Series A convertible preferred stock currently convertible into 774,280 shares of our common stock, 103,524 shares of Series A-1 convertible preferred stock currently convertible into 106,790 shares of our common stock, 47,545 shares of Series B convertible preferred stock currently convertible into 48,012 shares of our common stock, currently exercisable warrants to acquire a total of 91,623 shares of our common stock, and currently exercisable warrants to purchase 109,370 shares of our Series A convertible preferred stock currently convertible into 109,947 shares of our common stock, held by Maverick Fund, L.D.C., (ii) 310,952 shares of Series A convertible preferred stock currently convertible into 312,594 shares of our common stock, 41,795 shares of Series A-1 convertible preferred stock currently convertible into 43,113 shares of our common stock, 19,195 shares of Series B convertible preferred stock currently convertible into 19,383 shares of our common stock, currently exercisable warrants to acquire a total of 36,990 shares of our common stock, and currently exercisable warrants to purchase 44,155 shares of our Series A convertible preferred stock currently convertible into 44,388 shares of our common stock, held by Maverick Fund USA, Ltd., (iii) 670,149 shares of Series A convertible preferred stock currently convertible into 673,688 shares of our common stock, 90,075 shares of Series A-1 convertible preferred stock currently convertible into 92,917 shares of our common stock, 41,368 shares of Series B convertible preferred stock currently convertible into 41,774 shares of our common stock, currently exercisable warrants to acquire a total of 79,720 shares of our common stock, and currently exercisable warrants to purchase 95,161 shares of our Series A convertible preferred stock currently convertible into 95,663 shares of our common stock, held by Maverick Fund II, Ltd., and (iv) options to acquire a total of 70,000 shares of our common stock currently exercisable or exercisable within 60 days after October 31, 2008 held by Ms. Wyskiel, one of our directors. These options are held for the benefit of Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd. Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the shares held by Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd. through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Lee S. Ainslie III is the manager of Maverick Capital Management, LLC who possesses sole investment discretion pursuant to Maverick Capital Management, LLC’s regulations. The address for the entities affiliated with Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

(20)	Consists of 675,148 shares of our Series A convertible preferred stock currently convertible into 678,713 shares of our common stock, 117,647 shares of our Series A-1 convertible preferred stock currently convertible into 121,359 shares of our common stock, and currently exercisable warrants to purchase 95,871 shares of our Series A convertible preferred stock currently convertible into 96,377 shares of our common stock held by Mitsui & Co. Venture Partners II, L.P. Koichi Ando, President and Chief Executive Officer of Mitsui & Co. Venture Partners, Inc., the general partner of Mitsui & Co. Venture Partners II L.P., may be deemed to have voting and investment power over the shares held by Mitsui & Co. Venture Partners II L.P. The address of Mitsui & Co. Venture Partners II, L.P. is 200 Park Avenue, New York, New York 10166.

(21)	Consists of 939,517 shares of our Series B convertible preferred stock currently convertible into 948,748 shares of our common stock held by Whitebox Hedged High Yield Partners, LP. Andrew J. Redleaf is the managing member of the general partner and has voting and investment power over the shares held by Whitebox Hedged High Yield Partners, LP. The address of Whitebox Hedged High Yield Partners, LP is 3033 Excelsior Blvd., Suite 300, Minneapolis, Minnesota 55416.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS
Executive Officers and Directors
     The name, age and position of each of our directors and executive officers as of October 31, 2008 are as follows:

Name	Age	Position
Glen D. Nelson, M.D.(3)	71	Chairman
David L. Martin	44	President, Chief Executive Officer and Director
Laurence L. Betterley	54	Chief Financial Officer
James E. Flaherty	55	Chief Administrative Officer and Secretary
Michael J. Kallok, Ph.D.	60	Chief Scientific Officer, Director
John Borrell	41	Vice President of Sales
Brian Doughty	45	Vice President of Marketing
Robert J. Thatcher	54	Executive Vice President
Paul Tyska	50	Vice President of Business Development
Paul Koehn	45	Vice President of Manufacturing
Brent G. Blackey(1)	49	Director
John H. Friedman(2)	55	Director
Geoffrey O. Hartzler, M.D.(1)(3)	61	Director
Roger J. Howe, Ph.D.(2)	65	Director
Gary M. Petrucci(2)	67	Director
Christy Wyskiel(1)	36	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Governance Committee.
     David L. Martin, President, Chief Executive Officer and Director. Mr. Martin has been our President and Chief Executive Officer since February 2007, and a director since August 2006. Mr. Martin also served as our Interim Chief Financial Officer from January 2008 to April 2008. Prior to joining us, Mr. Martin was Chief Operating Officer of FoxHollow Technologies, Inc. from January 2004 to February 2006, Executive Vice President of Sales and Marketing of FoxHollow Technologies, Inc. from January 2003 to January 2004, Vice President of Global Sales and International Operations at CardioVention Inc. from October 2001 to May 2002, Vice President of Global Sales for RITA Medical Systems, Inc. from March 2000 to October 2001 and Director of U.S. Sales, Cardiac Surgery for Guidant Corporation from September 1999 to March 2000. Mr. Martin has also held sales and sales management positions for The Procter & Gamble Company and Boston Scientific Corporation. Mr. Martin currently serves as a director of AccessClosure, Inc. and Apieron Inc., two privately-held medical device companies.
     Laurence L. Betterley, Chief Financial Officer. Mr. Betterley joined us in April 2008 as our Chief Financial Officer. Previously, Mr. Betterley was Chief Financial Officer at Cima NanoTech, Inc. from May 2007 to April 2008, Senior Vice President and Chief Financial Officer of PLATO Learning, Inc. from June 2004 to January 2007, Senior Vice President and Chief Financial Officer of Diametrics Medical, Inc. from 1996 to 2003, and Chief Financial Officer of Cray Research Inc. from 1994 to 1996.
     James E. Flaherty, Chief Administrative Officer and Secretary. Mr. Flaherty has been our Chief Administrative Officer since January 14, 2008. Mr. Flaherty was our Chief Financial Officer from March 2003 to January 14, 2008. As Chief Administrative Officer, Mr. Flaherty reports directly to our Chief Executive Officer and has responsibility for information technology, facilities, legal matters, financial analysis of business development opportunities and business operations. Mr. Flaherty assisted with our initial public offering process, including financial matters, and assisted with the transition of our new Chief Financial Officer. As our Chief Financial Officer, Mr. Flaherty had primary responsibility for the preparation of historical financial statements, but he no longer has any such responsibility. Prior to joining us, Mr. Flaherty served as an independent financial consultant from 2001 to 2003 and Chief Financial Officer of Zomax Incorporated from 1997 to 2001. Mr. Flaherty served as Chief Financial Officer of Racotek, Inc. from 1990 to 1996, of Time Management Corporation from 1986 to 1990, and of Nugget Oil Corp. from 1980 to 1985. Mr. Flaherty was an accountant at Coopers & Lybrand from 1975 to 1980. On June 9, 2005, the Securities and Exchange Commission filed a civil injunctive action charging Zomax Incorporated with violations of federal securities law by filing a materially misstated Form 10-Q for the period ended June 30, 2000. The SEC further charged that in a conference call with analysts, certain of Zomax’s executive officers, including Mr. Flaherty, misrepresented or omitted to state material facts regarding Zomax’s prospects of meeting quarterly revenue and earnings targets, in violation of federal securities law. Without admitting or denying the SEC’s charges, Mr. Flaherty consented to the entry of a court order enjoining him from any violation of certain provisions of federal securities law. In addition, Mr. Flaherty agreed to disgorge $16,770 plus prejudgment interest and pay a $75,000 civil penalty.
     Michael J. Kallok, Ph.D., Chief Scientific Officer and Director. Dr. Kallok has been our Chief Scientific Officer since February 2007 and a director since December 2002. Dr. Kallok was our Chief Executive Officer from December 2002 to February 2007. Dr. Kallok previously held positions at Medtronic Inc., Angeion Corporation, Myocor, Inc. and Boston Scientific Corporation. Dr. Kallok is also founder and president of his own consulting business, Medical Device Consulting, Inc.
     John Borrell, Vice President of Sales. Mr. Borrell joined us in July 2006 as Vice President of Sales and Marketing. When Mr. Doughty was named Vice President of Marketing in August 2007, Mr. Borrell became our Vice President of Sales. Previously, he was employed as Director of Sales of FoxHollow Technologies, Inc. from October 2003 to April 2006. Mr. Borrell has more than 15 years of sales and sales management experience and has held various positions with Novoste Corporation (now NOVT Corporation), Medtronic Vascular, Inc., Heartport, Inc. and Johnson & Johnson.
     Brian Doughty, Vice President of Marketing. Mr. Doughty joined us in December 2006 as Director of Marketing and was named Vice President of Marketing in August 2007. Prior to joining us, Mr. Doughty was Director of Marketing at EKOS Corporation from February 2005 to December 2006, National Sales Initiatives Manager of FoxHollow Technologies, Inc. from September 2004 to February 2005, National Sales Operations Director at Medtronic from August 2000 to September 2004, and Sales Team Leader for Johnson and Johnson from December 1998 to August 2000. Mr. Doughty has also held sales and sales management positions for Ameritech Information Systems.
     Robert J. Thatcher, Executive Vice President. Mr. Thatcher joined us as Senior Vice President of Sales and Marketing in October 2005 and became our Vice President of Operations in September 2006. Mr. Thatcher became our Executive Vice President in August 2007. Previously, Mr. Thatcher was Senior Vice President of TriVirix Inc. from October 2003 to October 2005. Mr. Thatcher has more than 29 years of medical device experience in both large and start-up companies. Mr. Thatcher has held various sales management, marketing management and general management positions at Medtronic, Inc., Schneider USA, Inc. (a former division of Pfizer Inc.), Boston Scientific Corporation and several startup companies.
     Paul Tyska, Vice President of Business Development. Mr. Tyska joined us in August 2006 as Vice President of Business Development. Previously, Mr. Tyska was employed at FoxHollow Technologies, Inc. since July 2003 where he most recently served as National Sales Director from February 2006 to August 2006. Mr. Tyska has held various positions with Guidant Corporation, CardioThoracic Systems, Inc., W. L. Gore & Associates and ATI Medical Inc.
     Paul Koehn, Vice President of Manufacturing. Mr. Koehn joined us in March 2007 as Director of Manufacturing and was promoted to Vice President of Manufacturing in October 2007. Previously, Mr. Koehn was Vice President of Operations for Sewall Gear Manufacturing from 2000 to March 2007 and before joining Sewall Gear, Mr. Koehn held various quality and manufacturing management roles with Dana Corporation.
     Glen D. Nelson, M.D. Dr. Nelson has been a member of our board of directors since 2003 and our Chairman since August 2007. Dr. Nelson was a member of the board of directors of Medtronic, Inc. from 1980 until 2002. Dr. Nelson joined Medtronic as Executive Vice President in 1986, and he was elected Vice Chairman in 1988, a position held until his retirement in 2002. Before joining Medtronic, Dr. Nelson practiced surgery from 1969 to 1986. Dr. Nelson was Chairman of the Board and Chief Executive Officer of American MedCenters, Inc. from 1984 to 1986. Dr. Nelson also was Chairman, President and Chief Executive Officer of the Park Nicollet Medical Center, a large multi-specialty group practice in Minneapolis, from 1975 to 1986. Dr. Nelson is on the board of directors of DexCom, Inc. and The Travelers Companies, Inc., both publicly-held companies, and also serves as a director for ten private companies.
     Brent G. Blackey. Mr. Blackey has been a member of our board of directors since 2007. Since 2004, Mr. Blackey has served as the President and Chief Operating Officer for Holiday Companies. Between 2002 and 2004 Mr. Blackey was a Senior Partner at the accounting firm of Ernst & Young LLP. Prior to 2002, Mr. Blackey served most recently as a Senior Partner at the accounting firm of Arthur Anderson LLP. Mr. Blackey serves on the board of directors of Datalink Corporation, and also serves on the Board of Overseers for the University of Minnesota, Carlson School of Management.
     John H. Friedman. Mr. Friedman has been a member of our board of directors since 2006. Mr. Friedman is the Managing Partner of the Easton Capital Investment Group, a private equity firm. Prior to founding Easton Capital,

Mr. Friedman was the founder and Managing General Partner of Security Pacific Capital Investors, a $200-million private equity fund geared towards expansion financings and recapitalizations, from 1989 to 1992. Prior to joining Security Pacific, Mr. Friedman was a Managing Director and Partner at E.M. Warburg, Pincus & Co., Inc. from 1981 to 1989. Mr. Friedman has also served as a Managing Director of Atrium Capital Corp., an investment firm. Mr. Friedman currently serves on the board of directors of Trellis Bioscience, Inc., Xoft, Inc., Sanarus Inc., Genetix Pharmaceuticals, Inc., PlaySpan Inc. and Experimed Bioscience, Inc., all of which are privately-held companies. Mr. Friedman is also Co-Chairman of the Cold Spring Harbor President’s Council.
     Geoffrey O. Hartzler, M.D. Dr. Hartzler has been a member of our board of directors since 2002. Dr. Hartzler commenced practice as a cardiologist in 1974, serving from 1980 to 1995 as a Consulting Cardiologist with the Mid America Heart Institute of St. Luke’s Hospital in Kansas City, Missouri. Dr. Hartzler has co-founded three medical product companies including Ventritex Inc. Most recently he served as Chairman of the Board of IntraLuminal Therapeutics, Inc. from 1997 to 2004 and Vice Chairman from 2004 to 2006. Dr. Hartzler has also served as a consultant or director to over a dozen business entities, some of which are medical device companies.
     Roger J. Howe, Ph.D. Dr. Howe has been a member of our board of directors since 2002. Over the past 22 years, Dr. Howe has founded four successful start-up ventures in the technology, information systems and medical products business sectors. Most recently, Dr. Howe served as Chairman of the Board and Chief Financial Officer of Reliant Technologies, Inc., a medical laser company, from 2001 to 2005. From 1996 to 2001, Dr. Howe served as Chief Executive Officer of Metrix Communications, Inc., a business-to-business software development company that he founded. Dr. Howe currently serves on the boards of directors of Stemedica Cell Technologies, Inc., BioPharma Scientific, Inc., America’s Back & Neck Clinic, Inc. and Reliant Pictures Corporation, all of which are privately-held companies.
     Gary M. Petrucci. Mr. Petrucci has been a member of our board of directors since 1992. Since August 2006, Mr. Petrucci has been Senior Vice President — Investments at UBS Financial Services, Inc. Previously, Mr. Petrucci was an Investment Executive with Piper Jaffray & Co. from 1968 until Piper Jaffray’s retail brokerage unit was sold to UBS Financial Services in August 2006. Mr. Petrucci served on the board of directors of Piper Jaffray & Co. from 1981 to 1995. Mr. Petrucci achieved the Fred Sirianni Award 14 times since the award began 25 years ago honoring the top producing Investment Executive at Piper Jaffray. In January 2005, this award was renamed in his honor. Mr. Petrucci received the 2002 Outstanding Alumni award from St. Cloud State University. Mr. Petrucci is serving as a member on the boards of directors of America’s Back & Neck Clinic, Inc., National Urology Board, Stemedica Cell Technologies, Inc. and the University of Minnesota Landscape Arboretum.
     Christy Wyskiel. Ms. Wyskiel has been a member of our board of directors since 2006. Since 2004, Ms. Wyskiel has served as a Managing Director in the healthcare group of Maverick Capital, Ltd., where she has worked since 2002. Maverick Capital, Ltd. currently manages more than $11 billion in assets. Prior to joining Maverick, Ms. Wyskiel served as an Equity Analyst at T. Rowe Price Associates, Inc. where she focused on the medical device industry. Ms. Wyskiel also served as a Healthcare Associate and Analyst in the investment banking department of Cowen and Company, LLC.

ITEM 6. EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
     In the following Compensation Discussion and Analysis, we describe the material elements of the compensation awarded to, earned by or paid to our Chief Executive Officer, the two individuals who served as our Chief Financial Officer in fiscal 2008, and the other three most highly compensated executive officers as determined in accordance with SEC rules, who are collectively referred to as the “named executive officers.” This discussion focuses primarily on the fiscal 2008 information contained in the tables and related footnotes and narrative discussion but also describes compensation actions taken during other periods to the extent it enhances the understanding of our executive compensation disclosure for fiscal 2008. For example, although our fiscal year ends on June 30 of each year, our compensation programs have been established on a calendar year basis and, therefore, the discussion below includes information regarding periods before and after the fiscal year. We expect that the compensation program for executive officers of the combined company following the merger with Replidyne will be established on a fiscal year basis. Pursuant to the merger agreement with Replidyne, it is contemplated that the employment of all of Replidyne’s current executive officers will be terminated immediately prior to the completion of the merger, and our then current officers will be appointed as the officers of the combined company and will be subject to the same compensation programs as they were as officers of us prior to the merger.
Compensation Objectives and Philosophy
     The primary objectives of our compensation programs are to:
•	attract and retain talented and dedicated executives to manage and lead our company;

•	align the interests of our executives and shareholders by implementing cash incentive and equity programs designed to reward the achievement of corporate and individual objectives that promote growth in our business; and

•	motivate individuals to work as a team for the success of the company by fairly recognizing the contributions of each individual, including their experience, abilities and performance, to our collective success.
     To achieve these objectives, our compensation committee recommends executive compensation packages to our board of directors that are generally based on a mix of salary, cash incentive payments and equity awards. Our compensation committee has not adopted any formal guidelines for allocating total compensation between equity and cash compensation, but attempts to recommend equity and cash amounts that are competitive with the amounts paid by other growth stage medical device companies. We believe that performance and equity-based compensation are important components of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.
Setting Executive Compensation
     The compensation committee makes recommendations to the board of directors regarding the elements of executive compensation, including the level of each element, the mix among the elements and total compensation based upon the objectives and philosophies set forth above. The compensation committee considers a number of factors, including:
•	each executive’s position within the company and the level of responsibility;

•	the skills and experience required by an executive’s position;

•	the executive’s individual experience and qualifications;

•	the competitive environment for comparable executive talent having similar experience, skills and responsibilities;

•	company performance compared to specific objectives;

•	the executive’s current and historical compensation levels;

•	the executive’s length of service to our company;

•	compensation equity and consistency across all executive positions; and

•	the executive’s existing holdings and rights to acquire equity.

     As a means of assessing the competitive market for executive talent, we have consulted with Lyons, Benenson & Company, a third-party compensation consulting firm, on competitive compensation for companies of comparable size and stage of development. Lyons compared executive compensation data of the following companies: ATS Medical, Inc.; Conceptus, Inc.; Cytokinetics, Incorporated; Emisphere Technologies, Inc.; FoxHollow Technologies, Inc.; Geron Corporation; Hansen Medical, Inc.; Lexicon Pharmaceuticals, Inc.; Misonix, Inc.; Nastech Pharmaceutical Company Inc.; Sonus Pharmaceuticals, Inc.; Tanox, Inc.; TanS1 Inc.; Vascular Solutions, Inc.; and XTENT, Inc. The compensation committee did not consider the compensation paid by any of the individual companies in Lyons’ survey, but instead reviewed the overall results of the survey when considering its recommendations for the compensation of our executive officers. Although the compensation committee seeks to recommend executive compensation at levels it believes to be competitive, this is only one factor in the committee’s overall compensation recommendations and is not used as a stand-alone benchmarking tool. We will continue to seek information and guidance from a compensation consultant from time to time in the future.
Executive Compensation Components for Fiscal Year 2008
     The principal elements of our executive compensation program for fiscal 2008 were:
•	base salary;

•	annual cash incentive compensation;

•	equity-based compensation, primarily in the form of stock options; and

•	employment benefits and limited perquisites.
     In allocating compensation across these elements, the compensation committee does not follow any strict policy or guidelines. However, consistent with the general compensation objectives and philosophies outlined above, the compensation committee seeks to place a meaningful percentage of an executive’s compensation at risk based on creating long-term shareholder value. For example, the compensation committee sets each executive’s annual incentive compensation at a level designed to motivate the executive to achieve goals consistent with our long term business objectives, typically by establishing annual incentive opportunities ranging from 40% to 100% of the executive’s base salary. The compensation committee believes this allocation of cash compensation between base salary and annual incentive compensation strikes the appropriate balance between guaranteeing executives an income adequate to satisfy living expenses and providing an incentive for the achievement of our goals. Equity-based compensation is also compensation at risk, since the equity increases in value only if we are successful in achieving our business goals, and serves to provide an incentive over a longer term. The compensation committee’s judgment of the appropriate mix of compensation elements is also influenced by information they have reviewed as to the allocations made by other medical products companies at a similar stage of development and the experience of our compensation committee members. The fiscal 2008 compensation for our Chief Financial Officer was determined in the context of negotiating the terms under which he would join us as a new employee in April 2008, but our other named executive officers joined us prior to fiscal 2008.
     Base Salary
     Base salary is an important element of our executive compensation program as it provides executives with a fixed, regular, non-contingent earnings stream to support annual living and other expenses. As a component of total compensation, we generally set base salaries at levels believed to attract and retain an experienced management team that will successfully grow our business and create shareholder value. We also utilize base salaries to reward individual performance and contributions to our overall business objectives, but seek to do so in a manner that does not detract from the executives’ incentive to realize additional compensation through our performance-based compensation programs, stock options and restricted stock awards.
     Our employment agreement with David Martin provides that his annual base salary for calendar 2007 would be $370,000 and that his base salary for subsequent years shall be determined by the board of directors. We offered this amount as part of a package of compensation for Mr. Martin sufficient to induce him to join us. The compensation package for Mr. Martin is designed to provide annual cash compensation, including both base salary and potential cash incentive earnings, sufficient to meet his current needs, although less than the annual cash compensation Mr. Martin received at his previous employer and, we believe, less than Mr. Martin likely could have obtained with other, more established employers. The equity portion of Mr. Martin’s compensation package, as described below, was designed to provide sufficient potential growth in value to induce Mr. Martin to join us despite the lower cash compensation.

     We paid each of John Borrell and Paul Tyska at an annual base salary rate of $200,000 during calendar 2008, the same base salaries they received in calendar 2007. The base salaries for each of Mr. Borrell and Mr. Tyska were negotiated as part of a compensation packages offered to induce them to join us. Mr. Borrell joined us in July 2006 as Vice President of Sales and Marketing and Mr. Tyska joined as Vice President of Business Development in August 2006. In each case the base salary was set at an amount that we believed to be generally consistent with the base salaries paid by other growth stage medical device companies for similar positions, but substantially less than the total cash compensation each of Mr. Borrell and Mr. Tyska received with their previous employers and, we believe, less than each of Mr. Borrell and Mr. Tyska likely could have obtained with other, more established employers. In order to induce Mr. Borrell and Mr. Tyska to accept positions with us despite lower base salaries, we agreed that each would also have the opportunity to earn performance-based incentive compensation, as described below, as well as equity awards. We believed that it was appropriate to make a significant portion of Mr. Borrell’s cash compensation (a higher percentage than most other executives) subject to the achievement of performance objectives because of the particularly important role the Vice President of Sales and Marketing would play in the commercial introduction of our first product.
     Each of Michael J. Kallok and James E. Flaherty has served as an officer prior to fiscal 2007 and their base salary rates are set by the compensation committee each year.
     Our named executive officers received base salary at the calendar 2007 rates for the first and second quarters of fiscal 2008, and effective January 1, 2008, the base salaries for most of our named executive officers were increased for calendar 2008, which includes the third and fourth quarters of fiscal 2008. The base salary rates for each of our named executive officers, other than our Chief Financial Officer, in effect at the end of calendar 2007 and for calendar 2008, and the percentage changes from calendar 2007 to 2008, are set forth below.

	Annual Base Salary Rates
Name	Calendar 2007	Calendar 2008	% Change
David L. Martin	$370,000	$395,000	6.8%
James E. Flaherty	200,000	218,000	9.0
Michael J. Kallok, Ph.D.	250,000	255,000	2.0
John Borrell	200,000	200,000	0
Paul Tyska	200,000	200,000	0
     With respect to each increase, the compensation committee considered the range of compensation it believed to be paid by companies in our industry at a similar stage of development for the same position, the responsibility of the position as compared to other positions within our management team, the tenure of the employee with us, and cost-of-living adjustments. The compensation committee did not attempt to assign values to particular elements of performance or the other factors considered and considered all of these factors generally in making its judgment regarding base salaries. We did not raise the base salaries of John Borrell or Paul Tyska for calendar 2008 because we provide them with additional incentive compensation in the form of monthly sales commissions, as discussed below.
     Laurence Betterley commenced employment as our Chief Financial Officer on April 14, 2008. Pursuant to the terms of his employment agreement, Mr. Betterley receives an annual base salary of $225,000. This base salary was negotiated with Mr. Betterley as part of the compensation package offered to induce him to join us. The base salary was set at an amount that we believed to be generally consistent with the base salaries paid by other growth stage medical device companies for similar positions.
     Our compensation committee will review our Chief Executive Officer’s salary annually at the end of each calendar year. The committee may recommend adjustments to the Chief Executive Officer’s base salary based upon the committee’s review of his current base salary, incentive cash compensation and equity-based compensation, as well as his performance and comparative market data.
     Our compensation committee reviews other executives’ salaries throughout the year, with input from the Chief Executive Officer. The committee may recommend adjustments to each other named executive officer’s base salary based upon the Chief Executive Officer’s recommendation and the reviewed executive’s responsibilities, experience and performance, as well as comparative market data.
     In utilizing comparative data, the compensation committee seeks to recommend salaries for each executive at a level that is appropriate after giving consideration to experience for the relevant position and the executive’s performance. We review performance for both our company (based upon achievement of strategic initiatives) and each individual executive. Based upon these factors, the committee may recommend adjustments to base salaries to better align individual compensation with comparative market compensation, to provide merit-based increases based upon individual or company achievement, or to account for changes in roles and responsibilities.

     Annual Cash Incentive Compensation
     Before Mr. Martin joined us as Chief Executive Officer we generally paid annual bonus compensation to our executive officers based on the executive’s performance during the calendar year, the position and level of responsibility of the executive and the performance of our company, with particular focus on the executive’s contribution to that performance. Because we had no revenues, the elements of company performance considered typically included progress in product development and clinical testing and achievement of financing goals. Payments were made based on the evaluation by our board and compensation committee of a broad range of information relating to individual and company performance rather than the achievement of specific goals. All of our executive officers were eligible to receive these discretionary annual bonuses, including James E. Flaherty, Michael J. Kallok, John Borrell and Paul Tyska. For the first two quarters of fiscal 2007, the bonus amounts for Messrs. Flaherty and Kallok were determined entirely at the discretion of the board and compensation committee, while the bonus amounts for Messrs. Borrell and Tyska were based upon provisions contained in their employment agreements providing that each executive is entitled to receive incentive pay equal to a designated percentage of his base salary, payable quarterly and based on performance objectives. Under the terms of his employment agreement, Mr. Borrell is eligible to receive a cash bonus up to $200,000 per year based upon quarterly objectives to be determined. Mr. Tyska’s employment agreement provides that he is eligible to participate in a bonus program that is targeted to pay out $100,000 per year based on achieving results based upon agreed-upon objectives.
     Shortly after Mr. Martin joined us in February 2007 and upon his recommendation, the compensation committee established an incentive program for calendar 2007, which included the third and fourth quarters of fiscal 2007 and the first two quarters of fiscal 2008, designed to reward named executive officers with quarterly payments for achieving specific individual goals related to financial growth, product development and commercialization and operational improvement.
     Under the terms of the incentive program, the compensation committee set an annual target bonus amount for each officer expressed as a percentage of that officer’s base salary. The percentage assigned to each officer was dependent in part on the position and responsibilities of the officer, and in the case of new hires in fiscal 2007, consistent with prior commitments made to such new hires. For each officer other than the Chief Executive Officer, the compensation committee delegated to the Chief Executive Officer the authority to set individual quarterly objectives that had to be achieved to earn the bonus. Each officer that achieved the quarterly objectives was entitled to receive partial payment of the annual target amount, typically 25% each quarter. We believe that quarterly objectives provide an incentive to maintain the rapid pace of growth of our business at its current stage.
     The objectives reflected specific tasks for which the individual executive was responsible that were consistent with our overall fiscal year operating plan established by our board of directors. The specific objectives established for each of our named executive officers for the quarters ended September 30, 2007 and December 31, 2007 are set forth below:
Michael J. Kallok, Ph.D.
Objectives
Receive 510(k) clearance from the FDA for the Diamondback 360°
Support sales and marketing field activities
James E. Flaherty
Objectives
Adequate progress on our financing plan
Prepare a new financial model
Complete Series A-1 and B preferred stock financings
John Borrell
Objectives
Achieve specified average selling price and customer reorder rates
Company revenues of at least $800,000
Achieve specified hiring goals

Paul Tyska
Objectives
Make adequate progress in strategic projects
Use of the Diamondback 360(o) by certain key opinion leaders
     At the end of calendar 2007, Mr. Martin and the compensation committee concluded that each of the executive officers listed above had substantially satisfied all of the objectives and we paid the full target bonus amount to each officer for these periods, except for Mr. Borrell, who began to receive sales commissions in lieu of the quarterly incentive compensation following our limited commercial launch in September 2007. The compensation committee did not assign values to individual objectives or otherwise quantify the bonus amount payable with respect to any particular objective or group of objectives.
     Generally, the objectives required performance at levels intended to positively impact shareholder value and reflect moderately aggressive to aggressive goals that are attainable, but require strong performance. Our Chief Executive Officer and compensation committee retain the discretion to increase or decrease a named executive officer’s quarterly or annual bonus payout to recognize either inferior or superior individual performance in cases where this performance is not fully represented by the achievement or non-achievement of the pre-established objectives. For example, our compensation committee reserves the right to award an officer 100% of his or her annual target bonus even if that officer had not achieved any quarterly objectives. Neither the Chief Executive Officer nor the compensation committee exercised discretion to award any bonus with respect to fiscal 2008 in circumstances where applicable performance objectives had not been substantially met.
     The compensation committee evaluated whether the Chief Executive Officer had earned his calendar 2007 annual target bonus amount only at the end of the calendar year based on our overall progress relative to our business plan. The compensation committee did not establish specific individual objectives for Mr. Martin under the incentive program for calendar 2007 because the committee concluded that defining appropriate objectives would be difficult given that Mr. Martin was new in his position. The committee decided that our overall results would be a more effective indicator of Mr. Martin’s success as Chief Executive Officer than any specific quarterly objectives that might be established for Mr. Martin. Accordingly, shortly after Mr. Martin joined us, the compensation committee agreed, consistent with Mr. Martin’s employment agreement, that Mr. Martin would have the opportunity to earn incentive pay of up to 25% of his base salary at the end of calendar 2007, provided his performance was satisfactory to the compensation committee. In December 2007, the compensation committee concluded that Mr. Martin had performed well during calendar 2007 and awarded him a bonus of $92,500, 100% of his target bonus for calendar 2007, which included the first and second quarters of fiscal 2008.
     The following sets forth for each of our named executive officers the target incentive compensation as a percentage of base salary and total incentive plan payments earned in calendar 2007:

		Total Calendar
		2007
	Target Incentive	Non-Equity
	Compensation as	Incentive Plan
Name	% of Base Salary	Payments
David L. Martin	25%	$92,500
James E. Flaherty(1)	40	77,000
Michael J. Kallok, Ph.D.	40	100,000
John Borrell(2)	100	150,000
Paul Tyska	50	100,000

(1)	Mr. Flaherty’s base salary was raised from $185,000 to $200,000 during calendar 2007. Accordingly, the actual incentive payment he received for calendar 2007 does not reflect 40% of his base salary in effect on December 31, 2007.

(2)	Mr. Borrell received an additional $114,517 in sales commissions for the period commencing with our limited commercial launch in September 2007 and ending on December 31, 2007.
     For David Martin, John Borrell and Paul Tyska the percentage of base salary that would be available as incentive compensation was negotiated as a term of their employment agreements at the time of their joining us. For James E. Flaherty and Michael J. Kallok, the compensation committee determined that 40% of base salary represented an appropriate short term cash incentive, based on the experience and judgment of the members of the compensation committee. In determining these percentages, the compensation committee’s philosophy was to reduce fixed compensation costs in favor of variable compensation costs tied to performance, where possible.

     In February 2008, the board adopted a new incentive plan for calendar 2008, which includes the third and fourth quarters of fiscal 2008 and the first two quarters of fiscal 2009. This plan conditions the payment of incentive compensation to all participants, including Mr. Martin, upon our achievement of revenue and gross margin financial goals. None of our named executive officers is subject to individual goals under this plan. Under this plan, our named executive officers are eligible to receive annual cash incentive compensation with target bonus levels ranging from 50%, in the case of our President and Chief Executive Officer, to 40%, in the case of our other named executive officers, of their yearly base salaries. Participants are eligible to earn 50% to 150% of their target bonus amount depending upon our performance relative to the plan criteria; however, in the event of extraordinary revenue performance above the goals set by the board, all of the named executive officers would receive incentive payments greater than 150% of their targets based upon a formula established by the board, with no maximum payout set under the plan. The plan provides for two separate payments to the participants, the first based upon company performance in the first six months of calendar 2008 and the second based upon company performance in the entire calendar year. The plan criteria are the same for all of our named executive officers. This plan is designed to reward the executive officers for achieving and surpassing the financial goals set by the compensation committee and board of directors. We believe that the financial goals are aggressive but attainable if our performance is strong.
     The annual threshold, target and maximum incentive compensation of our named executive officers under this new plan are set forth in the “Grants of Plan-Based Awards in Fiscal Year 2008” table on page 81. The target percentages of annual base salary under this new plan are as follows:

Target %
of Annual Base
Name	Salary
David L. Martin	50%
Laurence L. Betterley(1)	40%
James E. Flaherty	40%
Michael J. Kallok, Ph.D.	40%
John Borrell	40%
Paul Tyska	40%

(1)	Mr. Betterley’s actual payment will be adjusted proportionally to reflect his start date of April 14, 2008.
     In order for each officer to be eligible to receive a payment for the first six months of calendar 2008, we needed to achieve gross margins of at least 50% for that period. If we achieved this goal, then upon achievement of the revenue goals set forth below, each of the plan participants was eligible to receive the following percentages of their annual target bonus:

% of
Revenue for the Period of	Annual Target
January 1, 2008 — June 30, 2008	Bonus
$10 million	25%
$12 million	50%
Over $12 million	62.5%
     Based upon our achievement of the gross margin goal and revenues in excess of $12 million for this six-month period, on August 29, 2008 we made payments under this plan to our named executive officers equal to 62.5% of their annual target incentive compensation. If we meet gross margin and revenue goals for the entire calendar year, we will make an additional payment to our named executive officers following the end of calendar 2008.
     In addition to incentives under the new plan, Mr. Borrell receives a monthly sales commission of 0.666% of all sales and Mr. Tyska receives a monthly sales commission of 0.333% of all sales. We believe that paying sales commissions to these named executive officers each month of the first full year of our commercial launch provides them with significant incentives to maximize their efforts to increase our sales throughout the year.
     Stock Option and Other Equity Awards
     Consistent with our compensation philosophies related to performance-based compensation, long-term shareholder value creation and alignment of executive interests with those of shareholders, we make periodic grants of long-term compensation in the form of stock options or restricted stock to our named executive officers, to our other executive officers and across our organization generally.
     For our named executive officers, we believe that stock options offer the best incentives and tax attributes (by deferring taxes until the holder is ready to exercise and sell) necessary to motivate and retain them to enhance overall enterprise value.

Stock options provide named executive officers with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market price. A stock option becomes valuable only if our common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option shares to vest. This provides an incentive for an option holder to remain employed by us. In addition, stock options link a significant portion of an employee’s compensation to shareholders’ interests by providing an incentive to achieve corporate goals and increase shareholder value.
     Under our 2007 Equity Incentive Plan, we may also make grants of restricted stock awards, restricted stock units, performance share awards, performance unit awards and stock appreciation rights to officers and other employees. We adopted this plan to give us flexibility in the types of awards that we could grant to our executive officers and other employees.
     In connection with the negotiations to hire Mr. Martin, our Chief Executive Officer, we agreed in principle that Mr. Martin would be granted options to purchase a number of shares which, when combined with shares subject to options that he had already received as a board member and consultant, would equal approximately 5.5% of our then outstanding common stock. Our compensation committee and board of directors believed, based on their collective experience with other medical device companies, that 5.5% was within the range of equity compensation amounts typically granted at the Chief Executive Officer level by companies of comparable size and stage of development. They also believed that equity compensation at 5.5% was a key element necessary to make the entire compensation package offered to Mr. Martin sufficiently attractive to induce him to join our company.
     Our compensation committee consulted Lyons, Benenson & Company, a third-party compensation consulting firm, to determine competitive levels of stock option grants for officers in comparable positions with companies of comparable size and stage of development. Based on the guidance from Lyons and the experience of our compensation committee members, the compensation committee considered the relative ownership levels of each officer based upon levels prior to a public offering and estimated levels following a public offering and has identified target levels of option grants for each of our officers. Furthermore, the compensation committee considered each named executive officer’s role and responsibilities, ability to influence long term value creation, retention and incentive factors and current stock and option holdings at the time of grant, as well as individual performance, which is a significant factor in the committee’s decisions. We granted options in fiscal 2008 to each of our officers to bring the total number of shares subject to options held by each such officer, including shares subject to any previously granted options, closer to the levels identified by the compensation committee as appropriate for that position, while also taking into consideration performance of the officer and the limitations imposed by number of shares authorized for issuance under our stock option plans. The compensation committee did not consider specific performance objectives but generally concluded that each of our executive officers had performed well and deserved option grants intended to move their equity ownership closer to the compensation committee’s targeted levels. The grants of stock options to purchase 775,000 shares made to our named executive officers in December 2008 vest in full on the third anniversary of the grant date, provided that we have completed an initial public offering or a change of control transaction before December 31, 2008. We included this vesting restriction on the grants of stock options in order to provide additional incentives to our named executive officers to complete an initial public offering or complete an alternate transaction that would provide shareholder liquidity. These options have been amended by our board of directors to provide for vesting of 50% of the options on the first anniversary, and 50% of the options on the second anniversary, of the closing of the merger with Replidyne.
     Certain of our stock option and restricted stock agreements also provide that in the event of a “change of control” (the sale by us of substantially all of our assets and the consequent discontinuance of our business, or in the event of a merger, exchange or liquidation of us), the vesting of all options and shares of restricted stock will accelerate and the options will be immediately exercisable as of the effective date of the change of control. Excluding the options to purchase 775,000 shares of our common stock described in the previous paragraph, our named executive officers are also the holders of unvested options to purchase 808,332 shares of our common stock and 75,000 shares of unvested restricted stock that are subject to a stock option or restricted stock agreement that contains this provision. It is a condition to the closing of the merger with Replidyne that we obtain an acknowledgement in a form reasonably acceptable to Replidyne from the holders of these options and shares of restricted stock that the terms of the option or restricted stock agreements related thereto do not provide that the vesting of such securities will accelerate, in whole or in part, in connection with or as a result of the consummation of the merger and the other transactions contemplated by the merger agreement.
     From time to time we may make one-time grants of stock options or restricted stock to recognize promotion or consistent long-term contribution, or for specific incentive purposes. For example, in fiscal 2008 we made a grant of 348,725 vested stock options to Dr. Kallok to replace expired and unexercised options. Dr. Kallok would have been required to expend substantial funds to exercise these options and pay the associated tax liability, but he would not have been able to benefit from liquidity of the exercised shares to cover the exercise price or the tax liability. Dr. Kallok was instrumental in our company’s development and we made this replacement grant for retention purposes and to reward Dr. Kallok for his service.
     We also granted stock options to our named executive officers in connection with their initial employment. In connection with our negotiations with Mr. Betterley to join us as Chief Financial Officer, we provided Mr. Betterley with a grant of 75,000 shares of restricted stock under our 2007 Equity Incentive Plan, which shares vest ratably in three annual installments, beginning on April 14, 2009. We have made grants of restricted stock to various employees under our 2007 Equity Incentive Plan and Mr. Betterley was our first named executive officer to receive such a grant. We intend to grant restricted stock instead of, or in addition to, stock options to our executive officers in the future, because we can typically use fewer shares from our available pool in making restricted stock grants. We believe that restricted stock is as effective as stock options in motivating performance of employees.

     We have not made any grants of stock options or restricted stock to our named executive officers since the end of fiscal 2008.
     Although we do not have any detailed stock retention or ownership guidelines, our board of directors and the compensation committee generally encourage our executives to have a financial stake in our company in order to align the interests of our shareholders and management, and view stock options as a means of furthering this goal. We will continue to evaluate whether to implement a stock ownership policy for our officers and directors.
     Additional information regarding the stock option and restricted stock grants made to our named executive officers for fiscal 2008 is available in the Summary Compensation Table for Fiscal Year 2008 on page 79, and in the Outstanding Equity Awards at Fiscal Year-end for Fiscal Year 2008 Table on page 81.
     Limited Perquisites; Other Benefits
     It is generally our policy not to extend significant perquisites to our executives beyond those that are available to our employees generally, such as 401(k) plan, health, dental and life insurance benefits. We have given car allowances to certain named executives and moving allowances for executives who have relocated. We also pay for housing and related costs for our Chief Executive Officer.
Role of Our Compensation Committee
     Our compensation committee was appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Our compensation committee is comprised of Messrs. Petrucci, Howe and Friedman. The functions of our compensation committee include, among other things:
•	recommending the annual compensation packages, including base salaries, incentive compensation, deferred compensation and stock-based compensation, for our executive officers;

•	recommending cash incentive compensation plans and deferred compensation plans for our executive officers, including corporate performance objectives;

•	administering our stock incentive plans, and subject to board approval in the case of executive officers, approving grants of stock, stock options and other equity awards under such plans;

•	reviewing and making recommendations regarding the terms of employment agreements for our executive officers;

•	reviewing and discussing the compensation discussion and analysis with management; and

•	preparing the compensation committee report to be included in our annual proxy statement.
     All compensation committee recommendations regarding compensation to be paid or awarded to our executive officers are subject to approval by a majority of the independent directors serving on our board of directors.
     Our Chief Executive Officer may not be present during any board or compensation committee voting or deliberations with respect to his compensation. Our Chief Executive Officer may, however, be present during any other voting or deliberations regarding compensation of our other executive officers, but may not vote on such items of business. In fiscal 2008, our compensation committee met without the Chief Executive Officer present to review and determine the compensation of our Chief Executive Officer, with input from him and our third-party compensation consultant on his annual salary and cash incentive compensation for the year. For all other executive officers in fiscal 2008, the compensation committee met with our Chief Executive Officer to consider and determine executive compensation, based on recommendations by our Chief Executive Officer and our third-party compensation consultant.

Summary Compensation Table for Fiscal Year 2008
     The following table provides information regarding the compensation earned during the fiscal years ended June 30, 2008 and June 30, 2007 by our Chief Executive Officer, the two individuals who served as our Chief Financial Officer during fiscal 2008, and each of our other three most highly compensated executive officers. We refer to these persons as our “named executive officers” elsewhere in this Form 10.

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and		Salary	Bonus	Awards(1)	Awards(1)	Compensation	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)
David L. Martin	2008	$377,629	$0	$—	$314,552	$215,928	$94,427	$1,002,536
President and Chief Executive Officer(2)	2007	129,573	0	—	99,108	0	47,653	276,334
Laurence L. Betterley	2008	43,269	0	64,011	—	23,438	0	130,718
Chief Financial Officer(3)
James E. Flaherty	2008	196,853	0	—	81,304	94,500	0	372,657
Chief Administrative Officer and former Chief Financial Officer(4)(5)	2007	166,658	39,562	—	26,179	37,000	0	269,399
Michael J. Kallok, Ph.D.	2008	242,769	0	—	1,686,016	113,750	0	2,042,535
Chief Scientific Officer and former Chief Executive Officer(5)(6)	2007	246,923	50,000	—	49,184	50,000	0	396,107
John Borrell	2008	200,000	0	—	75,773	331,493	7,800	615,066
Vice President of Sales(7)	2007	196,154	0	—	19,729	200,000	7,800	423,683
Paul Tyska	2008	200,000	0	—	54,270	158,429	7,800	420,499
Vice President Business Development(8)	2007	167,692	0	—	12,774	83,333	6,825	270,624

(1)	The value of stock awards and options in this table represent the amounts recognized for financial statement reporting purposes for fiscal 2008 in accordance with FAS 123(R), and thus may include amounts from awards granted in and prior to fiscal 2008. For a discussion of valuation assumptions and additional SFAS No. 123(R) disclosures, see Note 6 to our consolidated financial statements regarding stock compensation at page F-17 of this Form 10.

(2)	Mr. Martin commenced employment on February 15, 2007.

The amount under “Non-Equity Incentive Plan Compensation” for Mr. Martin for 2008 consists of (i) incentive compensation of $92,500 paid to Mr. Martin at the end of calendar 2007 to satisfy our commitment to pay Mr. Martin 25% of his initial base salary of $370,000 under his employment agreement dated December 19, 2006, which award was based upon his performance in the third and fourth quarters of fiscal 2007 and the first and second quarters of fiscal 2008, and (ii) incentive compensation of $123,428 paid for company performance through June 30, 2008 under our incentive plan for calendar 2008. Any additional amounts earned by Mr. Martin under the calendar 2008 incentive plan will be paid in fiscal 2009. Please also see the “Grants of Plan-Based Awards in Fiscal Year 2008” table, which discloses the full potential amounts payable under this plan for calendar 2008.

The amounts under “All Other Compensation” for Mr. Martin (i) for 2008 consist of payments for housing, furniture rental, cleaning and related expenses of $68,499, car and transportation expenses of $17,471, and reimbursement of $8,457 for transportation costs of visits to Minnesota by his family, and (ii) for 2007 consist of payments for housing, moving, furniture rental, cleaning and related expenses of $38,483, car and transportation expenses of $6,794, and reimbursement of $2,376 in legal fees incurred in connection with the negotiation of his employment agreement. We provided Mr. Martin with a moving allowance of $40,000 that he used for various of these expenses in fiscal 2007 and fiscal 2008, with approximately $7,327 remaining under this allowance following fiscal 2008.

(3)	Mr. Betterley commenced employment on April 14, 2008.

The amount under “Non-Equity Incentive Plan Compensation” for Mr. Betterley for 2008 consists of incentive compensation paid for company performance through June 30, 2008 under our incentive plan for calendar 2008. The amount accrued through June 30, 2008 will be paid to Mr. Betterley, along with any additional amounts earned by Mr. Betterley under the calendar 2008 incentive plan will be paid in fiscal 2009. Please also see the “Grants of Plan-Based Awards in Fiscal Year 2008” table, which discloses the full potential amounts payable under this plan for calendar 2008.

(4)	Mr. Flaherty was our Chief Financial Officer until January 14, 2008, when he became our Chief Administrative Officer. Mr. Martin was appointed our Interim Chief Financial Officer pending the appointment of our new Chief Financial Officer in April 2008.

The amount under “Non-Equity Incentive Plan Compensation” for Mr. Flaherty for 2008 consists of (i) incentive compensation of $40,000 paid to Mr. Flaherty for the first and second quarters of fiscal 2008 under our incentive program for calendar 2007, and (ii) incentive compensation of $54,500 paid for company performance through June 30, 2008 under our incentive plan for calendar 2008. Any additional amounts earned by Mr. Flaherty under the calendar 2008 incentive plan will be paid in fiscal 2009. Please also see the “Grants of Plan-Based Awards in Fiscal Year 2008” table, which discloses the full potential amounts payable under this plan for calendar 2008.

(5)	Cash incentive compensation for each of Messrs. Flaherty and Kallok for performance in the first and second quarters of fiscal 2007 was based entirely upon the discretion of the board and the compensation committee, and the amounts paid are represented in the “Bonus” column. For performance in the third and fourth quarters of fiscal 2007, cash incentive compensation for these named executive officers was based upon specific performance objectives, and the amounts paid are represented in the “Non-Equity Incentive Plan Compensation” column.

(6)	The amount under “Non-Equity Incentive Plan Compensation” for Dr. Kallok for 2008 consists of (i) incentive compensation of $50,000 paid to Dr. Kallok for the first and second quarters of fiscal 2008 under our incentive program for calendar 2007, and (ii) incentive compensation of $63,750 paid for company performance through June 30, 2008 under our incentive plan for calendar 2008. Any additional amounts earned by Dr. Kallok under the calendar 2008 incentive plan will be paid in fiscal 2009. Please also see the “Grants of Plan-Based Awards in Fiscal Year 2008” table, which discloses the full potential amounts payable under this plan for calendar 2008.

(7)	Mr. Borrell commenced employment on July 1, 2006.

The amount under “Non-Equity Incentive Plan Compensation” for Mr. Borrell for 2008 consists of (i) incentive compensation of $50,000 paid to Mr. Borrell for the first and second quarters of fiscal 2008 under our incentive program for calendar 2007, (ii) commissions of $231,493 earned in fiscal 2008, and (iii) incentive compensation of $50,000 paid for company performance through June 30, 2008 under our incentive plan for calendar 2008. Any additional amounts earned by Mr. Borrell under the calendar 2008 incentive plan will be paid in fiscal 2009. Please also see the “Grants of Plan-Based Awards in Fiscal Year 2008” table, which discloses the full potential amounts payable under this plan for calendar 2008.

The amounts under “All Other Compensation” for Mr. Borrell consist of a car allowance of $650 per month.

(8)	Mr. Tyska commenced employment on August 23, 2006.

The amount under “Non-Equity Incentive Plan Compensation” for Mr. Tyska for 2008 consists of (i) incentive compensation of $50,000 paid to Mr. Tyska for the first and second quarters of fiscal 2008 under our incentive program for calendar 2007, (ii) commissions of $58,429 earned in fiscal 2008, and (iii) incentive compensation of $50,000 paid for company performance through June 30, 2008 under our incentive plan for calendar 2008. Any additional amounts earned by Mr. Tyska under the calendar 2008 incentive plan will be paid in fiscal 2009. Please also see the “Grants of Plan-Based Awards in Fiscal Year 2008” table, which discloses the full potential amounts payable under this plan for calendar 2008.

The amounts under “All Other Compensation” for Mr. Tyska consist of a car allowance of $650 per month.
Grants of Plan-Based Awards in Fiscal Year 2008
     All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. The options listed in the table below were granted under our 2007 Equity Incentive Plan. See “Employee Benefit Plans — Current Equity Plans — 2007 Equity Compensation Plan” for a complete description of terms of the options grants.
     The following table sets forth certain information regarding grants of plan-based awards to our named executive officers during the fiscal year ended June 30, 2008. We omitted columns related to equity incentive plan awards as none of our named executive officers earned any such awards during fiscal 2008.

		Estimated Future				All Other
		Payouts Under			All Other Stock	Option
		Non-Equity			Awards:	Awards:		Grant Date
		Incentive Plan			Number of	Number of	Exercise or	Fair Market
		Awards(1)			Shares of	Securities	Base Price	Value of Stock
		Threshold	Target	Maximum(2)	Stock or	Underlying	of Option	and Option
Name	Grant Date	($)	($)	($)	Units	Options	Awards(3)	Awards(4)
David L. Martin	12/12/07				—	375,000	$7.86	$1,621,125
	2/13/08	$98,750	$197,500	$296,250	—

Laurence L. Betterley(5)	4/14/08	$45,000	$90,000	$135,000	75,000	—	—	770,250

James E. Flaherty	8/07/07				—	35,000	$5.11	110,565
	12/12/07				—	50,000	$7.86	216,150
	2/13/08	$43,600	$87,200	$130,800

Michael J. Kallok, Ph.D.	12/12/07				—	50,000	$7.86	216,150
	12/31/07				—	488,215	$7.86	1,630,150
	2/13/08	$51,000	$102,000	$153,000

John Borrell(6)	8/07/07				—	35,000	$5.11	110,565
	12/12/07				—	100,000	$7.86	432,300
	2/13/08	$40,000	$80,000	$120,000

Paul Tyska(7)	8/07/07				—	35,000	$5.11	110,565
	12/12/07				—	50,000	$7.86	216,150
	2/13/08	$40,000	$80,000	$120,000

(1)	Amounts in this column represent potential payments under our incentive plan for calendar 2008, which includes the third and fourth quarters of fiscal 2008 and the first and second quarters of fiscal 2009. Please see the Summary Compensation Table for the amounts accrued for payments under this plan to our named executive officers through June 30, 2008.

(2)	The amounts in this column represent the maximum payments based upon revenue and gross margin goals established by our board of directors. In the event of extraordinary revenue performance above those goals, all of the named executive officers would receive incentive payments greater than these amounts based upon a formula established by the board, with no maximum payout set under the plan.

(3)	See Note 6 to our consolidated financial statements regarding stock compensation at page F-17 of this Form 10 for a discussion of the methodology for determining the exercise price.

(4)	Reflects the grant date fair market value of stock and option awards granted in fiscal 2008, computed in accordance with SFAS No. 123(R). For a discussion of valuation assumptions, see Note 6 to our consolidated financial statements regarding stock compensation at page F-17 of this Form 10.

(5)	Mr. Betterley’s actual incentive compensation will be adjusted proportionally to reflect his start date of April 14, 2008.

(6)	Mr. Borrell will also be paid a sales commission of 0.666% on all sales, to be paid monthly. There are no threshold, target or maximum amounts payable in connection with this sales commission.

(7)	Mr. Tyska will also be paid a sales commission of 0.333% on all sales, to be paid monthly. There are no threshold, target or maximum amounts payable in connection with this sales commission.
Outstanding Equity Awards at Fiscal Year-end for Fiscal Year 2008
     The following table sets forth certain information regarding outstanding equity awards held by our named executive officers as of June 30, 2008.

					Stock Awards
							Equity
							Incentive
							Plan Awards:
							Market or
						Equity Incentive	Payout
	Option Awards					Plan Awards:	Value of
		Number of	Number of			Number of	Unearned
		Securities	Securities			Unearned	Shares,
		Underlying	Underlying			Shares,	Units or Other
		Unexercised	Unexercised	Option	Option	Units or Other	Rights
		Options	Options	Exercise	Expiration	Rights That Have	That Have
Name	Grant Date	Exercisable	Unexercisable	Price(1)	Date	Not Vested	Not Vested
David L. Martin(2)(3)	7/17/06	45,000	65,000	$5.71	7/16/11	—	—
	8/15/06	20,000	40,000	5.71	8/14/11	—	—
	2/15/07	240,000	300,000	5.71	2/14/12	—	—
	6/12/07	46,667	93,333	5.11	6/11/17	—	—

					Stock Awards
							Equity
							Incentive
							Plan Awards:
							Market or
						Equity Incentive	Payout
	Option Awards					Plan Awards:	Value of
		Number of	Number of			Number of	Unearned
		Securities	Securities			Unearned	Shares,
		Underlying	Underlying			Shares,	Units or Other
		Unexercised	Unexercised	Option	Option	Units or Other	Rights
		Options	Options	Exercise	Expiration	Rights That Have	That Have
Name	Grant Date	Exercisable	Unexercisable	Price(1)	Date	Not Vested	Not Vested
	12/12/07	0	375,000	7.86	12/11/17	—	—

Laurence L. Betterley(4)	4/14/08	—	—	—	—	75,000	$766,601

James E. Flaherty(3)(5)	2/17/04	20,000	0	6.00	2/16/09	—	—
	11/16/04	7,500	0	6.00	11/15/09	—	—
	7/01/05	16,666	8,334	8.00	6/30/10	—	—
	11/08/05	8,000	4,000	8.00	11/7/10	—	—
	12/19/06	4,833	9,667	5.71	12/18/16	—	—
	4/18/07	13,000	26,000	5.71	4/17/17	—	—
	8/07/07	0	35,000	5.11	8/06/17	—	—
	12/12/07	0	50,000	7.86	12/11/17	—	—

Michael J. Kallok, Ph.D.(3)(6)	6/21/04	25,000	0	6.00	2/16/09	—	—
	11/16/04	20,000	0	6.00	11/15/09	—	—
	11/08/05	33,334	16,666	8.00	11/07/10	—	—
	7/17/06	16,666	33,334	5.71	7/16/11	—	—
	12/19/06	33,333	66,667	5.71	12/18/16	—	—
	12/12/07	0	50,000	7.86	12/11/17	—	—
	12/31/07	488,215	0	7.86	12/30/12	—	—

John Borrell(3)(5)	7/17/06	44,000	88,000	5.71	6/30/11	—	—
	12/19/06	2,667	5,333	5.71	12/18/16	—	—
	4/18/07	11,333	22,667	5.71	4/17/17	—	—
	8/07/07	0	35,000	5.11	8/06/17	—	—
	12/12/07	0	100,000	7.86	12/11/17	—	—

Paul Tyska(3)(5)	10/03/06	46,666	93,334	5.71	10/02/11	—	—
	8/07/07	0	35,000	5.11	8/06/17	—	—
	12/12/07	0	50,000	7.86	12/11/17	—	—

(1)	See Note 6 to our consolidated financial statements regarding stock compensation at page F-17 of this Form 10 for a discussion of the methodology for determining the exercise price.

(2)	The July 2006 options vest at the rate of 5,000 shares per month starting on August 17, 2006. The August 2006 and June 2007 options vest at the rate of one-third per year starting on the first anniversary of the grant date. The February 2007 options vest at the rate of 15,000 shares per month starting March 15, 2007. The December 2007 grant will vest in full on the third anniversary of the grant date provided that we have completed an initial public offering or a change of control transaction before December 31, 2008. The December 2007 options have been amended by our board of directors to provide for vesting of 50% of the options on the first anniversary, and 50% of the options on the second anniversary, of the closing of the merger with Replidyne.

(3)	Certain of CSI’s stock option agreements provide that in the event of a change of control (the sale by CSI of substantially all of its assets and the consequent discontinuance of its business, or in the event of a merger, exchange or liquidation of CSI), the vesting of all options will accelerate and the options will be immediately exercisable as of the effective date of the change of control. It is a condition to the closing of the merger with Replidyne that CSI obtain an acknowledgement in a form reasonably acceptable to Replidyne from our officers and directors and the holders of 80% of the remainder of these options that the terms of the option agreements related thereto do not provide that the vesting of such securities will accelerate, in whole or in part, in connection with or as a result of the consummation of the merger and the other transactions contemplated by the merger agreement.

(4)	Restricted stock award vests at the rate of one-third per year starting on the first anniversary of the grant date.

(5)	All option awards vest at the rate of one-third per year starting on the first anniversary of the grant date, except for the grants made on December 12, 2007, which vest in full on the third anniversary of the grant date provided that we have completed an initial public offering or a change of control transaction before December 31, 2008. The December 2007 options have been amended by our board of directors to provide for vesting of 50% of the options on the first anniversary, and 50% of the options on the second anniversary, of the closing of the merger with Replidyne.

(6)	All option awards received through December 2006 vest at the rate of one-third per year starting on the first anniversary of the grant date. The grant made on December 12, 2007 vests in full on the third anniversary of the grant date provided that we have completed an initial public offering or a change of control transaction before December 31, 2008.

The December 31, 2007 grant vested immediately. The December 12, 2007 options have been amended by our board of directors to provide for vesting of 50% of the options on the first anniversary, and 50% of the options on the second anniversary, of the closing of the merger with Replidyne.
Option Exercises and Stock Vested for Fiscal Year 2008
     The following table sets forth certain information regarding option exercises by our named executive officers during the fiscal year ended June 30, 2008. There was no stock vesting for any of our named executive officers during the fiscal year ended June 30, 2008.

Option Awards
Number of Shares
Name	Acquired on Exercise	Value Realized on Exercise(1)
David L. Martin	70,000	$115,500
Laurence L. Betterley	—	—
James E. Flaherty	40,000	94,284
Michael J. Kallok, Ph.D.	—	—
John Borrell	—	—
Paul Tyska	—	—

(1)	Reflects the aggregate dollar amount realized by the individual upon exercise of the options as determined by multiplying the number of shares acquired on exercise by the difference between the fair market value of the shares on the date of exercise, as determined by our management and board of directors, and the exercise price of the options.
Potential Payments Upon Termination or Change of Control
     The majority of our stock option agreements provide that in the event of a change of control (the sale by us of substantially all of our assets and the consequent discontinuance of our business, or in the event of a merger, exchange or liquidation of us), the vesting of all options will accelerate and the options will be immediately exercisable as of the effective date of the change of control. Our restricted stock agreements also provide for the acceleration of vesting as of the effective date of a change of control. We estimate the potential value of acceleration of options and restricted stock held by each of our named executive officers as of June 30, 2008 to be as follows:

Value of Accelerated Options or
Name	Restricted Stock(1)
David L. Martin	$3,214,862
Laurence L. Betterley	766,601
James E. Flaherty	485,627
Michael J. Kallok, Ph.D.	606,663
John Borrell	939,083
Paul Tyska	718,549

(1)	Reflects the excess of the fair market value of the shares underlying unvested options over the exercise price of such options, or the fair market value of the unvested restricted stock. Fair market value is based upon a per share price of $10.22 as of June 30, 2008, as determined by our management and board of directors.
     Under the terms of the employment agreement with Mr. Martin, we will pay Mr. Martin an amount equal to 12 months of his then current base salary and 12 months of our share of health insurance costs if Mr. Martin is terminated by us without cause, or if Mr. Martin terminates his employment for good reason, as defined in the agreement. “Good reason” is generally defined as the assignment of job responsibilities to Mr. Martin that are not comparable in status or responsibility to those job responsibilities set forth in the agreement, a reduction in Mr. Martin’s base salary without his consent, or our failure to provide Mr. Martin the benefits promised under his employment agreement. As a condition to receiving his severance benefits, Mr. Martin is required to execute a release of claims agreement in favor of us.
     Under the terms of the employment agreement with Mr. Betterley, we will pay Mr. Betterley an amount equal to 12 months of his then current base salary and 12 months of our share of health insurance costs if Mr. Betterley is terminated by us without cause, or if Mr. Betterley terminates his employment for good reason, as defined in the agreement. “Good reason” is generally defined as the assignment of job responsibilities to Mr. Betterley that are not comparable in status or responsibility to those job responsibilities set forth in the agreement, a reduction in Mr. Betterley’s base salary without his consent, or our failure to provide Mr. Betterley the benefits promised under his employment agreement. As a condition to receiving his severance benefits, Mr. Betterley is required to execute a release of claims agreement in favor of us. Mr. Betterley must have been continuously employed by us for six months to be eligible to receive any severance benefits.

     Under the terms of the employment agreement with Dr. Kallok, we will pay Dr. Kallok an amount equal to 12 months of his then current base salary, 12 months of our share of health insurance costs and the greater of his prior year bonus or current bonus, as adjusted per terms of the agreement if Dr. Kallok is terminated by us without cause, or if Dr. Kallok terminates his employment for good reason, as defined in the agreement. “Good reason” is generally defined as the assignment of job responsibilities to Dr. Kallok that are not comparable in status or responsibility to those job responsibilities set forth in the agreement, a reduction in Dr. Kallok’s base salary without his consent, or our failure to provide Dr. Kallok the benefits promised under his employment agreement. As a condition to receiving his severance benefits, Dr. Kallok is required to execute a release of claims agreement in favor of us.
     We agreed to the payment of severance benefits in the employment agreements with Mr. Martin, Mr. Betterley and Dr. Kallok because they each requested these severance benefits and we believed it was necessary to provide such benefits in order to obtain the agreements with them. We believe that other medical device manufacturers provide substantially similar severance benefits to their senior officers and that providing severance benefits to our Chief Executive Officer and Chief Financial Officer is therefore consistent with market practices. We believe that such benefits are reasonable to protect the Chief Executive Officer and Chief Financial Officer against the risk of having no compensation while they seek alternative employment following a termination of their employment with us. The terms of the severance provisions for Mr. Martin and Mr. Betterley, on the one hand, and Dr. Kallok, on the other hand, vary in certain respects because Dr. Kallok’s agreement was negotiated in May 2003 before we had formed a compensation committee and when the composition of the board was different than the current board, and Mr. Martin’s agreement was negotiated in December 2006 and Mr. Betterley’s agreement was negotiated in April 2008.
     The following table shows as of June 30, 2008 the potential payments upon termination by us without cause or by the employee for good reason for Messrs. Martin and Kallok:

	12 Months	12 Months Health
Name	Base Salary	Insurance Costs	Bonus	Total
David L. Martin	$395,000	$12,000	$0	$407,000
Michael J. Kallok, Ph.D.	255,000	12,000	100,000	367,000
     Mr. Betterley joined us on April 14, 2008 and, therefore, was not employed by us for at least six months at June 30, 2008. Accordingly, he would have received no termination payments at that time.
Non-Competition Agreements
     The employment agreements for David Martin, Laurence Betterley, Michael Kallok and James Flaherty contain non-competition provisions. The non-competition provisions prohibit these officers from providing services to any person or entity in connection with products that compete with those of the company. The geographic market covered by the agreements is that in which we compete at the time of the executive’s termination. The non-competition restrictions are in effect during the period that each of these officers is employed by us and continue for one year following the termination of their employment with us.
Employee Benefit Plans
     Current Equity Plans
     2007 Equity Incentive Plan. Our board of directors adopted our 2007 Equity Incentive Plan, or the 2007 Plan, in October 2007 and approved certain amendments to the 2007 Plan in November 2007, and our shareholders approved the 2007 Plan in December 2007. The 2007 Plan became effective on the date of board approval. Incentive stock options may be granted pursuant to the 2007 Plan until October 2017 and other awards may be granted under the plan until the 2007 Plan is discontinued or terminated by the administrator.
     Equity Awards. The 2007 Plan permits the granting of incentive stock options, nonqualified options, restricted stock awards, restricted stock units, performance share awards, performance unit awards and stock appreciation rights to employees, officers, consultants and directors.
     Share Reserve. The aggregate number of shares of our common stock issuable pursuant to stock awards under the 2007 Plan prior to July 1, 2008 was 3,000,000 shares. The number of shares of our common stock reserved for issuance will automatically increase on the first day of each fiscal year, beginning on July 1, 2008, and ending on July 1, 2017, by the lesser of (i) 1,500,000 shares, (ii) 5% of the outstanding shares of common stock on such date or (iii) a lesser amount determined by the board of directors. As of July 1, 2008, the number of shares reserved under the 2007 Plan was increased by

379,397 shares. As of September 30, 2008, we had 2,158,364 options outstanding under our 2007 Plan at a weighted average exercise price of $7.92 per share and 949,098 shares of restricted stock outstanding subject to a risk of forfeiture.
     Under the 2007 Plan, no person may be granted equity awards intended to qualify as performance-based compensation covering more than 100,000 shares of our common stock during any calendar year pursuant to stock options, stock appreciation rights, restricted stock awards or restricted stock unit awards.
     If any awards granted under the 2007 Plan expire or terminate prior to exercise or otherwise lapse, or if any awards are settled in cash, the shares subject to such portion of the award are available for subsequent grants of awards. Further, shares of stock used to pay the exercise price under any award or used to satisfy any tax withholding obligation attributable to any award, whether withheld by us or tendered by the participant, will continue to be reserved and available for awards granted under the 2007 Plan.
     The total number of shares and the exercise price per share of common stock that may be issued pursuant to outstanding awards under the 2007 Plan are subject to adjustment by the board of directors upon the occurrence of stock dividends, stock splits or other recapitalizations, or because of mergers, consolidations, reorganizations or similar transactions in which we receive no consideration. The board of directors may also provide for the protection of plan participants in the event of a merger, liquidation, reorganization, divestiture (including a spin-off) or similar transaction.
     Administration. The 2007 Plan may be administered by the board of directors or a committee appointed by the board. Any committee appointed by the board to administer the 2007 Plan shall consist of at least two “non-employee” directors (as defined in Rule 16b-3, or any successor provision, of the General Rules and Regulations under the Securities Exchange Act of 1934). The plan administrator has broad powers to administer and interpret the 2007 Plan, including the authority to (i) establish rules for the administration of the 2007 Plan, (ii) select the participants in the 2007 Plan, (iii) determine the types of awards to be granted and the number of shares covered by such awards, and (iv) set the terms and conditions of such awards. All determinations and interpretations of the plan administrator are binding on all interested parties.
     Our board of directors may terminate or amend the 2007 Plan, except that the terms of award agreements then outstanding may not be adversely affected without the consent of the participant. The board of directors may not amend the 2007 Plan to materially increase the total number of shares of our common stock available for issuance under the 2007 Plan, materially increase the benefits accruing to any individual, decrease the price at which options may be granted, or materially modify the requirements for eligibility to participate in the 2007 Plan without the approval of our shareholders if such approval is required to comply with the Internal Revenue Code of 1986, as amended, or the Code, or other applicable laws or regulations.
     Stock Options. Options granted under the 2007 Plan may be either “incentive” stock options within the meaning of Code Section 422 or “nonqualified” stock options that do not qualify for special tax treatment under Code Section 422. No incentive stock option may be granted with a per share exercise price less than the fair market value of a share of the underlying common stock on the date the incentive stock option is granted. Unless otherwise determined by the plan administrator, the per share exercise price for nonqualified stock options granted under the 2007 Plan also will not be less than the fair market value of a share of our common stock on the date the nonqualified stock option is granted.
     The period during which an option may be exercised and whether the option will be exercisable immediately, in stages, or otherwise is set by the administrator. An incentive stock option generally may not be exercisable more than ten years from the date of grant.
     Participants generally must pay for shares upon exercise of options with cash, certified check or our common stock valued at the stock’s then fair market value. Each incentive option granted under the 2007 Plan is nontransferable during the lifetime of the participant. A nonqualified stock option may, if permitted by the plan administrator, be transferred to certain family members, family limited partnerships and family trusts.
     The plan administrator may, in its discretion, modify or impose additional restrictions on the term or exercisability of an option. The plan administrator may also determine the effect that a participant’s termination of employment with us or a subsidiary may have on the exercisability of such option. The grants of stock options under the 2007 Plan are subject to the plan administrator’s discretion.
     Tax Limitations on Stock Options. “Nonqualified” stock options granted under the 2007 Plan are not intended to and do not qualify for favorable tax treatment available to “incentive” stock options under Code Section 422. Generally, no income is taxable to the participant (and we are not entitled to any deduction) upon the grant of a nonqualified stock option. When a nonqualified stock option is exercised, the participant generally must recognize compensation taxable as ordinary income equal to the difference between the option price and the fair market value of the shares on the date of exercise. We normally will receive a deduction equal to the amount of compensation the participant is required to recognize as ordinary income and must comply with applicable tax withholding requirements.
     “Incentive” stock options granted pursuant to the 2007 Plan are intended to qualify for favorable tax treatment to the participant under Code Section 422. Under Code Section 422, a participant realizes no taxable income when the incentive stock option is granted. If the participant has been an employee of ours or any subsidiary at all times from the date of grant until three months before the date of exercise, the participant will realize no taxable income when the option is exercised. If the participant does not dispose of shares acquired upon exercise for a period of two years from the granting of the incentive stock option and one year after receipt of the shares, the participant may sell the shares and report any gain as capital gain. We will not be entitled to a tax deduction in connection with either the grant or exercise of an incentive stock option, but may be required to comply with applicable withholding requirements. If the participant should dispose of the shares prior to the expiration of the two-year or one-year periods described above, the participant will be deemed to have received compensation taxable as ordinary income in the year of the early sale in an amount equal to the lesser of (i) the difference between the fair market value of our common stock on the date of exercise and the option price of the shares, or (ii) the difference between the sale price of the shares and the option price of shares. In the event of such an early sale, we will be entitled to a tax deduction equal to the amount recognized by the participant as ordinary income. The foregoing discussion ignores the impact of the alternative minimum tax, which may particularly be applicable to the year in which an incentive stock option is exercised.
     Stock Appreciation Rights. A stock appreciation right may be granted independent of or in tandem with a previously or contemporaneously granted stock option, as determined by the plan administrator. Generally, upon the exercise of a stock appreciation right, the participant will receive cash, shares of common stock or some combination of cash and shares having a value equal to the excess of (i) the fair market value of a specified number of shares of our common stock, over (ii) a specified exercise price. If the stock appreciation right is granted in tandem with a stock option, the exercise of the stock appreciation right will generally cancel a corresponding portion of the option, and, conversely, the exercise of the stock option will cancel a corresponding portion of the stock appreciation right. The plan administrator will determine the term of the stock appreciation right and how it will become exercisable. A stock appreciation right may not be transferred by a participant except by will or the laws of descent and distribution.
     Restricted Stock Awards and Restricted Stock Unit Awards. The plan administrator is also authorized to grant awards of restricted stock and restricted stock units. Each restricted stock award granted under the 2007 Plan shall be for a number of shares as determined by the plan administrator, and the plan administrator, in its discretion, may also establish continued employment, achievement of performance criteria, vesting or other conditions that must be satisfied for the restrictions on the transferability of the shares and the risks of forfeiture to lapse. Each restricted stock unit represents the right to receive cash or shares of our common stock, or any combination thereof, at a future date, subject to continued employment, achievement of performance criteria, vesting or other conditions as determined by the plan administrator.
     If a restricted stock award or restricted stock unit award is intended to qualify as “performance-based compensation” under Code Section 162(m), the risks of forfeiture shall lapse based on the achievement of one or more performance objectives established in writing by the plan administrator in accordance with Code Section 162(m) and the applicable regulations. Such performance objectives shall consist of any one, or a combination of, (i) revenue, (ii) net income, (iii) earnings per share, (iv) return on equity, (v) return on assets, (vi) increase in revenue, (vii) increase in share price or earnings, (viii) return on investment, or (ix) increase in market share, in all cases including, if selected by the plan administrator, threshold, target and maximum levels.
     Performance Share Awards and Performance Units Awards. The plan administrator is also authorized to grant performance share and performance unit awards. Performance share awards generally provide the participant with the opportunity to receive shares of our common stock and performance units generally provide recipients with the opportunity to receive cash awards, but only if certain performance criteria are achieved over specified performance periods. A performance share award or performance unit award may not be transferred by a participant except by will or the laws of descent and distribution.
     Prior Equity Plans
     2003 Stock Option Plan. Our board of directors adopted our 2003 Stock Option Plan, or 2003 Plan, in May 2003, and the shareholders approved the 2003 Plan in November 2003, in order to provide for the granting of stock options to our employees, directors and consultants. The 2003 Plan permits the granting of incentive stock options meeting the requirements of Section 422 of the Code, and also nonqualified options, which do not meet the requirements of Section 422. Under the 2003 Plan, 3,800,000 shares of common stock were reserved for issuance pursuant to options granted under the 2003 Plan and approved by the board of directors in February 2005 and August 2006 and shareholders in March 2005 and October 2006.
     The 2003 Plan is administered by the board of directors. The 2003 Plan gives broad powers to the board of directors to administer and interpret the Plan, including the authority to select the individuals to be granted options and to prescribe the particular form and conditions of each option granted. If the board of directors so directs, the 2003 Plan may be administered by a stock option committee of three or more persons who would be appointed and serve at the pleasure of the board.
     Incentive stock options are permitted to be granted pursuant to the 2003 Plan through May 20, 2013, ten years from the date our board of directors adopted the 2003 Plan. Nonqualified stock options may be granted pursuant to the 2003 Plan until the 2003 Plan is terminated by the board of directors. In the event of a sale of substantially all of our assets or in the event of a merger, exchange, consolidation, or liquidation, the board of directors is authorized to terminate the 2003 Plan. As of September 30, 2008 there were 3,504,500 options outstanding under the 2003 Plan with a weighted average exercise price of $5.76 per share, and no further shares will be issued under the 2003 Plan.
     1991 Stock Option Plan. The 1991 Stock Option Plan, or 1991 Plan, was adopted by the board of directors in July 1991. Under the 1991 Plan, 750,000 shares of common stock were reserved for option grants. With the creation of the 2003 Plan, no additional options were granted under the 1991 Plan. As of September 30, 2008, there were options outstanding under the 1991 Plan to purchase an aggregate of 48,611 shares of common stock with a weighted average exercise price of $12.00 per share.
     Options Granted Outside Stock Option Plans
     In addition to the options granted under the 2007, 2003 and 1991 Plans, the board of directors has granted options outside of those plans. As of September 30, 2008, there were 130,000 such options outstanding with a weighted average exercise price of $5.06 per share.
     401(k) Plan
We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute any amount of his or her pre-tax compensation, up to the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions. Participant contributions are held and invested by the plan’s trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In fiscal 2008, we made no contributions to the plan.
Compensation Committee Interlocks and Insider Participation
No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We have had a compensation committee for one year. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.
Director Compensation
     The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. Upon initial election to the board of directors, each non-employee director has been granted an option to purchase 60,000 shares of our common stock. In subsequent years, each non-employee director has received an annual stock option grant to purchase a quantity of our common stock that is determined by our board of directors on an annual basis. For fiscal year 2008, each of our non-employee directors was granted options to purchase 30,000 shares of our common stock. The board has, in the past, granted additional options to our board chairman and each of our committee chairs for services in those capacities. In addition, certain directors received additional grants in fiscal 2008 as described in the footnotes below.
     The following table provides summary information concerning the compensation of each non-employee director during the fiscal year ended June 30, 2008.

Name	Option Awards(1)(2)(3)
Brent G. Blackey(4)	$109,337
John H. Friedman(5)	137,051
Geoffrey O. Hartzler, M.D.(5)(6)	506,398
Roger J. Howe, Ph.D.(5)(7)	768,522

Name	Option Awards(1)(2)(3)
Glen D. Nelson, M.D.(5)	125,002
Gary M. Petrucci(5)(8)	1,408,858
Christy Wyskiel(5)	137,051

(1)	The value of options in this table represent the amounts recognized for financial statement reporting purposes for fiscal 2008 in accordance with FAS 123(R), and thus may include amounts from awards granted in and prior to fiscal 2008. For a discussion of valuation assumptions and additional SFAS No. 123(R) disclosures, see Note 6 to our consolidated financial statements regarding stock compensation at page F-17 of this Form 10.

(2)	Certain of our stock option agreements provide that in the event of a change of control, (the sale by us of substantially all of our assets and the consequent discontinuance of our business, or in the event of a merger, exchange or liquidation of us), the vesting of all options will accelerate and the options will be immediately exercisable as of the effective date of the change of control. It is a condition to the closing of the merger with Replidyne that we obtain an acknowledgement in a form reasonably acceptable to Replidyne from our officers and directors and the holders of 80% of the remainder of these options that the terms of the option agreements related thereto do not provide that the vesting of such securities will accelerate, in whole or in part, in connection with or as a result of the consummation of the merger and the other transactions contemplated by the merger agreement.

(3)	The aggregate number of shares subject to outstanding option awards held by each of the directors listed in the table above as of June 30, 2008 was as follows: Mr. Blackey — 70,000 shares; Mr. Friedman — 90,000 shares; Dr. Hartzler — 199,809 shares; Dr. Howe — 272,775 shares; Dr. Nelson — 135,000 shares; Mr. Petrucci — 476,161 shares; and Ms. Wyskiel — 90,000 shares.

(4)	In connection with his initial election to the board of directors, Mr. Blackey was granted a ten-year option to purchase 60,000 shares of our common stock at $5.11 per share on October 9, 2007, such option to vest one-third on each of the first three anniversaries of the date of grant. Mr. Blackey was also granted an immediately vested ten-year option to purchase 10,000 shares of our common stock at $5.11 in connection with his appointment as chairman of the audit committee. The grant date fair value of the option awards granted to Mr. Blackey, computed in accordance with SFAS No. 123(R), was $312,130.

(5)	As compensation for their continued board service, on October 9, 2007 and November 13, 2007 each of Messrs. Friedman, Howe and Petrucci was granted options to purchase 6,680 shares of our common stock at $5.11 per share and 23,320 shares of our common stock at $7.36 per share, respectively, and each of Messrs. Hartzler and Nelson and Ms. Wyskiel was granted options to purchase 6,681 shares of our common stock at $5.11 per share and 23,319 shares of our common stock at $7.36 per share, respectively. On November 13, 2007, Mr. Petrucci was granted an option to purchase an additional 15,000 shares at $7.36 per share in connection with his service as chairman of the board. The grant date fair value of the option award granted to each of Messrs. Friedman, Hartzler, Howe and Nelson and Ms. Wyskiel, computed in accordance with SFAS No. 123(R), was $125,002. The grant date fair value of the option award granted to Mr. Petrucci, computed in accordance with SFAS No. 123(R), was $1,408,858. The options held by Mr. Friedman are held for the benefit of Easton Capital Partners, LP and Easton Hunt Capital Partners, L.P. The options held by Ms. Wyskiel are held for the benefit of Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd.

(6)	On February 14, 2008, Dr. Hartzler was granted a five-year option to purchase 114,809 shares of our common stock at $9.04 per share to replace an expired and unexercised option. The grant date fair value of this option award, computed in accordance with SFAS No. 123(R), was $381,395.

(7)	On December 31, 2007, Dr. Howe was granted a five-year option to purchase 187,775 shares of our common stock at $7.86 per share to replace an expired and unexercised option. The grant date fair value of this option award, computed in accordance with SFAS No. 123(R), was $626,981.

(8)	On December 31, 2007, Mr. Petrucci was granted a five-year option to purchase 366,161 shares of our common stock at $7.86 per share to replace an expired and unexercised option. The grant date fair value of this option award, computed in accordance with SFAS No. 123(R), was $1,222,612.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     The following is a summary of transactions since July 1, 2004 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this Form 10 entitled “Compensation Discussion and Analysis.”
Issuance of Warrants to Loan Guarantors
     On September 12, 2008, we entered into a loan and security agreement with Silicon Valley Bank. The agreement includes a $3.0 million term loan, a $5.0 million accounts receivable line of credit, and two term loans for an aggregate of $5.5 million that are guaranteed by certain of our affiliates. One of our directors and two entities affiliated with two of our directors agreed to act as guarantors of these term loans. Those guarantors are Glen Nelson, who is guaranteeing $1.0 million, funds managed by Maverick Capital, Ltd., which are guaranteeing $2.5 million, and Easton Capital Investment Group, which is guaranteeing $2.0 million. Our director Christy Wyskiel is a Managing Director of Maverick Capital, Ltd., and our director John Friedman is the Managing Partner of Easton Capital Investment Group. In consideration for guaranteeing the investor guaranty line of credit, we issued the guarantors warrants to purchase shares of our common stock at an exercise price of $6.00 per share in the following amounts: funds managed by Maverick Capital, Ltd., 208,333 shares; Easton Capital Investment Group, 166,667 shares; and Glen Nelson, 83,333 shares. These warrants are immediately exercisable and have terms of five years.
Preferred Stock Issuances
     Issuance of Series B Convertible Preferred Stock
     In December 2007 we issued an aggregate of 2,162,150 shares of our Series B convertible preferred stock at a price per share of $9.25, for an aggregate purchase price of approximately $20 million. We believe that the conversion price of the Series B convertible preferred stock into common stock at $9.25 per share represented or exceeded the fair value of our common stock at issuance. The table below sets forth the number of Series B convertible preferred shares sold to our 5% holders, directors, officers and entities associated with them. The terms of these purchases were the same as those made available to unaffiliated purchasers.

	Number of Shares of
	Series B	Approximate
	Convertible	Aggregate Purchase
Name	Preferred Stock	Price ($)
Brent G. Blackey	5,000	$46,250
GDN Holdings, LLC(1)	54,054	500,000
Paul Koehn	3,784	35,002
Maverick Capital, Ltd.(2)(3)	108,108	999,999
ITX International Equity Corp.	324,325	3,000,006
Whitebox Hedged High Yield Partners, LP	939,517	8,690,532

(1)	Glen Nelson, one of our directors, is the sole owner of GDN Holdings, LLC.

(2)	Christy Wyskiel, one of our directors, is a Managing Director of Maverick Capital, Ltd.

(3)	Consists of shares issued to Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd.
     Issuance of Series A-1 Convertible Preferred Stock
     From July through October 2007, we issued an aggregate of 2,188,425 shares of our Series A-1 convertible preferred stock at a price per share of $8.50, for an aggregate purchase price of approximately $18.6 million. The table below sets forth the number of Series A-1 convertible preferred shares sold to our 5% holders, directors, officers and entities associated with them. The terms of these purchases were the same as those made available to unaffiliated purchasers.

	Number of Shares of
	Series A-1	Approximate
	Convertible	Aggregate Purchase
Name	Preferred Stock	Price ($)
Brent G. Blackey	5,900	$50,150
John Borrell	11,764	99,994
GDN Holdings, LLC(1)	41,913	356,261
Maverick Capital, Ltd.(2)(3)	235,394	2,000,850
Mitsui & Co. Venture Partners II, L.P.(4)	117,645	1,000,000
Robert J. Thatcher	12,000	102,000
ITX International Equity Corp.	47,079	400,172

(1)	Glen Nelson, one of our directors, is the sole owner of GDN Holdings, LLC.

(2)	Christy Wyskiel, one of our directors, is a Managing Director of Maverick Capital, Ltd.

(3)	Consists of shares issued to Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd.

(4)	Mitsui & Co. Venture Partners II, L.P. is a 5% holder, as set forth in the section entitled “Principal Shareholders.”
     Issuance of Series A Convertible Preferred Stock
     From July through October 2006, we issued an aggregate of 4,728,547 shares of our Series A convertible preferred stock and warrants to purchase an aggregate of 671,453 shares of our Series A convertible preferred stock at a price per unit of $5.71, for an aggregate purchase price of approximately $27 million. The table below sets forth the number of Series A convertible preferred shares and Series A warrants sold to our 5% holders, directors, officers and entities associated with them. The terms of these purchases were the same as those made available to unaffiliated purchasers.

		Number of Series
	Number of Shares of	A Convertible	Approximate
	Series A Convertible	Preferred Stock	Aggregate Purchase
Name	Preferred Stock	Warrant Shares	Price ($)
Easton Capital Investment Group(1)(2)	1,225,920	174,080	$7,000,000
Maverick Capital, Ltd.(3)(4)	1,751,313	248,686	9,999,997
GDN Holdings LLC(5)	131,349	18,652	750,003
Gary M. Petrucci(6)	36,124	5,130	206,268
Mitsui & Co. Venture Partners II, L.P.(7)	675,148	95,871	3,855,095
ITX International Equity Corp.	350,263	49,737	2,000,002

(1)	John Friedman, one of our directors, is the Managing Partner of the Easton Capital Investment Group. Mr. Friedman disclaims any beneficial ownership of the shares held by entities affiliated with Easton Capital Investment Group.

(2)	Consists of shares issued to Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(3)	Christy Wyskiel, one of our directors, is a Managing Director of Maverick Capital, Ltd.

(4)	Consists of shares issued to Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd.

(5)	Glen Nelson, one of our directors, is the sole owner of GDN Holdings, LLC.

(6)	Mr. Petrucci acquired Series A convertible preferred stock pursuant to the conversion of an 8% convertible promissory note in the principal amount of $200,000 that was issued to him in connection with our bridge financing that occurred from February 2006 through July 2006.

(7)	Mitsui & Co. Venture Partners II, L.P. is a 5% holder, as set forth in the section entitled “Principal Shareholders.”

Common Stock Issuances
     2005 Private Placement
     Between April 15, 2005 and August 25, 2005, we issued an aggregate of 452,500 shares of our common stock at a price per share of $8.00, for an aggregate purchase price of approximately $3.6 million. GDN Holdings, LLC, an entity wholly-owned by Glen Nelson, one of our directors, purchased 12,500 shares of our common stock in the offering for an aggregate purchase price of $100,000. The terms of this purchase were the same as those made available to unaffiliated purchasers.
     2004 Private Placement
     Between January 12, 2004 and March 2, 2005, we issued an aggregate of 600,504 shares of our common stock at a price per share of $6.00, for an aggregate purchase price of approximately $3.6 million. GDN Holdings, LLC, an entity wholly-owned by Glen Nelson, one of our directors, purchased 16,667 shares of our common stock in the offering for an aggregate purchase price of $100,002. The terms of this purchase were the same as those made available to unaffiliated purchasers.
Investors’ Rights Agreement
     We are a party to an investors’ rights agreement, which provides that holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.” This agreement will be terminated upon the consummation of the merger with Replidyne in accordance with the preferred stockholder conversion agreement described below.
Stockholders Agreement
     We are party to a stockholders agreement, which provides that holders of our convertible preferred stock have the right to elect up to two directors to our board of directors, to maintain a pro rata interest in our company through participation in offerings that occur before we become a public company, and to force other parties to the agreement to vote in favor of significant corporate transactions such as a consolidation, merger, sale of substantially all of the assets of our company or sale of more than 50% of our voting capital stock. In addition, the stockholders agreement places certain transfer restrictions upon our shareholders party thereto. This stockholders agreement will terminate upon the conversion of all our preferred stock into our common stock immediately prior to the effective time of the merger with Replidyne.
Preferred Stockholder Conversion Agreement
     Concurrently with the execution of the merger agreement with Replidyne, the holders of approximately 68% of our outstanding preferred stock, calculated on an as-converted to common stock basis, entered into an agreement with us pursuant to which all outstanding shares of our preferred stock will be automatically converted into shares of our common stock, effective as of immediately prior to the effective time of the merger. Parties to this agreement include all of the holders of more than 5% of our capital stock and GDN Holdings, LLC. In consideration of the agreement of such stockholders, we will issue to the holders of our preferred stock warrants to purchase 3,500,000 shares of our common stock at an exercise price of $5.71 per share, pro rata to each such holder based on its percentage of the outstanding shares of our preferred stock on an as-converted to common stock basis.
Other Transactions
     On December 12, 2007, we entered into an agreement with Reliant Pictures Corporation, or RPC, to participate in a documentary film to be produced by RPC. Portions of the film will focus on our technologies, and RPC will provide separate filmed sections for our corporate use. In connection with that agreement, we agreed to contribute $250,000 toward the production of the documentary. One of our directors, Roger J. Howe, holds more than 10% of the equity of RPC and is a director of RPC. Additionally, Gary M. Petrucci, another one of our directors, is a shareholder of RPC.
     We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Management — Grants of Plan-Based Awards Table.”
     In fiscal year 2005, as compensation for their director services to us, we granted each of Gary Petrucci and Roger Howe warrants to purchase 20,000 shares of our common stock at an exercise price of $6.00 per share. These warrants expire in November 2009.
Policies and Procedures for Related Party Transactions
     As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.
DIRECTOR INDEPENDENCE
     Please see Item 5 for a listing of our directors. Our board of directors has determined that seven of our nine directors are independent directors, as defined under the applicable regulations of the SEC and under the applicable rules of the Nasdaq Stock Market LLC. The independent directors are Messrs. Nelson, Blackey, Friedman, Hartzler, Howe and Petrucci and Ms. Wyskiel.

ITEM 8. LEGAL PROCEEDINGS
     Shturman Legal Proceedings
     We have recently resolved a legal proceeding relating to a dispute against Dr. Leonid Shturman, our founder, and Shturman Medical Systems, Inc., or SMS, a company owned by Dr. Shturman, but Dr. Shturman’s counterclaims against CSI remain outstanding. The proceedings related to a Stock Purchase Agreement dated June 30, 1998 between us and SMS, and Dr. Shturman’s employment agreement with us, dated January 7, 2000. Pursuant to the Stock Purchase Agreement, SMS purchased all the stock of our former Russian subsidiary, ZAO Shturman Cardiology Systems, Russia. In exchange, SMS agreed to transfer to us all present and future intellectual property and know-how associated with atherectomy products and associated accessory products that were developed by SMS and the Russian subsidiary. Pursuant to the employment agreement, Dr. Shturman was required to assign to us certain inventions made by him. On or about November 2006, we discovered that Dr. Shturman had sought patent protection in the United Kingdom and with the World Intellectual Property Organization as the sole inventor for technology relating to the use of counterbalance weights with rotational atherectomy devices, or the counterbalance technology, which we maintained should have been assigned to us under the Stock Purchase Agreement and the employment agreement.
     We commenced an arbitration proceeding against SMS on August 16, 2007. Following a trial, on May 5, 2008, an arbitrator ruled that the counterbalance technology was developed pursuant to agreements between the parties and ordered SMS to transfer to us its interest in the counterbalance technology.
     Also on August 16, 2007, we commenced a federal lawsuit in the U.S. District Court in Minnesota against Dr. Shturman for breach of his employment agreement. We alleged that the counterbalance technology was disclosed or documented during the term of Dr. Shturman’s employment agreement and sought a judgment for breach of the employment agreement and a declaratory judgment that Dr. Shturman must assign his interest in the counterbalance technology to us. Dr. Shturman filed counterclaims against us and other co-defendants asserting conversion, theft and unjust enrichment for the alleged illegal removal and transport to the United States of two drive shaft winding devices purportedly developed by Shturman Cardiology Systems, Russia, as well as raising certain affirmative defenses.
     On September 4 and 5, 2008, we settled all of our claims in the federal lawsuit against Dr. Shturman. As part of the settlement, Dr. Shturman agreed that he is not the author or owner of the counterbalance technology, as defined in the May 5, 2008 award of the arbitrator. However, as part of the settlement, Dr. Shturman has the right to argue that the counterbalance technology is separate and distinct from the inventions or know-how contained in any current or future patent applications made by him, and we have the right to argue that such patent applications do incorporate the counterbalance technology. In settlement of Dr. Shturman’s counterclaim against us, we paid Dr. Shturman $50,000. In addition, as part of the settlement, we referred to Dr. Shturman names of parties that may be interested in purchasing up to 22,000 shares of our common stock held by him at a fixed price. Dr. Shturman’s counterclaims against us remain outstanding pending execution of the settlement agreement by all co-defendants in the lawsuit. We anticipate that following execution by all co-defendants, Dr. Shturman's counterclaims against us will be dismissed.
     ev3 Legal Proceedings
     On December 28, 2007, ev3 Inc., ev3 Endovascular, Inc. and FoxHollow Technologies, Inc., together referred to as the Plaintiffs, filed a complaint in the Ramsey County District Court for the State of Minnesota against us and Sean Collins and Aaron Lew, who are former employees of FoxHollow currently employed by us, as well as against unknown former employees of Plaintiffs currently employed by us, referred to in the complaint as John Does 1-10. The complaint asserted that Messrs. Lew and Collins and John Does 1-10 violated provisions of their employment agreements with FoxHollow relating to FoxHollow confidential information. The complaint also asserted that defendants Lew and John Does 1-10 violated provisions of their employment agreements with FoxHollow barring them from soliciting FoxHollow employees for a period of one year following their departures from FoxHollow. The complaint also alleged that Collins and Lew violated a common law duty of loyalty to FoxHollow. The complaint further alleged that we, Collins, Lew and John Does 1-10 misappropriated trade secrets of the Plaintiffs, unfairly competed with the Plaintiffs, and conspired to improperly solicit employees of FoxHollow or ev3 and to misappropriate trade secrets or confidential information of FoxHollow or ev3. Finally, the complaint asserted that we tortiously interfered with the alleged agreements between FoxHollow and Collins, Lew and John Does 1-10.
     The complaint stated that Plaintiffs were seeking an injunction preventing Messrs. Collins and Lew and John Does 1-10 from violating the terms of their agreements with FoxHollow; preventing all defendants from maintaining, using, or disclosing any information belonging to Plaintiffs and requiring them to return any such information to Plaintiffs; preventing us from employing Messrs. Collins and Lew and John Does 1-10 for a period of one year; preventing all defendants from contacting certain of Plaintiffs’ customers (referred to as “Key Opinion Leaders” and “Thought Leaders”) for one year; and, preventing us and our employees from soliciting or hiring any of Plaintiffs’ current employees for a period of one year. The complaint also stated that Plaintiffs were seeking recovery of monetary damages in an amount greater than $50,000 and payment of their attorneys’ fees and costs.
     On December 28, 2007, the Plaintiffs filed with the court a motion for a temporary restraining order, which the court granted in part and denied in part in an order dated January 10, 2008. The court denied the request for an injunction requiring us to terminate the employment of Messrs. Collins and Lew and of approximately nine former employees of one or more of the Plaintiffs who began employment with us in early 2008. The court also denied the request for an injunction barring us from contacting physicians who may also be FoxHollow Key Opinion Leaders or Thought Leaders. In the same order, the court enjoined former employees of ev3 or FoxHollow who are now employed with us from disclosing trade secrets of ev3 or FoxHollow. The court also directed that any of our employees who were both formerly employed with any of the Plaintiffs and who signed a FoxHollow employment agreement must not disclose the identity of FoxHollow Key Opinion Leaders or Thought Leaders or use this information to aid us. The court further ordered that any of these persons must not maintain, use or disclose any confidential information about the FoxHollow Key Opinion Leaders or Thought Leaders that was received while they were employed with FoxHollow. It also directed that if any former employees of the Plaintiffs had already disclosed or used the identity of FoxHollow Key Opinion Leaders or Thought Leaders, they were required to advise the persons to whom they made the disclosure in writing that this information is confidential and may not be used by them or disclosed to anyone. The court also ordered that if any employee of ours who was formerly employed by FoxHollow or ev3 contacts any physician who is a FoxHollow Key Opinion Leader or Thought Leader, he must be able to trace, document and account, with specificity, how he or she was able to identify such prospect through information, records or documents obtained outside his or her employment with Plaintiffs. The court further directed that any of our employees who were formerly employed by FoxHollow or ev3 and who are subject to a FoxHollow employee nonsolicitation agreement must not be involved in soliciting or recruiting any current employee of the Plaintiffs to leave that employment or to accept employment with us. In the memorandum accompanying the January 10, 2008 order, the court noted that Mr. Collins admitted he took confidential sales information just prior to the conclusion of his employment with Plaintiffs in violation of his employment agreement, and noted that Mr. Collins had indicated a willingness to return that information to Plaintiffs. Mr. Collins has returned the information.
     We believe the January 10, 2008 court order and the continuing confidentiality obligations of our officers and employees who were subject to employment agreements with FoxHollow will have no material impact on our sales efforts and the efforts of our management. In accordance with the court’s order, we have undertaken an effort to document and account, with specificity, how our employees identified our existing physician customers through information, records or documents that did not originate with FoxHollow, and we have implemented procedures to document how we identify new physician customers. We believe all of our existing physician customers were identified through appropriate sources, such as publicly-available information, employees’ preexisting physician relationships and referrals from existing physician customers. In addition, we do not believe the court order imposes any materially adverse restriction on identifying and contacting new physician prospects since these physicians are typically well-known in their industry and are easily identified through appropriate sources. Accordingly, we do not anticipate that the court order will materially impact our sales efforts.
     On July 2, 2008, Plaintiffs served and filed with the court a second amended complaint. In this amended pleading, Plaintiffs asserted claims against us as well as ten of our employees, Sean Collins, David Gardner, Aaron Lew, Michael Micheli, Kevin Moore, Steve Pringle, Jason Proffitt, Thadd Taylor, Rene Treanor, and Paul Tyska, all of whom were formerly employed by one or more of the Plaintiffs. The second amended complaint also continues to refer to “John Doe 1-10” defendants, who are not identified by name.
     The second amended complaint includes seven counts, which allege as follows:

•	Count 1 — Alleges that individual defendants Collins, Gardner, Lew, Pringle, Proffitt, Taylor, Treanor and the John Doe defendants violated provisions in their employment agreements with their former employer FoxHollow, barring them from misusing FoxHollow confidential information.

•	Count 2 — Alleges that individual defendants Collins, Lew, Micheli, Proffitt, Tyska and John Does violated a provision in their FoxHollow employment agreements barring them, for a period of one year following their departure from FoxHollow, from soliciting or encouraging employees of FoxHollow to join us.

•	Count 3 — Alleges that individual defendants Collins, Gardner, Lew, Moore, Pringle, Proffitt, Taylor and Treanor breached a duty of loyalty owed to FoxHollow.

•	Count 4 — Alleges that we and individual defendants Collins, Lew, Pringle, Proffitt, Taylor, Treanor and John Does misappropriated trade secrets of one or more of the Plaintiffs.

•	Count 5 — Alleges that all defendants engaged in unfair competition.

•	Count 6 — Alleges (i) that we tortiously interfered with the contracts between FoxHollow and individual defendants Collins, Lew, Micheli, Proffitt, Tyska and John Does by allegedly procuring breaches of the non-solicitation — encouragement provision in those agreements, and (ii) that individual defendant Lew tortiously interfered with the contracts between individual defendants Proffitt and Taylor and FoxHollow by allegedly procuring breaches of the confidential information provision in those agreements.

•	Count 7 — Alleges that all defendants conspired to gain an unfair competitive and economic advantage for us to the detriment of the Plaintiffs.
     In the second amended complaint, the Plaintiffs seek, among other forms of relief, an award of damages in an amount greater than $50,000, a variety of forms of injunctive relief, exemplary damages under the Minnesota Trade Secrets Act, and recovery of their attorney fees and litigation costs. Although we have requested the information, the Plaintiffs have not yet disclosed what specific amount of damages they claim.
     The action is presently in the discovery phase. We have responded to interrogatories and document requests served by the Plaintiffs and have also served written discovery requests directed to the Plaintiffs. We expect that numerous witness depositions and other discovery activities will continue in the coming months.
     In July 2008, we and the individual defendants filed motions to dismiss the action. These motions were based on the argument that the Plaintiffs are required to resolve the claims at issue in arbitration in accordance with arbitration provisions in the employment agreements between at least eight of the individual defendants and FoxHollow. In an order dated October 2, 2008, the court granted this motion with respect to the claims against individual defendants Collins, Gardner, Micheli, Moore, Pringle, Proffitt, Taylor and Treanor. The court said that the claims against these parties must be determined in arbitration and stayed proceedings in the Ramsey County action against these parties pending the outcome of any arbitration proceeding. The October order also denied the motion to dismiss or stay the proceedings brought by individual defendants Lew and Tyska, and on October 20, 2008, counsel for defendants Lew and Tyska served notice that they are appealing the denial of their motion. The October order also denied our motion to stay proceedings in the Ramsey County action pending completion of arbitration.
     On August 29, 2008, the court issued an Amended Scheduling Order for the action. The Amended Scheduling Order provided, among other deadlines, that mediation would need to be completed by January 9, 2009, that the discovery period in the case would conclude on January 9, 2009, that any dispositive motions would be heard by February 6, 2009, and that trial, if necessary, would take place in May and June 2009. In its October order, the court said that it was granting a motion by the Plaintiffs to extend the deadlines for disclosure of expert witnesses and as a result of these changes, the court indicated that other deadlines in the earlier Scheduling Order “shall be extended” and directed that the parties confer and provide new proposed deadlines consistent with the changes specified in the October order.
     On October 14, the Plaintiffs in the Ramsey County action filed a motion seeking additional preliminary injunctive relief. This motion seeks an order pending trial that would: (1) expand the scope of the prohibitions set forth in the court’s January temporary restraining order so that they apply not only with respect to the customers of Plaintiffs who are characterized as Key Opinion Leaders or Thought Leaders but also to any other of Plaintiffs’ customers; (2) bar us from recruiting, interviewing or hiring any ev3 employee; (3) enjoin us from employing 18 persons who were previously employed by one or more of the Plaintiffs in the same geographic territory that he or she covered when employed by Plaintiffs; (4) requiring us and other defendants to return all of Plaintiffs’ information in their possession and to certify compliance; and

(5) requiring us to implement certain measures aimed at preventing any continued or future acquisition of information belonging to the Plaintiffs. On October 27, 2008, both we and the individual defendants filed briefs in opposition to ev3’s motion for additional injunctive relief. A hearing on this motion took place on November 14, 2008. The court took the motion under advisement and has not yet issued a ruling.
     In late October 2008, both we and individual defendants Lew and Tyska filed Notices of Appeal with the Minnesota Court of Appeals indicating that these parties are appealing the October 2 order, which denied the motions to dismiss previously filed by these parties. In connection with the appeals, we and individual defendants Lew and Tyska filed with the Ramsey County District Court motions to stay proceedings in the District Court pending a decision on the appeals. ev3 opposed the stay motions. A hearing on the stay motions was held on November 20, 2008. The court took the motions under advisement and has not yet issued a ruling.
     In an order dated November 17, 2008, the Minnesota Court of Appeals consolidated the appeal we filed with the appeals filed by co-defendants Lew and Tyska. The initial briefs in support of these appeals are due by December 1, 2008. ev3’s appeal brief is due by December 31, 2008. It is anticipated that oral argument on the appeal will be scheduled in early 2009.
     Our Diamondback 360° is, at least in some applications, considered to be a direct competitor with one of Plaintiffs’ products. Our current Chief Executive Officer, Vice President of Sales, Vice President of Marketing and Vice President of Business Development were formerly employed by FoxHollow. These officers remain subject to confidentiality provisions in their employment agreements with FoxHollow, but the employee nonsolicitation provisions in their agreements with FoxHollow have expired. As of October 31, 2008, 36 of the 108 members of our sales department, or 33.3%, were formerly employed by one or more of the Plaintiffs.
     We are defending this litigation vigorously. However, if we are not successful in this litigation, we could be required to pay substantial damages and could be subject to equitable relief that could include a requirement that we terminate or otherwise alter the terms or conditions of employment of certain employees, including certain key sales personnel who were formerly employed by FoxHollow. In any event, the defense of this litigation, regardless of the outcome, could result in substantial legal costs and diversion of our management’s time and efforts from the operation of our business.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
Absence of a Public Market
     There is no, and there has been no, U.S. public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. We proposed to register shares of our common stock in an initial public offering pursuant to a Registration Statement on Form S-1 originally filed on January 22, 2008 and withdrawn on November 4, 2008.
Holders
     As of September 30, 2008, there were 7,731,450 shares of common stock outstanding held of record by approximately 598 shareholders, 4,737,561 shares of Series A convertible preferred stock outstanding held of record by approximately 45 shareholders, 2,188,425 shares of Series A-1 convertible preferred stock outstanding held of record by approximately 193 shareholders, and 2,162,150 shares of Series B convertible preferred stock outstanding held of record by approximately 89 shareholders. As of September 30, 2008, the outstanding shares of convertible preferred stock were convertible into 9,203,453 shares of common stock, following adjustments made to the conversion prices of the preferred stock in accordance with our articles of incorporation.
Warrants
     As of September 30, 2008, we had outstanding warrants to purchase a total of:
•	686,157 shares of our common stock at a weighted average exercise price of $5.72 per share. These warrants are currently exercisable through September 2013.

•	662,439 shares of our Series A convertible preferred stock at an exercise price of $5.71 per share. These warrants are currently exercisable through March 2008.

•	13,000 shares of our Series B convertible preferred stock at an exercise price of $9.25 per share. These warrants are currently exercisable through September 2018.
     We issued the common stock warrants in connection with various private offerings of our securities and to certain of our directors and business advisors as compensation for their services. We issued the Series A warrants in connection with a private placement of our Series A convertible preferred stock in 2006. We issued the Series B warrants to Silicon Valley Bank in connection with a debt financing. Each warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of, respectively, common stock, Series A convertible preferred stock or Series B convertible preferred stock based on the fair market value of the stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The Series A warrants, Series B warrants and a majority of the common stock warrants provide for anti-dilution adjustments in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other similar change in our corporate structure.
Options and Restricted Stock
     As of September 30, 2008, we had outstanding options to purchase an aggregate of 48,611 shares of our common stock at a weighted average exercise price of $12.00 per share under our 1991 Stock Option Plan, outstanding options to purchase an aggregate of 3,504,500 shares of our common stock at a weighted average exercise price of $5.76 per share under our 2003 Stock Option Plan, outstanding options to purchase an aggregate of 2,158,364 shares of our common stock at a weighted average exercise price of $7.92 per share under our 2007 Equity Incentive Plan, and outstanding options to purchase an aggregate of 130,000 shares of our common stock at a weighted average exercise price of $5.06 per share issued outside of our equity incentive plans. All outstanding options provide for anti-dilution adjustments in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other similar change in our corporate structure.
     In addition, as of September 30, 2008, we had outstanding 949,098 shares of restricted stock issued under our 2007 Equity Incentive Plan, with vesting terms ranging from 12 to 36 months.

Securities Authorized for Issuance

			Number of securities
			remaining available for
	Number of securities		future issuance under
	to be issued upon	Weighted-average exercise	equity compensation
	exercise of outstanding	price of outstanding	plans (excluding
	options, warrants and	options, warrants and	securities reflected in
Plan Category	rights (a)	rights (b)	column (a))(c)
Plans approved by shareholders		$
1991 Stock Option Plan	48,611	12.00	—
2003 Stock Option Plan	3,504,500	5.76	—
2007 Equity Incentive Plan	2,158,364	7.92	271,935
Plans not approved by shareholders	130,000	5.06	—

Total	5,841,475	$6.60	271,935

(a)	Represents the number of securities to be issued upon exercise of outstanding options as of September 30, 2008 under our 1991 Stock Option Plan, 2003 Stock Option Plan and 2007 Equity Incentive Plan and pursuant to options granted outside of these plans.

(b)	Represents the weighted-average exercise price of outstanding options under these plans as of September 30, 2008.

(c)	Represents the number of securities remaining available for issuance under these plans as of September 30, 2008, excluding securities to be issued upon exercise of outstanding options under the plans.
Registration Rights
     The holders of 9,203,453 shares of common stock, assuming the conversion of our preferred stock, have entered into an Investors’ Rights Agreement with us that provides certain registration rights to such holders and certain future transferees of their securities. This agreement will be terminated upon the consummation of the merger with Replidyne in accordance with the preferred stockholder conversion agreement described below. In addition, on September 12, 2008, we issued Silicon Valley Bank a warrant to purchase 13,000 shares of Series B redeemable convertible preferred stock at an exercise price of $9.25 per share, pursuant to which Silicon Valley Bank will become a party to the Investors’ Rights Agreement upon exercise of the warrant. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates.
     Demand Rights. At any time after the earlier of July 19, 2010 or six months after our initial public offering, the holders of a majority of the preferred stock (including for this purpose all shares of common stock issued upon conversion of any preferred stock) including the preferred stock held by entities affiliated with Easton Capital Investment Group and Maverick Capital, Ltd., may demand that we file a registration statement on up to three occasions, covering all or a portion of the common stock underlying the preferred stock.
     Piggyback Rights. Holders of the preferred stock are also entitled to piggyback registration rights that entitle them to participate in any registration undertaken by us (except registrations for business combinations or employee benefit plans) subject to the right of an underwriter to cut back participation pro rata if the number of shares is deemed excessive. The piggyback registration rights are not applicable in the event of our initial public offering.
     Shelf Registration Rights. In addition, if we become a publicly traded company and have been filing reports with the Securities and Exchange Commission for at least 12 months, the holders of the preferred stock may demand that we file a registration statement on Form S-3, provided that at least $1 million of stock is included in the registration.
Stockholders Agreement
We are party to a stockholders agreement, which provides that holders of our convertible preferred stock have the right to elect up to two directors to our board of directors, to maintain a pro rata interest in our company through participation in offerings that occur before we become a public company, and to force other parties to the agreement to vote in favor of significant corporate transactions such as a consolidation, merger, sale of substantially all of the assets of our company or sale of more than 50% of our voting capital stock. In addition, the stockholders agreement places certain transfer restrictions upon our shareholders party thereto. This stockholders agreement will terminate upon the conversion of all our preferred stock into our common stock immediately prior to the effective time of the merger with Replidyne.

Dividend Policy
We have never declared or paid cash dividends on our common stock. We intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any. Our declaration of dividends is limited by our loan and security agreement with Silicon Valley Bank.
The holders of our preferred stock are entitled to receive cash dividends at the rate of 8% of the original purchase price. All dividends shall accrue, whether or not earned or declared, and whether or not we have legally available funds. All such dividends shall be cumulative and shall be payable only (i) when and as declared by the board of directors, (ii) upon our liquidation or dissolution and (iii) upon our redemption of the preferred stock. The holders of the preferred stock have the right to participate in dividends with the common shareholders on an as converted basis.
Rule 144
     In general, under Rule 144 under the Securities Act of 1933, an affiliate who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled to sell, within any three-month period a number of shares that does not exceed the greater of:
•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
These sales may commence beginning 90 days after the effective date of this Form 10, subject to continued availability of current public information about us. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements.
     A person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale may sell the shares proposed to be sold according to the following conditions:
•	If the person has beneficially owned the shares for at least six months, including the holding period of any prior owner other than an affiliate, the shares may be sold, subject to continued availability of current public information about us.

•	If the person has beneficially owned the shares for at least one year, including the holding period of any prior owner other than an affiliate, the shares may be sold without any Rule 144 limitations.
     All of our issued and outstanding shares, other than 908,137 shares of restricted stock, are available for sale under Rule 144 (subject to the requirements described above). None of the shares is being publicly offered by us. Sales of a substantial number of such shares of our common stock pursuant to Rule 144 could have an adverse effect on the price of our common stock should a public market develop.
Rule 701
     Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or written agreement relating to compensation and who is not deemed to have been an affiliate of our company to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES
Issuance of Warrants to Lender and Guarantors
     On September 12, 2008, we entered into a loan and security agreement with Silicon Valley Bank. In connection with that agreement, we issued Silicon Valley Bank a warrant to purchase 13,000 shares of our Series B convertible preferred stock at an exercise price of $9.25 per share. We also issued common stock warrants with an exercise price of $6.00 per share to the guarantors of a portion of the loan in the following amounts: funds managed by Maverick Capital, Ltd., 208,333 shares; Easton Capital Investment Group, 166,667 shares; and Glen Nelson, 83,333 shares. These issuances were made in reliance on Section 4(2) of the Securities Act.
Option Grants and Option Exercises
     Between September 30, 2005 and September 30, 2008, we granted options to purchase 5,934,297 shares of our common stock to our directors, officers and employees, at exercise prices ranging from $5.11 to $9.04 per share. During the same period, we issued and sold 451,500 unregistered shares of our common stock pursuant to option exercises at prices ranging from $1.00 to $6.00 per share. These grants and sales were made in reliance on Rule 701 and Regulation D under the Securities Act.
Restricted Stock Awards
     Between December 12, 2007 and September 30, 2008, we granted 1,001,961 shares of restricted stock to our employees under our 2007 Equity Incentive Plan. These grants were made in reliance on Rule 701 and Regulation D under the Securities Act.
Sales of Shares and Warrants
     Between January 2, 2004 and December 17, 2007, we completed offerings of our common stock, Series A, Series A-1 and Series B convertible preferred stock, and warrants to purchase our Series A convertible preferred stock. Except where otherwise noted, none of the transactions involved any underwriters, underwriting discounts, or commissions or any public offering. We believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder, based on the limited number of offerees in any such offering, representations and warranties made by such offerees in the particular transactions, or the identity of such offerees as either accredited investors or our executive officers or directors.
•	Between November 13, 2007 and December 17, 2007, we raised $20 million in gross proceeds and sold 2,162,150 shares of our Series B convertible preferred stock at a purchase price of $9.25 per share to 89 accredited investors.

•	Between May 16, 2007 and September 19, 2007, we raised $18.6 million in gross proceeds and sold 2,188,425 shares of our Series A-1 convertible preferred stock at a purchase price of $8.50 per share to 192 accredited investors.

•	Between July 19, 2006 and October 3, 2006, we raised $27 million in gross proceeds and sold 4,728,547 shares of our Series A convertible preferred stock and warrants to purchase 671,453 shares of our Series A convertible preferred stock at a purchase price of $5.71 per unit to 44 accredited investors. In connection with the Series A offering, we paid a sales agent fee of $1,525,653 plus expenses and issued warrants to purchase 131,349 shares of our common stock at an exercise price of $5.71 per share.

•	Between April 15, 2005 and August 25, 2005, we raised $3.6 million in gross proceeds and sold 452,500 shares of our common stock at a purchase price of $8.00 per share to 27 accredited investors.

•	Between January 2, 2004 and March 2, 2005, we raised $3.6 million in gross proceeds and sold 600,504 shares of our common stock at a purchase price of $6.00 per share to 42 accredited investors.
Warrant Exercises
     Between September 30, 2005 and September 30, 2008, we issued and sold 131,648 unregistered shares of our common stock and 9,014 shares of our Series A convertible preferred stock pursuant to warrant exercises at prices ranging from $1.00 to $6.00 per share. These sales were made in reliance on Section 4(2) of the Securities Act.

Convertible Promissory Notes
Between February 10, 2006 and July 10, 2006, we borrowed $3,083,600 through the issuance of 8% convertible promissory notes to 40 accredited investors. These notes were converted into a combination of Series A convertible preferred stock and Series A warrants as part of the 2006 Series A transaction described above in the section “Sales of Shares and Warrants.” We believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder, based on the limited number of offerees in any such offering, representations and warranties made by such offerees in the particular transactions, or the identity of such offerees as either accredited investors or our executive officers or directors.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 70,000,000 shares of common stock, no par value per share, 5,000,000 undesignated shares, 5,400,000 shares of Series A convertible preferred stock, 2,188,425 shares of Series A-1 convertible preferred stock and 2,175,162 shares of Series B convertible preferred stock.
     The following summarizes important provisions of our capital stock and describes all material provisions of our articles of incorporation and bylaws, as amended. This summary is qualified by our articles of incorporation and bylaws, copies of which have been filed as exhibits to this Form 10.
Common Stock
     Outstanding Shares. As of September 30, 2008, there were 7,731,450 shares of common stock outstanding held of record by approximately 598 shareholders. As of September 30, 2008, the outstanding shares of convertible preferred stock were convertible into 9,203,453 shares of common stock.
     Dividend Rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from out of legally available funds at the times and the amounts as our board of directors may from time to time determine.
     Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the shareholders, including the election of directors. Our articles of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.
     No Preemptive or Similar Rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.
     Right to Receive Liquidation Distributions. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
Preferred Stock
     Outstanding Shares. As of September 30, 2008, 4,737,561 shares of Series A convertible preferred stock outstanding held of record by approximately 45 shareholders, 2,188,425 shares of Series A-1 convertible preferred stock outstanding held of record by approximately 193 shareholders, and 2,162,150 shares of Series B convertible preferred stock outstanding held of record by approximately 89 shareholders.
     Dividend Rights. The holders of preferred stock are entitled to receive cash dividends at the rate of 8% of the original purchase price. All dividends shall accrue, whether or not earned or declared, and whether or not we have legally available funds. All such dividends shall be cumulative and shall be payable only (i) when and as declared by the board of directors, (ii) upon our liquidation or dissolution and (iii) upon our redemption of the preferred stock. The holders of the preferred stock have the right to participate in dividends with the common shareholders on an as converted basis.
     Conversion. The holders of the preferred stock have the right to convert, at their option, their shares into common stock on a share for share basis (subject to adjustments for events of dilution). Each preferred share shall be automatically converted into unregistered shares of our common stock without any company action, thereby providing conversion of all preferred shares, upon the approval of a majority of the preferred shareholders or upon the completion of an underwritten public offering of our shares, pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, of which the aggregate proceeds to us exceed $40,000 (a “Qualified Public Offering”). Upon conversion, each share of the preferred stock shall be converted into one share of common stock (subject to adjustment as defined in the preferred stock sale agreement), dividends will no longer accumulate, and previously accumulated, undeclared and unpaid dividends will not be payable by us.

     In the event the holders of the preferred stock elect to convert their preferred shares into shares of common stock, and those holders request that we register those shares of common stock, we are obligated to use our best efforts to effect a registration of our common shares. In the event that the common shares are not registered, we are not subject to financial penalties.
     In accordance with the preferred stockholder conversion agreement described in Item 7 above, our preferred stock will convert into common stock, effective immediately prior to the effective time of the merger with Replidyne.
     Voting Rights. The holders of preferred stock have the right to vote on all actions to be taken by us based on such number of votes per share as shall equal the number of shares of common stock into which each share of redeemable convertible preferred stock is then convertible. The holders of preferred stock also have the right to designate, and have designated, two individuals to our board of directors.
     Redemption. We do not have the right to call or redeem at any time any shares of preferred stock. Holders of preferred stock have the right to require us to redeem in cash, 30% of the original amount on the fifth year anniversary of the purchase agreement for the particular class of preferred stock, 30% after the sixth year and 40% after the seventh year. The price we shall pay for the redeemed shares shall be the greater of (i) the price per share paid for the preferred stock, plus all accrued and unpaid dividends; or (ii) the fair market value of the preferred stock at the time of redemption as determined by a professional appraiser.
     Right to Receive Liquidation Distributions. In the event of any liquidation or winding up of our company, the holders of preferred stock are entitled to receive an amount equal to (i) the price paid for the preferred shares, plus (ii) all dividends accrued and unpaid before any payments shall be made to holders of stock junior to the preferred stock. The remaining net assets of our company, if any, would be distributed to the holders of preferred and common stock based on their ownership amounts assuming the conversion of the preferred stock. The amount is limited based on the overall return on investment earned by the preferred stock holders.
     Additional Shares of Preferred Stock.
     Under our amended and restated articles of incorporation, our board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 additional shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any series, but not below the number of shares of the series then outstanding.
     Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any additional shares of preferred stock.
Potential Anti-Takeover Effects of Certain Provisions of Minnesota State Law and Our Articles of Incorporation and Bylaws
     Minnesota State Law
     Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.
     Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.
     Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares, within four years following such interested shareholder’s share acquisition date, unless the business combination or share acquisition is approved by a committee of one or more disinterested members of our board of directors before the interested shareholder’s share acquisition date.
     Articles of Incorporation and Bylaws
     Our articles of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. First, our board of directors can issue up to 3,571,428 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control. Second, our amended and restated articles of incorporation do not provide for shareholder actions to be effected by written consent. Third, our bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may delay or preclude shareholders from bringing matters before a meeting of shareholders or from making nominations for directors at a meeting of shareholders, which could delay or deter takeover attempts or changes in management. Fourth, our amended and restated articles of incorporation do not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our stock to elect any directors to our board.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Section 302A.521, subd. 2, of the Minnesota Statutes requires that we indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to our company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (ii) acted in good faith, (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of our company, or, in the case of performance by one of our directors, officers or employees involving service as our director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of our company. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of our board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders or by a court.
     Our bylaws provide that we shall indemnify each of our directors, officers and employees to the fullest extent permissible by Minnesota law, as detailed above. We also maintain a director and officer liability insurance policy to cover us, our directors and our officers against certain liabilities.
     Our amended and restated articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Minnesota Business Corporation Act. Our articles of incorporation eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on (i) the director’s duty of loyalty to us, (ii) acts or omissions not made in good faith, (iii) acts or omissions involving intentional misconduct, (iv) payments of improper dividends, (v) violations of state securities laws and (vi) acts occurring prior to the date such provision establishing limited personal liability was added to our articles. Any amendment to or repeal of such provision shall not adversely affect any right or protection of a director of ours for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
     In addition, the Investor’s Rights Agreement we entered into with our preferred shareholders obligates us to indemnify such shareholders requesting or joining in a registration and each underwriter of the securities so registered, as well as each other person who controls such party, against any loss, claim, damage or liability arising out of or based on any untrue statement, or alleged untrue statement, of any material fact contained in any registration statement, prospectus or other related document or any omission, or alleged omission, to state any material fact required to be stated or necessary to make the statements not misleading.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
     The financial statements required to be included in this Form 10 appear at the end of this Form 10 beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)	Our financial statements are appended to the end of this registration statement, following the signature page, and the financial statements of Replidyne, Inc. and pro forma financial information relating to the proposed merger between CSI and Replidyne follow our financial statements.

(b)	Exhibits - See Exhibit Index following signatures

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOVASCULAR SYSTEMS, INC.

Date: December 17, 2008	By:	/s/ David L. Martin
David L. Martin, President and
Chief Executive Officer (Principal Executive Officer)

CARDIOVASCULAR SYSTEMS, INC.
FORM 10
EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of November 3, 2008, by and among Replidyne, Inc., Responder Merger Sub, Inc. and the registrant – incorporated by reference to Exhibit 2.1 to Replidyne, Inc.’s Current Report on Form 8-K filed November 4, 2008

2.2	Form of Voting Agreement between the registrant and certain stockholders of Replidyne, Inc. – incorporated by reference to Annex B to Replidyne, Inc.’s Registration Statement on Form S-4 filed December 3, 2008, File No. 333-148798

3.1	Amended and Restated Articles of Incorporation – incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

3.2	Amended and Restated Bylaws – incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

3.3***	Amendment to Amended and Restated Bylaws

3.4***	Certificate of Designation of Additional Shares of Series B Preferred Stock

4.1***	Specimen Common Stock Certificate of the registrant

4.2	Investor’s Rights Agreement, dated July 19, 2006, by and among the shareholders party thereto and the registrant – incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

4.3	Amendment No. 1 to Investor’s Rights Agreement, dated October 3, 2006 – incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

4.4	Amendment No. 2 to Investor’s Rights Agreement, dated September 19, 2007 – incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

4.5	Amendment No. 3 to Investor’s Rights Agreement, dated December 17, 2007 – incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

4.6***	Amendment No. 4 to Investor’s Rights Agreement, dated September 12, 2008

4.7***	Stockholders Agreement, dated July 19, 2006

4.8***	Amendment No. 1 to Stockholders Agreement, dated October 3, 2006

4.9***	Amendment No. 2 to Stockholders Agreement, dated September 19, 2007

4.10***	Amendment No. 3 to Stockholders Agreement, dated December 17, 2007

4.11***	Amendment No. 4 to Stockholders Agreement, dated September 12, 2008

4.12*	Agreement to Convert and Amendment to the Investor’s Rights Agreement, dated November 3, 2008, by and among the shareholders party thereto and the registrant

10.1	2007 Equity Incentive Plan – incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.2	Form of Incentive Stock Option Agreement under the 2007 Equity Incentive Plan – incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.3	Form of Non-Qualified Stock Option Agreement under the 2007 Equity Incentive Plan – incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.4	Form of Restricted Stock Agreement under the 2007 Equity Incentive Plan – incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.5	Form of Restricted Stock Unit Agreement under the 2007 Equity Incentive Plan – incorporated by reference to Exhibit 10.5 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.6	Form of Performance Share Award under the 2007 Equity Incentive Plan – incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.7	Form of Performance Unit Award under the 2007 Equity Incentive Plan – incorporated by reference to Exhibit 10.7 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.8	Form of Stock Appreciation Rights Agreement under the 2007 Equity Incentive Plan – incorporated by reference to Exhibit 10.8 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.9	2003 Stock Option Plan – incorporated by reference to Exhibit 10.9 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

Exhibit No.	Description

10.10	Form of Incentive Stock Option Agreement under the 2003 Stock Option Plan – incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.11	Form of Non-Qualified Stock Option Agreement under the 2003 Stock Option Plan – incorporated by reference to Exhibit 10.11 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.12	1991 Stock Option Plan – incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.13	Form of Non-Qualified Stock Option Agreement outside the 1991 Stock Option Plan – incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.14	Employment Agreement, dated December 19, 2006, by and between the registrant and David L. Martin – incorporated by reference to Exhibit 10.14 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.15	Amended and Restated Employment Agreement, dated May 31, 2003, by and between the registrant and Michael J. Kallok – incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.16	Amendment to Employment Agreement, dated December 19, 2007, by and between the registrant and Michael J. Kallok – incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.17	Form of Standard Employment Agreement – incorporated by reference to Exhibit 10.17 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798**

10.18	Lease, dated September 26, 2005, by and between the registrant and Industrial Equities Group LLC – incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

10.19	First Amendment to the Lease, dated February 20, 2007, by and between the registrant and Industrial Equities Group LLC – incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

10.20	Second Amendment to the Lease, dated March 9, 2007, by and between the registrant and Industrial Equities Group LLC – incorporated by reference to Exhibit 10.20 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

10.21	Third Amendment to the Lease, dated September 26, 2007, by and between the registrant and Industrial Equities Group LLC – incorporated by reference to Exhibit 10.21 to our Registration Statement on Form S-1 filed January 22, 2008, File No. 333-148798

10.22	Summary of Calendar 2008 Executive Officer Base Salaries – incorporated by reference to Exhibit 10.22 to our Amendment No. 6 to Registration Statement on Form S-1/A filed September 8, 2008, File No. 333-148798**

10.23	Summary of Calendar 2008 Executive Officer Annual Cash Incentive Compensation – incorporated by reference to Exhibit 10.23 to our Amendment No. 5 to Registration Statement on Form S-1/A filed August 15, 2008, File No. 333-148798**

10.24	Client’s Agreement, dated March 24, 2008, by and between the registrant and UBS Financial Services Inc.– incorporated by reference to Exhibit 10.24 to our Amendment No. 4 to Registration Statement on Form S-1/A filed May 23, 2008, File No. 333-148798

10.25	Employment Agreement, dated April 14, 2008, by and between the registrant and Laurence L. Betterley– incorporated by reference to Exhibit 10.25 to our Amendment No. 2 to Registration Statement on Form S-1/A filed April 18, 2008, File No. 333-148798**

10.26	Borrower Agreement and Credit Line Agreement, dated July 24, 2008, by and between the registrant and UBS Bank USA– incorporated by reference to Exhibit 10.26 to our Amendment No. 6 to Registration Statement on Form S-1/A filed September 8, 2008, File No. 333-148798

10.27***	Loan and Security Agreement, dated September 12, 2008, by and between the registrant and Silicon Valley Bank

10.28***	Term Loan B1 Secured Promissory Note, dated September 12, 2008, by the registrant in favor of Silicon Valley Bank

10.29***	Term Loan B2 Secured Promissory Note, dated September 12, 2008, by the registrant in favor of Silicon Valley Bank

Exhibit No.	Description

10.30***	Warrant to Purchase Stock, dated September 12, 2008, issued by the registrant to Silicon Valley Bank

10.31***	Form of Warrant to Guarantors, dated September 12, 2008

23.1*	Consent of ValueKnowledge LLC

*	Filed herewith.

**	Indicates management contract or compensatory plan or arrangement.

***	Previously filed.

Cardiovascular Systems, Inc.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Cardiovascular Systems, Inc.
     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ (deficiency) equity and comprehensive (loss) income and cash flows present fairly, in all material respects, the financial position of Cardiovascular Systems, Inc. (the “Company”) at June 30, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation effective July 1, 2006.
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred substantial operating losses, negative cash flows from operations, liquidity constraints due to investments in auction rate securities and has limited capital to fund future operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/  PricewaterhouseCoopers LLP
Minneapolis, Minnesota
August 15, 2008, except as to the Company’s loan and security agreement and margin loan payable as described in paragraphs 1 through 4 in Note 4 for which the date is September 12, 2008

Cardiovascular Systems, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except per share and share amounts)

	June 30,		September 30,
	2007	2008	2008
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$7,908	$7,595	$14,727
Short-term investments	11,615	—	—
Accounts receivable, net	—	4,897	5,439
Inventories	1,050	3,776	3,930
Prepaid expenses and other current assets	255	1,936	818

Total current assets	20,828	18,204	24,914
Investments	—	21,733	21,390
Property and equipment, net	585	1,041	1,156
Patents, net	612	980	1,152

Total assets	$22,025	$41,958	$48,612

LIABILITIES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY
Current liabilities
Accounts payable	$1,909	$5,851	$5,150
Accrued expenses	748	3,467	3,707
Deferred revenue	—	116	—
Current maturities and long-term debt	—	11,888	27,201

Total current liabilities	2,657	21,322	36,058

Long-term liabilities
Long-term debt	—	—	2,400
Redeemable convertible preferred stock warrants	3,094	3,986	4,047
Deferred rent	79	100	100

Total long-term liabilities	3,173	4,086	6,547

Total liabilities	5,830	25,408	42,605

Commitments and contingencies
Series A redeemable convertible preferred stock, no par value; authorized 5,400,000 shares, issued and outstanding 4,728,547 at June 30, 2007 and 4,737,561 at June 30, 2008 and September 30, 2008 (unaudited), respectively; aggregate liquidation value $29,034, $31,230 and $31,782 at June 30, 2007 and 2008, and September 30, 2008 (unaudited), respectively	40,193	51,213	51,213
Series A-1 redeemable convertible preferred stock, no par value; authorized 1,470,589 at June 30, 2007 and 2,188,425 shares at June 30, 2008 and September 30, 2008 (unaudited), respectively; issued and outstanding 977,046 at June 30, 2007 and 2,188,425 at June 30, 2008 and September 30, 2008 (unaudited), respectively; aggregate liquidation value $8,305, $19,862 and $20,243 at June 30, 2007 and 2008, and September 30, 2008 (unaudited), respectively	8,305	23,657	23,657
Series B redeemable convertible preferred stock, no par value; authorized 2,162,162 shares, issued and outstanding 2,162,150 at June 30, 2008 and September 30, 2008 (unaudited), aggregate liquidation value $20,871 and $21,280 at June 30, 2008 and September 30, 2008 (unaudited), respectively	—	23,372	23,372
Shareholders’ (deficiency) equity
Common stock, no par value; authorized 25,000,000 common shares at June 30, 2007 and 70,000,000 common shares and 5,000,000 undesignated shares at June 30, 2008 and September 30, 2008 (unaudited); issued and outstanding 6,267,454, 7,575,206, 7,731,450 at June 30, 2007 and 2008, and September 30, 2008 (unaudited), respectively	26,054	35,933	37,738
Common stock warrants	1,366	680	2,374
Accumulated other comprehensive (loss) income	(7)	—	(343)
Accumulated deficit	(59,716)	(118,305)	(132,004)

Total shareholders’ (deficiency) equity	(32,303)	(81,692)	(92,235)

Total liabilities and shareholders’ (deficiency) equity	$22,025	$41,958	$48,612

The accompanying notes are an integral part of these consolidated financial statements.

Cardiovascular Systems, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except per share and share amounts)

				Three Months Ended
	Year Ended June 30,			September 30,
	2006	2007	2008	2007	2008
				(Unaudited)	(Unaudited)
Revenues	$—	$—	$22,177	$—	$11,646
Cost of goods sold	—	—	8,927	539	3,881

Gross profit	—	—	13,250	(539)	7,765

Expenses
Selling, general and administrative	1,735	6,691	35,326	3,552	16,424
Research and development	3,168	8,446	16,068	3,328	4,955

Total expenses	4,903	15,137	51,394	6,880	21,379

Loss from operations	(4,903)	(15,137)	(38,144)	(7,419)	(13,614)
Other income (expense)
Interest expense	(48)	(1,340)	(923)	(300)	(227)
Interest income	56	881	1,167	278	142
Impairment on investments	—	—	(1,267)	—	—

Total other income (expense)	8	(459)	(1,023)	(22)	(85)

Net loss	(4,895)	(15,596)	(39,167)	(7,441)	(13,699)
Accretion of redeemable convertible preferred stock	—	(16,835)	(19,422)	(4,853)	—

Net loss available to common shareholders	$(4,895)	$(32,431)	$(58,589)	$(12,294)	$(13,699)

Loss per common share
Basic and diluted	$(0.79)	$(5.22)	$(8.57)	$(1.95)	$(1.78)

Weighted average common shares used in computation
Basic and diluted	6,183,715	6,214,820	6,835,126	6,291,512	7,692,248

The accompanying notes are an integral part of these consolidated financial statements.

Cardiovascular Systems, Inc.
Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity and
Comprehensive (Loss) Income
(Dollars in thousands, except per share and share amounts)

					Accumulated
					Other
					Comprehensive		Comprehensive
	Common Stock			Accumulated	(Loss)		(Loss)
	Shares	Amount	Warrants	Deficit	Income	Total	Income
Balances at June 30, 2005	5,911,579	23,248	1,249	(22,390)	—	2,107	$—

Shares issued for cash, $8.00 per share, net of offering costs of $20	287,625	2,281				2,281
Stock options and warrants expensed for outside consulting services		49	31			80
Net loss				(4,895)		(4,895)	$(4,895)

Balances at June 30, 2006	6,199,204	25,578	1,280	(27,285)	—	(427)	$(4,895)

Exercise of stock options and warrants at $1.00 per share	68,250	86	(17)			69
Value assigned to warrants issued in connection with Series A redeemable convertible preferred stock			103			103
Accretion of redeemable convertible preferred stock				(16,835)		(16,835)
Stock-based compensation		390				390
Unrealized loss on short-term investments					(7)	(7)	$(7)
Net loss				(15,596)		(15,596)	(15,596)

Balances at June 30, 2007	6,267,454	26,054	1,366	(59,716)	(7)	(32,303)	$(15,603)

Issuance of restricted stock awards	840,138	1,152				1,152
Forfeiture of restricted stock awards	(27,834)					—
Exercise of stock options and warrants at $1.00 - $8.00 per share	495,448	2,382	(570)			1,812
Expiration of warrants		116	(116)			—
Accretion of redeemable convertible preferred stock				(19,422)		(19,422)
Stock-based compensation		6,229				6,229
Unrealized gain on investments					7	7	$7
Net loss				(39,167)		(39,167)	(39,167)

Balances at June 30, 2008	7,575,206	$35,933	$680	$(118,305)	$—	$(81,692)	$(39,160)

Issuance of restricted stock awards	161,823	1,296				1,296
Forfeiture of restricted stock awards	(25,029)
Exercise of stock options and warrants at $5.00 — $5.71 per share	19,450	133	(120)			13
Issuance of common stock warrants			1,814			1,814
Stock-based compensation		376				376
Unrealized loss on investments					(343)	(343)	$(343)
Net loss				(13,699)		(13,699)	(13,699)

Balances at September 30, 2008 (unaudited)	7,731,450	$37,738	$2,374	$(132,004)	$(343)	$(92,235)	$(14,042)

The accompanying notes are an integral part of these consolidated financial statements.

Cardiovascular Systems, Inc.
Consolidated Statements Cash Flows
(Dollars in thousands, except per share and share amounts)

				Three Months Ended
	Year Ended June 30,			September 30,
	2006	2007	2008	2007	2008
				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(4,895)	$(15,596)	$(39,167)	$(7,441)	$(13,699)
Adjustments to reconcile net loss to net cash used in operations
Depreciation and amortization of property and equipment	73	153	264	47	86
Provision for doubtful accounts	—	—	164	14	28
Amortization of patents	45	45	29	—	9
Change in carrying value of the convertible preferred stock warrants	—	1,327	916	300	(14)
Amortization of debt discount	—	—	—	—	79
Stock-based compensation	—	390	7,381	350	1,672
Expense for stock, options and warrants granted for outside consulting services	80	—	—	—	—
Disposal of property and equipment	(3)	—	—	—	—
Amortization of discount on investments	—	(293)	(52)	(52)	—
Impairment on investments	—	—	1,267	—	—
Changes in assets and liabilities
Accounts receivable	—	—	(5,061)	(1,395)	(570)
Inventories	(438)	(322)	(2,726)	(1,522)	(154)
Prepaid expenses and other current assets	(96)	(113)	(1,323)	13	1,118
Accounts payable	30	1,709	3,631	(430)	(701)
Accrued expenses and deferred rent	216	424	2,693	632	240
Deferred revenue	—	—	116	1,428	(116)

Net cash used in operations	(4,988)	(12,276)	(31,868)	(8,056)	(12,022)

Cash flows from investing activities
Expenditures for property and equipment	(235)	(465)	(721)	(207)	(201)
Proceeds from sale of property and equipment	7	—	1	—	—
Purchases of investments	—	(23,169)	(31,314)	(12,700)	—
Sales of investments	—	11,840	19,988	5,874	—
Costs incurred in connection with patents	—	(58)	(397)	—	(181)

Net cash used in investing activities	(228)	(11,852)	(12,443)	(7,033)	(382)

Cash flows from financing activities
Net proceeds from the sale of common stock	2,281	—	—	—	—
Proceeds from sale of redeemable convertible preferred stock	—	30,294	30,296	10,296	—
Payment of offering costs	—	(1,776)	(51)	(10)	—
Issuance of common stock warrants	—	103	—	—	1,814
Issuance of convertible preferred stock warrants	—	1,767	—	—	75
Exercise of stock options and warrants	—	69	1,865	160	13
Proceeds from long-term debt	—	—	16,398	—	17,712
Payment on long-term debt	—	—	(4,510)	—	(78)
Proceeds from convertible promissory notes	3,059	25	—	—	—
Payable to shareholder, common stock repurchase	(350)	—	—	—	—

Net cash provided by financing activities	4,990	30,482	43,998	10,446	19,536

Net (decrease) increase in cash and cash equivalents	(226)	6,354	(313)	(4,643)	7,132
Cash and cash equivalents
Beginning of period	1,780	1,554	7,908	7,908	7,595

End of period	$1,554	$7,908	$7,595	$3,265	$14,727

Noncash investing and financing activities
Conversion of convertible promissory notes and accrued interest into Series A redeemable convertible preferred stock	$—	$(3,145)	$—	$—	$—
Capitalized financing costs included in accounts payable	—	—	311	—	—
Capitalized financing costs included in accrued expenses	—	—	47	—	—
Accretion of redeemable convertible preferred stock	—	16,835	19,422	4,853	—
Net unrealized (loss) gain on investments	—	(7)	7	6	(343)
The accompanying notes are an integral part of these consolidated financial statements.

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
1.  Summary of Significant Accounting Policies
Company Description
     Cardiovascular Systems, Inc. (the “Company”) was incorporated on February 28, 1989, to develop, manufacture and market devices for the treatment of vascular diseases. The Company has completed a pivotal clinical trial in the United States to demonstrate the safety and efficacy of the Company’s Diamondback 360° orbital atherectomy system in treating peripheral arterial disease. On August 30, 2007, the U.S. Food and Drug Administration, or FDA, granted the Company 510(k) clearance to market the Diamondback 360° for the treatment of peripheral arterial disease. The Company commenced a limited commercial introduction of the Diamondback 360° in the United States in September 2007. During the quarter ended March 31, 2008, the Company began its full commercial launch of the Diamondback 360°.
     For the fiscal year ended June 30, 2007, the Company was considered a “development stage enterprise” as prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. During that time, the Company’s major emphasis was on planning, research and development, recruitment and development of a management and technical staff, and raising capital. These development stage activities were completed during the first quarter of fiscal 2008. The Company’s management team, organizational structure and distribution channel are in place. The Company’s primary focus is on the sale and commercialization of its current product to end user customers. During the year ended June 30, 2008 and three months ended September 30, 2008 (unaudited), the Company no longer considered itself a development stage enterprise.
Principles of Consolidation
     The consolidated balance sheets, statements of operations, changes in shareholders’ (deficiency) equity and comprehensive (loss) income, and cash flows include the accounts of the Company and its wholly-owned inactive Netherlands subsidiary, SCS B.V., after elimination of all significant intercompany transactions and accounts. SCS B.V. was formed for the purpose of conducting human trials and the development of production facilities. Operations of the subsidiary ceased in fiscal 2002; accordingly, there are no assets or liabilities included in the consolidated financial statements related to SCS B.V.
Interim Financial Statements
     The Company has prepared the unaudited interim consolidated financial statements and related unaudited financial information in the footnotes in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. These interim consolidated financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly the Company’s consolidated financial position, the results of its operations and its cash flows for the interim periods. These interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements and the notes thereto contained herein. The nature of the Company’s business is such that the results of any interim period may not be indicative of the results to be expected for the entire year.
Cash and Cash Equivalents
     The Company considers all money market funds and other investments purchased with an original maturity of three months or less to be cash and cash equivalents.
Investments
     The Company classifies all investments as “available-for-sale.” Investments are recorded at fair value and unrealized gains and losses are recorded as a separate component of shareholders’ deficiency until realized. Realized gains and losses are accounted for on the specific identification method. The Company has historically placed its investments primarily in auction rate securities, U.S. government securities and commercial paper. These investments, a portion of which had original maturities beyond one year, were classified as short-term based on their liquid nature. The securities which had stated maturities beyond one year had certain economic characteristics of short-term investments due to a rate-setting mechanism and the ability to sell them through a Dutch auction process that occurred at pre-determined intervals of less than one year. For the years ended June 30, 2007 and 2008, and three months ended September 30, 2008 (unaudited) the amount of gross realized gains and losses related to sales of investments were insignificant.
     The Company’s investments include AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program (FFELP). The federal government insures loans in the FFELP so that lenders are reimbursed at least 97% of the loan’s outstanding principal and accrued interest if a borrower defaults. Approximately 99.2% of the par value of the Company’s auction rate securities is supported by student loan assets that are guaranteed by the federal government under the FFELP.
     The Company’s auction rate securities are debt instruments with a long-term maturity and with an interest rate that is reset in short intervals, primarily every 28 days, through auctions. The recent conditions in the global credit markets have prevented the Company from liquidating its holdings of auction rate securities because the amount of securities submitted for

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
sale has exceeded the amount of purchase orders for such securities. When auctions for these securities fail, the investments may not be readily convertible to cash until a future auction of these investments is successful or they are redeemed by the issuer or they mature.
     In February 2008, the Company was informed that there was insufficient demand for auction rate securities, resulting in failed auctions for $23.0 million of the Company’s auction rate securities held at June 30, 2008. Currently, these affected securities are not liquid and will not become liquid until a future auction for these investments is successful or they are redeemed by the issuer or they mature. As a result, at June 30, 2008 and September 30, 2008 (unaudited), the Company has classified the fair value of the auction rate securities as a long-term asset. Interest rates on all failed auction rate securities were reset to a temporary predetermined “penalty” or “maximum” rate. These maximum rates are generally limited to a maximum amount payable over a 12 month period equal to a rate based on the trailing 12-month average of 90-day treasury bills, plus 120 basis points. These maximum allowable rates range from 2.7% to 4.0% of par value per year. The Company has collected all interest due on its auction rate securities and has no reason to believe that it will not collect all interest due in the future. The Company expects to receive the principal associated with its auction rate securities upon the earlier of a successful auction, their redemption by the issuer or their maturity. On March 28, 2008, the Company obtained a margin loan from UBS Financial Services, Inc., the entity through which it originally purchased the auction rate securities, for up to $12.0 million, with a floating interest rate equal to 30-day LIBOR, plus 0.25%. The loan was secured by the $23.0 million par value of the Company’s auction rate securities. The maximum borrowing amount was not set forth in the written agreement for the loan and may have been adjusted from time to time by UBS Financial Services at its discretion. The loan was due on demand and UBS Financial Services may have required the Company to repay it in full from any loan or financing arrangement or a public equity offering. The margin requirements were determined by UBS Financial Services but were not included in the written loan agreement and were therefore subject to change. As of June 30, 2008, the margin requirements provided that UBS Financial Services would require a margin call on this loan if at any time the outstanding borrowings, including interest, exceeded $12.0 million or 75% of UBS Financial Service’s estimate of the fair value of the Company’s auction rate securities. If these margin requirements were not maintained, UBS Financial Services may have required the Company to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. As of June 30, 2008, the Company maintained these margin requirements and the outstanding balance on the loan was $11.9 million.
     On August 21, 2008, the Company replaced this loan with a margin loan from UBS Bank USA, which increased maximum borrowings available to $23.0 million. This maximum borrowing amount is not set forth in the written agreement for the loan and may be adjusted from time to time by UBS Bank at its discretion. The margin loan has a floating interest rate equal to 30-day LIBOR, plus 1.0%. The loan is due on demand and UBS Bank will require the Company to repay it in full from the proceeds received from a public equity offering where net proceeds exceed $50.0 million. In addition, if at any time any of the Company’s auction rate securities may be sold, exchanged, redeemed, transferred or otherwise conveyed for no less than their par value, then the Company must immediately effect such a transfer and the proceeds must be used to pay down outstanding borrowings under this loan. The margin requirements are determined by UBS Bank but are not included in the written loan agreement and are therefore subject to change. As of August 21, 2008, the margin requirements include maximum borrowings, including interest, of $23.0 million. If these margin requirements are not maintained, UBS Bank may require the Company to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. The Company has maintained the margin requirements under the loans from both UBS entities. The outstanding balance on this loan at September 30, 2008 (unaudited) was $22.9 million.
     In accordance with EITF 03-01 and FSP FAS 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” the Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (1) the length of time a security is in an unrealized loss position, (2) the extent to which fair value is less than cost, (3) the financial condition and near term prospects of the issuer, and (4) the Company’s intent and ability to hold the security for a period of time sufficient to allow for any unanticipated recovery in fair value.
     The Company recorded an other-than-temporary impairment loss of $1.3 million relating to its auction rate securities in its statement of operations for the year ended June 30, 2008 and recorded an unrealized loss of $0.3 million relating to its auction rate securities in other comprehensive income (loss) for the three months ended September 30, 2008 (unaudited). The Company determined the fair value of its auction rate securities and quantified the other-than-temporary impairment loss and the unrealized loss with the assistance of ValueKnowledge LLC, an independent third party valuation firm, which utilized various valuation methods and considered, among other factors, estimates of present value of the auction rate securities based upon expected cash flows, the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value, the likelihood of a return of liquidity to the market for these securities and the potential to sell the securities in secondary markets.
     At June 30, 2008, the Company concluded that no weight should be given to the value indicated by the secondary markets for student loan-backed auction rate securities similar to those held by the Company because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure and transactions may not be representative of the actions of typically-motivated buyers and sellers and the Company does not currently intend to sell in the secondary markets. However, the Company did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to the Company’s auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that the Company holds and, accordingly, attributed no weight, to the values of these mortgage-backed securities indicated by the secondary markets.
     At June 30, 2008, the Company attributed a weight of 66.7% to estimates of present value of the auction rate securities based upon expected cash flows and a weight of 33.3% to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or willingness of third parties to provide financing in the market against the par value of those securities. The attribution of these weights required the exercise of valuation judgment. A measure of liquidity is available from borrowing, which led to the 33.3% weight attributed to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value or the willingness of third parties to provide financing in the market against the par value of those securities. However, borrowing does not eliminate exposure to the risk of holding the securities, so the weight of 66.7% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation that the securities are likely to be held for an uncertain period. The Company focused on these methodologies because no certainty exists regarding how the auction rate securities will be eventually converted to cash and these methodologies represent the most likely possible outcomes. To derive estimates of the present value of the auction rate securities based upon expected cash flows, the Company used the securities’ expected annual interest payments, ranging from 2.7% to 4.0% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates,

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
ranging from 4.5% to 5.8%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between June 15 and June 30, 2008; and a range of expected terms to liquidity.
     At June 30, 2008, the Company’s weighting of the valuation methods indicates an implied term to liquidity of approximately 3.5 years. The implied term to liquidity of approximately 3.5 years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to the range of zero to five years. Several sources were consulted but no individual source of information was relied upon to arrive at the Company’s estimate of the range of possible timing to convert the auction rate securities to cash or the implied term to liquidity of approximately 3.5 years. The primary reason for the fair value being less than cost related to a lack of liquidity of the securities, rather than the financial condition and near term prospects of the issuer.
     At September 30, 2008, the Company concluded that no weight should be given to the value indicated by the secondary markets for student loan backed auction rate securities similar to those the Company holds because these markets have very low transaction volumes and consist primarily of private transactions with minimal disclosure and transactions may not be representative of the actions of typically-motivated buyers and sellers and the Company does not currently intend to sell in the secondary markets. However, the Company did consider the secondary markets for certain mortgage-backed securities to estimate the market yields attributable to the Company’s auction rate securities, but determined that these secondary markets do not provide a sufficient basis of comparison for the auction rate securities that the Company holds and, accordingly, attributed no weight to the values of these mortgage-backed securities indicated by the secondary markets.
     At September 30, 2008, the Company concluded that no weight should be given to the likelihood and potential timing of issuers of the auction rate securities exercising their redemption rights at par value based on low issuer call activity, so the Company attributed a weight of 100.0% to estimates of present value of the auction rate securities based upon expected cash flows. The attribution of weights to the valuation factors required the exercise of valuation judgment. The selection of a weight of 100.0% attributed to the present value of the auction rate securities based upon expected cash flows reflects the expectation, in absence of the Auction Rate Securities Rights Prospectus discussed below, that no certainty exists regarding how the auction rate securities will be eventually converted to cash and this methodology represents the possible outcome. To derive estimates of the present value of the auction rate securities based upon expected cash flows, the Company used the securities’ expected annual interest payments, ranging from 2.1% to 5.4% of par value, representing estimated maximum annual rates under the governing documents of the auction rate securities; annual market interest rates, ranging from 3.9% to 5.4%, based on observed traded, state sponsored, taxable certificates rated AAA or lower and issued between September 29 and September 30, 2008; certain mortgage-backed securities and indices; and a range of expected terms to liquidity.
     The Company’s weighting of the valuation methods as of September 30, 2008 indicates an implied term to liquidity of approximately five years in absence of the Auction Rate Securities Rights Prospectus discussed below. The implied term to liquidity of approximately five years is a result of considering a range in possible timing of the various scenarios that would allow a holder of the auction rate securities to convert the auction rate securities to cash ranging from zero to ten years, with the highest probability assigned to five years. UBS issued a comprehensive settlement, which was confirmed by an Auction Rate Securities Rights Prospectus issued by UBS on October 7, 2008, in which there is a possibility of redemption by UBS at par value for the auction rate securities held by the Company between June 30, 2010 and July 2, 2012. Under the comprehensive settlement, UBS has committed to purchase a total of $8.3 billion of auction rate securities at par value from most private clients during the two-year period beginning January 1, 2009. Private clients and charities holding less than $1.0 million in household assets at UBS were able to avail themselves of this relief beginning October 31, 2008. From mid-September 2008, UBS began to provide loans at no cost to its clients for the par value of their auction rate security holdings. In addition, UBS has also committed to provide liquidity solutions to institutional investors and has agreed to purchase all or any of a remaining $10.3 billion in auction rate securities at par value from its institutional clients beginning June 10, 2010. These auction rate security rights are not transferable, tradable or marginable. The Company has not considered the liquidity potentially generated by UBS’s comprehensive settlement or the UBS loan in the Company’s valuation of the 19 auction rate certificates held by the Company because the settlement rights were not enforceable at September 30, 2008. The repurchase arrangement and lending arrangement may represent separate contracts, securities or other assets that have not been considered in the valuation of the auction rate securities.
     The Company’s auction rate securities include AAA rated auction rate securities issued primarily by state agencies and backed by student loans substantially guaranteed by the Federal Family Education Loan Program. These auction rate securities continue to be AAA rated auction rate securities subsequent to the failed auctions that began in February 2008.
     In addition to the valuation procedures described above, the Company considered (i) its current inability to hold these securities for a period of time sufficient to allow for an unanticipated recovery in fair value based on the Company’s current liquidity, history of operating losses, and management’s estimates of required cash for continued product development and sales and marketing expenses, and (ii) failed auctions and the anticipation of continued failed auctions for all of the Company’s auction rate securities.
     Based on the factors described above, the Company recorded the entire amount of impairment loss identified for the year ended June 30, 2008 of $1.3 million as other-than-temporary and recorded the decrease in fair value of $0.3 million as an unrealized loss for the three months ended September 30, 2008 (unaudited). The Company did not identify or record any additional realized or unrealized gains or losses for the year ended June 30, 2008 or the three months ended September 30, 2008 (unaudited). The Company did not identify or record any additional realized or unrealized gains or losses for the year ended June 30, 2008 or the three months ended September 30, 2008 (unaudited). The Company will continue to monitor and evaluate the value of its investments each reporting period for further possible impairment or unrealized loss. Although it does not currently intend to do so, the Company may consider selling its auction rate securities in the secondary markets in the future, which may require a sale at a substantial discount to the stated principal value of these securities.
     The amortized cost and fair value of available-for-sale investments are as follows:

	June 30, 2008
			Net
	Amortized	Aggregate	Unrealized
	Cost(1)	Fair Value	Losses

Auction rate securities (original maturities greater than ten years)	$21,733	$21,733	$—

Total Investments	$21,733	$21,733	$—

	September 30, 2008
			Net
	Amortized	Aggregate	Unrealized
	Cost(1)	Fair Value	Losses
	(Unaudited)

Auction rate securities (original maturities greater than ten years)	$21,733	$21,390	$(343)

Total Investments	$21,733	$21,390	$(343)

(1)	Amortized cost at June 30, 2008 and September 30, 2008 includes unamortized premiums, discounts and other cost basis adjustments, as well as other-than-temporary impairment losses.

Accounts Receivable and Allowance for Doubtful Accounts
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Customer credit terms are established prior to shipment with the standard being net 30 days. Collateral or any other security to support payment of these receivables generally is not required. The Company maintains allowances for doubtful accounts. This allowance is an estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as past experience, credit quality of the customer base, age of the receivable balances, both individually and in the aggregate, and current economic conditions that may affect a customer’s ability to pay. Provisions for the allowance for doubtful accounts attributed to bad debt are recorded in general and administrative expenses. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The following table shows allowance for doubtful accounts activity for the fiscal year ended June 30, 2008 and three months ended September 30, 2008 (unaudited):

Amount

Balance at June 30, 2007	$—
Provision for doubtful accounts	164

Balance at June 30, 2008	164
Provision for doubtful accounts	28

Balance at September 30, 2008 (unaudited)	$192

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
Inventories
     Inventories are stated at the lower of cost or market with cost determined on a first-in, first-out (“FIFO”) method of valuation. The establishment of inventory allowances for excess and obsolete inventories is based on estimated exposure on specific inventory items.
Property and Equipment
     Property and equipment is carried at cost, less accumulated depreciation and amortization. Depreciation of equipment is computed using the straight-line method over estimated useful lives of three to seven years and amortization of leasehold improvements over the shorter of their estimated useful lives or the lease term. Expenditures for maintenance and repairs and minor renewals and betterments which do not extend or improve the life of the respective assets are expensed as incurred. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gains or losses included in operations.
Operating Lease
     The Company leases office space under an operating lease. The lease arrangement contains a rent escalation clause for which the lease expense is recognized on a straight-line basis over the terms of the lease. Rent expense that is recognized but not yet paid is included in deferred rent on the consolidated balance sheets.
Patents
     The capitalized costs incurred to obtain patents are amortized using the straight-line method over their remaining estimated lives, not exceeding 20 years. The recoverability of capitalized patent costs is dependent upon the Company’s ability to derive revenue-producing products from such patents or the ultimate sale or licensing of such patent rights. Patents that are abandoned are written off at the time of abandonment.
Long-Lived Assets
     The Company regularly evaluates the carrying value of long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset’s carrying value over its fair value.
Revenue Recognition
     The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition and Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) shipment of all components has occurred or delivery of all components has occurred if the terms specify that title and risk of loss pass when products reach their destination; (3) the sales price is fixed or determinable; and (4) collectability is reasonably assured. The Company has no additional post-shipment or other contractual obligations or performance requirements and does not provide any credits or other pricing adjustments affecting revenue recognition once those criteria have been met. The customer has no right of return on any component once these criteria have been met. Payment terms are generally set at 30 days.
     The Company derives its revenue through the sale of the Diamondback 360°, which includes single-use catheters, guidewires and control units used in the atherectomy procedure. Initial orders from all new customers require the customer to purchase the entire Diamondback 360° system, which includes multiple single-use catheters and guidewires and one control unit. Due to delays in the final FDA clearance of the new control unit and early production constraints of the new control unit, the Company was not able to deliver all components of the initial order. For these initial orders, the Company shipped and billed only for the single-use catheters and guidewires. In addition, the Company sent an older version of its control unit as a loaner unit with the customer’s expectation that the Company would deliver and bill for a new control unit once it becomes available. As the Company had not delivered each of the individual components to all customers, the Company had deferred the revenue for the entire amount billed for single-use catheters and guidewires shipped to the customers that had not received the new control unit. Those billings totaled $116 at June 30, 2008, which amount had been deferred until the new control units were delivered during the three months ended September 30, 2008 (unaudited). After the initial order, customers were not required to purchase any additional disposable products from the Company. Once the Company had delivered the new control unit to a customer, the Company recognized revenue that was previously deferred and revenue for subsequent reorders of single-use catheters, guidewires and additional new

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
control units when the criteria of SAB No. 104 was met.
     The legal title and risk of loss of each of Diamondback 360° components, consisting of disposable catheters, disposable guidewires, and a control unit, are transferred to the customer based on the shipping terms. Many initial shipments to customers included a loaner control unit, which the Company provided, until the new control unit received clearance from the FDA and was subsequently available for sale. The loaner control units were Company-owned property and the Company maintained legal title to these units.
     Costs related to products delivered are recognized when the legal title and risk of loss of individual components are transferred to the customer based on the shipping terms. At June 30, 2008 and September 30, 2008 (unaudited), the legal title and risk of loss of each disposable component had transferred to the customer and the Company has no future economic benefit in these disposables. As a result, the cost of goods sold related to these disposable units has been recorded during the year ended June 30, 2008 and three months ended September 30, 2008 (unaudited).
Warranty Costs
     The Company provides its customers with the right to receive a replacement if a product is determined to be defective at the time of shipment. Warranty reserve provisions are estimated based on Company experience, volume, and expected warranty claims. Warranty reserve, provisions and claims for the fiscal year ended June 30, 2008 and three months ended September 30, 2008 (unaudited) were as follows:

Amount

Balance at June 30, 2007	$—
Provision	137
Claims	(125)

Balance at June 30, 2008	12
Provision	122
Claims	(102)

Balance at September 30, 2008 (unaudited)	$32

Income Taxes
     Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
     Developing a provision for income taxes, including the effective tax rate and the analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets. The Company’s judgment and tax strategies are subject to audit by various taxing authorities.
Research and Development Expenses
     Research and development expenses include costs associated with the design, development, testing, enhancement and regulatory approval of the Company’s products. Research and development expenses include employee compensation, including stock-based compensation, supplies and materials, consulting expenses, travel and facilities overhead. The Company also incurs significant expenses to operate clinical trials, including trial design, third-party fees, clinical site reimbursement, data management and travel expenses. Research and development expenses are expensed as incurred.
Concentration of Credit Risk
     Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, investments and accounts receivable. The Company maintains its cash and investment balances primarily with two financial institutions. At times, these balances exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in cash and cash equivalents.
Fair Value of Financial Instruments (unaudited)

Effective July 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides a framework for measuring fair value under Generally Accepted Accounting Principles and expands disclosures about fair value measurements. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which provides a one-year deferral on the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to financial assets and financial liabilities only.

SFAS 157 classifies these inputs into the following hierarchy:

Level 1 Inputs — quoted prices in active markets for identical assets and liabilities

Level 2 Inputs — observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 Inputs — unobservable inputs

As of September 30, 2008, those assets and liabilities that are measured at fair value on a recurring basis consisted of the Company’s auction rate securities it classifies as available-for-sale. The Company believes that the carrying amounts of its other financial instruments, including accounts payable and accrued liabilities approximate their fair value due to the short-term maturities of these instruments.

The following table sets forth the fair value of the Company’s auction rate securities that were measured on a recurring basis as of September 30, 2008. Assets are measured on a recurring basis if they are remeasured at least annually:

Level 3

Balance at June 30, 2008	$21,733
Total unrealized losses included in other comprehensive income (loss)	(343)

Balance at September 30, 2008 (unaudited)	$21,390

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
Use of Estimates
     The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Stock-Based Compensation
     Effective July 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) SFAS No. 123(R), Share-Based Payment, as interpreted by SAB No. 107, using the prospective application method, to account for stock-based compensation expense associated with the issuance of stock options to employees and directors on or after July 1, 2006. The unvested compensation costs at July 1, 2006, which relate to grants of options that occurred prior to the date of adoption of SFAS No. 123(R), will continue to be accounted for under Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the Company to recognize stock-based compensation expense in an amount equal to the fair value of share-based payments computed at the date of grant. The fair value of all employee and director stock option awards is expensed in the consolidated statements of operations over the related vesting period of the options. The Company calculated the fair value on the date of grant using a Black-Scholes model.
     For all options granted prior to July 1, 2006, in accordance with the provisions of APB No. 25, compensation costs for stock options granted to employees were measured at the excess, if any, of the value of the Company’s stock at the date of the grant over the amount an employee would have to pay to acquire the stock.
     As a result of adopting SFAS No. 123(R) on July 1, 2006, net loss for the years ended June 30, 2007 and 2008 and the three months ended September 30, 2007 and 2008 (unaudited) were $390 and $7,646, $350 and $1,672, respectively, higher than if the Company had continued to account for stock-based compensation consistent with prior years. This expense is included in cost of goods sold, selling, general and administrative and research and development expenses. Note 6 to the consolidated financial statements contains the significant assumptions used in determining the underlying fair value of options.
Preferred Stock
     The Company records the current estimated fair value of its redeemable convertible preferred stock based on the fair market value of that stock as determined by management and the Board of Directors. In accordance with Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks,” and EITF Abstracts, Topic D-98, Classification and Measurement of Redeemable Securities, the Company records changes in the current fair value of its redeemable convertible preferred stock in the consolidated statements of changes in shareholders’ (deficiency) equity and comprehensive (loss) income and consolidated statements of operations as accretion of redeemable convertible preferred stock.
Preferred Stock Warrants
     Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and its related interpretations. Under SFAS No. 150, the freestanding warrant that is related to the Company’s redeemable convertible preferred stock is classified as a liability on the consolidated balance sheets as of June 30, 2007 and 2008, and September 30, 2008 (unaudited). The warrant is subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of interest (expense) income. Fair value on the grant date is measured using the Black-Scholes option pricing model and similar underlying assumptions consistent with the issuance of stock option awards. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidity event, including the completion of an initial public offering with gross cash proceeds to the Company of at least $40,000 (“Qualified IPO”), at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to equity.
Comprehensive (Loss) Income
     Comprehensive (loss) income for the Company includes net loss and unrealized (loss) gain on investments that are charged or credited to comprehensive (loss) income. These amounts are presented in the consolidated statements of changes in shareholders’ (deficiency) equity and comprehensive (loss) income.

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop these assumptions. On February 12, 2008, the FASB issued FASB Staff Position, or FSP, FAS 157-2, Effective Date of FASB Statement No. 157, or FSP FAS 157-2. FSP FAS 157-2 defers the implementation of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities. The portion of SFAS No. 157 that has been deferred by FSP FAS 157-2 will be effective for the Company beginning in the first quarter of fiscal year 2010. SFAS No. 157 was adopted for financial assets and liabilities on July 1, 2008 and did not have a material impact on the Company’s financial position or consolidated results of operations during the three months ended September 30, 2008 (unaudited).
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 was adopted on July 1, 2008 and did not have a material impact on the Company’s financial position or consolidated results of operations during the three months ended September 30, 2008 (unaudited).
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. The revised standards continue the movement toward the greater use of fair values in financial reporting. SFAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods including the accounting for contingent consideration. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141(R) and SFAS 160 are effective for fiscal years beginning on or after December 15, 2008 with SFAS 141(R) to be applied prospectively while SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company is currently evaluating the impact of these statements, but expects that the adoption of SFAS No. 141(R) will have a material impact on how the Company will identify, negotiate, and value any future acquisitions and a material impact on how an acquisition will affect its consolidated financial statements, and that SFAS No. 160 will not have a material impact on its financial position or consolidated results of operations.

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
2.  Going Concern
     The Company’s consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has cash and cash equivalents of $7.6 million and $14.7 million at June 30, 2008 and September 30, 2008 (unaudited), respectively. During the year ended June 30, 2008 and the three months ended September 30, 2008 (unaudited), net cash used in operations amounted to $31.9 million and $12.0 million, respectively. As of June 30, 2008 and September 30, 2008 (unaudited), the Company had an accumulated deficit of $118.3 million and $132.0 million, respectively. The Company has incurred negative cash flows and losses since inception. In addition, in February 2008, the Company was notified that recent conditions in the global credit markets have caused insufficient demand for auction rate securities, resulting in failed auctions for $23.0 million of the Company’s auction rate securities held at June 30, 2008 and September 30, 2008 (unaudited). These securities are currently not liquid, as the Company has an inability to sell the securities due to continued failed auctions.
     On March 28, 2008, the Company obtained a margin loan from UBS Financial Services, Inc., the entity through which it originally purchased the auction rate securities, for up to $12.0 million, with a floating interest rate equal to 30-day LIBOR, plus 0.25%. The loan was secured by the $23.0 million par value of the Company’s auction rate securities. The maximum borrowing amount was not set forth in the written agreement for the loan and may have been adjusted from time to time by UBS Financial Services at its discretion. The loan was due on demand and UBS Financial Services may have required the Company to repay it in full from any loan or financing arrangement or a public equity offering. The margin requirements were determined by UBS Financial Services but were not included in the written loan agreement and were therefore subject to change. As of June 30, 2008, the margin requirements provided that UBS Financial Services would require a margin call on this loan if at any time the outstanding borrowings, including interest, exceeded $12.0 million or 75% of UBS Financial Service’s estimate of the fair value of the Company’s auction rate securities. If these margin requirements were not maintained, UBS Financial Services may have required the Company to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. As of June 30, 2008, the Company maintained these margin requirements. See Note 4 for a description of the replacement of this loan and the additional loan and security agreement entered into with Silicon Valley Bank.
     Based on current operating levels, combined with limited capital resources, financing the Company’s operations will require that the Company raise additional equity or debt capital prior to or during the quarter ending September 30, 2009. If the Company fails to raise sufficient equity or debt capital, management would implement cost reduction measures, including workforce reductions, as well as reductions in overhead costs and capital expenditures. There can be no assurance that these sources will provide sufficient cash flows to enable the Company to continue as a going concern. The Company currently has no commitments for additional financing and may experience difficulty in obtaining additional financing on favorable terms, if at all. All of these factors raise substantial doubt about the Company’s ability to continue as a going concern.
3.  Selected Consolidated Financial Statement Information

	June 30,		September 30,
	2007	2008	2008
			(Unaudited)
Accounts Receivable
Accounts receivable	$—	$5,061	$5,631
Less: Allowance for doubtful accounts	—	(164)	(192)

	$—	$4,897	$5,439

Inventories
Raw materials	$513	$2,338	$2,471
Work in process	134	117	232
Finished goods	403	1,321	1,227

	$1,050	$3,776	$3,930

Property and equipment
Equipment	$804	$1,360	$1,554
Furniture	85	169	169
Leasehold improvements	14	90	97

	903	1,619	1,820
Less: Accumulated depreciation and amortization	(318)	(578))	(664)

	$585	$1,041	$1,156

Patents
Patents	$990	$1,279	$1,460
Less: Accumulated amortization	(378)	(299))	(308)

	$612	$980	$1,152

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
     As of June 30, 2008, future estimated amortization of patents and patent licenses will be:

2009	$37
2010	37
2011	36
2012	35
2013	35
Thereafter	800

$980

As of September 30, 2008 (unaudited), future estimated amortization of patents and patent licenses will be:

Nine months ending June 30, 2009	$28
2010	37
2011	36
2012	35
2013	35
Thereafter	981

$1,152

     This future amortization expense is an estimate. Actual amounts may vary from these estimated amounts due to additional intangible asset acquisitions, potential impairment, accelerated amortization or other events.

	June 30,		September 30,
	2007	2008	2008
			(Unaudited)
Accrued expenses
Salaries and bonus	$612	$1,229	$898
Commissions	—	1,493	1,840
Accrued vacation	124	554	708
Other	12	191	261

	$748	$3,467	$3,707

4.  Debt
Loan and Security Agreement with Silicon Valley Bank
     On September 12, 2008, the Company entered into a loan and security agreement with Silicon Valley Bank with maximum available borrowings of $13.5 million. The agreement includes a $3.0 million term loan, a $5.0 million accounts receivable line of credit, and two term loans for an aggregate of $5.5 million that are guaranteed by certain of the Company’s affiliates. The terms of each of these loans is as follows:

•	The $3.0 million term loan has a fixed interest rate of 10.5% and a final payment amount equal to 3.0% of the loan amount due at maturity. This term loan has a 36 month maturity, with repayment terms that include interest only payments during the first six months followed by 30 equal principal and interest payments. This term loan also includes an acceleration provision that requires the Company to pay the entire outstanding balance, plus a penalty ranging from 1.0% to 6.0% of the principal amount, upon prepayment or the occurrence and continuance of an event of default. As part of the term loan agreement, the Company granted Silicon Valley Bank a warrant to purchase 13,000 shares of Series B redeemable convertible preferred stock at an exercise price of $9.25 per share. This warrant was assigned a value of $75 for accounting purposes, is immediately exercisable, and expires ten years after issuance. The balance outstanding on the term loan at September 30, 2008 (unaudited) was $3.0 million.

•	The accounts receivable line of credit has a two year maturity and a floating interest rate equal to the prime rate, plus 2.0%, with an interest rate floor of 7.0%. Interest on borrowings is due monthly and the principal balance is due at maturity. Borrowings on the line of credit are based on 80% of eligible domestic receivables, which is defined as receivables aged less than 90 days from the invoice date along with specific exclusions for contra-accounts, concentrations, and government receivables. The Company’s accounts receivable receipts will be deposited into a lockbox account in the name of Silicon Valley Bank. The accounts receivable line of credit is subject to non-use fees, annual fees and cancellation fees. There was no balance outstanding on the line of credit at September 30, 2008 (unaudited).

•	One of the guaranteed term loans is for $3.0 million and the other guaranteed term loan is for $2.5 million, each with a one year maturity. Each of the guaranteed term loans has a floating interest rate equal to the prime rate, plus 2.25%, with an interest rate floor of 7.0% (effective rate of 7.0% at September 30, 2008). Interest on borrowings is due monthly and the principal balance is due at maturity. One of the Company’s directors and shareholders and two entities who hold the Company’s preferred shares and are also affiliated with two of the Company’s directors agreed to act as guarantors of these term loans. In consideration for guarantees, the Company issued the guarantors warrants to purchase an aggregate of 458,333 shares of the Company’s common stock at an exercise price of $6.00 per share. The balance outstanding on the guaranteed term loans at September 30, 2008 (unaudited) was $5.5 million (excluding debt discount of $1.8 million).

The guaranteed term loans and common stock warrants were allocated using the relative fair value method. Under this method, the Company estimated the fair value of the term loans without the guarantees and calculated the fair value of the common stock warrants using the Black-Scholes method. The relative fair value of the loans and warrants were applied to the loan proceeds of $5.5 million, resulting in an assigned value of $3.7 million for the loans and $1.8 million for the warrants. The assigned value of the warrants of $1.8 million is treated as a debt discount and amortized over the one year maturity of the loan.

Borrowings from Silicon Valley Bank are collateralized by all of the Company’s assets, other than the Company’s auction rate securities and intellectual property, and the investor guarantees. The borrowings are subject to prepayment penalties and financial covenants, including the Company maintaining a minimum liquidity ratio and the Company’s achievement

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
of minimum monthly net revenue goals. Any non-compliance by the Company under the terms of the Company’s debt arrangements could result in an event of default under the Silicon Valley Bank loan, which, if not cured, could result in the acceleration of this debt.
Loan Payable
     On March 28, 2008, the Company obtained a margin loan from UBS Financial Services, Inc. for up to $12.0 million, with a floating interest rate equal to 30-day LIBOR, plus 0.25%. The loan was secured by the $23.0 million par value of the Company’s auction rate securities. The maximum borrowing amount was not set forth in the written agreement for the loan and may have been adjusted from time to time by UBS Financial Services in its sole discretion. The loan was due on demand and UBS Financial Services may have required the Company to repay it in full from any loan or financing arrangement or a public equity offering. The margin requirements were determined by UBS Financial Services but were not included in the written loan agreement and were therefore subject to change. As of June 30, 2008, the margin requirements provided that UBS Financial Services would require a margin call on this loan if at any time the outstanding borrowings, including interest, exceed $12.0 million or 75% of UBS Financial Service’s estimate of the fair value of the Company’s auction rate securities. If these margin requirements were not maintained, UBS Financial Services may have required the Company to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. As of June 30, 2008, the Company maintained these margin requirements.
     On August 21, 2008, the Company replaced this loan with a margin loan from UBS Bank USA, which increased maximum borrowings available to $23.0 million. This maximum borrowing amount is not set forth in the written agreement for the loan and may be adjusted from time to time by UBS Bank at its discretion The margin loan has a floating interest rate equal to 30-day LIBOR, plus 1.0%. The loan is due on demand and UBS Bank will require the Company to repay it in full from the proceeds received from a public equity offering where net proceeds exceed $50.0 million. In addition, if at any time any of the Company’s auction rate securities may be sold, exchanged, redeemed, transferred or otherwise conveyed for no less than their par value, then the Company must immediately effect such a transfer and the proceeds must be used to pay down outstanding borrowings under this loan. The margin requirements are determined by UBS Bank but are not included in the written loan agreement and are therefore subject to change. As of August 21, 2008, the margin requirements include maximum borrowings, including interest, of $23.0 million. If these margin requirements are not maintained, UBS Bank may require the Company to make a loan payment in an amount necessary to comply with the applicable margin requirements or demand repayment of the entire outstanding balance. The Company has maintained the margin requirements under the loans from both UBS entities. The outstanding balance on this loan at September 30, 2008 (unaudited) was $22.9 million.
As of September 30, 2008 (unaudited), debt maturities were as follows:

Nine months ending June 30, 2009	$21,853
2010	6,248
2011	1,200
2012	300

Total	$29,601
Less: Current Maturities	(27,201)

Long-term debt	$2,400

Additional Financing
     In conjunction with the proceeds received through the signing of the loan and security agreement with Silicon Valley Bank and new margin loan from UBS Bank USA, the Company reassessed its need for additional equity or debt capital. Based on current operating levels, combined with limited capital resources and proceeds received from the loan and security agreement with Silicon Valley Bank and new margin loan from UBS Bank USA, financing the Company’s operations will require that the Company raise additional equity or debt capital prior to or during the quarter ending September 30, 2009. See Note 2 for additional discussion of the assessment of the Company’s ability to continue as a going concern.
Convertible Promissory Notes
     At various dates in fiscal 2006 and 2007, the Company obtained $3,084 in financing from the issuance of convertible promissory notes (the “Notes”) that accrued interest at a rate of 8% per annum. Under the terms of the Notes, interest and principal were due on February 28, 2009, unless earlier prepaid or converted into Series A redeemable convertible preferred stock. The interest and principal of the notes convert at the per share price of any future offerings. On July 19, 2006, all Notes and accrued interest were converted into the Series A redeemable convertible preferred stock (Note 10).
5.  Common Stock Warrants
     In fiscal 2007, the Company issued warrants to purchase 131,349 shares of common stock at $5.71 per share to agents in connection with the Series A redeemable convertible preferred stock offering. The warrants expire seven years after issuance and are exercisable immediately. The warrants were assigned a value of $99 for accounting purposes. In fiscal 2006 and 2007, the Company also issued warrants to purchase 6,400 and 6,000 shares of common stock to consultants resulting in expense for services of $31 and $4, respectively. The warrants granted to consultants in 2007 were 50% immediately exercisable and 50% exercisable one year from the date of issuance. During September 2008 (unaudited), the Company issued the guarantors of the Silicon Valley Bank guaranteed term loans warrants to purchase an aggregate of 458,333 shares of the Company’s common stock at an exercise price of $6.00 per share. The warrants issued in September 2008 were assigned a value of $1.8 million for accounting purposes, are immediately exercisable, and expire five years after issuance. The following summarizes common stock warrant activity:

		Price
	Warrants	Range
	Outstanding	per Share
Warrants outstanding at June 30, 2005	259,925	$1.00-$6.00
Warrants issued	6,400	$8.00
Warrants expired	(3,600)	$5.00

Warrants outstanding at June 30, 2006	262,725	$1.00-$8.00
Warrants issued	137,349	$5.71
Warrants exercised	(3,250)	$1.00

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)

		Price
	Warrants	Range
	Outstanding	per Share
Warrants outstanding at June 30, 2007	396,824	$1.00-$8.00
Warrants exercised	(117,948)	$1.00-$8.00
Warrants expired	(34,602)	$5.00

Warrants outstanding at June 30, 2008	244,274	$1.00-$8.00
Warrants issued	458,333	$6.00
Warrants exercised	(10,450)	$5.00
Warrants expired	(6,000)	$5.00

Warrants outstanding at September 30, 2008 (unaudited)	686,157	$1.00 - $8.00

     Warrants have exercise prices ranging from $1.00 to $8.00 and are immediately exercisable, unless noted above. The following assumptions were utilized in determining the fair value of warrants issued under the Black-Scholes model:

	Year Ended June 30,		Three Months Ended September 30,
	2006	2007	2008
			(Unaudited)
Weighted average fair value of warrants granted	$4.90	$0.69-$0.76	$6.17
Risk-free interest rates	4.34%	4.70%-5.02%	3.01%
Expected life	5 years	5-7 years	5 years
Expected volatility	70.0%	44.9%-45.1%	46.7%
Expected dividends	None	None	None
6.  Stock Options and Restricted Stock Awards
     The Company has a 1991 Stock Option Plan (the “1991 Plan”), a 2003 Stock Option Plan (the “2003 Plan”), and a 2007 Equity Incentive Plan (the “2007 Plan”) (collectively the “Plans”) under which options to purchase common stock and restricted stock awards have been granted to employees, directors and consultants at exercise prices determined by the Board of Directors. The 1991 Plan and 2003 Plan permitted the granting of incentive stock options and nonqualified options. A total of 750,000 shares were originally reserved for issuance under the 1991 Plan, but with the execution of the 2003 Plan no additional options were granted under it. A total of 3,800,000 shares of the Company’s common stock were originally reserved for issuance under the 2003 Plan but with the approval of the 2007 Plan no additional options will be granted under it. The 2007 Plan allows for the granting of up to 3,000,000 shares of common stock as approved by the Board of Directors in the form of nonqualified or incentive stock options, restricted stock awards, restricted stock unit awards, performance share awards, performance unit awards or stock appreciation rights to officers, directors, consultants and employees of the Company. The 2007 Plan also includes a renewal provision whereby the number of shares shall automatically be increased on the first day of each fiscal year beginning July 1, 2008, and ending July 1, 2017, by the lesser of (i) 1,500,000 shares, (ii) 5% of the outstanding common shares on such date, or (iii) a lesser amount determined by the Board of Directors. For the year ended June 30, 2008, the Company had granted the following amount of stock options and restricted stock awards:

Grant Type	Number of Shares
Service based stock options (2007 Plan)	1,383,364
Performance based stock options (2007 Plan)	775,000
Service based stock options (2003 Plan)	663,583

Total	2,821,947	(1)

Restricted stock awards (2007 Plan)	840,138

(1)	Excludes 70,000 shares of service based stock options granted outside of the plans.

The Company had granted the following amount of stock options and restricted stock awards through September 30, 2008 (unaudited):

	Number of
Grant Type	Shares

Service based stock options (2007 Plan)	1,383,364
Performance based stock options (2007 Plan)	775,000
Service based stock options (2003 Plan)	663,583

Total	2,821,947	(1)

Restricted stock awards (2007 Plan)	1,001,961

(1)	Excludes 70,000 shares of service based stock options granted outside of the plans.
     All options granted under the Plans become exercisable over periods established at the date of grant. The option exercise price is generally not less than the estimated fair market values of the Company’s common stock at the date of grant, as determined by the Company’s management and Board of Directors. In addition, the Company has granted nonqualified stock options to employees, directors and consultants outside of the Plans.
     In estimating the value of the Company’s common stock for purposes of granting options and determining stock-based compensation expense, the Company’s management and board of directors conducted stock valuations using two different valuation methods: the option pricing method and the probability weighted expected return method. Both of these valuation methods have taken into consideration the following factors: financing activity, rights and preferences of the Company’s preferred stock, growth of the executive management team, clinical trial activity, the FDA process, the status of the Company’s commercial launch, the Company’s mergers and acquisitions and public offering processes, revenues, the valuations of comparable public companies, the Company’s cash and working capital amounts, and additional objective and subjective factors relating to the Company’s business. The Company’s management and board of directors set the exercise prices for option grants based upon their best estimate of the fair market value of the common stock at the time they made such grants, taking into account all information available at those times. In some cases, management and the board of directors made retrospective assessments of the valuation of the common stock at later dates and determined that the fair market value of the common stock at the times the grants were made was different than the exercise prices established for those grants. In cases in which the fair market was higher than the exercise price, the Company recognized stock-based

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
compensation expense for the excess of the fair market value of the common stock over the exercise price.
     Stock option activity is as follows:

			Weighted
	Shares	Number	Average
	Available	of	Exercise
	for Grant(a)	Options(b)	Price
Options outstanding at June 30, 2005	995,750	1,552,861	3.12
Options granted	(484,500)	484,500	7.53
Options forfeited or expired	113,500	(213,500)	2.96

Options outstanding at June 30, 2006	624,750	1,823,861	3.93
Shares reserved	2,500,000	—
Options granted	(2,622,850)	2,622,850	5.64
Options exercised	—	(65,000)	1.00
Options forfeited or expired	79,850	(94,850)	1.04

Options outstanding at June 30, 2007	581,750	4,286,861	4.96
Shares reserved	3,000,000
Options granted(c)	(2,821,947)	2,891,947	7.21
Options exercised	—	(377,500)	3.28
Options forfeited or expired	81,833	(923,167)	2.30

Options outstanding at June 30, 2008	841,636	5,878,141	6.59
Shares reserved	379,397	—
Options exercised	—	(9,000)	5.39
Options forfeited or expired	—	(27,666)	5.04

Options outstanding at September 30, 2008 (unaudited)	1,221,033	5,841,475	6.60

(a)	Excludes the effect of options granted, exercised, forfeited or expired related to activity from options granted outside the stock option plans described above; excludes the effect of restricted stock awards granted or forfeited under the 2007 Plan.

(b)	Includes the effect of options granted, exercised, forfeited or expired from the 1991 Plan, 2003 Plan, 2007 Plan, and options granted outside the stock option plans described above.

(c)	Excludes 70,000 options granted outside of the plans.
     The following table summarizes information about stock options granted during the years ended June 30, 2007 and 2008 and three months ended September 30, 2008 (unaudited):

	Number		Estimated
	of Shares		Fair Value
	Subject to	Exercise	of Common
Grant Date	Options	Price	Stock
July 1, 2006	132,000	$5.71	$2.43
July 17, 2006	230,000	$5.71	$2.43
August 15, 2006	239,500	$5.71	$2.43
October 3, 2006	375,000	$5.71	$2.58
December 19, 2006	446,100	$5.71	$2.79
February 14, 2007	46,000	$5.71	$3.58
February 15, 2007	540,000	$5.71	$3.58
April 18, 2007	299,250	$5.71	$4.63
June 12, 2007	315,000	$5.11	$5.95
August 7, 2007	402,500	$5.11	$5.95
October 9, 2007	331,083	$5.11	$7.36
November 13, 2007	154,917	$7.36	$7.90
December 12, 2007	775,000	$7.86	$8.44
December 31, 2007	1,056,234	$7.86	$8.44
February 14, 2008	172,213	$9.04	$9.36
     Options outstanding and exercisable at June 30, 2008, were as follows:

	Options Outstanding			Options Exercisable
		Remaining			Remaining
		Weighted	Weighted		Weighted	Weighted
Range of	Number of	Average	Average	Number of	Average	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Contractual	Exercise
Prices	Shares	Life (Years)	Price	Shares	Life (Years)	Price
$ 5.00	94,000	0.31	$5.00	94,000	0.31	$5.00
$ 5.11	972,583	9.11	$5.11	162,083	9.06	$5.11

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)

	Options Outstanding			Options Exercisable
		Remaining			Remaining
		Weighted	Weighted		Weighted	Weighted
Range of	Number of	Average	Average	Number of	Average	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Contractual	Exercise
Prices	Shares	Life (Years)	Price	Shares	Life (Years)	Price
$ 5.71	2,122,083	5.08	$5.71	875,466	5.18	$5.71
$ 6.00	185,500	1.19	$6.00	185,500	1.19	$6.00
$ 7.36	154,917	9.38	$7.36	154,917	9.38	$7.36
$ 7.86	1,831,234	6.60	$7.86	1,056,234	4.50	$7.86
$ 8.00	297,000	2.32	$8.00	226,332	2.33	$8.00
$ 9.04	172,213	4.63	$9.04	172,213	4.63	$9.04
$12.00	48,611	7.76	$12.00	48,611	7.76	$12.00

	5,878,141	6.00	$6.59	2,975,356	4.76	$6.99

     Options issued to employees and directors that are vested or expected to vest at June 30, 2008, were as follows:

Remaining
		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Contractual	Exercise	Intrinsic
	Shares	Life (Years)	Price	Value
Options vested or expected to vest	5,584,234	6.00	$6.59	$20,369

Options outstanding and exercisable at September 30, 2008 (unaudited), were as follows:

	Options Outstanding			Options Exercisable
		Remaining			Remaining
		Weighted	Weighted		Weighted	Weighted
	Number of	Average	Average	Number of	Average	Average
	Outstanding	Contractual	Exercise	Exercisable	Contractual	Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Life (Years)	Price

$5.00	64,000	0.14	$5.00	64,000	0.14	$5.00
$5.11	972,583	8.85	$5.11	290,915	8.83	$5.11
$5.71	2,115,417	4.81	$5.71	1,130,132	4.48	$5.71
$6.00	185,500	0.94	$6.00	185,500	0.94	$6.00
$7.36	154,917	9.13	$7.36	154,917	9.13	$7.36
$7.86	1,831,234	6.35	$7.86	1,056,234	4.25	$7.86
$8.00	297,000	2.07	$8.00	234,666	2.07	$8.00
$9.04	172,213	4.38	$9.04	172,213	4.38	$9.04
$12.00	48,611	7.50	$12.00	48,611	7.50	$12.00

	5,841,475	5.78	$6.60	3,337,188	4.59	$6.84

Options issued to employees and directors that are vested or expected to vest at September 30, 2008 (unaudited), were as follows:

Remaining
		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Contractual	Exercise	Intrinsic
	Shares	Life (Years)	Price	Value

Options vested or expected to vest	5,549,401	5.78	$6.60	$20,357
     Effective July 1, 2006, the Company adopted SFAS No. 123(R) using the prospective application method. Under this method, as of July 1, 2006, the Company has applied the provisions of this statement to new and modified awards. The adoption of this pronouncement had no effect on net loss in fiscal 2006.
     An additional requirement of SFAS No. 123(R) is that estimated pre-vesting forfeitures be considered in determining stock-based compensation expense. As previously permitted, the Company recorded forfeitures when they occurred for pro forma presentation purposes. As of June 30, 2007 and 2008 and September 30, 2008 (unaudited), the Company estimated its forfeiture rate at 5.0% per annum. As of June 30, 2007 and 2008 and September 30, 2008 (unaudited), the total compensation cost for nonvested awards not yet recognized in the consolidated statements of operations was $2,367, $6,316, and $4,821, respectively, net of the effect of estimated forfeitures. These amounts are expected to be recognized over a weighted-average period of 2.72, 2.17, and 3.04 years, respectively.
     Options typically vest over three years. An employee’s unvested options are forfeited when employment is terminated; vested options must be exercised at or within 90 days of termination to avoid forfeiture. The Company determines the fair value of options using the Black-Scholes option pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods. The following assumptions were used in determining the fair value of stock options granted under the Black-Scholes model:

	Year Ended June 30,
	2006	2007	2008
Weighted average fair value of options granted	$1.16	$1.07	$3.74
Risk-free interest rates	3.71%-4.77%	4.56%-5.18%	2.45%-4.63%
Expected life	4 years	3.5-6 years	3.5-6 years
Expected volatility	None	43.8%-45.1%	43.1%-46.4%
Expected dividends	None	None	None
     The risk-free interest rate for periods within the five and ten year contractual life of the options is based on the U.S. Treasury yield curve in effect at the grant date and the expected option life of 3.5 to 6 years. Expected volatility is based on the historical volatility of the stock of companies within the Company’s peer group. Generally, the 3.5 to 6 year expected life of stock options granted to employees represents the weighted average of the result of the “simplified” method applied to “plain vanilla” options granted during the period, as provided within SAB No. 110.
     The aggregate intrinsic value of a stock award is the amount by which the market value of the underlying stock exceeds the exercise price of the award. The aggregate intrinsic value for outstanding options at June 30, 2006, 2007 and 2008 and September 30, 2007 and 2008 (unaudited) was $1,301, $5,181, $21,441, $11,475, and $21,428, respectively. The aggregate intrinsic value for exercisable options at June 30, 2006, 2007 and 2008 and September 30, 2007 and 2008 (unaudited) was $1,301, $4,417, $9,692, $6,869 and $11,459, respectively. The total aggregate intrinsic value of options exercised during the years ended June 30, 2006 and 2007 was negligible while the aggregate intrinsic value of options exercised during the year ended June 30, 2008 and three months ended September 30, 2008 (unaudited) was $1,435 and $43, respectively. Shares supporting option exercises are sourced from new share issuances.
     On December 12, 2007, the Company granted 775,000 performance based incentive stock options to certain executives. The options shall become exercisable in full on the third anniversary of the date of grant provided that the Company has completed its initial public offering of common stock or a change of control transaction before December 31, 2008 and shall terminate on the tenth anniversary of the date of the grant. For this purpose “change of control transaction” shall be defined as an acquisition of the Company through the sale of substantially all of the Company’s assets and the consequent

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
discontinuance of its business or through a merger, consolidation, exchange, reorganization or similar transaction. The Company has not recorded any stock-based compensation expense related to performance based incentive stock options for the year ended June 30, 2008 or three months ended September 30, 2008 (unaudited) as it was not probable that the performance based criteria would be achieved.
     As of June 30, 2008, the Company had granted 840,138 and 1,001,961 restricted stock awards, respectively. The fair value of each restricted stock award was equal to the fair market value of the Company’s common stock at the date of grant. Vesting of restricted stock awards range from one to three years. The estimated fair value of restricted stock awards, including the effect of estimated forfeitures, is recognized on a straight-line basis over the restricted stock’s vesting period. Restricted stock award activity for the three months ended September 30, 2008 (unaudited) is as follows:

		Weighted
	Number of	Average Fair
	Shares	Value

Restricted stock awards outstanding at June 30, 2007	—	$—
Restricted stock awards granted	840,138	9.49
Restricted stock awards forfeited	(27,834)	9.29

Restricted stock awards outstanding at June 30, 2008	812,304	9.50
Restricted stock awards granted	161,823	10.22
Restricted stock awards forfeited	(25,029)	10.09

Restricted stock awards outstanding at September 30, 2008 (unaudited)	949,098	$9.60

The following amounts were recognized as stock-based compensation expense in the consolidated statements of operations for the year ended June 30, 2008:

	Stock	Restricted
	Options	Stock Awards	Total

Cost of goods sold	$91	$141	$232
Selling, general and administrative	5,957	895	6,852
Research and development	181	116	297

Total	$6,229	$1,152	$7,381

The following amounts were recognized as stock-based compensation expense in the consolidated statements of operations for the three months ended September 30, 2008 (unaudited):

	Stock	Restricted
	Options	Stock Awards	Total

Cost of goods sold	$38	$138	$176
Selling, general and administrative	297	1,087	1,384
Research and development	41	71	112

Total	$376	$1,296	$1,672

7.  Income Taxes
     The components of the Company’s overall deferred tax assets and liabilities are as follows:

	June 30,
	2007	2008
Deferred tax assets
Stock-based compensation	$76	$2,423
Accrued expenses	54	181
Inventories	226	409
Deferred rent	24	40
Deferred revenue	—	46
Accounts receivable	—	66
Research and development credit carryforwards	—	1,798
Net operating loss carryforwards	16,524	25,825

Total deferred tax assets	16,904	30,788
Deferred tax liabilities
Accelerated depreciation and amortization	(15)	(20)

Total deferred tax liabilities	(15)	(20)

Valuation allowance	(16,889)	(30,768)

Net deferred tax assets	$—	$—

     The Company has established valuation allowances to fully offset its deferred tax assets due to the uncertainty about the Company’s ability to generate the future taxable income necessary to realize these deferred assets, particularly in light of the Company’s historical losses. The future use of net operating loss carryforwards is dependent on the Company attaining profitable operations, and will be limited in any one year under Internal Revenue Code Section 382 (“IRC Section 382”) due to significant ownership changes, as defined under the Code Section, as a result of the Company’s equity financings.

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
     At June 30, 2008, the Company had net operating loss carryforwards for federal and state income tax reporting purposes of approximately $69,000 which will expire at various dates through fiscal 2028.

The Company adopted the provisions of FIN 48 on July 1, 2007. Under FIN 48, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. The Company did not record any adjustment to the liability for unrecognized income tax benefits or accumulated deficit for the cumulative effect of the adoption of FIN 48.

In addition, the amount of unrecognized tax benefits as of July 1, 2007, June 30, 2008 and September 30, 2008 (unaudited) was zero. There have been no material changes in unrecognized tax benefits since July 1, 2007, and the Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months. The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company did not have an accrual for the payment of interest and penalties related to unrecognized tax benefits as of June 30, 2008 or September 30, 2008 (unaudited).

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is potentially subject to income tax examinations by tax authorities for the tax years ended June 30, 2006, 2007 and 2008. The Company is not currently under examination by any taxing jurisdiction.
8.  Commitment and Contingencies
Operating Lease
     The Company leases manufacturing and office space and equipment under various lease agreements which expire at various dates through November 2012. Rental expenses were $201, $341 and $572 for the years ended June 30, 2006, 2007 and 2008, respectively and $132 and $161 for the three months ended September 30, 2007 and 2008 (unaudited), respectively.
     Future minimum lease payments under the agreements as of June 30, 2008 are as follows:

2009	$464
2010	471
2011	475
2012	476
2013	202

$2,088

Future minimum lease payments under the agreements as of September 30, 2008 (unaudited) are as follows:

Nine months ended June 30, 2009	$350
2010	471
2011	475
2012	476
2013	202

$1,974

Related Party Transaction
     On December 12, 2007, the Company entered into an agreement with Reliant Pictures Corporation, or RPC, to participate in a documentary film to be produced by RPC. Portions of the film will focus on the Company’s technologies, and RPC will provide separate filmed sections for the Company’s corporate use. In connection with that agreement, the Company contributed $150 in December 2007 and an additional $100 in January 2008 towards the production of the documentary. One of the Company’s directors holds more than 10% of the equity of RPC and is a director of RPC. Another director of the Company is a shareholder of RPC.
9.  Employee Benefits
     The Company offers a 401(k) plan to its employees. Eligible employees may authorize up to $16 of their annual compensation as a contribution to the plan, subject to Internal Revenue Service limitations. The plan also allows eligible employees over 50 years old to contribute an additional $5 subject to Internal Revenue Service limitations. All employees must be at least 21 years of age to participate in the plan. The Company did not provide any employer matching contributions for the years ended June 30, 2006, 2007 and 2008 or for the three months ended September 30, 2008 (unaudited).
10.  Redeemable Convertible Preferred Stock and Convertible Preferred Stock Warrants
     During the period from July 2006 to October 2006, the Company completed the sale of 4,728,547 shares of Series A redeemable convertible preferred stock, no par value, at a purchase price of $5.71 per share for a total of $27,000. In addition, Series A convertible preferred stock warrants were issued to purchase 671,453 shares of Series A redeemable convertible preferred stock in connection with the sale of the Series A redeemable convertible preferred stock. The Series A convertible preferred stock warrants have a purchase price of $5.71 per share with a five-year term and were assigned an initial value of $1,767 for accounting purposes using the Black-Scholes model. The change in value of the Series A convertible preferred stock warrants due to accretion as a result of remeasurement was $916, $300, and ($14) as of June 30, 2008 and September 30, 2007 and 2008 (unaudited), respectively, and is included in interest expense on the consolidated statements of operations. The Series A redeemable convertible preferred stock offering included the conversion of $3,145 of convertible promissory notes and accrued interest previously sold by the Company at various dates in fiscal 2006 and 2007 (Note 4).
     In connection with the Series A redeemable convertible preferred stock offering, the Company incurred offering costs of $1,742 and issued warrants to purchase 131,349 shares of common stock at a purchase price of $5.71 with a term of seven years. The warrants were assigned a value of $99 for accounting purposes (Note 5).
     As of June 30, 2007, the Company had sold 977,046 shares of Series A-1 redeemable convertible preferred stock, no par value, at a purchase price of $8.50 per share for total proceeds of $8,271, net of offering costs of $34. During the period from July 2007 to September 2007, the Company sold an additional 1,211,379 shares of Series A-1 redeemable convertible preferred stock for total proceeds of $10,282, net of offering costs of $14.

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
     On December 17, 2007, the Company completed the sale of 2,162,150 shares of Series B redeemable convertible preferred stock at a price of $9.25 per share for total proceeds of $19,963, net of offering costs of $37.
     In connection with the preparation of the Company’s financial statements as of June 30, 2007 and 2008 and September 30, 2008 (unaudited), the Company’s management and Board of Directors established what it believes to be a fair market value of the Company’s Series A, Series A-1, and Series B redeemable convertible preferred stock. This determination was based on concurrent significant stock transactions with third parties and a variety of factors, including the Company’s business milestones achieved and future financial projections, the Company’s position in the industry relative to its competitors, external factors impacting the value of the Company in its marketplace, the stock volatility of comparable companies in its industry, general economic trends and the application of various valuation methodologies.
     Changes in the current market value of the Series A, Series A-1, and Series B redeemable convertible preferred stock are recorded as accretion of redeemable convertible preferred stock and as accumulated deficit in the consolidated statements of changes in shareholders’ (deficiency) equity and in the consolidated statements of operations as accretion of redeemable convertible preferred stock.
     The rights, privileges and preferences of the Series A, Series A-1, and Series B redeemable convertible preferred stock (collectively, the “Preferred Stock”) are as follows:
Dividends
     The holders of Preferred Stock are entitled to receive cash dividends at the rate of 8% of the original purchase price. All dividends shall accrue, whether or not earned or declared, and whether or not the Company has legally available funds. All such dividends shall be cumulative and shall be payable only (i) when and as declared by the Board of Directors, (ii) upon liquidation or dissolution of the Company and (iii) upon redemption of the Preferred Stock by the Company. As of June 30, 2008 and September 30, 2007 and 2008 (unaudited), $6,362, $2,714, and $7,703, respectively, of dividends had accumulated but had not yet been declared by the Company’s Board of Directors, or paid by the Company as of such respective dates. The holders of the Preferred Stock have the right to participate in dividends with the common shareholders on an as converted basis.
Conversion
     The holders of the Preferred Stock shall have the right to convert, at their option, their shares into common stock on a share for share basis (subject to adjustments for events of dilution). Each preferred share shall be automatically converted into unregistered shares of the Company’s common stock without any Company action, thereby providing conversion of all preferred shares, upon the approval of a majority of the preferred shareholders or upon the completion of an underwritten public offering of the Company’s shares, pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, of which the aggregate proceeds to the Company exceed $40,000 (a “Qualified Public Offering”). Upon conversion, each share of the preferred stock shall be converted into one share of common stock (subject to adjustment as defined in the preferred stock sale agreement), dividends will no longer accumulate, and previously accumulated, undeclared and unpaid dividends will not be payable by the Company.
     In the event the holders of the Preferred Stock elect to convert their preferred shares into shares of common stock, and those holders request that the Company register those shares of common stock, the Company is obligated to use its best efforts to effect a registration of the Company’s common shares. In the event that the common shares are not registered, the Company is not subject to financial penalties.
Redemption
     The Company shall not have the right to call or redeem at any time any shares of Preferred Stock. Holders of Preferred Stock shall have the right to require the Company to redeem in cash, 30% of the original amount on the fifth year anniversary of the Purchase Agreement, 30% after the sixth year and 40% after the seventh year. The price the Company shall pay for the redeemed shares shall be the greater of (i) the price per share paid for the Preferred Stock, plus all accrued and unpaid dividends; or (ii) the fair market value of the Preferred Stock at the time of redemption as determined by a professional appraiser.
Liquidation
     In the event of any liquidation or winding up of the Company, the holders of preferred stock are entitled to receive an amount equal to (i) the price paid for the preferred shares, plus (ii) all dividends accrued and unpaid before any payments

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
shall be made to holders of stock junior to the preferred stock. The remaining net assets of the Company, if any, would be distributed to the holders of preferred and common stock based on their ownership amounts assuming the conversion of the preferred stock. The amount is limited based on the overall return on investment earned by the preferred stock holders. At June 30, 2008 and September 30, 2007 and 2008 (unaudited), the liquidation value of the Series A redeemable convertible preferred stock was $31,230, $29,586, and $31,782, respectively, and Series A-1 redeemable convertible preferred stock were $19,862, $18,730, and $20,243, respectively. At June 30, 2008 and September 30, 2008 (unaudited), the liquidation value of the Series B redeemable convertible preferred stock was $20,871 and $21,280, respectively.
Voting Rights
     The holders of Preferred Stock have the right to vote on all actions to be taken by the Company based on such number of votes per share as shall equal the number of shares of common stock into which each share of redeemable convertible preferred stock is then convertible. The holders of Preferred Stock also have the right to designate, and have designated, two individuals to the Company’s Board of Directors.
Registration Rights
     Pursuant to the terms of an investor rights agreement dated July 19, 2006, entered into with certain holders of the preferred stock and the holder of a warrant to purchase shares of the Company’s common stock if, at any time after the earlier of four years after the date of the agreement or six months after the Company’s IPO, the Company receives a written request from the holders of a majority of the registrable securities then outstanding, the Company has agreed to file up to three registration statements on Form S-3.
11.  Legal Matters
Shturman Legal Proceedings
     The Company is party to two legal proceedings relating to a dispute with Dr. Leonid Shturman, the Company’s founder, and Shturman Medical Systems, Inc., or SMS, a company owned by Dr. Shturman. On or about November 2006, the Company discovered that Dr. Shturman had sought patent protection in the United Kingdom and with the World Intellectual Property Organization as the sole inventor for technology relating to the use of counterbalance weights with rotational atherectomy devices, or the counterbalance technology, which the Company believes should have been assigned to it.
     On August 16, 2007, the Company served and filed a Demand for Arbitration against SMS alleging that SMS should have assigned the counterbalance technology to the Company, and SMS’s failure to assign the technology violated the assignment provision of the Stock Purchase Agreement. On September 28, 2007, SMS filed a Statement of Answer and Motion to Dismiss alleging the Stock Purchase Agreement had expired, thus ending Dr. Shturman’s obligation to assign atherectomy technology. Following a trial, the arbitrator ruled on May 5, 2008 that the technology in question was developed pursuant to the Stock Purchase Agreement and working relationship agreements between the parties, and that SMS breached the agreements by failing to transfer the technology to the Company in 2002. The panel ordered SMS to transfer to the Company its interest in the technology and SMS did so. The Hennepin County District Court affirmed the arbitrator’s award.
     Also on August 16, 2007, the Company filed a complaint in the U.S. District Court in Minnesota against Dr. Shturman for a breach of his employment agreement. Specifically, under the employment agreement, Dr. Shturman was obligated to assign any inventions for the diagnosis or treatment of coronary or periphery vessels that were disclosed to patent attorneys or otherwise documented by Dr. Shturman during the employment term. The Company alleged that the counterbalance technology was disclosed and/or documented during the term of his employment agreement and the Company was seeking judgment against Dr. Shturman for breach of the employment agreement and a declaratory judgment that Dr. Shturman must assign his interest in the counterbalance technology to the Company. On October 31, 2007, Dr. Shturman filed an answer and counterclaim against the Company and other co-defendants asserting conversion, theft and unjust enrichment for the alleged illegal removal and transport to the United States of two drive shaft winding devices purportedly developed by Shturman Cardiology Systems, Russia, as well as raising certain affirmative defenses. The Company filed its answer on November 16, 2007. Dr. Shturman filed a motion to stay this lawsuit on the basis that it should be stayed pending the resolution of alleged proceedings in the U.S. Patent and Trademark Office. On July 7, 2008 the motion was heard by the court, but the court did not rule on Dr. Shturman’s motion at that time. Instead, the court ordered a settlement conference with the court, which occurred on September 4 and 5, 2008.
     On September 4 and 5, 2008, the Company settled all of its claims against Dr. Shturman. In settlement of the Company’s claim against him, Dr. Shturman agreed that he is not the author or owner of the counterbalance technology, as defined in the May 5, 2008 award of the arbitrator. However, as part of the settlement, Dr. Shturman has the right to argue that the counterbalance technology, as defined in the award of the arbitrator, is separate and distinct from the inventions or know-how contained in any current or future patent applications made by him, and the Company has the right to argue that such patent applications do incorporate the counterbalance technology, as defined by the arbitrator in the award. In settlement of Dr. Shturman’s counterclaim against the Company, the parties entered into a settlement that is conditioned upon the Company’s agreement to pay Dr. Shturman $50 by November 14, 2008, and in connection with Dr. Shturman’s desire to sell 22,000 shares of the Company’s common stock held by him by November 14, 2008 at a fixed price, the Company agreed to refer to Dr. Shturman the names of parties that may be interested in purchasing such shares in private transactions. As of November 19, 2008, the Company had referred to Dr. Shturman names of parties that are interested in purchasing these shares and had also paid Dr. Shturman $50. In addition, the Company and Dr. Shturman have executed a settlement agreement, and pending execution of the settlement agreement by all co-defendants in the lawsuit, the Company anticipates that Dr. Shturman’s counterclaim against the Company will be dismissed.
     The Company is defending this litigation vigorously and believes that Dr. Shturman’s counterclaims and affirmative defenses are without merit and the outcome of this case will not have a material adverse effect on the Company’s business, operations, cash flows or financial condition. The Company recognized the $50 expense related to the settlement of this matter but believes additional expense and an

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
adverse outcome of this claim are not probable and cannot be reasonably estimated.
ev3 Legal Proceedings
     On December 28, 2007, ev3 Inc., ev3 Endovascular, Inc. and FoxHollow Technologies, Inc., together referred to as the Plaintiffs, filed a complaint in the Ramsey County District Court for the State of Minnesota against the Company and two former employees of FoxHollow currently employed by the Company, as well as against unknown former employees of Plaintiffs currently employed by the Company referred to in the complaint as John Does 1-10. On July 2, 2008, the Plaintiffs in this lawsuit served and filed a Second Amended Complaint. In this amended pleading, Plaintiffs now assert claims against the Company as well as ten of its employees, all of whom were formerly employed by one or more of the Plaintiffs. The Second Amended Complaint also continues to refer to “John Doe 1-10” defendants, who are not identified by name.
The Second Amended Complaint includes seven counts, which allege as follows:
•	Individual defendants violated provisions in their employment agreements with their former employer FoxHollow, barring them from misusing FoxHollow Confidential Information.

•	Individual defendants violated a provision in their FoxHollow employment agreements barring them, for a period of one year following their departure from FoxHollow, from soliciting or encouraging employees of FoxHollow to join the Company.

•	Individual defendants breached a duty of loyalty owed to FoxHollow.

•	The Company and individual defendants misappropriated trade secrets of one or more of the Plaintiffs.

•	All defendants engaged in unfair competition.

•	The Company tortiously interfered with the contracts between FoxHollow and individual defendants by allegedly procuring breaches of the non-solicitation/encouragement provision in those agreements, and an individual defendant tortiously interfered with the contracts between certain individual defendants and FoxHollow by allegedly procuring breaches of the confidential information provision in those agreements.

•	All defendants conspired to gain an unfair competitive and economic advantage for the Company to the detriment of the Plaintiffs.
     In the Second Amended Complaint, the Plaintiffs seek, among other forms of relief, an award of damages in an amount greater than $50, a variety of forms of injunctive relief, exemplary damages under the Minnesota Trade Secrets Act, and recovery of their attorney fees and litigation costs. Although the Company has requested the information, the Plaintiffs have not yet disclosed what specific amount of damages they claim.
     The action is presently in the discovery phase. The Company has responded to interrogatories and document requests served by the Plaintiffs and has also served written discovery requests directed to the Plaintiffs. Two depositions were taken before July 31, 2008 and it is expected that numerous witness depositions will be taken in the coming months.
     In July 2008, the Company and the individual defendants filed motions to dismiss the action. These motions were based on the argument that the Plaintiffs are required to resolve the claims at issue in arbitration in accordance with arbitration provisions in the employment agreements between at least eight of the individual defendants and FoxHollow.

Cardiovascular Systems, Inc.
Notes to Consolidated Financial Statements (continued)
(Information presented as of and for the three months ended September 30, 2007 and 2008 is unaudited)
(dollars in thousands, except per share and share amounts)
     The Company is defending this litigation vigorously, and believes that the outcome of this litigation will not have a materially adverse effect on the Company’s business, operations, cash flows or financial condition. The Company has not recognized any expense related to the settlement of this matter as an adverse outcome of this action is not probable and cannot be reasonably estimated.
12. Earnings Per Share
     The following table presents a reconciliation of the numerators and denominators used in the basic and diluted earnings per common share computations:

				Three Months Ended
	Year Ended June 30,			September 30,
	2006	2007	2008	2007	2008
				(Unaudited)	(Unaudited)

Numerator
Net loss available in basic calculation	$4,895	$15,596	$39,167	$7,441	$13,699
Plus: Accretion of redeemable convertible preferred stock(a)	—	16,835	19,422	4,853	—

Loss available to common stock- holders plus assumed conversions	$4,895	$32,431	$58,589	$12,294	$13,699

Denominator
Weighted average common shares — basic	6,183,715	6,214,820	6,835,126	6,291,512	7,692,248
Effect of dilutive stock options and warrants(b)(c)	—	—	—	—	—

Weighted average common shares outstanding — diluted	6,183,715	6,214,820	6,835,126	6,291,512	7,692,248

Loss per common share — basic and diluted	$(0.79)	$(5.22)	$(8.57)	$(1.95)	$(1.78)

(a)	The calculation for accretion of redeemable convertible preferred stock marks the redeemable convertible preferred stock to fair value, which equals or exceeds the amount of any undeclared dividends on the redeemable convertible preferred stock.

(b)	At June 30, 2006, 2007 and 2008, 262,725, 1,068,277 and 906,713 warrants, respectively, and at September 30, 2007 and 2008 (unaudited), 1,068,277 and 1,361,596 warrants, respectively, were outstanding. The effect of the shares that would be issued upon exercise of these warrants has been excluded from the calculation of diluted loss per share because those shares are anti-dilutive.

(c)	At June 30, 2006, 2007 and 2008, 1,823,861, 4,286,861 and 5,878,141 stock options, respectively, and at September 30, 2007 and 2008 (unaudited), 4,599,361 and 5,841,475 stock options, respectively, were outstanding. The effect of the shares that would be issued upon exercise of these options has been excluded from the calculation of diluted loss per share because those shares are anti-dilutive.

13.  Authorized Shares
     On December 6, 2007, the shareholders of the Company approved the increase of authorized shares of common stock to 70,000,000 shares and undesignated shares of 5,000,000.

14.	Initial Public Offering Costs (unaudited)
     The Company withdrew the registration statement for its initial public offering in conjunction with the announcement of the execution of the merger agreement with Replidyne, Inc., as described in Note 15. Therefore, previously capitalized offering costs of approximately $1.7 million were included in selling, general and administrative during the three months ended September 30, 2008.

15.	Subsequent Events (unaudited)

Reverse Merger Agreement

On November 3, 2008 the Company entered into a definitive merger agreement with Replidyne, Inc. in an all-stock transaction. Under terms of the agreement, Replidyne will issue new shares of its common stock to Company shareholders whereby former Company shareholders are expected to own 83% of the combined company and Replidyne stockholders are expected to own 17% of the combined company on a fully diluted basis using the treasury stock method, subject to adjustments as described in the merger agreement, and assuming that Replidyne’s net assets at closing are between $37 million and $40 million, as calculated in accordance with the terms of the merger agreement. The merger is subject to shareholder approval, and is expected to be consummated in the first quarter of calendar 2009.

Stock Options Amended

On December 15, 2008, the Company amended the vesting provisions of 775,000 performance based incentive stock options that had been granted to certain executives on December 12, 2007. Previously, the stock options were exercisable in full on the third anniversary of the date of grant provided the Company completed its initial public offering of common stock or a change in control transaction before December 31, 2008. The vesting provisions were updated to provide that exercisability of the options are conditioned upon the closing of the Company’s proposed merger with Replidyne, Inc. and the options shall vest to the extent of 50% of the total shares on the first anniversary of the merger and the remaining 50% on the second anniversary of the merger.

Replidyne, Inc.

Index to Financial Statements
For the Years Ended December 31, 2005, 2006 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Replidyne, Inc.:

We have audited the accompanying balance sheets of Replidyne, Inc. as of December 31, 2006 and 2007, and the related statements of operations, stockholders’ equity (deficit), preferred stock and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Replidyne, Inc. as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the accompanying financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Replidyne, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

Boulder, Colorado
March 13, 2008

REPLIDYNE, INC.

BALANCE SHEETS

	December 31,
	2006	2007
	(In thousands,
	except par value)

ASSETS
Current assets:
Cash and cash equivalents	$24,091	$43,969
Short-term investments	101,476	46,297
Receivable from Forest Laboratories	4,634	—
Prepaid expenses and other current assets	2,079	2,429

Total current assets	132,280	92,695
Property and equipment, net	3,170	1,905
Other assets	111	90

Total assets	$135,561	$94,690

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$7,957	$12,255
Deferred revenue	56,176	—

Total current liabilities	64,133	12,255
Other long-term liabilities	56	31

Total liabilities	64,189	12,286

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value. Authorized 100,000 shares; issued 27,010 and 27,085 shares; outstanding 26,979 and 27,077 shares at December 31, 2006 and 2007, respectively	27	27
Treasury stock, $0.001 par value; 31 and 8 shares at December 31, 2006 and 2007, respectively, at cost	(2)	(1)
Additional paid-in capital	188,334	191,570
Accumulated other comprehensive income (loss)	(7)	96
Accumulated deficit	(116,980)	(109,288)

Total stockholders’ equity	71,372	82,404

Total liabilities and stockholders’ equity	$135,561	$94,690

See notes to financial statements.

REPLIDYNE, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2006	2007
	(In thousands, except
	per share amounts)

Revenue	$441	$15,988	$58,571

Costs and expenses:
Research and development	29,180	38,295	43,313
Sales, general and administrative	5,329	12,187	13,020

Total costs and expenses	34,509	50,482	56,333

Income (loss) from operations	(34,068)	(34,494)	2,238
Investment income, net	722	5,953	5,535
Interest expense	(100)	(14)	—
Other expense, net	(223)	(694)	(81)

Net income (loss)	(33,669)	(29,249)	7,692
Preferred stock dividends and accretion	(7,191)	(5,391)	—

Net income (loss) attributable to common stockholders	$(40,860)	$(34,640)	$7,692

Net income (loss) attributable to common stockholders per share — basic	$(39.20)	$(2.49)	$0.29

Net income (loss) attributable to common stockholders per share — diluted	$(39.20)	$(2.49)	$0.28

Weighted average common shares outstanding — basic	1,042	13,908	26,730

Weighted average common shares outstanding — diluted	1,042	13,908	27,666

See notes to financial statements.

REPLIDYNE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT), PREFERRED STOCK, AND
COMPREHENSIVE INCOME (LOSS)
(in thousands)

									Stockholder’s Equity (Deficit)
	Preferred Stock														Accumulated
	Series A Redeemable		Series B Convertible		Series C Redeemable		Series D Redeemable						Additional	Deferred	Other		Total
	Convertible Preferred Stock		Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Treasury Stock		Paid-In	Stock-Based	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	(Deficit)

Balances, January 1, 2005	13,000	$15,886	4,000	$5,630	36,800	$47,931	—	$—	790	$1	(31)	$(2)	$—	(7)	41	$(42,235)	$(42,202)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	1,108	1	—	—	290	—	—	—	291
Issuance of Series D redeemable, convertible preferred stock in August 2005 for cash, net of issuance costs of $2,323	—	—	—	—	—	—	34,722	60,177	—	—	—	—	—	—	—	—	—
Stock-based compensation related to stock option grants to an employee	—	—	—	—	—	—	—	—	—	—	—	—	54	—	—	—	54
Stock-based compensation related to stock option grants to non-employees	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	1
Reclassification of warrants on redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	(345)	—	—	(12)	(357)
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	—	3
Accretion of offering costs on redeemable preferred stock	—	14	—	—	—	24	—	169	—	—	—	—	—	—	—	(207)	(207)
Non-cash dividends on preferred stock	—	1,040	—	400	—	3,680	—	1,864	—	—	—	—	—	—	—	(6,984)	(6,984)
Realized gain on available-for-sale equity securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(41)	—	(41)
Unrealized gain on available-for-sale equity securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	479	—	479
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(33,669)	(33,669)
Comprehensive loss																	(33,231)

Balances, December 31, 2005	13,000	16,940	4,000	6,030	36,800	51,635	34,722	62,210	1,898	2	(31)	(2)	—	(4)	479	(83,107)	(82,632)
Issuance of Series C preferred stock upon exercise of stock purchase warrants	—	—	—	—	80	100	—	—	—	—	—	—	183	—	—	—	183
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	214	—	—	—	176	—	—	—	176
Reclassification of warrants on redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	446	—	—	—	446
Issuance of common stock under employee stock purchase plan	—	—	—	—	—	—	—	—	43	—	—	—	221	—	—	—	221
Issuance of common stock in initial public offering, net of offering costs	—	—	—	—	—	—	—	—	5,006	5	—	—	44,534	—	—	—	44,539
Changes in restricted stock, net	—	—	—	—	—	—	—	—	—	—	—	—	79	—	—	—	79
Reclassification of deferred stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	(4)	4	—	—	—
Stock-based compensation expense related to options granted	—	—	—	—	—	—	—	—	—	—	—	—	1,180	—	—	—	1,180
Accretion of offering costs on redeemable preferred stock	—	5	—	—	—	9	—	231	—	—	—	—	(246)	—	—	—	(246)
Non-cash dividends on preferred stock	—	528	—	203	—	1,873	—	2,541	—	—	—	—	(522)	—	—	(4,624)	(5,146)
Conversion of preferred stock into common stock upon initial public offering	(13,000)	$(12,930)	(4,000)	$(5,000)	(36,880)	(45,980)	(34,722)	(60,578)	18,067	18	—	—	124,470	—	—	—	124,488
Settlement of accrued dividends on preferred stock with common stock upon initial public offering	—	(4,543)	—	(1,233)	—	(7,637)	—	(4,404)	1,782	2	—	—	17,817	—	—	—	17,819
Reversal of unrealized gain on available-for-sale equity securities, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(486)	—	(486)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(29,249)	(29,249)
Comprehensive loss																	(29,735)

Balances, December 31, 2006	—	$—	—	$—	—	$—	—	$—	27,010	$27	(31)	$(2)	$188,334	$—	$(7)	$(116,980)	$71,372

(continued)

See notes to financial statements.

REPLIDYNE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT), PREFERRED STOCK, AND
COMPREHENSIVE INCOME (LOSS) — (Continued)
(in thousands)

									Stockholder’s Equity (Deficit)
	Preferred Stock														Accumulated		Total
	Series A Redeemable		Series B Convertible		Series C Redeemable		Series D Redeemable						Additional	Deferred	Other		Stockholders’
	Convertible Preferred Stock		Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Treasury Stock		Paid-In	Stock-Based	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	(Deficit)

Balances, December 31, 2006	—	$—	—	$—	—	$—	—	$—	27,010	$27	(31)	$(2)	$188,334	$—	(7)	$(116,980)	$71,372
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	52	—	—	—	64	—	—	—	64
Issuance of common stock under employee stock purchase plan	—	—	—	—	—	—	—	—	68	—	—	—	282	—	—	—	282
Release of restrictions on restricted stock	—	—	—	—	—	—	—	—	—	—	—	—	115	—	—	—	115
Vested shares of restricted stock returned to the company for taxes	—	—	—	—	—	—	—	—	—	—	(2)	(8)	—	—	—	—	(8)
Return of unvested restricted stock by employee upon termination	—	—	—	—	—	—	—	—	—	—	(33)	—	—	—	—	—	—
Stock-based compensation expense related to options granted	—	—	—	—	—	—	—	—	—	—	—	—	2,784	—	—	—	2,784
Issuance of restricted stock to an employee	—	—	—	—	—	—	—	—	13	—	—	—	—	—	—	—	—
Unrealized gain on available-for-sale equity securities, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103	—	103
Retirement of treasury stock	—	—	—	—	—	—	—	—	(58)	—	58	9	(9)	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,692	7,692

Comprehensive income																	7,795

Balances, December 31, 2007	—	—	—	—	—	—	—	—	27,085	$27	(8)	(1)	$191,570	$—	$96	$(109,288)	$82,404

See notes to financial statements.

REPLIDYNE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$(33,669)	$(29,249)	$7,692
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,258	1,418	1,474
Stock-based compensation	58	1,180	2,784
Amortization of debt discount and issuance costs	35	9	—
Amortization of discounts and premiums on short-term investments	(469)	(744)	779
Other	28	105	15
Changes in operating assets and liabilities:
Receivable from Forest Laboratories	—	(4,634)	4,634
Prepaid expenses and other current assets	(182)	(1,695)	(349)
Other assets	(288)	150	21
Accounts payable and accrued expenses	6,996	(518)	4,435
Deferred revenue	(307)	56,175	(56,175)
Other long-term liabilities	81	(25)	(25)

Net cash provided by (used in) operating activities	(26,459)	22,172	(34,715)

Cash flows from investing activities:
Purchases of short-term investments classified as available-for-sale	(157,281)	(169,827)	(26,803)
Purchases of short-term investments classified as held-to-maturity	—	(60,854)	(74,870)
Maturities of short-term investments classified as available-for-sale	125,500	147,504	59,489
Maturities of short-term investments classified as held-to-maturity	—	36,916	96,686
Proceeds from sale of property and equipment	1	45	7
Acquisitions of property and equipment	(1,570)	(1,214)	(232)

Net cash provided by (used in) investing activities	(33,350)	(47,430)	54,277

Cash flows from financing activities:
Principal payments on debt	(1,173)	(169)	—
Proceeds from issuance of common stock from the exercise of stock options and under the employee stock purchase plan	291	397	346
Proceeds from repayment of principal on notes receivable from officers	—	356	—
Proceeds from exercise of preferred stock warrants	—	100	—
Proceeds from sale of common stock from initial public offering, net of underwriters discount and offering costs	—	44,539	—
Bank overdraft	227	(227)	—
Purchase of unvested restricted stock from employees upon termination	—	—	(30)
Proceeds from sale of Series D redeemable convertible preferred stock, net	60,177	—	—

Net cash provided by financing activities	59,522	44,996	316

Net increase (decrease) in cash and cash equivalents	(287)	19,738	19,878
Cash and cash equivalents:
Beginning of year	4,640	4,353	24,091

End of year	$4,353	$24,091	$43,969

Supplemental cash flow information:
Cash paid for interest	$75	$15	$—

Notes receivable issued to officers for the exercise of stock options	$356	$—	$—

Reclassification of warrants from accrued liabilities to equity	$—	$629	$—

See notes to financial statements.

REPLIDYNE, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Business and Organization

Replidyne, Inc. (Replidyne or the Company) is a biopharmaceutical company focused on discovering, developing, in-licensing and commercializing anti-infective products. The Company’s most advanced product candidate, faropenem medoxomil, is a novel oral community antibiotic for which the Company submitted a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) in December 2005 for treatment of acute bacterial sinusitis, community-acquired pneumonia, acute exacerbation of chronic bronchitis, and uncomplicated skin and skin structure infections in adults. In October 2006, the FDA issued a non-approvable letter for the NDA. According to the non-approvable letter, the FDA recommends further clinical studies for all indications included in the NDA, additional microbiologic confirmation and consideration of alternate dosing of faropenem medoxomil.

The Company’s research and development product pipeline also includes REP3123, an investigational narrow-spectrum antibacterial agent for the treatment of Clostridium difficile (C. difficile) bacteria and C. difficile-associated disease (CDAD), and its bacterial DNA replication inhibitor technology. Additionally, the Company had also been developing REP8839, a topical antibiotic for the treatment of skin and wound infections, including methicillin-resistant Staphylococcus aureus (MRSA) infections. As a result of prioritizing its preclinical programs in December 2007, the Company suspended the development of REP8839 due to the incremental investment required to optimize the formulation and the niche market opportunity for its initial indication of treating impetigo.

In February 2006, the Company entered into a collaboration and commercialization agreement with Forest Laboratories Holding Limited (Forest Laboratories) for the commercialization, development and distribution of faropenem medoxomil in the U.S. Under this agreement, in 2006 the Company received nonrefundable upfront and milestone payments of $60 million and during the term of the agreement received $14.6 million of contract revenue from funded activities related to the development of faropenem medoxomil. On May 7, 2007, the collaboration and commercialization agreement with Forest Laboratories terminated. As a result, the Company reacquired all rights to faropenem medoxomil previously granted to Forest Laboratories and recognized as revenue in 2007 all remaining unamortized deferred revenue under this agreement totaling $55 million.

2.	Summary of Significant Accounting Policies

Accounting Estimates in the Preparation of Financial Statements.  The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents.  The Company considers all highly liquid investments purchased with maturities of 90 days or less when acquired to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

Short-Term Investments.  Short-term investments are investments purchased with maturities of longer than 90 days held at a financial institution. At December 31, 2007, contractual original maturities of the Company’s short-term investments were less than two years for investments classified as available-for-sale and less than one year for investments classified as held-to-maturity. At December 31, 2007, the current weighted average days to maturity was approximately thirteen months for investments classified as available-for-sale and approximately two months for investments classified as held-to-maturity.

Management determines the classification of securities at purchase based on its intent. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies its securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities are those the Company may decide to sell if needed for liquidity, asset/liability management, or other reasons.

REPLIDYNE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Available-for-sale securities are recorded at estimated fair value. The estimated fair value amounts are determined by the Company using available market information. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income or loss until realized. Cost is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in investment income and other. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are also included in investment income and other. The cost of securities sold is based on the specific-identification method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end, and forecasted performance of the investee. No impairments were recorded as a result of this analysis during 2005, 2006 or 2007. The Company’s investments were classified as follows at December 31, 2006 and 2007 (in thousands):

	December 31,
	2006	2007

Available-for-sale securities — recorded at fair value	$49,525	$16,213
Held-to-maturity securities — recorded at amortized cost	51,951	30,084

Total short-term investments	$101,476	$46,297

The following is a summary of the types of short-term investments classified as available-for-sale securities (in thousands):

	December 31, 2006		December 31, 2007
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value

U.S. government agencies	$40,599	$40,601	$3,998	$4,005
U.S. bank and corporate notes	8,933	8,924	12,119	12,208

	$49,532	$49,525	$16,117	$16,213

Unrealized holding gains and losses on available-for-sale securities as of December 31, 2006 were $5 thousand and $12 thousand, respectively. Unrealized holding gains and losses on available-for-sale securities as of December 31, 2007 were $0.1 million and $7 thousand, respectively. Net unrealized holding gains or losses are recorded in accumulated other comprehensive income or loss.

The following is a summary of short-term investments classified as held-to-maturity securities (in thousands):

	December 31, 2006		December 31, 2007
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value

U.S. bank and corporate notes	$42,962	$42,951	$30,084	$30,091
U.S. government agencies	$8,989	$8,985	$—	$—

	$51,951	$51,936	$30,084	$30,091

Unrealized holding gains and losses on held-to-maturity investments as of December 31, 2006 were $3 thousand and $18 thousand, respectively. Unrealized holding gains and losses on held-to-maturity investments as of December 31, 2007 were $10 thousand and $3 thousand, respectively.

REPLIDYNE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Concentrations of Credit Risk.  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. The Company has established guidelines to limit its exposure to credit risk by placing investments with high credit quality financial institutions, diversifying its investment portfolio, and making investments with maturities that maintain safety and liquidity.

Property and Equipment.  Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the assets. Repairs and maintenance costs are expensed as incurred.

Long-Lived Assets and Impairments.  The Company periodically evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and, if appropriate, reduces the carrying value whenever events or changes in business conditions indicate the carrying amount of the assets may not be fully recoverable. SFAS No. 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the fair value less costs to sell such assets. The Company has not yet generated positive cash flows from operations on a sustained basis, and such cash flows may not materialize for a significant period in the future, if ever. Additionally, the Company may make changes to its business plan that will result in changes to the expected cash flows from long-lived assets. As a result, it is reasonably possible that future evaluations of long-lived assets may result in impairment.

Accrued Expenses.  As part of the process of preparing its financial statements, the Company is required to estimate accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s financial statements. Examples of estimated accrued expenses include contract service fees, such as amounts due to clinical research organizations, professional service fees, such as attorneys and independent accountants, and investigators in conjunction with preclinical and clinical trials, and fees payable to contract manufacturers in connection with the production of materials related to product candidates. Estimates are most affected by the Company’s understanding of the status and timing of services provided relative to the actual level of services incurred by the service providers. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services is often subject to judgment. Additionally, the Company is a party to agreements which include provisions that require payments to the counterparty under certain circumstances. The Company develops estimates of liabilities using its judgment based upon the facts and circumstances known and accounts for these estimates in accordance with accounting principles involving accrued expenses generally accepted in the U.S.

Segments.  The Company operates in one segment. Management uses one measure of profitability and does not segment its business for internal reporting purposes.

Share-Based Compensation.  Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the prospective method of transition. Under that transition method, compensation cost recognized after adoption includes: (a) compensation costs for all share-based payments granted prior to January 1, 2006, based on the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and (b) compensation cost for all share-based payments granted or modified subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The Company selected the Black-Scholes option pricing model as the most appropriate valuation method for option grants with service and/or performance conditions. The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, volatility and expected lives of the options. Since the Company has a limited history of stock activity, expected volatility is based on historical data from several public companies similar in size and nature of operations to the Company. The Company will continue to use historical volatility and other similar public entity volatility information until its historical volatility is relevant to measure expected volatility for future option grants. The Company estimates the forfeiture rate based on historical data. Based on an analysis of historical forfeitures, the

REPLIDYNE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company applied an annual forfeiture rate of 6.97% during 2006 and applied an annual forfeiture rate of 4.48% during 2007. The forfeiture rate is re-evaluated on a quarterly basis. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant for a period commensurate with the expected term of the grant. The expected term (without regard to forfeitures) for options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted and historical option exercise behaviors.

For certain options granted during 2006, the Company estimated the fair value of option grants as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected volatility was estimated to be 75%. The weighted average risk-free interest rate was 4.58%, and the dividend yield was 0.00%. The weighted average expected lives for each individual vesting tranche under the graded vesting attribution method discussed below was estimated to be 2.18 years.

For options granted during 2007, the Company estimated the fair value of option grants as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected volatility was estimated to be 75%. The weighted average risk-free interest rate was 4.46%, and the dividend yield was 0.00%. The weighted average expected lives for each individual vesting tranche under the graded vesting attribution method discussed below was estimated to be 3.05 years.

During 2006, the Company also issued options which vest over the earlier to be achieved service or market condition. In determining the estimated fair value of these option awards on the date of grant, the Company elected to use a binomial lattice option pricing model together with Monte Carlo simulation techniques using the following weighted average assumptions during 2006: risk-free interest rate of 5.08%, expected dividend yield of 0%, expected volatility of 75%, forfeiture rate of 6.97%, suboptimal exercise factor of 2, and post-vesting exit rate of 6.97%. An expected life of 7.01 years was derived from the model.

The lattice model requires inputs for risk-free interest rate, dividend yield, volatility, contract term, average vesting period, post-vest exit rate and suboptimal exercise factor. Both the fair value and expected life are outputs from the model. The risk-free interest rate was determined based on the yield available on U.S. Treasury Securities over the life of the option. The dividend yield and volatility factor was determined in the same manner as described above for the Black-Scholes model. The lattice model assumes that employees’ exercise behavior is a function of the option’s remaining vested life and the extent to which the option is in-the-money. The lattice model estimates the probability of exercise as a function of the suboptimal exercise factor and the post-vesting exit rate. The suboptimal exercise factor and post-vesting exit rate were based on actual historical exercise behavior.

The Company had a choice of two attribution methods for allocating compensation costs under SFAS No. 123(R): the “straight-line” method, which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company chose the graded vesting attribution method and accordingly, amortizes the fair value of each option over each option’s vesting period (requisite service period).

Employee stock options granted by the Company are generally structured to qualify as “incentive stock options” (ISOs). Under current tax regulations, the Company does not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time the Company will receive a tax deduction. The Company does not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. The Company has not recognized any income tax benefit or related tax asset for share-based compensation arrangements as the Company does not believe, based on its history of operating losses, that it is more likely than not it will realize any future tax benefit from such compensation cost recognized since inception of the Company.

Under SFAS 123(R), the estimated fair value of share-based compensation, including stock options granted under the Company’s Equity Incentive Plan and discounted purchases of common stock by employees under the

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NOTES TO FINANCIAL STATEMENTS — (Continued)

Employee Stock Purchase Plan, is recognized as compensation expense. The estimated fair value of stock options is expensed over the requisite service period as discussed above. Compensation expense under the Company’s Employee Stock Purchase Plan is calculated based on participant elected contributions and estimated fair values of the common stock and the purchase discount at the date of the offering. See Note 10 for further information on share-based compensation under these plans. Share-based compensation included in the Company’s statement of operations was as follows (in thousands):

	Year Ended December 31,
	2005	2006	2007

Research and development	$58	$385	$1,234
Sales, general and administrative	—	795	1,550

	$58	$1,180	$2,784

SFAS No. 123(R) was applied only to awards granted or modified after the required effective date of January 1, 2006. Awards granted prior to the Company’s implementation of SFAS No. 123(R) are accounted for under the recognition and measurement provisions of APB Opinion No. 25 and related interpretations.

Stock-Based Compensation under APB No. 25.  Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, in accounting for its employee stock options. Under this method, compensation expense is generally recorded on the date of grant only if the estimated fair value of the underlying stock exceeds the exercise price. Given the absence of an active market for the Company’s common stock prior to its initial public offering, the board of directors historically determined the estimated fair value of common stock on the dates of grant based on several factors, including progress against regulatory, clinical and product development milestones; sales of redeemable convertible preferred stock and the related liquidation preference associated with such preferred stock; progress toward establishing a collaborative development and commercialization partnership for faropenem medoxomil; changes in valuation of comparable publicly-traded companies; overall equity market conditions; and the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. The Company also considered the guidance set forth in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held-Company Equity Securities Issued As Compensation. In addition, the Company obtained independent valuations of its common stock at September, November and December 2005. These independent valuations supported the fair value of the Company’s common stock established by the board of directors in 2005. Based on these factors, during 2005 the Company valued its common stock and set exercises prices for common stock options at each date of grant within the range of $0.61 to $1.32 per share.

SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, for options granted through December 31, 2005. The following table illustrates the effect on net loss as if the fair-value-based method had been applied to all outstanding and unvested

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NOTES TO FINANCIAL STATEMENTS — (Continued)

awards in the year ended December 31, 2005, prior to the adoption of SFAS 123(R), on January 1, 2006 (in thousands, except per share data):

Net loss attributable to common stockholders, as reported	$(40,860)
Add: stock-based employee compensation expense included in reported net loss attributable to common stockholders	57
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(98)

Pro forma net loss attributable to common stockholders	$(40,901)

Net loss attributable to common stockholders per share — basic and diluted, as reported	$(39.20)

Pro forma net loss attributable to common stockholders per share — basic and diluted	$(39.24)

Prior to January 1, 2006, the fair value of each employee stock option award was estimated on the date of grant based on the minimum value method using the Black-Scholes option pricing valuation model. For options granted during 2005, the Company used the following weighted average assumptions: weighted average risk-free interest rate of 4.19%; dividend yield of 0.00%; expected life of 5 years and volatility, under the minimum value method, of .0001%.

Clinical Trial Expenses.  The Company records clinical trial expenses based on estimates of the services received and efforts expended pursuant to contracts with clinical research organizations (CROs) and other third party vendors associated with its clinical trials. The Company contracts with third parties to perform a range of clinical trial activities in the ongoing development of its product candidates. The terms of these agreements vary and may result in uneven payments. Payments under these contracts depend on factors such as the achievement of certain defined milestones, the successful enrollment of patients and other events. The objective of the Company’s clinical trial accrual policy is to match the recording of expenses in its financial statements to the actual services received and efforts expended. In doing so, the Company relies on information from CROs and its clinical operations group regarding the status of its clinical trials to calculate the accrual for clinical expenses at the end of each reporting period.

Net Income (Loss) Per Share.  Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding and is presented for basic and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, excluding common stock subject to vesting provisions. Diluted net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would have been outstanding if the potential common shares had been issued or restrictions lifted on restricted stock. The dilutive effect of common stock equivalents such as outstanding stock options, warrants and restricted stock is reflected in diluted net income (loss) per share by application of the treasury stock method.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share (amounts in thousands, except per share amounts):

	Year Ended December 31,
	2005	2006	2007

Numerator:
Net income (loss)	$(33,669)	$(29,249)	$7,692
Preferred stock dividends and accretion	(7,191)	(5,391)	—

	$(40,860)	$(34,640)	$7,692

Denominator:
Weighted-average shares outstanding, excluding unvested restricted stock	1,042	13,908	26,730
Effect of dilutive securities	—	—	936

Denominator for diluted earnings per share	1,042	13,908	27,666

Basic income (loss) earnings per share	$(39.20)	$(2.49)	$0.29

Diluted income (loss) earnings per share	$(39.20)	$(2.49)	$0.28

Potentially dilutive securities representing approximately 19.4 million, 2.5 million and 1.5 million shares of common stock for the years ended December 31, 2005, 2006 and 2007, respectively, were excluded from the computation of diluted earnings per share for these periods because their effect would have been antidilutive. Potentially dilutive securities include stock options, warrants, shares to be purchased under the employee stock purchase plan, restricted stock and shares which would be issued under convertible preferred stock.

Fair Value of Financial Instruments.  The carrying amounts of financial instruments, including cash and cash equivalents, receivables from Forest Laboratories, and accounts payable approximate fair value due to their short-term maturities.

Revenue Recognition.  The Company’s commercial collaboration agreements can contain multiple elements, including nonrefundable upfront fees, payments for reimbursement of research costs, payments for ongoing research, payments associated with achieving specific milestones and royalties based on specified percentages of net product sales, if any. The Company applies the revenue recognition criteria outlined in Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), in accounting for upfront and milestone payments under the agreement. In applying the revenue recognition criteria within EITF 00-21, the Company considers a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract.

Where the Company does not believe that an upfront fee or milestone payment is specifically tied to a separate earnings process, revenues are recognized ratably over the estimated term of the agreement. When the Company’s obligations under such arrangements are completed, any remaining deferred revenue is recognized.

Payments received by the Company for the reimbursement of expenses for research, development and commercial activities under commercial collaboration and commercialization agreements are recorded in accordance with EITF Issue 99-19, Reporting Revenue Gross as Principal Versus Net as an Agent (EITF 99-19). Per EITF 99-19, in transactions where the Company acts as principal, with discretion to choose suppliers, bears credit risk and performs a substantive part of the services, revenue is recorded at the gross amount of the reimbursement. Costs associated with these reimbursements are reflected as a component of operating expenses in the Company’s statements of operations.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

Research and Development.  Research and development costs are expensed as incurred. These costs consist primarily of salaries and benefits, licenses to technology, supplies and contract services relating to the development of new products and technologies, allocated overhead, clinical trial and related clinical manufacturing costs, and other external costs.

The Company is currently producing clinical and commercial grade product in its facilities and through third parties. Prior to filing for regulatory approval of its products for commercial sale, and such approval being assessed as probable, these costs are expensed as incurred to research and development.

Comprehensive Income (Loss).  The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income or loss and its components in financial statements. The Company’s comprehensive income (loss) is comprised of its net income or loss and unrealized gains and losses on securities available-for-sale. For the years ended December 31, 2005 and 2006, the Company reported comprehensive losses of $33.2 million and $29.7 million, respectively, and for the year ended December 31, 2007 comprehensive income was $7.8 million.

Income Taxes.  The Company accounts for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Based on an analysis of historical equity transactions under the provisions of Section 382 of the Internal Revenue Code, the Company believes that ownership changes have occurred at two points since its inception. These ownership changes limit the annual utilization of the Company’s net operating losses in future periods. The Company does not believe that these ownership changes will result in the loss of any of its net operating loss carryforwards existing on the date of each ownership change. The Company’s only significant deferred tax assets are its net operating loss carryforwards. The Company has provided a valuation allowance for its entire net deferred tax asset since its inception as, due to uncertainty as to future utilization of its net operating loss carryforwards, due primarily to its history of operating losses, the Company has concluded that it is more likely than not that its deferred tax asset will not be realized.

FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At the adoption date of January 1, 2007, the Company had no unrecognized tax benefits which would affect its effective tax rate if recognized. At December 31, 2007, the Company has no unrecognized tax benefits. The Company classifies interest and penalties arising from the underpayment of income taxes in the statements of operations as general and administrative expenses. As of December 31, 2007, the Company has no accrued interest or penalties related to uncertain tax positions. The tax years 2003 to 2006 federal returns remain open to examination, and the tax years 2002 to 2006 remain open to examination by other taxing jurisdictions to which we are subject.

Recent Accounting Pronouncements.  In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, but the FASB provided a one year deferral for implementation of

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NOTES TO FINANCIAL STATEMENTS — (Continued)

the standard for non-financial assets and liabilities. The Company does not expect that the adoption of SFAS 157 will have a material impact on its financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF 07-03). The scope of EITF 07-03 is limited to nonrefundable advance payments for goods and services to be used or rendered in future research and development activities pursuant to an executory contractual arrangement. This issue provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. The Company will be required to adopt EITF 07-03 for new contracts entered into in 2008. The Company does not expect that the adoption of EITF 07-03 will have a material impact on its financial statements.

In December 2007, the FASB ratified EITF Issue No. 07-01, Accounting for Collaborative Arrangements (EITF 07-01). EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of EITF 07-01 will have a material impact on its financial statements.

3.	Property and Equipment

Property and equipment at December 31, 2006 and 2007 consist of the following (in thousands):

	December 31,
	2006	2007

Equipment	$4,760	$5,011
Furniture and fixtures	820	700
Leasehold improvements	2,195	2,220

	7,775	7,931
Less accumulated depreciation and amortization	(4,605)	(6,026)

Property and equipment, net	$3,170	$1,905

For the years ended December 31, 2005, 2006 and 2007 depreciation and amortization expense was $1.3 million, $1.4 million and $1.5 million, respectively.

4.	Agreement with Forest Laboratories Holdings Limited

In February 2006, the Company entered into a collaboration and commercialization agreement with Forest Laboratories for the commercialization, development and distribution of faropenem medoxomil in the U.S. In October 2006, the Company received a non-approvable letter from the FDA for the NDA it submitted for faropenem medoxomil in December 2005. According to the non-approvable letter, the FDA recommended further clinical studies for all indications included in the NDA, additional microbiologic confirmation and consideration of alternate dosing of faropenem medoxomil. In May 2007, the collaboration and commercialization agreement with Forest Laboratories was terminated. In accordance with the terms of the agreement, following the termination, all of Forest Laboratories’ rights and licenses with respect to faropenem medoxomil have ceased.

The Company received $60 million in upfront and milestone payments from Forest Laboratories in 2006, which the Company was recognizing into revenue through 2020, the then estimated term of the agreement. Effective May 7, 2007, the termination date of the agreement with Forest Laboratories, the Company recognized all remaining deferred revenue related to the upfront and milestone payments of approximately $55 million.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2006 and 2007 consist of the following (in thousands):

	December 31,
	2006	2007

Accounts payable — trade	$3,223	$4,553
Accrued employee compensation	1,313	2,692
Accrued clinical trial costs	894	1,227
Accrued contingent supply agreement fees	882	2,641
Other accrued expenses	1,645	1,142

	$7,957	$12,255

6.	Commitments and Contingencies

Operating Leases.  The Company has entered into a 74-month sub-lease agreement for its Colorado corporate office and laboratory facility and a 60-month lease agreement for its Connecticut office facility. These lease agreements include rent concessions and escalating rent payments throughout the term of the lease. The rent expense related to these leases is recorded monthly on a straight-line basis in accordance with U.S. generally accepted accounting principles. Additionally, the Company received leasehold incentives which have been recorded as a deferred credit and are being amortized monthly on a straight-line basis to rent expense over the term of the lease.

At December 31, 2007, future minimum lease payments under the Company’s noncancelable operating leases are as follows (in thousands):

For the Year Ending December 31,
2008	$737
2009	779
2010	729
2011	514
Total Future Minimum Lease Payments	$2,759

During the years ended December 31, 2005, 2006 and 2007 the Company recognized $0.6 million, $0.6 million and $0.7 million in rent expense, respectively.

Indemnifications.  The Company has agreements whereby it indemnifies directors and officers for certain events or occurrences while the director or officer is, or was, serving in such capacity at the Company’s request. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Employment Agreements.  The Company has entered into employment agreements with its chief executive officer and other named executive officers that provide for base salary, eligibility for bonuses and other generally available benefits. The employment agreements provide that the Company may terminate the named executive officer employment at any time with or without cause. If a named executive officer is terminated by the Company without cause or such officer resigns for good reason, then the named executive officer is entitled to receive a severance package consisting of salary continuation for a period of twelve months from the date of termination among other benefits. If such termination occurs one month before or thirteen months following a change of control, then the executive is entitled to salary continuation for a period of twelve months (or eighteen months with respect to Mr. Collins and Dr. Janjic) from the date of termination and acceleration of vesting of all of the executive’s outstanding unvested options to purchase the Company’s common stock among other benefits. In addition, during 2007 the Company established a severance benefit plan that defines termination benefits for all eligible employees,

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NOTES TO FINANCIAL STATEMENTS — (Continued)

as defined, not under an employment contract, if the employee is terminated without cause. Under this plan, employees whose employment is terminated without cause are provided a severance benefit of between nine and eighteen weeks pay, based on grade level, plus an additional two weeks pay for each year of service.

Asubio Pharma License Agreement.  In 2004, the Company entered into a license agreement with Asubio Pharma Co., Ltd., or Asubio Pharma to develop and commercialize faropenem medoxomil in the U.S. and Canada for adult and pediatric use, which was amended as to certain terms in 2006. The Company has an exclusive option to license rights to faropenem medoxomil for the rest of the world excluding Japan. The Company bears the cost of and manages development, regulatory approvals and commercialization efforts. Asubio Pharma is entitled to upfront fees, milestone payments and royalties.

In consideration for the license, in 2003 and 2004 the Company paid Asubio Pharma an initial license fee of ¥400 million ($3.8 million). In December 2005, the Company submitted its first NDA for adult use of faropenem medoxomil and, at that time, recorded an accrual in the amount of ¥250 million ($2.1 million) for the first milestone due to Asubio Pharma under this agreement. This amount was expensed to research and development in 2005 and paid in 2006. In February 2006, this milestone payment was increased to ¥375 million (approximately $3.2 million). The increased milestone amount of ¥125 million ($1.1 million) was accounted for as research and development expense in the quarter ended March 31, 2006 when the modified terms of the license were finalized. Under the modified license agreement the Company is further obligated to make future payments of up to ¥375 million (approximately $3.3 million at December 31, 2007) upon filing of an NDA at a higher dose and up to ¥1,250 million (approximately $11.1 million at December 31, 2007) in subsequent regulatory and commercial milestone payments for faropenem medoxomil. If it is determined that the Company has ceased development or commercialization of faropenem medoxomil as defined, or the Company terminates its license agreement with Asubio Pharma, it will be obligated to pay a termination fee of up to ¥375 million (approximately $3.3 million as of December 31, 2007). Additionally, the Company is responsible for royalty payments to Asubio Pharma based upon net sales of faropenem medoxomil. The license term extends to the later of: (i) the expiration of the last to expire of the licensed patents owned or controlled by Asubio Pharma or (ii) 12 years after the first commercial launch of faropenem medoxomil. The Company has recorded payments made to date as research and development expense, as faropenem medoxomil has not been approved by the FDA.

Asubio Pharma and Nippon Soda Supply Agreement.  Under a supply agreement entered into in December 2004 between Asubio Pharma, Nippon Soda Company Ltd., or Nippon Soda, and the Company, the Company is obligated to purchase, and Nippon Soda is obligated to supply, all of the Company’s commercial requirements of the active pharmaceutical ingredient in faropenem medoxomil for the U.S. and Canadian markets. During the three years following placement of an initial purchase order by the Company, which has not occurred, with Nippon Soda, the Company becomes obligated to make certain annual minimum purchases of drug substance to be determined initially by the Company and Nippon Soda at the time of a commercial launch. Since full commercial launch of faropenem medoxomil has been delayed, the Company is currently obligated to pay Nippon Soda escalating annual delay compensation fees of up to ¥280 million (approximately $2.5 million as of December 31, 2007) per year, which commenced on July 1, 2007. As a result of the non-approvable letter the Company received from the FDA in October 2006 and subsequent activities related to the development of faropenem medoxomil, the Company recorded delay compensation fees of $0.9 million in the year ended December 31, 2007 and delay compensation fees of $0.9 million and an initial order cancellation fee of $0.6 million in the year ended December 31, 2006. These amounts were recorded as research and development expense. If commercial launch of faropenem medoxomil is further delayed or if the Company is unable to obtain a collaboration partner for faropenem medoxomil under its current expected timeframe, the Company may incur additional delay compensation fees of up to ¥105 million ($0.9 million as of December 31, 2007) for 2008 and up to ¥280 million annually ($2.5 million as of December 31, 2007) for all periods following January 1, 2009. If the Company terminates this agreement, abandons the development or commercialization of faropenem medoxomil or is unable to notify Nippon Soda of the faropenem medoxomil launch go date, as defined, by July 1, 2009, the Company will be obligated to pay Nippon Soda prorated delay compensation fees through the effective date of termination and reimburse Nippon Soda for up to ¥65 million ($0.6 million as of December 31, 2007) in engineering costs. As of December 31, 2007, the Company

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NOTES TO FINANCIAL STATEMENTS — (Continued)

has accrued $1.9 million in delay compensation under this agreement, $0.9 million of which is based upon the Company’s expectations as to the timing of activities related to the faropenem medoxomil program. The Company continues to evaluate amounts which may become payable to Asubio Pharma and Nippon Soda under the terms of the agreement, and adjusts its accrual accordingly.

MEDA Supply Agreement.  In 2005, the Company and MEDA Manufacturing GmbH (formerly Tropon GmbH), or MEDA, entered into a supply agreement for production of 300 mg adult tablets of faropenem medoxomil, which was amended as to certain terms in 2006. Beginning in 2006, the Company became obligated to make annual minimum purchases of 300 mg adult tablets from MEDA of €2.3 million (approximately $3.4 million at December 31, 2007). If in any year the Company did not satisfy its minimum purchase commitments, the Company was required to pay MEDA the shortfall amount. Fifty percent (50%) of the shortfall amount, if applicable, may be credited against future drug product purchases. The Company was required to buy all of its requirements for 300 mg adult oral faropenem medoxomil tablets from MEDA until cumulative purchases exceed €22 million (approximately $32.4 million at December 31, 2007). The agreement provided that, upon termination, up to €1.7 million (approximately $2.5 million at December 31, 2007) would be payable for decontamination fees.

This agreement was amended in March 2006 such that the Company’s obligations with respect to all purchase commitments and facility decontamination costs were suspended and deemed satisfied by Forest Laboratories pursuant to an agreement between MEDA and Forest Laboratories. Under its agreement with Forest Laboratories, the Company remained liable for any shortfall amount in 2006 that may not have been credited against future drug product purchases. In 2006, the Company incurred $1.5 million relating to its portion of the 2006 shortfall in minimum purchases under these agreements. The amount was accounted for as research and development expense in 2006. In May 2007, concurrent with Forest Laboratories’ termination of its supply agreements with MEDA, the previously suspended provisions in the Company’s agreements with MEDA were no longer suspended, and the Company’s obligations with respect to purchase commitments and facility decontamination costs were no longer waived. In April 2007, the Company provided notice to MEDA of its termination of the supply agreement in accordance with the termination provisions of the agreement as future clinical development of faropenem medoxomil adult tablets would use 600 mg dosing. As this notice occurred before the termination date of the Company’s collaboration agreement with Forest Laboratories, the Company believes that Forest Laboratories, under the terms of the collaboration agreement, was responsible for supply chain obligations related to faropenem medoxomil, including minimum purchase commitments and decontamination obligations under the MEDA agreement, through May 7, 2007 (the term of the collaboration agreement). At December 31, 2007, the Company accrued for minimum purchase fees and interest through date of termination of its agreement with MEDA. MEDA has indicated that it disputes the Company’s right to terminate the agreement on the basis indicated in its notice of termination. The Company believes that it terminated the agreement in accordance with its terms. If it is determined that the Company has obligations to MEDA beyond May 7, 2007 under the agreement, then additional costs may be incurred which may include additional amounts for minimum future drug purchases that were not made and for decontamination of MEDA’s facility.

Other.  The Company entered into an arrangement with an investment bank to assist the Company in identifying a licensing partner for its faropenem medoxomil program and to provide other investment banking services. Under the terms of the agreement, the Company may incur transaction fees of up to $6 million based on the value of a license or strategic transaction as defined.

7.	Restructuring

During the fourth quarter of 2007, the Company announced plans to restructure its operations to align critical resources with strategic priorities. As a result, the Company reduced its headcount, primarily in the administrative, clinical, commercial and regulatory functions. The aggregate charge to the Company’s net earnings to restructure its operations was $1.4 million. The restructuring costs related primarily to employee severance and benefits which are expected to be paid in 2008. All expenses are recorded as operating expenses in the Company’s statement of operations for the year ended December 31, 2007.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	Employee Benefit Plans

The Company has a 401(k) plan and matches an amount equal to 50 percent of the employee’s current contributions, limited to $2 thousand per participant annually. The Company commenced its matching contribution program in 2006 and contributed $0.1 million during each of the years ended December 31, 2006 and 2007.

9.	Common Stock

The Company’s Certificate of Incorporation, as amended and restated on July 3, 2006, authorizes the Company to issue 105,000,000 shares of $0.001 par value stock which is comprised of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Each share of common stock is entitled to one vote on each matter properly submitted to the stockholders of the Company for their vote. The holders of common stock are entitled to receive dividends when and as declared or paid by the board of directors, subject to prior rights of the Preferred Stockholders, if any.

Common Stock Warrants.  In connection with the issuance of debt and convertible notes in 2002 and 2003, the Company issued warrants to certain lenders and investors to purchase shares of the Company’s then outstanding redeemable convertible preferred stock. The warrants were initially recorded as liabilities at their fair value. In July 2006, upon completion of the Company’s initial public offering, all outstanding preferred stock warrants were automatically converted into common stock warrants and reclassified to equity at the then current fair value. As of December 31, 2006 and 2007, warrants for the purchase of 53,012 shares of common stock were outstanding and exercisable with exercise prices ranging from $4.90 to $6.13 per share.

10.	Share-Based Compensation

Stock Option Plan.  The Company’s Equity Incentive Plan, as amended (the Option Plan), provides for issuances of up to 7,946,405 shares of common stock for stock option grants. Options granted under the Option Plan may be either incentive or nonqualified stock options. Incentive stock options may only be granted to Company employees, including its officers. Nonqualified stock options may be granted to Company employees, which include its officers, directors, and consultants to the Company. Generally, options granted under the Option Plan expire ten years from the date of grant and vest over four years: 25% on the first anniversary from the grant date and ratably in equal monthly installments over the remaining 36 months. This plan is considered a compensatory plan and subject to the provisions of SFAS No. 123(R).

Stock options outstanding at December 31, 2007, changes during the year then ended and options exercisable at December 31, 2007 are presented below (share amounts in thousands):

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic Value
	Shares	Price	Term (Years)	(In millions)

Options outstanding at January 1, 2007	2,068	$4.10
Granted	1,150	5.36
Exercised	(52)	1.23
Forfeited	(286)	6.46

Options outstanding at December 31, 2007	2,880	4.42	8.37	$(3.8)

Options exercisable at December 31, 2007	823	$3.56	7.75	$(0.4)

REPLIDYNE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Additional information regarding outstanding common stock options as of December 31, 2007 is presented below (in thousands, except for exercise price and weighted average data):

	Stock Options Outstanding
		Weighted
		Average
		Remaining
	Number of	Contractual	Exercise	Number of	Exercise
Exercise Price	Shares	Life (Years)	Price	Shares	Price

$ 0.49	21	5.03	$0.49	21	$0.49
0.61	413	7.08	0.61	270	0.61
1.32	37	7.77	1.32	23	1.32
3.19	861	8.05	3.19	273	3.19
5.20	172	8.19	5.20	80	5.20
5.35	907	9.18	5.35	—	—
5.40	10	9.58	5.40	—	—
5.46	57	9.36	5.46	—	—
5.54	27	9.36	5.54	—	—
6.11	5	9.79	6.11	—	—
6.18	32	8.96	6.18	8	6.18
8.97	141	8.37	8.97	64	8.97
9.00	20	8.76	9.00	8	9.00
9.38	16	8.78	9.38	5	9.38
9.51	10	8.79	9.51	4	9.51
9.64	50	8.79	9.64	14	9.64
9.82	1	8.69	9.82	1	9.82
10.00	93	8.51	10.00	45	10.00
10.03	7	8.62	10.03	7	10.03

	2,880		4.42	823	3.56

The weighted average grant date fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was $0.15, $2.52 and $2.75 per share, respectively. The total intrinsic value of options exercised during 2005, 2006 and 2007 was $0.2 million, $0.5 million, and $0.2 million, respectively.

Restricted Shares of Common Stock.  Historically, the Company had granted options for shares of common stock that were eligible to be exercised prior to vesting, provided that the shares issued upon such exercise are subject to restrictions which will be released consistent with the original option vesting period. In the event of termination of the service of an employee, the Company may repurchase all unvested shares from the optionee at the original issue price. Options granted under the Option Plan expire no later than 10 years from the date of grant.

A summary of the changes in these restricted shares of common stock during 2007 is presented below (in thousands):

Restricted, non-vested shares outstanding at December 31, 2006	400
Shares vested upon release of restrictions	(151)
Restricted stock repurchased upon termination	(26)

Restricted, non-vested shares outstanding at December 31, 2007	223

As of December 31, 2007, restrictions on approximately 145,000 of these shares will be released at an accelerated rate if an NDA for faropenem medoxomil is approved by the FDA.

REPLIDYNE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock Based Compensation — Stock Options.  During the years ended December 31, 2005, 2006 and 2007, the Company recognized $0.1 million, $1.1 million and $2.6 million of stock based compensation for employee awards, respectively. As of December 31, 2007, the Company had $2.6 million of total unrecognized compensation costs (net of expected forfeitures) from options granted under the Option Plan to be recognized over a weighted average remaining period of approximately 1.77 years.

Employee Stock Purchase Plan.  The Company has reserved 305,872 shares of common stock for issuance under its Employee Stock Purchase Plan (the Purchase Plan). The Purchase Plan allows eligible employees to purchase common stock of the Company at the lesser of 85% of its market value on the offering date or the purchase date as established by the Board of Directors. Employee purchases are funded through after-tax payroll deductions, which participants can elect from one percent to twenty percent of compensation, subject to the federal limit. The Purchase Plan is considered a compensatory plan and subject to the provisions of SFAS No. 123(R). To date, 111,679 shares have been issued pursuant to the Purchase Plan. During the years ended December 31, 2006 and 2007, the Company recognized $39 thousand and $0.2 million in share-based compensation expense under SFAS No. 123(R) related to the Purchase Plan, respectively.

11.	Income Taxes

SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of the Company’s deferred tax assets will not be realized. The Company’s ability to realize the benefit of its deferred tax assets will depend on the generation of future taxable income through profitable operations. Due to the uncertainty of future profitable operations, the Company has recorded a full valuation allowance against its net deferred tax assets.

The Company has had no provision for income taxes since inception due to its net operating losses.

The income tax effects of temporary differences that give rise to significant portions of the Company’s net deferred tax assets are as follows (in thousands):

	2006	2007

Deferred tax assets:
Net operating loss carryforwards	$36,702	$32,632
Research and experimentation credits	2,383	4,540
Depreciation and amortization	455	681
Accrued expenses and other	505	739

Total deferred tax assets	40,045	38,592
Valuation allowance	(40,045)	(38,592)

Net deferred tax assets	$—	$—

The benefit for income taxes differs from the amount computed by applying the United States of America federal income tax rate of 35% to the loss before income taxes as follows (in thousands):

	December 31,
	2005	2006	2007

U.S. federal income tax benefit at statutory rates	$(11,784)	$(10,237)	$2,692
State income tax benefit, net of federal impact	(1,094)	(951)	250
Non-deductible expenses	39	235	588
Research and experimentation credits	(905)	(940)	(2,157)
Other items	12	69	81
Change in valuation allowance	13,732	11,824	(1,454)

	$—	$—	$—

REPLIDYNE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

At December 31, 2007, the Company had approximately $85 million of net operating loss carryforwards and approximately $4.5 million of research and experimentation credits which may be used to offset future taxable income. The carryforwards will expire in 2020 through 2027. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes in the Company’s ownership occur. The Company believes, based on an analysis of historical equity transactions under the provisions of Section 382, that ownership changes have in fact occurred at two points since its inception. These ownership changes will limit the annual utilization of the Company’s net operating losses in future periods. The Company does not believe, however, that these ownership changes will result in the loss of any of its net operating loss carryforwards existing on the date of the ownership changes.

12.	Selected Quarterly Financial Data (unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2006 and 2007 (unaudited, in thousands, except for income (loss) per share data):

				Basic Net	Diluted Net
			Net Income	Income (Loss)	Income (Loss)
			(Loss)	Attributable to	Attributable to
			Attributable to	Common	Common
		Net Income	Common	Stockholders	Stockholders
	Revenue	(Loss)	Stockholders	per Share	per Share

Year ended December 31, 2006:
First quarter	$2,877	$(7,702)	$(10,355)	$(7.21)	$(7.21)
Second quarter	4,045	(6,208)	(8,862)	(5.79)	(5.79)
Third quarter	3,679	(5,722)	(5,806)	(0.23)	(0.23)
Fourth quarter	5,387	(9,617)	(9,617)	(0.36)	(0.36)
Year ended December 31, 2007:
First quarter	$2,925	$(8,552)	$(8,552)	$(0.32)	$(0.32)
Second quarter	55,646	45,490	45,490	1.71	1.65
Third quarter	—	(12,303)	(12,303)	(0.46)	(0.46)
Fourth quarter	—	(16,943)	(16,943)	(0.63)	(0.63)

13.	Subsequent Event

On January 22, 2008, the Company received a Warning Letter from the FDA. The Warning Letter was issued pursuant to the completion of the FDA’s review of clinical trials performed in connection with the December 2005 NDA filed by the Company in support of faropenem medoxomil 300 mg tablets twice per day dose, in respect of which the FDA issued a non-approvable letter in October 2006. The Company intends to respond to the Warning Letter within the time limits required by the FDA.

Replidyne, Inc.

Index to Unaudited Financial Statements
For the Three and Nine Months Ended September 30, 2007 and 2008

REPLIDYNE, INC.

CONDENSED BALANCE SHEETS

	December 31,	September 30,
	2007	2008
	(Unaudited)
	(In thousands, except par value)

ASSETS
Current assets:
Cash and cash equivalents	$43,969	$32,059
Short-term investments	46,297	18,532
Prepaid expenses and other current assets	2,429	1,187
Property and equipment held for sale	—	131

Total current assets	92,695	51,909
Property and equipment, net	1,905	133
Other assets	90	70

Total assets	$94,690	$52,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$12,255	$6,875

Total current liabilities	12,255	6,875
Other long-term liabilities	31	—

Total liabilities	12,286	6,875

Commitments and contingencies (Note 5)
Stockholders’ equity:
Common stock, $0.001 par value. Authorized 100,000 shares; issued 27,085 and 27,159 shares; outstanding 27,077 and 27,118 shares at December 31, 2007 and September 30, 2008, respectively	27	27
Treasury stock, $0.001 par value; 8 and 41 shares at December 31, 2007 and September 30, 2008, respectively, at cost	(1)	(1)
Additional paid-in capital	191,570	192,090
Accumulated other comprehensive income	96	12
Accumulated deficit	(109,288)	(146,891)

Total stockholders’ equity	82,404	45,237

Total liabilities and stockholders’ equity	$94,690	$52,112

The accompanying notes are an integral part of the condensed financial statements.

REPLIDYNE, INC.

CONDENSED STATEMENTS OF OPERATIONS

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2007	2008	2007	2008
	(Unaudited)
	(In thousands, except per share amounts)

Revenue	$—	$—	$58,571	$—

Costs and expenses:
Research and development	10,651	4,780	28,462	26,842
Sales, general and administrative	2,988	5,671	9,803	12,290

Total costs and expenses	13,639	10,451	38,265	39,132

Income (loss) from operations	(13,639)	(10,451)	20,306	(39,132)
Investment income and other, net	1,336	537	4,329	1,529

Net income (loss)	$(12,303)	$(9,914)	$24,635	$(37,603)

Net income (loss) per share — basic	$(0.46)	$(0.37)	$0.92	$(1.39)

Net income (loss) per share — diluted	$(0.46)	$(0.37)	$0.89	$(1.39)

Weighted average common shares outstanding — basic	26,780	27,082	26,696	27,049

Weighted average common shares outstanding — basic	26,780	27,082	27,666	27,049

The accompanying notes are an integral part of the condensed financial statements.

REPLIDYNE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2007	2008
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$24,635	$(37,603)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,190	797
Share-based compensation	2,135	345
Discounts and premiums on short-term investments	614	171
Impairment of short-term investments	—	236
Loss on sale, disposition or impairment of property and equipment	—	839
Other	13	—
Changes in operating assets and liabilities:
Receivable from Forest Laboratories	4,634	—
Prepaid expenses and other assets	(844)	1,262
Accounts payable and accrued expenses	441	(5,245)
Deferred revenue	(56,176)	—
Other long-term liabilities	(19)	(31)

Net cash used in operating activities	(23,377)	(39,229)

Cash flows from investing activities:
Purchases of short-term investments classified as available-for-sale	(19,172)	(7,923)
Purchases of short-term investments classified as held-to-maturity	(64,840)	(1,453)
Maturities of short-term investments classified as available-for-sale	53,747	5,124
Maturities of short-term investments classified as held-to-maturity	69,304	31,526
Acquisitions of property and equipment	(171)	(3)
Proceeds from sale of property and equipment	7	6

Net cash provided by investing activities	38,875	27,277

Cash flows from financing activities:
Proceeds from issuance of common stock from the exercise of stock options	61	27
Proceeds from issuance of common stock under the employee stock purchase plan	225	32
Purchase of unvested restricted stock from employees	—	(17)

Net cash provided by financing activities	286	42

Net increase (decrease) in cash and cash equivalents	15,784	(11,910)
Cash and cash equivalents:
Beginning of period	24,091	43,969

End of period	$39,875	$32,059

The accompanying notes are an integral part of the condensed financial statements.

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

1.	Nature of Business and Proposed Transaction

Replidyne, Inc. (Replidyne or the Company) has previously announced that it was reviewing a range of strategic alternatives that could result in potential changes to the Company’s current business strategy and future operations. As a result of its strategic alternatives process, on November 3, 2008, the Company entered into an Agreement and Plan of Merger and Reorganization (Merger Agreement) with Cardiovascular Systems, Inc. (CSI). Pursuant to the terms of the Merger Agreement, a wholly owned subsidiary of the Company will be merged with and into CSI (Merger), with CSI continuing after the Merger as the surviving corporation.

The Company and CSI are targeting a closing of the Merger in the first quarter of 2009. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will issue, and holders of CSI capital stock will receive, shares of common stock of the Company, such that following the consummation of the transactions contemplated by the Merger Agreement, current stockholders of the Company, together with holders of Company options and warrants, are expected to own approximately 17% of the common stock of the combined company and current CSI stockholders, together with holders of CSI options and warrants, are expected to own or have the right to acquire approximately 83% of the common stock of the combined company, in each case assuming that the Company’s net assets at closing are between $37 and $40 million as calculated in accordance with the terms of the Merger Agreement, on a fully diluted basis using the treasury stock method of accounting for options and warrants.

Subject to the terms of the Merger Agreement, upon consummation of the transactions contemplated by the Merger Agreement, at the effective time of the Merger, each share of CSI common stock issued and outstanding immediately prior to the Merger will be canceled, extinguished and automatically converted into the right to receive that number of shares of the Company common stock as determined pursuant to the exchange ratio described in the Merger Agreement. In addition, the Company will assume options and warrants to purchase shares of CSI common stock which will become exercisable for shares of the Company’s common stock, adjusted in accordance with the same exchange ratio. The exchange ratio will be based on the number of outstanding shares of capital stock of the Company and CSI, and any outstanding options and warrants to purchase shares of capital stock of the Company and CSI, and the Company’s net assets, in each case calculated in accordance with the terms of the Merger Agreement as of immediately prior to the effective time of the Merger, and will not be calculated until such time.

Following consummation of the Merger, the Company will be renamed Cardiovascular Systems, Inc. and its headquarters will be located in St. Paul, Minnesota, at CSI’s headquarters. The Company has agreed to appoint directors designated by CSI to the Company’s Board of Directors, specified current directors of the Company will resign from the Board of Directors and the Company will appoint new officers designated by CSI.

Consummation of the Merger is subject to closing conditions, including among other things, (i) the filing by the Company with the Securities and Exchange Commission (SEC) of a registration statement with respect to the registration of the shares of Company common stock to be issued in the Merger and a declaration of its effectiveness by the SEC, (ii) approval and adoption of the Merger Agreement and Merger by the requisite vote of the stockholders of CSI, (iii) approval of the issuance of shares of Company common stock in connection with the Merger and approval of the certificate of amendment effecting a reverse stock split by the requisite vote of Company stockholders; and (iv) conditional approval for the listing of Company common stock to be issued in the Merger on the Nasdaq Global Market.

The Merger Agreement contains certain termination rights for both the Company and CSI, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company or CSI may be required to pay the other party a termination fee of $1.5 million plus reimbursement to the applicable party of all actual out-of-pocket legal, accounting and investment advisory fees paid or payable by such party in connection with the Merger Agreement and the transactions contemplated thereby.

If the Merger Agreement is terminated and the Company determines to seek another business combination, the Company may not be able to find a third party willing to provide equivalent or more attractive consideration than the

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

consideration to be provided in the proposed Merger with CSI. In such circumstances, the Company’s board of directors may elect to, among other things, take the steps necessary to liquidate the Company’s business and assets. In the case of a liquidation, the consideration that the Company might receive may be less attractive than the consideration to be received by the Company and its stockholders pursuant to the Merger with CSI.

In August 2008, in connection with a restructuring of the Company’s workforce that will result in its headcount being reduced to six employees by October 31, 2008, the Company suspended the development of its lead product candidate REP3123, an investigational narrow-spectrum antibacterial agent for the treatment of Clostridium difficile ( C. difficile ) bacteria and C. difficile infection (CDI) and its other novel anti-infective programs based on its bacterial DNA replication inhibition technology. The Company is pursuing the sale of REP3123 and its related technology and the sale of anti-infective programs based on the Company’s bacterial DNA replication inhibition technology in a transaction or transactions separate from the Merger. The Company had previously devoted substantially all of its clinical development and research and development efforts and a material portion of its financial resources toward the development of faropenem medoxomil, REP3123, its DNA replication inhibition technology and other product candidates. The Company has no product candidates currently in active clinical or pre-clinical development.

2.	Accounting Policies

Unaudited Interim Financial Statements

The condensed balance sheet as of September 30, 2008, condensed statements of operations for the three and nine months ended September 30, 2007 and 2008, and cash flows for the nine months ended September 30, 2007 and 2008 and related disclosures, respectively, have been prepared by the Company, without an audit, in accordance with generally accepted accounting principles for interim information. Accordingly, they do not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. All disclosures for the three and nine months ended September 30, 2007 and 2008 and as of September 30, 2008 and, presented in the notes to the condensed financial statements are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments, considered necessary to present fairly results of operations for the three and nine months ended September 30, 2007 and 2008, the financial condition as of September 30, 2008 and cash flows for the nine months ended September 30, 2007 and 2008 have been made. These interim results of operations for the three and nine months ended September 30, 2008 are not indicative of the results that may be expected for the full year ended December 31, 2008. The December 31, 2007 balance sheet and related disclosures were derived from the Company’s audited financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) establishes a fair value hierarchy that requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157’s valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. SFAS 157 classifies these inputs into the following hierarchy:

•	Level 1 Inputs — quoted prices in active markets for identical assets and liabilities

•	Level 2 Inputs — observable inputs other than quoted prices in active markets for identical assets and liabilities

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

•	Level 3 Inputs — unobservable inputs

As of September 30, 2008, those assets and liabilities that are measured at fair value on a recurring basis consisted of the Company’s short-term securities it classifies as available-for-sale. The Company believes that the carrying amounts of its other financial instruments, including cash and cash equivalents and accounts payable and accrued expenses, approximate their fair value due to the short-term maturities of these instruments.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of September 30, 2008. Assets are measured on a recurring basis if they are remeasured at least annually (in thousands).

	Level 1	Level 2	Total

Money market funds	$3,602	$—	$3,602
Commercial paper	—	19,399	19,399
U.S. bank and corporate notes	—	12,659	12,659
U.S. government agencies	—	9,872	9,872

Total	$3,602	$41,930	$45,532

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates market value.

Short-Term Investments

Short-term investments are investments with a maturity of more than three months when purchased. At September 30, 2008, initial contractual maturities of the Company’s short-term investments were less than two years. At September 30, 2008, the weighted average days to maturity was less than ten months.

Management determines the classification of securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, at purchase based on its intent. The Company classifies its marketable equity and debt securities into one of two categories: held-to-maturity or available-for-sale. Held-to-maturity securities are those debt securities which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Those securities not classified as held-to maturity are considered available-for-sale. These securities are recorded at estimated fair value with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive loss until realized. Cost is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in investment income and other.

Unrealized losses are charged against “Investment income and other, net” when a decline in fair value is determined to be other-than-temporary. In accordance with FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” the Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the extent to which the fair value is less than cost and the cause for the fair value decline, (ii) the financial condition and near term prospects of the issuer, (iii) the length of time a security is in an unrealized loss position and (iv) the Company’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

If the estimated fair value of a security is below its carrying value, the Company evaluates whether it has the intent and ability to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value and whether evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If the impairment is considered to be other-than-temporary, the security is written down to its estimated fair value. Other-than-temporary declines in estimated fair value of all marketable securities are charged to “investment income and other, net.” The cost of all securities sold is based on

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

the specific identification method. The Company recognized no charges during the three and nine months ended September 30, 2007 and a charge of $0.3 million during the corresponding periods in 2008 related to other-than-temporary declines in the estimated fair values of certain of the Company’s marketable equity and debt securities.

The following table sets forth the classification of the Company’s investments (in thousands):

	December 31,	September 30,
	2007	2008

Available-for-sale securities — recorded at fair value	$16,213	$18,532
Held-to-maturity securities — recorded at amortized cost	30,084	—

Total short-term investments	$46,297	$18,532

The following table sets forth the types of short-term investments the Company has classified as available-for-sale securities (in thousands):

	December 31, 2007		September 30, 2008
	Amortized	Estimated Fair	Amortized	Estimated Fair
	Cost	Value	Cost	Value

U.S. government agencies	$3,998	$4,005	$12,644	$12,659
U.S. bank and corporate notes	12,119	12,208	5,877	5,873

	$16,117	$16,213	$18,521	$18,532

Unrealized holding gains and losses on available-for-sale securities as of December 31, 2007 were $0.1 million and $7 thousand, respectively. Unrealized holding gains and losses on available-for-sale securities as of September 30, 2008 were $33 thousand and $11 thousand, respectively. The Company recognized an other-than-temporary impairment charge of $0.3 million during the three and nine months ended September 30, 2008 and has reclassified this amount from “accumulated other comprehensive income” to “investment income and other, net.”

The following is a summary of short-term investments classified as held-to-maturity securities (in thousands):

	December 31, 2007		September 30, 2008
	Amortized	Estimated Fair	Amortized	Estimated Fair
	Cost	Value	Cost	Value

U.S. bank and corporate notes	$30,084	$30,091	$—	$—

Unrealized holding gains and losses on held-to-maturity investments as of December 31, 2007 were $10 thousand and $3 thousand, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. Cash, cash equivalents and investments consist of commercial paper, corporate and bank notes, U.S. government securities and money market funds all held with financial institutions.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the assets. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and, if appropriate, reduces

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

the carrying value whenever events or changes in business conditions indicate the carrying amount of the assets may not be fully recoverable. SFAS No. 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the fair value, and in the case of assets classified as held-for-sale, fair value is adjusted for costs to sell such assets.

In conjunction with the restructuring of its operations announced in August 2008, the Company concluded that changes in its business indicated the carrying amount of certain of its property and equipment may not be fully recoverable. The Company recorded as selling, general and administrative expenses an impairment charge of $0.8 million during the third quarter of 2008.

Accrued Expenses

As part of the process of preparing its financial statements, the Company is required to estimate accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s financial statements. Examples of estimated accrued expenses include contract service fees, such as amounts due to clinical research organizations, professional service fees, such as attorneys, independent accountants and investigators in conjunction with preclinical and clinical trials, and fees payable to contract manufacturers in connection with the production of materials related to product candidates. Estimates are most affected by the Company’s understanding of the status and timing of services provided relative to the actual level of services provided by the service providers. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services is often subject to judgment. The Company is also party to agreements which include provisions that require payments to the counterparty under certain circumstances. Additionally, the Company may be required to estimate and accrue for certain loss contingencies related to litigation or arbitration claims. The Company develops estimates of liabilities using its judgment based upon the facts and circumstances known and accounts for these estimates in accordance with accounting principles involving accrued expenses generally accepted in the U.S.

Restructuring Liabilities

The Company has and may continue to restructure its operations to better align its resources with its operating and strategic plans. Restructuring charges can include amounts related to employee severance, employee benefits, property impairment, facility abandonment and other costs. The Company is often required to use estimates and assumptions when determining the amount and in which period to record charges and obligations related to restructuring activities.

Segments

The Company operates in one segment. Management uses one measure of profitability and does not segment its business for internal reporting purposes.

Clinical Trial Expenses

Currently, the Company has one clinical trial that it discontinued enrolling in April 2008 and expects to finalize the related regulatory reports during the fourth quarter of 2008. The Company records clinical trial expenses based on estimates of the services received and efforts expended pursuant to contracts with clinical research organizations (CROs) and other third party vendors associated with its clinical trials. The Company contracts with third parties to perform a range of clinical trial activities in the ongoing development of its product candidates. The terms of these agreements vary and may result in uneven payments. Payments under these contracts depend on factors such as the achievement of certain defined milestones, the successful enrollment of patients and other events. The objective of the Company’s clinical trial accrual policy is to match the recording of expenses in its financial statements to the actual services received and efforts expended. In doing so, the Company relies on information from CROs and its clinical operations group regarding the status of its clinical trials to calculate the accrual for clinical expenses at the end of each reporting period.

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Share-Based Compensation

The Company accounts for share-based compensation in accordance with SFAS No. 123(R), Share-Based Payment, which was adopted on January 1, 2006 under the prospective transition method. The Company selected the Black-Scholes option pricing model as the most appropriate valuation method for option grants with service and/or performance conditions. The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, volatility and expected lives of the options. Since the Company has a limited history of stock purchase and sale activity, expected volatility is based on historical data from several public companies similar in size and nature of operations to the Company. The Company will continue to use historical volatility and other similar public entity volatility information until its historical volatility is relevant to measure expected volatility for option grants. The Company estimates forfeitures based upon historical forfeiture rates and assumptions regarding future forfeitures. The Company will adjust its estimate of forfeitures if actual forfeitures differ, or are expected to differ, from such estimates. Based on an analysis of historical forfeiture rates and assumptions regarding future forfeitures, the Company applied a weighted average annual forfeiture rate of 4.36% and 23.07% during the nine months ended September 30, 2007 and 2008, respectively. The increase in the forfeiture rate during 2008 is primarily attributable to the Company’s recent organizational restructurings and future expectations. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant for a period commensurate with the expected term of the grant. The expected term (without regard to forfeitures) for options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted and historical and expected option exercise behaviors.

For options granted during the three months ended September 30, 2007, the Company estimated the fair value of option grants as of the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions: expected volatility of 75%, risk-free interest rate of 4.60%, and a dividend yield of 0.00%. No options were granted during the three months ended September 30, 2008.

Stock options granted by the Company to its employees are generally structured to qualify as “incentive stock options” (ISOs). Under current tax regulations, the Company does not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time the Company will receive a tax deduction. The Company does not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. The Company has not recognized any income tax benefit or related tax asset for share-based compensation arrangements as the Company does not believe, based on its history of operating losses, that it is more likely than not it will realize any future tax benefit from such tax deductions.

Under SFAS No. 123(R), the estimated fair value of share-based compensation, including stock options granted under the Company’s Equity Incentive Plan and discounted purchases of common stock by employees under the Employee Stock Purchase Plan, is recognized as compensation expense. The estimated fair value of stock options is expensed over the requisite service period as discussed above. Compensation expense under the Company’s Employee Stock Purchase Plan is calculated based on participant elected contributions and estimated fair values of the common stock and the purchase discount at the date of the offering. See Note 9 for further information on share-based compensation under these plans. Share-based compensation included in the Company’s statements of operations was as follows (in thousands):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2007	2008	2007	2008

Research and development	$335	$(41)	$939	$32
Sales, general and administrative	412	342	1,196	313

	$747	$301	$2,135	$345

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

The decrease in share-based compensation expense in 2008 was primarily related to a change in the Company’s estimate of expected forfeitures. The Company bases its estimate of expected forfeitures on historical forfeiture rates and assumptions regarding future forfeitures. During the nine months ended September 30, 2007, the Company applied a weighted average expected annual forfeiture rate of 4.36% as compared to an expected forfeiture rate of 23.07% that was applied during the nine months ended September 30, 2008. The increase in the expected forfeiture rate is primarily attributable to increased forfeitures as a result of the Company’s recent organizational restructurings and future expectations.

SFAS No. 123(R) is applied only to awards granted or modified after the required effective date of January 1, 2006. Awards granted prior to the Company’s implementation of SFAS No. 123(R) are accounted for under the recognition and measurement provisions of APB Opinion No. 25 and related interpretations unless modified subsequent to the Company’s adoption of SFAS No. 123(R).

For stock options granted as consideration for services rendered by nonemployees and for options that may continue to vest upon the change in status from an employee to a nonemployee who continues to provide services to the Company, the Company recognizes compensation expense in accordance with the requirements of SFAS No. 123(R), Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF No. 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees, as amended. The Company has historically estimated the fair value of share-based payments issued to nonemployees based on the estimated fair value of the stock options granted, rather than basing its estimate on the fair value of the services received, as the Company has determined that the value of the stock options granted was more reliably determinable. The estimated fair value of options granted to nonemployees is expensed over the service period (which is generally equal to the period over which the options vest) and remeasured each reporting date until the options vest or performance is complete.

If an employee becomes a nonemployee and continues to vest in an option grant under its original terms, the option is treated as an option granted to a nonemployee prospectively, provided the individual is required to continue providing services. The option is accounted for prospectively under EITF No. 96-18 such that the fair value of the option is remeasured at each reporting date until the earlier of: i) the performance commitment date or ii) the date the services have been completed. Only the portion of the newly measured cost attributable to the remaining requisite service period is recognized as compensation cost prospectively from the date of the change in status. In 2007, the Company recognized no expense for share-based compensation expense relating to nonemployee options. During the three and nine months ended September 30, 2008 the Company recognized share-based compensation expense relating to nonemployee options of $0.1 million and $0.2 million, respectively.

Comprehensive Income (Loss)

The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive loss and its components in financial statements. The Company’s comprehensive income (loss) is comprised of its net income (loss) and unrealized gains and losses on securities available-for-sale. For the three months ended September 30, 2007 and 2008, comprehensive loss was $12.3 million and $10 million, respectively. For the nine months ended September 30, 2007 the Company reported comprehensive income of $24.7 million. For the nine months ended September 30, 2008 comprehensive loss was $37.7 million.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Based on an analysis of historical equity transactions under the provisions of Section 382 of the Internal Revenue Code, the Company believes that ownership changes have occurred at two points since its inception. These ownership changes limit the annual utilization of the Company’s net operating losses in future periods. The Company’s only significant deferred tax assets are its net operating loss carryforwards. The Company has provided a valuation allowance for its entire net deferred tax asset since its inception as, due to uncertainty as to future utilization of its net operating loss carryforwards, and the Company’s history of operating losses, the Company has concluded that it is more likely than not that its deferred tax asset will not be realized.

FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At the adoption date of January 1, 2007, the Company had no unrecognized tax benefits which would affect its effective tax rate if recognized. At September 30, 2008, the Company had no unrecognized tax benefits. The Company classifies interest and penalties arising from the underpayment of income taxes in the statements of operations as general and administrative expenses. At September 30, 2008, the Company has no accrued interest or penalties related to uncertain tax positions. The tax years 2004 to 2007 federal returns remain open to examination, and the tax years 2004 to 2007 also remain open to examination by other taxing jurisdictions to which the Company is subject.

Net Income (Loss) Per Share

Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding and is presented for basic and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, excluding common stock subject to vesting provisions. Diluted net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, increased to include, if dilutive, the number of additional common shares that would have been outstanding if the potential common shares had been issued or if restrictions had been lifted on restricted stock. The dilutive effect of common stock equivalents such as outstanding stock options, warrants and restricted stock is reflected in diluted net loss per share by application of the treasury stock method.

Potentially dilutive securities representing approximately 3.4 million and 3.5 million shares of common stock for the three months ended September 30, 2007 and 2008, respectively, and 1.5 million and 3.5 million shares of common stock for the nine months ended September 30, 2007 and 2008, respectively, were excluded from the computation of diluted earnings per share for these periods because their effect would have been antidilutive. Potentially dilutive securities include stock options, warrants, shares to be purchased under the employee stock purchase plan and restricted stock.

Research and Development

Research and development costs are expensed as incurred. These costs consist primarily of salaries and benefits, licenses to technology, supplies and contract services relating to the development of new products and technologies, allocated overhead, clinical trial and related clinical manufacturing costs, and other external costs.

The Company has historically produced, but no longer produces, clinical and commercial grade product in its Colorado facility and through third parties. Prior to filing for regulatory approval of its products for commercial sale, and such regulatory approval being assessed as probable, these costs have been expensed as research and development expense when incurred.

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007; however, the FASB provided a one year deferral for implementation of the standard for non-financial assets and liabilities. The Company adopted SFAS 157 effective January 1, 2008 for all financial assets and liabilities. The adoption did not have a material impact on the Company’s financial statements. The Company does not expect that the remaining provisions of SFAS 157, when adopted, will have a material impact on its financial statements.

3.	Property and Equipment

The following table sets forth the Company’s property and equipment (in thousands):

	December 31,	September 30,
	2007	2008

At Cost
Equipment and software	$5,011	$3,838
Furniture and fixtures	700	371
Leasehold improvements	2,220	1,950

	7,931	6,159
Less: accumulated depreciation and amortization	(6,026)	(5,895)

	$1,905	$264

Property and equipment, net	$1,905	$131
Property and equipment held for sale	—	133

	$1,905	$264

During the three months ended September 30, 2007 and 2008, depreciation and amortization expense was $0.4 million and $0.2 million, respectively. During the nine months ended September 30, 2007 and 2008, depreciation and amortization expense was $1.2 million and $0.8 million, respectively. The Company also recorded an impairment charge against property and equipment of $0.8 million during the third quarter of 2008.

At September 30, 2008, the net carrying value of property and equipment held for sale was $0.1 million. Property and equipment held for sale are stated at the lower of carrying amount of fair value less cost to sell.

4.	Accounts Payable and Accrued Expenses

The following table sets forth the Company’s accounts payable and accrued expenses (in thousands):

	December 31,	September 30,
	2007	2008

Accounts payable, trade	$4,553	$685
Accrued restructuring charges and other severance costs	1,378	4,825
Other accrued employee compensation, benefits, withholdings and taxes	1,737	451
Accrued clinical trial costs	1,227	330
Accrued manufacturing supply agreement fees and termination costs	2,641	—
Other	719	584

	$12,255	$6,875

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

5.	Commitments and Contingencies

Indemnifications

The Company has agreements whereby it indemnifies directors and officers for certain events or occurrences while the director or officer is, or was, serving in such capacity at the Company’s request. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Employment Agreements

The Company has entered into employment agreements with its chief executive officer and certain other executive officers that provide for base salary, eligibility for bonuses and other generally available benefits. The employment agreements provide that the Company may terminate the employment of the executive at any time with or without cause. If an executive is terminated by the Company without cause or such executive resigns for good reason, as defined, then such executive is entitled to receive a severance package consisting of salary continuation for a period of twelve months (or eighteen months with respect to its chief executive officer) from the date of termination among other benefits. If such termination occurs one month before or thirteen months following a change of control, then the executive is entitled to: i) salary continuation for a period of twelve months (or eighteen months with respect to its chief executive officer and chief scientific officer) from the date of termination, ii) a bonus equal to the average of such executive’s annual bonuses for the two years prior to the change in control termination (or one and a half times the average with respect to the chief executive officer), iii) acceleration of vesting of all of the executive’s outstanding unvested options to purchase the Company’s common stock, and iv) other benefits. As of September 30, 2008, the Company has an accrued but unpaid balance of $2.2 million for its estimate of unpaid benefits expected to be incurred under these employment agreements.

In addition, the Company has entered into retention bonus agreements with its chief financial officer and senior vice president of corporate development. The agreements provide that each such executive is eligible to receive both: i) a cash bonus in the amount of $0.1 million (Retention Bonuses), which was earned and fully accrued for at September 30, 2008, and ii) a cash bonus in an amount of not less than $0.1 million and not greater than $0.2 million (Transaction Bonuses), which final amount will be determined by the Company’s board of directors in its sole discretion, provided that such executive remains employed by the Company through the consummation of a strategic transaction. The Retention Bonuses were paid in October 2008. Management evaluates the probability of triggering the Transaction Bonuses each quarter and, when the bonuses are deemed to be probable of being incurred, the Company will begin expensing the Transaction Bonuses accordingly. As of September 30, 2008, the Transaction Bonuses have not been paid or accrued for.

During 2007 the Company established a severance benefit plan that defines termination benefits for eligible employees. The severance plan does not apply to employees who have entered into separate employment agreements with the Company. Under the severance plan, employees whose employment is terminated without cause are provided a severance benefit of between nine and eighteen weeks pay, based on their employee grade level as defined by the Company, plus an additional two weeks pay for each year of service. Employees are also entitled to receive other benefits such as health insurance during the period of severance under the plan. As of September 30, 2008, the Company has accrued for its estimate of unpaid benefits expected to be incurred under this plan with respect to current and former employees. As of September 30, 2008, the balance of accrued but unpaid benefits under the severance plan was $1.8 million.

Asubio Pharma and Nippon Soda Supply Agreement

On June 20, 2008 the Company notified Asubio Pharma Co. Ltd., or Asubio Pharma, and Nippon Soda Company Ltd., or Nippon Soda, of its decision to terminate the supply agreement for the exclusive supply of the Company’s commercial requirements of the active pharmaceutical ingredient in faropenem medoxomil. In July 2008, the Company paid Nippon Soda unpaid delay compensation fees accumulated through the effective date of termination of the supply agreement totaling $1.0 million. In addition, the Company reimbursed Nippon

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Soda for certain engineering costs totaling $0.6 million. These fees were recorded as research and development expense in prior periods. The Company has no further financial obligations under this agreement.

MEDA Supply Agreement Arbitration Settlement

In July 2008, MEDA Manufacturing GmbH (MEDA) filed an amended demand for arbitration after the Company terminated its license agreement with Asubio Pharma and relinquished all rights to the faropenem medoxomil program. In its amended demand, MEDA claimed that the Company terminated its supply agreement with MEDA in June 2008 when it returned the faropenem medoxomil program to Asubio Pharma and did not have the right to terminate its supply agreement with MEDA in April 2007. During the third quarter of 2008, the Company and MEDA settled this claim and the Company paid MEDA $2.1 million. The Company has no further financial obligations under this agreement.

Other

The Company entered into an agreement with a bank to provide investment banking services. Under the terms of the agreement, the Company may incur transaction fees of at least $4 million and up to $6 million based on the value of a completed license or strategic transaction, as defined. Additionally, a fee of $1.0 million was due and payable under this agreement following the Company’s announcement of the proposed transaction with CSI in November 2008. This fee is creditable against the final fee that would become due if the proposed transaction is consummated. As of September 30, 2008, no amounts have been paid or accrued for under this agreement.

6.	Restructuring Charges

In the fourth quarter of 2007, the Company announced a restructuring of its operations to align its organization with its strategic priorities. As a result of this restructuring, the Company reduced its headcount, primarily in administrative, clinical, commercial and regulatory functions, and recognized related expense of $1.4 million.

The following table summarizes activity in the restructuring accrual related to the 2007 restructuring (in thousands):

	Severance and
	Related Benefits	Other	Total

Remaining costs accrued at December 31, 2007	$1,353	$25	$1,378
Cash payments	(1,320)	(25)	(1,345)
Non-cash adjustments	(33)	—	(33)

Remaining costs accrued at September 30, 2008	$—	$—	$—

In April and June 2008, the Company completed additional restructurings of its operations under which it recorded $2.5 million of expense in the second quarter of 2008. These restructurings included the termination of 23 employees from the clinical, commercial, research and administrative functions of the Company, and closure of the Company’s office in Milford, Connecticut. In addition, the Company discontinued enrollment in its placebo-controlled Phase III clinical trial of faropenem medoxomil in patients with acute exacerbations of chronic bronchitis. The charges associated with the restructuring included approximately $2.1 million of cash expenditures for employee severance benefits, $0.1 million of cash expenditures for facility related costs, and $0.3 million for non-cash expenses related primarily to accelerated depreciation of certain property and equipment. The following table summarizes activity in the restructuring accrual related to the April and June 2008 restructurings (in thousands):

Severance and
Related Benefits

Costs recognized through September 30, 2008	$2,132
Cash payments	(1,336)
Non-cash adjustments	(100)

Remaining costs accrued at September 30, 2008	$696

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

In August 2008, the Company announced an additional restructuring of its operations resulting in the termination of 19 employees among clinical, research and development and administrative functions. The August restructuring will reduce the number of employees to 6 in actions that are scheduled to take place through October 2008. In conjunction with these actions, the Company suspended further development activities of its C. difficile and DNA replication inhibition programs. The Company recorded $3.1 million of costs related to the August restructuring during the third quarter of 2008 which comprised of $1.6 million of cash expenditures for employee severance benefits, $0.8 million in cash expenditures for lease payments in excess of expected sub-lease income, and $0.7 million for non-cash expense related to the impairment of property and equipment. The following table summarizes activity in the restructuring accrual related to the August restructuring (in thousands):

Severance and
Related Benefits

Costs recognized through September 30, 2008	$1,550
Cash payments	(44)
Non-cash adjustments	(15)

Remaining costs accrued at September 30, 2008	$1,491

Additionally, during the third quarter of 2008 the Company determined that severance and related benefits for its remaining five employees was both probable of being paid and estimable. Accordingly, the Company accrued for an additional $1.8 million for employee severance and related benefits in accordance with individual employment agreements or the Company’s severance plan.

7.	Employee Benefit Plans

The Company has a 401(k) plan and matches an amount equal to 50 percent of employee contributions, limited to $2 thousand per participant annually. During the three months ended September 30, 2007 and 2008, the Company provided matching contributions under this plan of $29 thousand and $2 thousand, respectively. During each of the nine months ended September 30, 2007 and 2008, the Company provided matching contributions of $0.1 million.

8.	Common Stock

The Company’s Certificate of Incorporation, as amended and restated on July 3, 2006, authorizes the Company to issue 105,000,000 shares of $0.001 par value stock which is comprised of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Each share of common stock is entitled to one vote on each matter properly submitted to the stockholders of the Company for their vote. The holders of common stock are entitled to receive dividends when and as declared or paid by the board of directors, subject to prior rights of the preferred stockholders, if any.

Common Stock Warrants

In connection with the issuance of debt and convertible notes in 2002 and 2003, the Company issued warrants to certain lenders and investors to purchase shares of the Company’s then outstanding redeemable convertible preferred stock. The warrants were initially recorded as liabilities at their fair value. In July 2006, upon completion of the Company’s initial public offering, all outstanding preferred stock warrants were automatically converted into common stock warrants and reclassified to equity at the then current fair value. As of December 31, 2007 and September 30, 2008, warrants for the purchase of 53,012 shares of common stock were outstanding and exercisable with exercise prices in the range of $4.90 to $6.13 per share.

9.	Share-Based Compensation

Stock Option Plan

The Company’s Equity Incentive Plan, as amended (the Option Plan), provides for issuances of up to 7,946,405 shares of common stock for stock option grants. Options granted under the Option Plan may be either incentive or nonqualified stock options. Incentive stock options may only be granted to Company employees.

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Nonqualified stock options may be granted by the Company to its employees, directors, and nonemployee consultants. Generally, options granted under the Option Plan expire ten years from the date of grant and vest over four years. Options granted in prior years generally vest 25% on the first anniversary from the grant date and ratably in equal monthly installments over the remaining 36 months. Options granted in 2008 generally vest in equal monthly installments over 48 months. This plan is considered a compensatory plan and subject to the provisions of SFAS No. 123(R).

The following is a summary of stock option activity (share amounts in thousands):

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Shares	Exercise Price	Contractual Term	Value
				(In millions)

Options outstanding at January 1, 2008	2,880	$4.42
Granted	1,569	1.83
Exercised	(46)	0.59
Forfeited	(974)	4.21

Options outstanding at September 30, 2008	3,429	$3.35	7.28	—

Options exercisable at September 30, 2008	1,400	$3.63	6.24	—

The following table summarizes outstanding and exercisable options at September 30, 2008 (share amounts in thousands ):

	Stock Options Outstanding			Stock Options Exercisable
		Weighted	Weighted
		Average	Average		Weighted
	Number of	Remaining	Exercise	Number of	Average
Range of Exercise Prices	Shares	Contractual Life	Price	Shares	Exercise Price

$0.49 to $1.64	537	6.74	$0.87	411	$0.78
1.86 to 1.86	989	8.38	1.86	99	1.86
3.19 to 3.19	777	6.85	3.19	317	1.40
5.20 to 5.20	163	7.44	5.20	102	1.64
5.35 to 10.00	963	6.77	6.07	471	1.86

	3,429		$3.35	1,400	$3.63

The weighted average grant date fair value of options granted to employees during the three months ended September 30, 2007 was $2.78 per share, and during the nine months ended September 30, 2007 and 2008 was $2.75 and $1.09 per share, respectively. No options were granted during the three months ended September 30, 2008. The total intrinsic value of options exercised during the three months ended September 30, 2007 and 2008 was $45 thousand and $15 thousand, respectively, and during the nine months ended September 30, 2007 and 2008 was $0.2 million and $37 thousand, respectively.

Performance Options

In March 2008, the Company issued 400,000 options to certain of its executives. The options contain performance vesting conditions and were granted at an exercise equal to the fair value of the underlying common stock on the date of grant of $1.86 per share. Currently, these options will vest in full, at the sole discretion of the Company’s board of directors, immediately prior to the consummation of a strategic transaction. Vested options, if any, continue to be exercisable three years following termination of the employee’s continued service with the Company. These options currently remain unvested. The Company evaluates the probability of meeting the performance conditions on a quarterly basis and, as of September 30, 2008, has not recognized any share-based compensation expense related to these options.

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Restricted Shares of Common Stock

The Company had granted options to certain of its employees to purchase shares of its common stock that were eligible to be exercised prior to vesting, provided that the shares issued upon such exercise are subject to restrictions which will be released in parallel with the vesting schedule of the option. In the event of termination of the service of an employee, the Company may repurchase all unvested shares from the option holder at the price paid to exercise such options.

The table below provides a summary of restricted stock activity (in thousands):

Restricted, non-vested shares outstanding at January 1, 2008	223
Shares vested upon release of restrictions	(175)
Restricted stock repurchased upon termination of employment	(33)

Restricted, non-vested shares outstanding at September 30, 2008	15

Share-Based Compensation — Stock Options

During the three months ended September 30, 2007 and 2008, the Company recognized share-based compensation expense of $0.7 million and $0.3 million, respectively, and during the nine months ended September 30, 2007 and 2008 recognized $2.0 million and $0.3 million, respectively. As of September 30, 2008, the Company had $2.1 million of total unrecognized compensation costs (or $1.0 million net of expected forfeitures) from options granted to employees under the Option Plan to be recognized over a weighted average remaining period of 2.86 years. Additionally, as of September 30, 2008, the Company had $0.6 million of total unrecognized share-based compensation costs (net of expected forfeitures) from options granted with performance conditions.

Nonemployee Options

During the three and nine months ended September 30, 2008, the Company granted 100,000 stock options to certain former employees in their new capacity as consultants to the Company at exercise prices equal to the fair value of the underlying shares of common stock on the date of grant. The options vest over eight months and have a contractual life of ten years. Additionally, certain former employees who have changed their status with the Company from employee to nonemployee, have met the continued service requirements of the Company’s equity incentive plan and have continued to vest in options previously granted to them as employees. Vesting continues until their continued service to the Company is terminated. The Company recorded $0.1 million and $0.2 million in compensation expense during the three and nine months ended September 30, 2008, respectively, related to the nonemployee options, and will re-measure compensation expense until these options vest. Based on the Company’s current estimate of fair value and the period under which continued service will be terminated, the Company expects to recognize approximately $0.1 million of remaining unamortized expense in the fourth quarter of 2008.

Employee Stock Purchase Plan

The Company has reserved approximately 306,000 shares of its common stock for issuance under its Employee Stock Purchase Plan (the Purchase Plan). The Purchase Plan allows eligible employees to purchase common stock of the Company at the lesser of 85% of its market value on the offering date or the purchase date as established by the board of directors. Employee purchases are funded through after-tax payroll deductions, which participants can elect from one percent to twenty percent of compensation, subject to the federal limit. The Purchase Plan is considered a compensatory plan and subject to the provisions of SFAS No. 123(R). To date, approximately 140,000 shares have been issued pursuant to the Purchase Plan. During the three months ended September 30, 2007 and 2008, the Company recognized $45 thousand and $14 thousand in share-based compensation expense, respectively, and during the nine months ended September 30, 2007 and 2008, the Company recognized $0.2 million and $41 thousand, respectively. No employees remain as participants in the current offering period which ends on December 31, 2008.

REPLIDYNE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes

SFAS No. 109 requires that a valuation allowance should be provided if it is more likely than not that some or all of the Company’s deferred tax assets will not be realized. The Company’s ability to realize the benefit of its deferred tax assets will depend on the generation of future taxable income. Due to the uncertainty of future profitable operations and taxable income, the Company has recorded a full valuation allowance against its net deferred tax assets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Except where specifically noted, the following information and all other information contained in this Form 10 does not give effect to the proposed reverse stock split of Replidyne.

Introduction

Assuming that the net assets of Replidyne are between $37 and $40 million as calculated in accordance with the terms of the merger agreement, CSI security holders will own or have the right to acquire, after the merger, approximately 83% of the combined company on a fully-diluted basis using the treasury method of accounting for options and warrants. Further, CSI directors will constitute a majority of the combined company’s board of directors and all members of the executive management of the combined company will be from CSI. Therefore, CSI will be deemed to be the acquiring company for accounting purposes and the merger transaction will be accounted for as a reverse merger and a recapitalization. The financial statements of the combined entity after the merger will reflect the historical results of CSI before the merger and will not include the historical financial results of Replidyne before the completion of the merger. Stockholders’ equity and earnings per share of the combined entity after the merger will be retroactively restated to reflect the number of shares of common stock received by CSI security holders in the merger, after giving effect to the difference between the par values of the capital stock of CSI and Replidyne, with the offset to additional paid-in capital.

The unaudited pro forma condensed combined financial statements have been prepared to give effect to the proposed merger of CSI and Replidyne as a reverse acquisition of assets and a recapitalization. For accounting purposes, CSI is considered to be acquiring Replidyne in the merger, and it is assumed that Replidyne does not meet the definition of a business in accordance with the Statements of Financial Accounting Standards No. 141, Business Combinations, and Emerging Issues Task Force (EITF) No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, because of Replidyne’s current efforts to sell or otherwise dispose of its operating assets and liabilities. Under EITF 98-3, the total estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements, is allocated to the assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values. As a result, the cost of the proposed merger will be measured at the estimated fair value of the net assets acquired, and no goodwill will be recognized.

For purposes of these unaudited pro forma condensed combined financial statements, Replidyne and CSI have made allocations of the estimated purchase price to the assets to be acquired and liabilities to be assumed based on preliminary estimates of their fair value, as described in Note 2 to these unaudited pro forma condensed combined financial statements. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net assets of Replidyne that exist as of the date of completion of the merger. Replidyne and CSI expect the fair value of the net assets of Replidyne to approximate the fair value of Replidyne common stock at the date of the merger. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:

•	net cash used in Replidyne’s operations between the pro forma balance sheet date of September 30, 2008 and the closing of the merger;

•	the timing of completion of the merger;

•	Replidyne’s net assets as calculated pursuant to the merger agreement, which will partially determine the actual number of shares of Replidyne’s common stock to be issued pursuant to the merger; and

•	other changes in Replidyne’s net assets that may occur prior to completion of the merger, which could cause material differences in the information presented below.

The unaudited pro forma condensed combined balance sheet as of September 30, 2008 gives effect to the proposed merger as if it occurred on September 30, 2008 and combines the historical balance sheets of Replidyne and CSI as of September 30, 2008 and includes the effect of the issuance of warrants to purchase 3.5 million shares of CSI common stock to existing CSI preferred stockholders in connection with the conversion of preferred stock to common stock immediately prior to the effective time of the proposed merger. The CSI balance sheet information was derived from its unaudited balance sheet as of September 30, 2008 included herein. The Replidyne balance sheet information was derived from its unaudited condensed consolidated balance sheet included in its Form 10-Q for the quarterly period ended September 30, 2008 and also included herein. The estimated purchase price of the Replidyne acquisition in these unaudited pro forma condensed combined financial statements was based on the estimated fair value of the net assets to be received by CSI assuming the proposed merger had closed on September 30, 2008.

The final purchase price allocation may change significantly from preliminary estimates. The actual purchase price allocation upon consummation of the merger will be based on the fair value of Replidyne’s assets and liabilities as determined at the time of the consummation of the merger. Replidyne continues to use its cash and other liquid assets to finance the closing of its operations. CSI and Replidyne will re-evaluate the determination of the purchase price at the time of consummation of the merger. Please see the notes to these unaudited pro forma combined condensed financial statements for further discussion.

The unaudited pro forma condensed combined statements of operations for the three months ended September 30, 2008 and the year ended June 30, 2008 are presented as if the merger was consummated on July 1, 2007, and combine the historical results of Replidyne and CSI for the three months ended September 30, 2008 and the year ended June 30, 2008, respectively. The historical results of CSI were derived from its unaudited consolidated statement of operations for the three months ended September 30, 2008 and its audited consolidated statement of operations for the year ended June 30, 2008, included herein. The historical results of Replidyne were derived from its unaudited statement of operations for the three months ended September 30, 2008 included in its Form 10-Q and herein, and a combination of audited statement of operations included in its Annual Report on Form 10-K and herein for the year ended December 31, 2007, and its unaudited statement of operations for the six months ended June 30, 2007 and 2008 included in its Form 10-Q.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Replidyne and CSI been a combined company during the specified periods. Further, the unaudited pro forma condensed combined financial statements do not reflect any adjustments to remove the operating results of Replidyne. As noted above, Replidyne is not expected to have any substantive operations at the time of the merger. The unaudited pro forma condensed combined financial statements have been prepared using CSI’s June 30 year-end, as the combined company anticipates having a June 30 year end upon closing of the merger. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this Form 10. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of CSI for the three months ended September 30, 2008 and for the year ended June 30, 2008 included herein, and the historical financial statements of Replidyne included in its Annual Report on Form 10-K for the year ended December 31, 2007 and in its Forms 10-Q for the quarterly periods ended September 30, 2007 and 2008, and June 30, 2007 and 2008.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2008

	Historical		Pro Forma
	Replidyne	CSI	Adjustments		Combined
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$32,059	$14,727	$—		$46,786
Short-term investments	18,532	—	—		18,532
Accounts receivable, net	—	5,439	—		5,439
Inventories	—	3,930	—		3,930
Prepaid expenses and other current assets	1,318	818	—		2,136

Total current assets	51,909	24,914	—		76,823
Investments	—	21,390	—		21,390
Property and Equipment, net	133	1,156	(133)	E	1,156
Patents, net	—	1,152	—		1,152
Other assets	70	—	(70)	E	—

Total assets	$52,112	$48,612	$(203)		$100,521

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$6,875	$8,857	$5,700	G	$23,032
			1,600	I
Current maturities of long-term debt	—	27,201	—	G	27,201

Total current liabilities	6,875	36,058	7,300		50,233

Long-term debt	—	2,400	—		2,400
Redeemable convertible preferred stock warrants	—	4,047	(4,047)	A	—
Deferred rent	—	100	—		100

Total liabilities	6,875	42,605	3,253		52,733
Redeemable convertible preferred stock	—	98,242	(98,242)	A	—
Stockholders’ equity (deficit)	45,237	(92,235)	98,242	A	47,788
			1	D
			(192,090)	D
			4,047	A
			22,082	C
			(12)	D
			(22,082)	C
			192,101	D
			(5,700)	G
			(203)	E
			(1,600)	I

Total liabilities and stockholders’ equity (deficit)	$52,112	$48,612	$(203)		$100,521

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations

	For the Three Months Ended September 30, 2008
	Historical		Pro Forma
	Replidyne	CSI	Adjustments		Combined
	(In thousands, except share and per share data)

Revenues	$—	$11,646	$—		$11,646
Cost of goods sold	—	3,881	—		3,881

Gross margin	—	7,765	—		7,765
Operating expenses:
Selling, general and administrative	5,671	16,424	(778)	F	21,317
Research and development	4,780	4,955	(60)	F	9,675

Total operating expenses	10,451	21,379	(838)		30,992

Loss from operations	(10,451)	(13,614)	838		(23,227)
Interest expense	—	(227)	—		(227)
Interest and investment income	537	142	—		679

Net loss	(9,914)	(13,699)	838		(22,775)
Less: Accretion of redeemable convertible preferred stock	—	—	—		—

Net loss attributable to common stockholders	$(9,914)	$(13,699)	$838		$(22,775)

Basic and diluted net loss per share attributable to common stockholders	$(0.37)	$(1.78)			$(0.17)

Weighted average shares used in computing basic and diluted net loss per share attributable to common stockholders	27,082,000	7,692,248	101,457,957	B	136,232,205

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations — (Continued)

	For the Year Ended June 30, 2008
	Historical		Pro Forma
	Replidyne	CSI	Adjustments		Combined
	(In thousands, except share and per share data)

Revenues	$—	$22,177	$—		$22,177
Cost of goods sold	—	8,927	—		8,927

Gross margin	—	13,250	—		13,250
Operating expenses:
Selling, general and administrative	12,824	35,326	(340)	F	47,810
Research and development	47,564	16,068	(1,022)	F	62,610

Total operating expenses	60,388	51,394	(1,362)		110,420

Loss from operations	(60,388)	(38,144)	1,362		(97,170)
Interest expense	—	(923)	916	H	(7)
Interest and investment income	3,534	1,167	—		4,701
Impairment of investments	—	(1,267)	—		(1,267)
Other	(81)	—	—		(81)

Net loss	(56,935)	(39,167)	2,278		(93,824)
Less: Accretion of redeemable convertible preferred stock	—	(19,422)	19,422	H	—

Net loss attributable to common stockholders	$(56,935)	$(58,589)	$21,700		$(93,824)

Basic and diluted net loss per share attributable to common stockholders	$(2.10)	$(8.57)			$(0.72)

Weighted average shares used in computing basic and diluted net loss per share attributable to common stockholders	27,103,000	6,835,126	96,777,814	B	130,715,940

See accompanying notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

1.	Basis of Presentation

On November 3, 2008, Replidyne and CSI entered into an Agreement and Plan of Merger and Reorganization, under which Responder Merger Sub, Inc., a wholly owned subsidiary formed by Replidyne in connection with the merger, will merge with and into CSI and CSI will become a wholly owned subsidiary of Replidyne and the surviving corporation of the merger. Upon completion of the merger, Replidyne will change its name to Cardiovascular Systems, Inc. and assume CSI’s fiscal year end of June 30. Pursuant to the terms of the merger agreement, Replidyne will issue to the stockholders of CSI shares of Replidyne common stock and will assume all of the stock options, restricted stock awards, and stock warrants of CSI outstanding as of the merger closing date, such that CSI stockholders, including holders of common stock and redeemable convertible preferred stock, option and restricted stock holders and warrant holders will own approximately 83% of the combined company on a pro forma fully diluted basis, calculated using the treasury stock method of accounting for options and warrants, and Replidyne stockholders and option and warrant holders will own approximately 17% of the combined company on a pro forma fully diluted basis, calculated using the treasury stock method of accounting for options and warrants, and assuming that Replidyne’s net assets at closing are between $37 million and $40 million. The merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code. The merger is subject to customary closing conditions, including approval by Replidyne and CSI stockholders.

Because CSI security holders will own approximately 83% of the voting stock of the combined company after the transaction and the management of CSI will be the management of the combined company, CSI is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Replidyne will be recorded as of the merger closing date at their estimated fair values.

2.	Purchase of Net Assets In Accordance with EITF No. 98-3

The estimated purchase price and the allocation of the estimated purchase price discussed below have been determined in accordance with EITF No. 98-3, with the anticipation that the merger will be consummated in early 2009, and are preliminary because the proposed merger has not yet been completed. The final allocation of the purchase price will be based on Replidyne’s assets and liabilities on the closing date. Under EITF No. 98-3, the total estimated purchase price is allocated to the Replidyne tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the consummation of the transaction.

The unaudited pro forma condensed combined financial statements include an estimate for contractual compensation liabilities owed to Replidyne employees as a result of the change of control obligations and other severance agreement payments that will become due as a result of the merger. An estimate of costs related to Replidyne’s remaining lease obligation is also included in the unaudited pro forma condensed combined financial statements.

The preliminary allocation of the estimated purchase price is in part based upon preliminary management estimates, as described below, and CSI and Replidyne’s estimates and assumptions are subject to change upon the consummation of the merger.

Cash and cash equivalents, short-term investments and other tangible assets and liabilities:  The tangible assets and liabilities were valued at their respective carrying amounts, except for adjustments to certain property and equipment, other assets and cessation-related liabilities, as CSI and Replidyne believe that these amounts approximate their current fair values.

Pre-acquisition contingencies:  CSI and Replidyne have not currently identified any pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)

The final determination of the purchase price allocation will be based on the fair values of the assets acquired and liabilities assumed as of the date the proposed merger is consummated. The preliminary allocation of the estimated purchase price assuming the merger had closed on September 30, 2008 is as follows (in thousands):

Amount

Preliminary estimated purchase price allocation:
Cash and cash equivalents	$32,059
Short-term investments	18,532
Prepaid expenses and other current assets	1,318
Accounts payable and accrued expenses	(13,675)

Total estimated purchase price	$38,234

The final purchase price allocation may change significantly from preliminary estimates. The actual purchase price allocation upon consummation of the merger will be based on the fair values of Replidyne’s assets and liabilities as determined at the time of consummation. Further, Replidyne continues to use its cash and other liquid assets to finance the closing of its operations. CSI and Replidyne will re-evaluate the determination of the purchase price at the time of consummation of the merger.

3.	Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price and to adjust amounts related to Replidyne’s tangible and identifiable intangible assets and liabilities to a preliminary estimate of their fair values.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows (dollar amounts in thousands):

(A) To reflect the conversion of all shares of CSI preferred stock and preferred stock warrants to Replidyne common stock and common stock warrants immediately prior to the effective time of the proposed merger.

(B) To reflect the issuance of new shares of Replidyne common stock at the effective time of the proposed merger.

(C) To reflect the issuance of 3.5 million common stock warrants to existing preferred stock holders in connection with the conversion of preferred stock to common stock, valued at $22,082.

(D) To reflect the elimination of Replidyne’s treasury stock, additional paid-in capital, accumulated other comprehensive income, and accumulated deficit.

(E) To adjust Replidyne’s historical assets and liabilities to their estimated fair values.

(F) To reflect the elimination of Replidyne’s historical depreciation and amortization expense associated with the reduction in the carrying value of property and equipment to fair value and as a result of the allocation process, and to reflect the elimination of asset impairment charges recorded by Replidyne. Had this proposed merger been consummated on July 1, 2007, the related property and equipment would have been eliminated.

(G) To record estimated transaction costs for CSI and Replidyne.

(H) To reverse accretion of redeemable convertible preferred stock and adjustment to fair value of redeemable convertible preferred stock warrants.

(I) To reflect the estimated fair value (including estimated subleases) of the lease obligation for Replidyne’s facility, which will be abandoned upon consummation of the merger.

4.	Non-recurring Expenses

Replidyne has incurred and will continue to incur certain non-recurring expenses in connection with the transaction. These expenses, which are reflected in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2008, but are not reflected in the unaudited pro forma condensed combined

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)

statements of operations for the three months ended September 30, 2008 and for the year ended June 30, 2008, are currently estimated as follows (in thousands):

Financial advisors’ fee	$4,000
Legal, accounting, and processing costs	800
Transaction bonuses	400

Total fees	$5,200

CSI will incur certain non-recurring transaction-related costs in connection with the merger. These estimated expenses of $500 are reflected in the unaudited pro forma condensed combined balance sheet as of September 30, 2008, but are not reflected in the unaudited pro forma condensed combined statements of operations for the three months ended September 30, 2008 and for the year ended June 30, 2008.